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THOMSON FINANCIAL

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FILE NO. 82- 03178

FISCAL YEAR 9-30-06

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DATE: 2/8/07

Energie vernünftig nutzen

EVN

082-02178
ARIS
9-30-06

Annual Report 2005/06



arket entry into the **Macedonian electricity industry** + **significant expansion of foothold in South Ea**
urope + swift integration of **subsidiaries in Bulgaria and Macedonia** + **revenue increase of 28.7%**
BITDA rise of 18.6% + **EBIT** improvement of 40.7% + **Group net profit up 53.7%**

Revenue by region


2,500
2,000
1,500
1,000
500
EURm
01/02
02/03
03/04
04/05
05/06
1,113.9
1,082.2
98.9
1,108.4
148.5
247.3
1,213.7
226.6
467.6
1,377.4

- Central and Eastern Europe
- South East Europe
- Austria

EBIT by region


200
160
120
80
40
EURm
01/02
02/03
03/04
04/05
05/06
127.9
102.5
4.3
110.3
16.7
14.5
99.8
21.3
17.3
145.9

- Central and Eastern Europe
- South East Europe
- Austria

EBITDA/EBIT


400
300
200
100
EURm
01/02
02/03
03/04
04/05
05/06
250.0
127.9
227.5
102.5
297.6
114.6
335.2
131.0
397.4
184.4

- EBITDA
- EBIT

Cash flow/Investments


400
300
200
100
EURm
01/02
02/03
03/04
04/05
05/06
263.9
161.7
213.2
228.0
242.6
168.8
267.1
192.6
399.7
251.5

- Net cash flow from operating activities
- Investments in intangible assets and property, plant and equipment

Employees by region


10,000
8,000
6,000
4,000
2,000
Number
01/02
02/03
03/04
04/05
05/06
2,199
2,317
283
2,325
243
4,049
2,362
314
7,353
2,306

- Central and Eastern Europe
- South East Europe
- Austria

Earnings/Dividend


6
5
4
3
2
1
EUR
01/02
02/03
03/04
04/05
05/06[1]
2.39
0.70
2.73
0.75
3.08
0.95
3.53
0.15
1.00
5.43
0.20
1.20

- Earnings/share
- Dividend/share
- Bonus/share

[1] Proposal to the AGM

Equity (EVN Group quote)


3,000
2,000
1,000
EURm
01/02
02/03
03/04
04/05
05/06
1,041.1
1,137.5
1,532.8
2,094.2
2,523.3

Market capitalisation


4,000
3,000
2,000
1,000
EURm
01/02
02/03
03/04
04/05
05/06
1,652.8
1,361.2
1,696.6
3,066.1
3,416.9

Key figures

		2005/06	2004/05	Change %	2003/04	2002/03	2001/02
Sales volumes							
Electricity generation	GWh	4,556	4,484	1.6	4,240	3,439	3,795
Electricity sales volumes to end customers	GWh	15,641	11,342	37.9	6,164	6,126	6,284
Thereof Austria	GWh	6,426	6,197	3.7	6,164	6,126	6,284
Thereof South East Europe	GWh	9,215	5,145	79.1	–	–	–
Gas sales volumes to end customers[1]	m m³	682	636	7.3	661	905	1,299
Heating sales volumes to end customers	GWh	1,067	1,033	3.3	967	877	786
Income statement							
Revenue	EURm	2,071.6	1,609.5	28.7	1,207.3	1,082.1	1,113.9
EBITDA	EURm	397.4	335.2	18.6	297.6	227.5	250.0
EBITDA margin	%	19.2	20.8	–	24.6	21.0	22.4
Results from operating activities (EBIT)	EURm	184.4	131.0	40.7	114.6	102.5	127.9
EBIT margin	%	8.9	8.1	–	9.5	9.5	11.5
Profit before income tax	EURm	304.9	186.2	63.7	135.9	145.4	137.6
Group net profit	EURm	221.9	144.4	53.7	117.4	102.6	89.5
Balance sheet							
Balance sheet total	EURm	5,845.8	4,739.6	23.3	3,732.0	2,993.8	2,803.9
Equity	EURm	2,756.0	2,285.4	20.6	1,555.7	1,160.2	1,064.7
Equity ratio	%	47.1	48.2	–	41.7	38.8	38.0
Capital employed	EURm	4,492.6	3,645.0	23.3	2,896.4	2,229.5	2,066.2
Net debt	EURm	930.0	673.8	38.0	429.3	347.0	441.9
Gearing	%	33.7	29.5	–	27.6	29.9	41.5
Cash flow and investments							
Net cash flow from operating activities	EURm	399.7	267.1[2]	49.7	242.6	213.2	263.9
Investments[3]	EURm	251.5	192.6	30.6	168.8	228.0	161.7
Net debt coverage (FFO)	%	49.1	44.5	–	67.0	69.4	65.7
Interest cover (FFO)	x	8.1	6.1	–	6.4	7.8	11.0
Employees							
Number of employees	Average	9,973	6,654	49.9	2,608	2,317	2,199
Thereof South East Europe	Average	7,353	4,049	81.6	–	–	–
Value added							
Return on equity (ROE)	%	10.6	8.2	–	8.7	9.3	8.7
Return on capital employed (ROCE)	%	7.9	6.2	–	6.2	6.2	6.0
Economic Value Added (EVA®)[4]	EURm	118.8	82.9	43.3	57.9	–	–
Share							
Earnings/share	EUR	5.43	3.53	53.7	3.08	2.73	2.39
Dividend/share	EUR	1.40[5]	1.15[6]	21.7	0.95	0.75	0.70
Payout ratio	%	25.8[5]	32.6	–	33.1	27.5	29.3
Dividend yield	%	1.7[5]	1.5	–	2.3	2.1	1.6
Share performance							
Share price at the end of September	EUR	83.58	75.00	11.4	41.50	36.22	43.98
Highest price	EUR	99.00	78.50	26.1	47.34	44.50	48.43
Lowest price	EUR	65.20	40.90	59.4	36.10	35.40	41.00
Market capitalisation	EURm	3,417	3,066	11.4	1,697	1,361	1,653
Credit rating							
Moody's		A1, stable	Aa3, stable	–	Aa3, negative	Aa3, negative	Aa3, negative
Standard & Poor's		A, stable	A+, stable	–	A+, stable	AA–, stable	AA–, stable

1) From January 1, 2003, excluding gas trading and sales to large customers following transfer to EconGas.
2) This figure was adjusted due to changes in the reporting structure of the cash flow statement.
3) Investments in intangible assets and property, plant and equipment.
4) As defined by Stern Stewart & Co.
5) Proposal to the Annual General Meeting: EUR 1.20 plus a bonus of EUR 0.20.
6) EUR 1.00 plus a bonus of EUR 0.15.


always
close
at hand


shaping South
East Europe


securing
supply
EVN


pursuing
sustainability


cooperating
internationally


growing
steadily

Creating **value**

Modern, international, successful. EVN has come a long way.
We have made significant progress in transforming EVN from a regional energy supplier to a Central and Eastern European energy and environmental services provider, since we first defined this goal in the year 2000. Above and beyond supplying energy in Lower Austria, EVN operates in related business areas, and now offers its customers a broad-based portfolio of energy and environmental services.

In addition to our "traditional" products – electricity, gas and heating – our business operations now also encompass water supply, wastewater treatment, waste incineration and other infrastructure services. In particular, as a result of the acquisition of regional electricity supply companies in Bulgaria and Macedonia, we have established EVN as a major player in the energy industry of South East Europe during the last two financial years. However, with our subsidiaries, we are also very successful in the water, wastewater and waste incineration business in Central and Eastern Europe as well as other European markets.

The motto of this annual report – "creating value, exploiting strengths" – demonstrates the two key poles on this path. On the one hand, one of our top priorities is creating value – for our customers, shareholders and employees, but also for all other stakeholders. At the same time, we can build upon our manifold strengths, which EVN has developed and cultivated over the last years and decades.



Burkhard Hofer
Speaker of the Executive Board

always and every

NEAR YOU

"Always at your service" – this principle which EVN adheres to has proven its value in the energy supply business for Lower Austria. For this reason, EVN is striving to achieve the maximum possible level of customer proximity in all its other activities – whether it involves providing energy in South East Europe, or in the field of environmental services. A local presence and a strong local foothold are just as important as enabling customer-oriented services. Group-wide standards ensure uniform high quality service.




Creating VALUE
exploiting STRENGTHS



Rila monastery, Bulgaria

By acquiring electricity distribution companies, the EVN Group has enormously strengthened its market presence precisely in South East Europe over the last two years. It ranks among the major players in the region's energy sector. Just as it does in the domestic market of Lower Austria, this means a long-term commitment and a high level of responsibility on the part of EVN. These are principles which also apply to the international water, wastewater treatment and waste incineration activities of the Group.

At home in (SOU



EUROPE

Creating VALUE
exploiting STRENGTHS

Four times as

EVN's customer base is growing. As a consequence of its market entry in Bulgaria and Macedonia, the EVN Group has achieved a four-fold increase in the number of its electricity customers as well as electricity sales volumes since the beginning of 2005. It is also continually posting growth in the heating and water business areas. The international project business in the Environmental Services segment is also expanding dynamically.



Creating VALUE
exploiting STRENGTHS

much ELECTRICITY





The Moscow South-West drinking water plant, a construction site of the EVN subsidiary WTE



Additional growth in new markets. The EVN Group is also profiting from the upbeat, future-oriented business environment in Central and Eastern Europe. At an early stage, EVN favourably positioned itself by entering the water, wastewater treatment and waste incineration business. Interesting international projects, e.g. to construct and operate a drinking water supply facility and a waste incineration in Moscow, demonstrate proof of the Group's achievements.

RIDING THE upswing

Securing supplies

"Electricity comes out of the wall socket". This can no longer be taken for granted in a period of liberalised markets and increasing upward pressure on energy prices. Reliability and high quality continue to be the highest priorities for EVN – both in terms of ensuring supply and in customer relations. The basis is a modern, flexible and versatile mix of power plants, as well as an efficient customer service featuring around-the-clock availability.


EVN


Creating VALUE
exploiting STRENGTHS

The EVN transformer station in Statzendorf

Clear goals



High performance is based on clearly defined goals. Therefore, EVN newly defined its strategy in the year 2000 – envisioning a transformation from a regional energy supplier to a Central and Eastern European energy and environmental services provider. Above and beyond that, to broaden its geographical reach and enter into new business areas. The company has succeeded in achieving both. Besides Austria, EVN successfully operates in 12 other countries. In addition to supplying energy, the environmental services business is becoming an increasingly important revenue and earnings growth driver.

Creating VALUE
exploiting STRENGTHS


for top
PERFORMANCE


Creating VALUE
exploiting STRENGTHS
Solutions for



The Otto Kandler hostel on the Hohenstein, Lower Austria

No mountain is too high for EVN. It responds to the individual requirements and wishes of its customers – private households as well as industrial and commercial companies and municipalities. EVN always finds an individualised solution, whether it involves supplying an Alpine hut with solar electricity, assisting an industrial firm to meet its complex energy needs, or partnering with a municipality to upgrade its water supply or wastewater treatment facility.

EVERYONE

Full speed.

Things are running smoothly. Recently, the positive development of EVN's business results demonstrates that it is taking the right path. Ongoing revenue and earnings growth for years, increasing profitability, higher dividends. The share price of the EVN share has also developed positively. And forecasts for the future are quite optimistic.



The EVN hydropower plant Dorfmühle on the River Ybbs

AHEAD



Creating VALUE
exploiting STRENGTHS



On the PACE

To also be in the forefront when tomorrow comes along. As an innovative, flexible and sustainably oriented company, EVN continually strives to identify opportunities and alternatives at an early time, and develop concepts for the future on this basis. The ongoing modernisation of all facilities with the latest technologies, the decision to diversify the business portfolio, the market entry into South East Europe's energy industry or the promotion of alternative energies such as biomass and wind-generated power are just a few prominent examples to underline EVN's way of doing business.


Creating VALUE
exploiting STRENGTHS

+ 28.7% revenue

+ 75.4% international revenue

+ 18.6% EBITDA

+ 40.7% EBIT

+ 53.7% Group net profit

+ 53.7% earnings/share

+ 21.7% dividends/share[1)]

+ 41.2% gross cash flow

Group net profit at record level
Higher revenues in the Energy and Environmental Services segments
Significant improvement in performance despite high cost pressure
Perceptible improvement in the financial results due to the positive development of EVN Group investments
Acquisition of a majority shareholding in the Macedonian national electricity distribution company ESM AD
Swift integration of the new subsidiaries in Bulgaria and Macedonia
Development concept for the Lower Austrian Central Region – investments of up to EUR 180m in renewable energies
Wind-generated electricity output in Lower Austria more than doubled
Expansion of the project business in the water, wastewater and waste incineration business



1) Proposal to the AGM

Contents

EVN at a glance

EVN Group

Revenue by region



10.9%
22.6%
9.2%
15.4%
75.4%
66.5%

2005/06
2004/05

- ■ Austria
- ▨ South East Europe
- □ Central and Eastern Europe

Revenue 2005/06: EUR 2,071.6m

EBIT by region



11.5%
9.4%
12.8%
11.1%
76.2%
79.1%

2005/06
2004/05

- ■ Austria
- □ South East Europe
- □ Central and Eastern Europe

EBIT 2005/06: EUR 184.4m

Employees by region



10,000
8,000
6,000
4,000
2,000
Number
03/04
04/05
05/06
283
2,325
243
4,049
2,362
314
7,353
2,306

- □ Central and Eastern Europe
- □ South East Europe
- ■ Austria



Estonia
Moscow
Russia
Lithuania
Kaunas
Denmark
Poland
Germany
Austria
Dürnrohr
Maria Enzersdorf
Slovakia
Slovenia
Croatia
Bulgaria
Stara Zagora
Plovdiv
Macedonia
Skopje
Cyprus

- □ Energy supply
- ● Water/wastewater projects
- ● Waste incineration

The segments

Generation business unit

Own power-generating capacity: 1,693 MW

- Thereof thermal[1] 1,382 MW
  - hydro 185 MW
  - wind 116 MW
  - biomass 10 MW

Networks business unit

Electricity, gas and heating networks

- Power lines 48,678 km
- Gas pipelines 10,518 km
- Heating pipelines 322 km

Other

- Kabelsignal AG
- grafotech Beratungs- und Planungsgesellschaft mbH
- NOKOM NÖ Telekom Service GmbH

Energy Procurement and Supply business unit

Electricity

- Customers 781,000
- Sales volumes 6,426 GWh

Gas

- Customers: 273,000
- Sales volumes 748 m m³
- EconGas GmbH

Heating

- Customers: 36,000
- Sales volumes 1,067 GWh

South East Europe business unit

Bulgaria: ERP Plovdiv, ERP Stara Zagora

- Networks: 58,800 km power lines
- Energy supply 1,539,000 customers
- Sales volumes 7,229 GWh

Macedonia: ESM AD

- Generation: 8 MW
- Networks 23,660 km power lines
- Energy supply 700,000 customers
- Sales volumes 1,987 GWh[2]

Water

evn wasser

- Customers (directly supplied): 16,500
- Customers (indirectly supplied): 468,500
- Sales volumes 25.2m m³

Water/wastewater

WTE Group

- 70 drinking water/wastewater projects in 11 Central and Eastern European countries

Waste incineration

AVN Group

Austria

- Facility in Zwentendorf/Dürnrohr
- Annual capacity 300,000 tonnes

International

- Project business, e.g. large-scale project in Moscow

Strategic investments

- Verbundgesellschaft
- Burgenland Holding AG (BEWAG/BEGAS)
- RAG Beteiligungs AG (Rohöl-Aufsuchungs-AG)

Other investments

- Utilitas Group
  - Allplan GmbH
  - first facility GmbH
  - V&C GmbH
  - EVN Business Service GmbH
- EVN Finanzmanagement GmbH
  - EVN Finanzservice GmbH

1) Incl. cogeneration and combined cycle heat and power plants
2) H2 2005/06

Company profile

We are a leading Austrian energy and environmental services group with headquarters in Lower Austria, the nation's largest federal province. The EVN Group provides its customers with electricity, gas, heating, water, waste incineration and related services by means of a highly advanced infrastructure.

As a growth-oriented company, EVN is also endeavouring to share in the dynamic growth potential of the Central and Eastern European markets. The focus of our interest is primarily South East Europe, which offers diverse opportunities to expand our business operations. Within the framework of the privatisation process for the electricity industry, we have succeeded in establishing a solid foothold in the region. Through our majority shareholding in two Bulgarian electricity supply companies, we now provide power to approximately one-third of all electricity customers in Bulgaria. In Macedonia, we recently acquired the national electricity distribution company. As a consequence of these acquisitions, we have been able to significantly increase the number of our electricity customers in a period of only two years, from around 800,000 to the current level of close to three million.

As a provider of environmental services, we also strive to take advantage of the dynamic growth potential in the entire Central and Eastern European business region. Through fully owned subsidiaries, we are now successfully operating in Austria, as well as in ten CEE markets in the fields of water, wastewater treatment and waste incineration. Our primary focus is to serve as a partner to communities and companies, offering state-of-the-art solutions, which are professionally developed and implemented, in order to meet all water supply, wastewater treatment and waste management challenges.

Our priority is to create sustainable value and achieve long-term value enhancement in the interests of the customers, shareholders and employees, by exploiting the synergies among the different business areas of the EVN Group, both in Austria and other markets.

Creating value – exploiting strengths



A discussion with the members of the EVN Executive Board: Burkhard Hofer, Peter Layr and Herbert Pöttschacher.

In the 2005/06 financial year, the performance of the EVN Group was again quite good. Will this growth continue at the same pace in the future?
Hofer: The last two financial years featured a period of enormous growth and change in our Group, primarily as the result of our acquisitions in Bulgaria and Macedonia. During this time, we succeeded in increasing total revenue by more than 70%. Results from operating activities rose by 60%, and Group net profit by about 90%. And the number of employees almost quadrupled.

In recent years, EVN's business results have been quite impressive. It is obvious that such growth rates cannot be repeated every single year – especially considering the difficult business environment in which the energy industry operates. However, developments in the last few years have enabled us to demonstrate that our growth course is taking us in the right direction.

"... developments in recent years demonstrate our growth course is right ..."

When you think of the challenging business environment in the energy sector, what would you consider to be the most important challenges facing EVN today?
Layr: First of all, there is no doubt we would have to emphasize the high primary energy and electricity procurement prices, as well as the burdens placed on us as a result of CO_2 emission trading. From our point of view, there was not a sufficient allocation of certificates. Austria's electricity industry, and this also refers to EVN, was allocated far fewer certificates than would have normally been appropriate in the light of the average CO_2 emissions measured in recent years. It must be added that the high and very volatile prices in trading for such certificates place a considerable financial burden on the company.

Furthermore, the reductions in network tariffs, as prescribed by the regulatory authority, have also trimmed our revenue. Nevertheless, in the meantime, the newly-launched incentive regulatory system has significantly improved the planability of our operations. A similar solution is currently being developed for the natural gas sector. However, one should not make the mistake of underestimating the consolidation process in the energy sector, as well as the growing shortage of power generating capacity, and bottlenecks in the high-voltage power grids.

"... our Bulgarian and Macedonian acquisitions give us a strong foothold in South East Europe's energy sector ..."

What is EVN's role in this scenario?
Hofer: At an early stage, EVN saw the signs on the horizon and decided to proactively develop business alternatives. As a result, EVN diversified its business to encompass the water, wastewater treatment and waste incineration business areas. We also expanded our energy business on a geographical level. The highlights were certainly the acquisitions in Bulgaria and Macedonia during the last two financial years. Subsequently, we have close to tripled our sales volumes in the energy business, and at the same time, managed to establish a strong foothold in South East Europe's energy sector.

EVN has undergone a period of major expansion, in the energy sector, its core business, as well as in new business areas. Where will EVN be going from here?
Pöttschacher: We are concentrating on certain regions and business areas, because we require a phase of consolidation and integration following the enormous growth achieved in recent years. Accordingly, we implemented a new group-wide organisational structure at the beginning of the last financial year, which is designed to considerably streamline our decision-making structures and increase the level of transparency and accountability for the perform-



ance of the company. Nonetheless, we are still open to expanding even more in South East Europe, which we have defined as our core region.

Is the integration of the new subsidiaries in South East Europe proceeding as planned?
Layr: Absolutely. This particularly applies to the Bulgarian subsidiaries, which have now been a part of the Group for almost two years. We have implemented a series of measures, such as the elimination of redundancies or adapting the external sales structures to the concept of setting up all-encompassing and competent customer relations centres, as we have successfully put into practice in Lower Austria. To be honest, the speedy successes have really been a positive surprise. Naturally, we are just at the beginning of the process in Macedonia, but we can take advantage of our experiences in Bulgaria.

What about the profitability of the companies in Bulgaria and Macedonia?
Hofer: Our aim is to achieve a sustainable level of profitability in these markets which matches our performance in Lower Austria. Of course, we can not achieve this from one day to the next. Key business indicators such as revenues or sales volumes have posted significant gains. However, the profitability for the Group as a whole has declined somewhat, as demonstrated by such benchmarks as EBIT per employee. On a long-term basis, the integration of our subsidiaries in Bulgaria and Macedonia will lead to an improvement in profits.

"... we cover up to 80% of our electricity needs in Lower Austria from own power plants, and aim to develop generating capacity in South East Europe ..."

Regarding the issue of ensuring energy supplies, obviously it is vital to be as self-sufficient and flexible as possible. How is EVN positioned?
Pöttschacher: In Lower Austria, we can cover up to 80% of our electricity needs from our modern and highly efficient power plants. In contrast, at present, we only serve as energy distributors in Bulgaria and Macedonia. In these markets, we have to purchase the required amounts of electricity from national providers. Generally speaking, we aim to achieve the highest possible autonomy. Our goal is to maintain a coverage ratio of 40%–60% from our own power plants for the entire EVN Group, depending on the price situation prevailing on the spot market.



In the upcoming years, we will be involved in a series of interesting projects. Apart from constructing a coal-fired power plant of 790 MW in Duisburg-Walsum, Germany, we also aim to develop our own electricity and heating generating capacity in South East Europe as well. For example, EVN was identified as the best bidder for a district heating facility in the Bulgarian city of Plovdiv.

Do your business targets harmonise with the implementation of the goals laid out in the Kyoto accord? How can an energy provider ensure a sufficient supply of energy on a sustainable basis, and operate on an environment-compatible and profitable basis at the same time?
Layr: It goes without saying that we operate within the overall framework defined for us by government policies. The focus is on trading with CO_2 emission certificates, but also maximally expanding the use of renewable energy sources. In the last few years, we have carried out a series of initiatives. As a result, in addition to our widespread reliance on hydroelectric power, we also have numerous wind parks and biomass-fired power plants at our disposal. We have invested around EUR 85m in new wind parks, and have more than doubled our capacity of wind-generated electricity to 116 MW. We are already close to achieving the goal of boosting our own power generating capacity from renewable energy sources to a level of 33% until 2010.

"... wind power generating capacity more than doubled in 2006 ..."

Pöttschacher: A comprehensive energy and infrastructure project for the Lower Austrian Central Region, which we presented to the general public



Peter Layr, Burkhard Hofer, Herbert Pöttschacher

in May 2006, could provide a major impetus to our business operations. The starting point for this undertaking is our power plant and waste incineration facility located in Dürnrohr. This initiative involves five separate projects, entailing investments totalling up to EUR 180m over the next three years.

"... enormous growth in the water, wastewater and waste incineration markets, and EVN is well-positioned ..."

How would you assess further developments in your environmental services business? Besides individual large-scale projects, are there really bottom-line growth opportunities in this segment?

Layr: The market for water, wastewater treatment and waste incineration solutions is absolutely huge, and has displayed enormous growth potential. Last but not least, this has been demonstrated by the numerous contracts concluded by our subsidiary WTE in recent years. Central and Eastern Europe is also the focal point of our environmental services business. As mentioned already, it is a region which boasts exciting growth perspectives in the future, and, at the same time, the potential to catch up. The comprehensive range of incentives offered by the European Union to the new Member States will also have a positive impact. We are well positioned in the field of environmental services, thanks to the ongoing projects we are implementing. We will also take advantage of the mutual synergies that can be exploited between the water and wastewater businesses on the one hand, and waste incineration on the other hand. Both projects in Moscow document this in an impressive manner.



Moving on to the issue of cooperating with other energy suppliers, what is the current situation in terms of the consolidation process on the Austrian energy market?
Hofer: Against the backdrop of a concentration process in the European energy industry, we have been successfully working for several years now towards achieving a consolidation in Austria's electricity and gas markets. Our aim is to create stable corporate entities with the "critical mass" required to operate successfully in the face of tough international competition. In this regard, it is particularly important to merge energy production and procurement capabilities as well as the relations to end customers. After founding EnergieAllianz together with several regional energy suppliers in the year 2000, the next step was the start of EconGas, the joint company for gas trading and large customer sales, which commenced operations in 2003. We now expect new momentum towards intensifying the cooperation within the Austrian electricity industry. Accordingly, other forms of cooperation should be considered, also at the shareholder level.

"... the overriding goal is achieving a leading position in selected CEE markets ..."

Pöttschacher: By the way, our strategic investments in other Austrian energy companies, e.g. Rohöl-Aufsuchungs-AG, as well as our joint ventures within the framework of EnergieAllianz, have proven to be very successful. In recent years, the income from these investments has comprised an increasingly important contribution to our profits, and has served to cushion the company from the trend towards declining margins in the energy retail sector.

How would you define your goals and strategy in the years ahead?
Hofer: Our overriding aim is to achieve a leading position as an energy and environmental services provider in selected Central and Eastern European markets on a long-term, sustainable basis, with our foothold in Lower Austria serving as the starting point for our business activities.

"... increased efficiency, use of renewable energy, new power generation capacity, expanded environmental services, further international expansion ..."

In terms of taking concrete steps, we will not only have to promote a quick and efficient integration of our new subsidiaries in Bulgaria and Macedonia, but also focus on a multifaceted range of measures. These include achieving a maximum increase in efficiency at existing power plants; further expanding our use of renewable energy sources; developing additional power generating capabilities; optimising and upgrading our electricity, gas, heat, water and telecommunications networks; constructing drinking water treatment installations as well as wastewater purification and waste incineration facilities; promoting the ongoing upgrading of our energy advisory services; and naturally, providing comprehensive professional development and training initiatives for our employees.

In order to increase our financial flexibility in the years to come, we concluded a syndicated revolving credit line in September 2006, amounting to EUR 600m. It is valid for a period of seven years, and ensures EVN favourable terms and conditions.

"... 2006/07: consolidation after enormous growth in the last two years, highly dynamic environmental services business ..."

In conclusion: what are the specific perspectives for the financial year 2006/07?

Hofer: The financial year 2006/07 will turn out to be a year focusing on the implementation of a considerable number of internal tasks. The priority is the further restructuring of the Bulgarian subsidiaries and fully kicking in the *integration process* in Macedonia. Both markets are regulated, which means that price adjustments are only possible on a step-by-step basis. The market environment in the energy sector will continue to be quite challenging, due to the ongoing high primary energy prices. For the most part, in the 2006/07 financial year, there will not be the same magnitude of positive one-off effects as in the past financial year. I am talking about the reduction in the Austrian corporate tax rate to 25%, which had a perceptible impact in the 2005/06 financial year, the full-year consolidation of the Bulgarian subsidiaries, the divestiture of our shareholding in Energie AG Oberösterreich, or the changeover of BEWAG and BEGAS to IFRS. On the other hand, the first full year of consolidation of our Macedonian investment in the consolidated financial statements will make a positive contribution to the growth of the EVN Group. Last but not least, we expect continuing dynamic growth in the environmental services business. To sum things up: We anticipate a substantial increase in revenue, stable results from operating activities, and a slight decline in the Group net profit.

Thank you for this discussion.



Management and control

Corporate governance

EVN is an Austrian public limited company listed on the Vienna Stock Exchange. For this reason, in addition to Austrian law, in particular stock corporation and capital market laws, legal regulations applying to the right of co-determination on the part of employees, as well as the company by-laws, the framework for the company's corporate governance policies is the Austrian Corporate Governance Code.

Commitment to the Austrian Corporate Governance Code

The Executive Board and the Supervisory Board are committed to abide by the principles of good corporate governance. Both domestic and international investors expect the management and control of EVN to be carried out in a responsible and transparent manner, oriented to ensuring the well-being of the company on a long-term basis. In this regard, EVN decided to fully comply with the Austrian Corporate Governance Code, effective June 1, 2006. Beforehand, EVN had already committed itself to explicitly adhere to the goals laid down in the Austrian Corporate Governance Code, and to fulfil most of its guidelines.

The standards specified in the Austrian Corporate Governance Code are divided into three categories. The first category (Legal Requirements), based on binding regulations, is to be observed by all Austrian listed companies, and is also adhered to unconditionally and without qualification by EVN. In regards to the C-rules (Comply-or-Explain), listed companies are to publish regular statements to disclose the extent of their compliance. In contrast, R-rules represent recommendations, allowing deviations to occur without having to provide an explanation.

Deviations from C-rules

Mainly due to the distinctive characteristics of the Austrian energy industry, EVN could not adhere to the following C-rules:

- **Rules 4 and 5:** Publishing all proposals and materials, including the texts of the proposals and counterproposals made by shareholders, including the possibility to download the information, seems neither appropriate nor practical, due to the fact that this information is not to be considered as information for the public domain, but is only of relevance to shareholders. This means that only shareholders should be allowed to have access to the materials. Vice versa, shareholders who submit proposals also have the right to confidentiality.

- **Rule 16:** Given the fact that the Executive Board consists of three members, there can be no tied vote in adopting a resolution. For this reason, appointing a Chairman, who would have the right to make the final decision in case of a tie and cast the tie-breaking vote, is not necessary. The Speaker of the Executive Board is responsible for directing meetings and representing the Executive Board to other target groups, and also to the Supervisory Board (Rule 37).

- **Rule 27:** This rule is already complied with in regards to the remuneration of the members of the Executive Board. The company is striving to comply with this rule in determining the level of remuneration for top management positions.

- **Rules 38 and 41:** In terms of the procedure for filling positions on the Executive Board, EVN is required to act in compliance with the legally binding provisions of the Austrian Law Governing the Filling of Positions. In this case, the recommendations contained in the Corporate Governance Code can only be partly carried out. In terms of the recommended age limits, EVN considers the qualifications of the candidates to have a higher priority than an imposed age limit.

- **Rule 52:** Due to the historical development of the company, EVN currently has 13 elected members serving on the Supervisory Board. The composition of the current Supervisory

Board was determined before the voluntary commitment on the part of EVN to comply with the Austrian Corporate Governance Code. Following the reduction in the size of the Supervisory Board in 2006, from 15 members in the past to 13 members at present, EVN will implement a step-by-step downward adjustment to streamline the Supervisory Board to the recommended level of ten members.

- **Rule 55:** The selection of the current Acting Chairman of the Supervisory Board took place before the voluntary commitment on the part of EVN to comply with the Corporate Governance Code.

- **Rule 57:** In terms of recommended age limits for members of the Supervisory Board, EVN considers the qualifications of the particular candidate to have a higher priority than an imposed age limit.

In addition, the Executive Board and the Supervisory Board of EVN AG formally declare their commitment to fully observe and abide by the L-rules and C-rules of the Austrian Corporate Governance Code. Only a small number of deviations from the R-rules exist.

Shareholders and Annual General Meeting

The shareholders of EVN shares make use of their legal rights at the Annual General Meeting, and exercise their voting rights. Each share of EVN AG is granted one vote. There are no preferential shares of EVN stock, or shares with multiple voting rights.

The right to make certain important decisions, primarily in regards to the distribution of profits, the discharging of the members of the Executive Board and the Supervisory Board, the selection of the auditors for the financial and consolidated financial statements, and the election of the members of the Supervisory Board, is reserved to the Annual General Meeting. Moreover, the Annual General Meeting has the right to make decisions pertaining to changes in the company by-laws, and capital raising measures.

Clear-cut separation of corporate management and control responsibilities

Austrian stock corporation law foresees a dual management system. It prescribes a strict separation between management bodies (i.e. Executive Board) and controlling bodies (i.e. Supervisory Board). It is not permitted to be a member of both. This is how the Austrian model fundamentally differs from the Anglo-American system of management.

Executive Board

The EVN Executive Board consists of three members. In the case of the Supervisory Board not exercising its right to appoint the Chairman or Speaker, the Executive Board itself shall elect a Speaker.

Management of the company

The Executive Board has the sole responsibility to manage the company, with the diligence and prudence of a dutiful, conscientious manager, and shall endeavour to promote the well-being of the company by taking into consideration the interests of the shareholders, the employees and the general public. The basis for the work of the Executive Board are the relevant legal regulations as well as the statutes laid down in the company by-laws, as well as the internal rules of procedure for the Executive Board as stipulated by the Supervisory Board.

Irrespective of the overall responsibility of the Executive Board, the Supervisory Board shall take account of the particular demands placed on the management to determine the composition of the Executive Board as well as the delegation of responsibilities. Specified areas of the business are reserved for joint discussions and decision-making on the part of the entire Executive Board. Moreover, certain business transactions require the express consent of the Supervisory Board as regulated by law, or a previous resolution passed by the Supervisory Board.

Reporting obligation of the Executive Board

In accordance with organisational-legal regulations, the Executive Board is required to report to the Supervisory Board. Reporting standards also apply to Supervisory Board committees. The Executive Board's reporting obligation also encompasses regular information about business developments at the entire Group and matters of importance relating to Group subsidiaries.

Success sharing bonus programme for the Executive Board (Rule 30)
Contractually fixed salaries comprise approximately 75% of the annual income paid to the members of the Executive Board, whereas the remaining 25% represents performance-based pay. A maximum amount has been predetermined for the profit sharing scheme, 35% of which is based on EBIT, 35% on ROCE and 30% on three individual targets which have been set. There are different forms of retirement benefits, ranging from a pre-defined percentage of the remuneration applicable in the final period of the employment contract, to a pension fund. Generally speaking, prevailing legal regulations apply in the case of termination of employment.

Options (Rule 29)
There is no share option programme for members of the Executive Board.

Directors' Dealings (Rule 70)
There were no directors' dealings reported in the EVN Group during the 2005/06 financial year.

Supervisory Board
The Supervisory Board of EVN AG consists of 13 shareholder representatives elected by the Annual General Meeting, as well as seven employee representatives selected by the EVN Central Trade Unions Council. The Supervisory Board is led by a Chairman and two Vice-Chairmen, who are chosen by the Supervisory Board itself. In a meeting convened on May 29, 2006, the Supervisory Board approved a resolution stipulating that the proportion of independent members is to be set at a minimum of 50%.

The Supervisory Board exercises its job according to regulations laid down in stock corporation law, as well as in the company's statutes. Additional guidelines regulating the behaviour of the Supervisory Board are laid down in the internal rules of procedure for the Supervisory Board.

Supervising the Executive Board

It is the particular responsibility of the Supervisory Board to supervise the work of the Executive Board, from whom they are authorised to demand a report at any time concerning all relevant aspects of business development at the company. Specified business transactions implemented by the Executive Board, as laid down in the Austrian Stock Corporation Act (§ 95 Section 1) or as determined previously by the Supervisory Board, require its formal consent.

The Supervisory Board convenes as a plenum, inasmuch as individual matters of importance have not been delegated to committees set up by the Supervisory Board. At present, the following committees have been established, each of which is required to include at least three members of the Supervisory Board:

- The **accounting committee** is responsible for evaluating and/or preparing the Report of the Supervisory Board approving the financial statements and the consolidated financial statements, the proposal of the Executive Board in regards to the distribution of profits, and the Management Report pertaining to the company and the Group.

- The **personnel committee** consists of the executive committee of the Supervisory Board, and deals with personnel issues pertaining to the Executive Board, including succession planning. The executive committee of the Supervisory Board consists of the Chairman and the two Vice-chairmen.

- The **working committee** is comprised of the members of the executive committee of the Supervisory Board, together with employee representatives. This committee is responsible for carrying out the specified tasks assigned to it by the entire Supervisory Board. In certain urgent cases, the working committee is authorised to give its consent to specified business transactions, on behalf of the Supervisory Board.

The Supervisory Board is authorised to set up other committees composed of its members with responsibility for preparing its consultations and resolutions, monitoring compliance with its resolutions, or deciding upon relevant matters pertaining to business developments at the company, assigned to it by the Supervisory Board.

Remuneration for the Supervisory Board (Rule 51)

The remuneration paid to members of the Supervisory Board has been set as an annual fixed sum totalling EUR 108,000. The Chairman of the Supervisory Board is granted 12.5% of the above mentioned amount, whereas 8.5% each is to be paid to the two Vice-Chairmen, and slightly more than 7% to each of the other members. A lump-sum payment amounting to EUR 170 is to be paid to each of the members for each of the sessions of the Supervisory Board which are convened.

Contracts requiring the approval of the Supervisory Board (Rule 48)

There are no contracts at EVN which are subject to the obligatory approval of the Supervisory Board.

Auditing of the financial statements

Since the 2005/06 financial year, the auditing of the consolidated financial statements of EVN has been carried out by KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, Vienna. 74.2% of the fees paid by EVN AG to the KPMG Group were for auditing, 25.8% for consulting services.

Internal control

At EVN, there exists an internal auditing department which reports directly to the Executive Board, and to the accounting committee of the Supervisory Board. It is responsible for overseeing auditing and controlling throughout the EVN Group. In the past financial year, the internal auditing department focused on implementing effective internal control mechanisms at ERP Plovidv and ERP Stara Zagora in Bulgaria, and in setting up a new internal auditing department at ESM AD in Macedonia. Otherwise, the internal auditing department continued its controlling work as in the previous financial year. These audits did not reveal any deficiencies, with the exception of mostly formal errors.

Compliance/preventing the misuse of insider information

Comprehensive guidelines

In fulfilling the regulations stipulated in the Austrian Stock Corporation Act and the Stock Exchange Act, the Austrian Compliance Code for the issuers of securities and the Directive of the European Parliament on insider dealing and market manipulation, EVN has developed a comprehensive set of rules designed to prevent the misuse of insider information. Several areas of EVN's business have been permanently designated as strictly confidential. When required, other specially-defined transactions or aspects of the business are temporarily defined as being subject to strict confidentiality. Moreover, the affected employees are given extensive training. Compliance and confidentiality are monitored and evaluated by a specially-designated compliance officer, reporting directly to the Executive Board. In the 2005/06 financial year, the ongoing monitoring carried out by the compliance officer did not reveal any deficiencies.

We have evaluated the declaration of the Executive and Supervisory Boards of EVN AG, Maria Enzersdorf, concerning compliance with the Austrian Corporate Governance Code. Adherence to the individual regulations and public reporting are the responsibility of the company's Executive and Supervisory Boards. Our task is to issue a report concerning adherence to the Austrian Corporate Governance Code.

We conducted our evaluation in line with the regulations of the International Federation of Accountants (IFAC) for commisions relating to the completion of agreed audits in the case of financial information (ISRS 4400). These standards require that the evaluation be planned and performed in such a manner that reasonable assurance is achieved as to whether the declaration of the Executive and Supervisory Boards concerning the observance of the Austrian Corporate Governance Code is free of material misstatement. The evaluation mainly consisted of questioning of the persons responsible, random checks on adherence to the Austrian Corporate Governance Code, and an assessment of the declarations provided.

During our evaluation, we did not discover any facts that contradicted the declaration of the Executive and Supervisory Boards concerning compliance with the Austrian Corporate Governance Code by EVN AG.

Vienna,
December 11, 2006

KPMG Austria GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Rainer Hassler m.p.
Maximilian Schreyvogl m.p.

Austrian Chartered Accountants

Report of the Supervisory Board

Ladies and gentlemen!
The 2005/06 financial year was a very successful year for EVN. The company's expansion in Bulgaria and the new acquisition in Macedonia, the ongoing growth in the Lower Austrian domestic market, but also the extension of the Group's activities in the water, wastewater treatment and waste incineration business areas in Central and Eastern European markets led to profitable growth, laying the groundwork for a positive, future-oriented international development of the EVN Group.

Supporting the Executive Board

The Supervisory Board has actively monitored and supported this development within the framework of its designated responsibilities. The Supervisory Board convened for a total of five meetings during the period under review. The rate of attendance of the meetings was 92%. None of the members missed more than 50% of the meetings. The executive committee as well as the personnel committee of the Supervisory Board each convened three times during the period under review, whereas the accounting committee met once.

The reports submitted by the Executive Board provided the Supervisory Board with current and comprehensive information about all relevant issues of business development, including the risk situation, company risk management and the main Group companies. As a result of this reporting, the Supervisory Board was able to supervise and support the management activities of the Executive Board on an ongoing basis. This took place within the framework of the candid, thematic discussions between the Executive and Supervisory Boards. There were no reasons for objections.

Approval of important decisions

Furthermore, the Supervisory Board gave its formal stamp of approval to specified transactions, as required. The most important decisions of the past financial year included the approval of the acquisition of a majority shareholding in the Macedonian electricity distribution company "ESM AD", a comprehensive energy and infrastructure project for the Lower Austrian Central Region, a syndicated loan with a credit line amounting to EUR 600m to finance future projects or to restructure any existent financing packages, as well as the planned construction of the "Walsum 10" power plant project. All these resolutions were unanimously approved.

KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft was appointed to serve as EVN's certified public accountant for the 2005/06 financial year starting on October 1, 2005 and ending on September 30, 2006. KPMG examined the annual accounts of EVN AG and the Management Report as at September 30, 2006, which were prepared in accordance with Austrian accounting regulations. KPMG presented a report on the results of the audit, and issued an unqualified opinion.

Following detailed scrutiny and discussions in the accounting committee as well as in the entire Supervisory Board, the Supervisory Board approved the financial statements and the consolidated financial statements as at September 30, 2006, which were submitted by the Executive Board, the respective Management Report as well as the proposals for the distribution of profits. The financial statements as at September 30, 2006 are thereby taken as approved, pursuant to § 125 Section 2 of the Austrian Stock Corporation Act.

The consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (IFRS). These financial statements were also audited by KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, Vienna, which issued an unqualified opinion. The Supervisory Board has approved the consolidated financial statements and Management Report.

In closing, the Supervisory Board wishes to express its sincere gratitude to the Executive Board for its work during the 2005/06 financial year. It also extends its thanks and recognition to all employees of the Group for their endeavours and cooperation and even greater commitment in the light of integration of the new subsidiaries in Bulgaria and Macedonia in the interests of the company during the period under review.

Maria Enzersdorf,
December 11, 2006

On behalf of the Supervisory Board



Rudolf Gruber
Chairman of the Supervisory Board

Corporate bodies and management

Executive Board



Burkhard Hofer
Speaker of the Executive Board
Born 1944, Doctor of Law. Joined EVN in 1980. Member and Speaker of the EVN Executive Board since March 2005.

Burkhard Hofer has executive responsibility for the "Environmental Services" and "Energy Procurement and Supply" strategic business units, as well as for procurement and purchasing, controlling, customer relations, finance, general administration and corporate affairs, information and communications, human resources and Group accounting (incl. investor relations).



Peter Layr
Member of the Executive Board
Born 1953, Doctor of Technical Sciences. Joined EVN in 1978. Member of the EVN Executive Board since October 1999.

Peter Layr has executive responsibility for the "Networks" and "South East Europe" strategic business units, as well as for data processing, environmental controlling and safety.



Herbert Pöttschacher
Member of the Executive Board
Born in 1949, Degree in Surveying, Urban, Regional and Environmental Planning. Member of the EVN Executive Board since July 1995.

Herbert Pöttschacher has executive responsibility for the "Generation" strategic business unit, and for internal auditing as well as administration and construction.

Group organisation

EVN AG Executive Board

Competence area 1
Hofer

- ▷ **Procurement and Purchasing**
- ▷ **Controlling**
- ▷ **Customer Relations**
- ▷ **Finance**
- ▷ **General Administration and Corporate Affairs**
- ▷ **Information and Communications**
- ▷ **Human Resources**
- ▷ **Group Accounting**

- ▶ AVN Group
- ▶ evn wasser
- ▶ WTE Group

Services
Energy planning
Heating
- > EconGas
- > EnergieAllianz Austria
- > e&t

Competence area 2
Layr

- ▷ **Data Processing**
- ▷ **Environmental Controlling and Safety**

- ▶ EVN networks
  Regional offices operations
  Network control
  Network engineering electricity
  Network engineering gas
  System operator
  Network telecommunications
  Customer billing
  Meters
- ▶ gratotech
- ▶ kabelsignal
- > nokom
- > Toplak

- ▶ EVN Bulgaria
- ▶ ERP Plovdiv
- ▶ ERP Stara Zagora

- ▶ EVN Macedonia
- ▶ ESM AD

Competence area 3
Pöttschacher

- ▷ **Internal Auditing**
- ▷ **Administration and Construction**

Plant construction
Production
- ▶ evn naturkraft
- > STEAG-EVN Walsum

☐ *Strategic Business Unit*
▷ Group administrative function
▶ Group company
· Investment

Scope of activity of the entire Executive Board

Joint deliberations and decision-making by the entire Executive Board apply to all those matters which have been legally delegated to it, all business transactions which require the approval of the Supervisory Board, as well as decisions on those matters which refer to more than one competence area of the Executive Board. In addition, the Executive Board deals with important personnel decisions, the issuance of organisational rules and regulations, authorisation granted to the internal auditing department to audit specified transactions, or matters on which a member of the Executive Board requires a resolution to be adopted by the entire Executive Board. The right is also reserved to the entire Executive Board to concern itself with matters concerning Group investments, in particular those which impact the strategic interests of the Group as a whole. The Executive Board is also responsible for determining the CSR strategy of the EVN Group as well as the appropriate measures required to implement it.

Heads of EVN Strategic Business Units and Group administrative functions



Adolf Aumüller
Strategic Business Unit "Generation"



Robert Essbüchl
Strategic Business Unit "Networks"



Georg Reitter
Strategic Business Unit "Energy Procurement and Supply"



Stefan Szyszkowitz
Strategic Business Unit "South East Europe"



Franz Mittermayer
Strategic Business Unit "Environmental Services"



Felix Sawerthal
General Administration and Corporate Affairs



Stefan Zach
Information and Communications



Wolfgang Schäffer
Customer Relations



Michael Längle
Group Accounting and Finance



Josef Karner
Controlling



Robert Redl
Data Processing



Karl Huber
Human Resources



Hans-Georg Rych
Environmental Controlling and Safety



Günter Allesch
Procurement and Purchasing



Gerhard Möslinger
Administration and Construction



Kurt Barwig
Internal Auditing

Supervisory Board

Chairman
Rudolf Gruber[1) 2) 3)] (from January 19, 2005)
Chairman of the Executive Board of EVN AG, ret.

Vice-Chairmen
Stefan Schenker[1) 2) 3)] (from December 12, 1996)
Forestry engineer

Traude Dierdorf[1) 2) 3)] (until November 21, 2005)
Mayor of Wiener Neustadt, ret.

Gerhard Posset[1) 2) 3)] (from December 12, 1995; vice-chairman from January 12, 2006)
Secretary, Lower Austrian Executive Committee of the Austrian Trades Union Council

Members
Walter Aigner (from December 12, 1996)
Chairman of the Trade Unions Council, Spar Österreichische Warenhandels-AG,
Sankt Pölten headquarters

Edgar Führer[1) 2)] (until January 12, 2006)
Chairman of the Stiftung Bürgerspital zu Horn Service-Betriebe GmbH

Amir Ghoreishi (from January 12, 2006)
Chairman of the Executive Board of EnBW Beteiligungen AG

Norbert Griesmayr (from January 12, 2001)
Chairman of the Executive Board of VAV Versicherungs-Aktiengesellschaft

Gottfried Holzer (from June 22, 1987)
Director of the Lower Austrian Chamber of Agriculture

Reinhard Jordan (until January 12, 2006)
Managing partner, Busatis GmbH

Helmut Krünes (until January 12, 2006)
CEO, Austrian Research Centers GmbH – ARC

Dieter Lutz (from January 12, 2006)
CEO, BENDA-LUTZ INTERNATIONAL Holding GmbH and BENDA-LUTZ-WERKE GmbH

Franz Madl (until January 12, 2006)

Reinhard Meissl[1) 2)] (from January 12, 2006)
Head of the finance department, Provincial Government of Lower Austria
CEO, NÖ Landes-Beteiligungsholding GmbH

Bernhard Müller[1)] (from January 12, 2006)
Mayor of Wiener Neustadt

1) Accounting committee
2) Working committee
3) Personnel committee

Wolfgang Peterl (from January 12, 2001)
Mayor of Korneuburg

Leopold Richentzky (until January 12, 2006)
Mayor of Stockerau

Martin Schuster (from January 12, 2006)
Mayor of Perchtoldsdorf

Michaela Steinacker (from January 12, 2001)
CEO, ÖBB-Immobilienmanagement GmbH

Employee representatives
Franz Hemm[1) 2)] (from May 5, 1994)
Chairman of the EVN Central Trades Union Council
Vice-chairman of the Lower Austrian Chamber of Labour

Rudolf Rauch[1)] (from April 2, 1993)
Vice-chairman of the EVN Central Trades Union Council

Manfred Weinrichter[1) 2)] (from January 1, 2001)
Vice-chairman of the EVN Central Trades Union Council

Otto Mayer (from May 12, 2005)

Helmut Peter (from May 12, 2005)

Leopold Rösel (until January 12, 2006)

Peter Ruis (from August 1, 2000)

Franz Ziegelwagner (from March 22, 2004)

The following members of the Supervisory Board elected by the Annual General Meeting have formally made a declaration of their independence to the Supervisory Board in written form:

- **Rule 53 of the Austrian Corporate Governance Code (independence from the company and the Executive Board):** Schenker, Posset, Aigner, Ghoreishi, Griesmayr, Holzer, Lutz, Meissl, Müller, Peterl, Schuster, Steinacker

- **Rule 54 of the Austrian Corporate Governance Code (no representatives of a shareholder with a shareholding exceeding 10%):** Gruber, Schenker, Posset, Aigner, Griesmayr, Holzer, Lutz, Müller, Peterl, Schuster, Steinacker

No member of the Supervisory Board has a comparable position in any other domestic or foreign listed company.

The terms of office of all members of the Supervisory Board expires at the end of the Annual General Meeting, which will resolve upon matters pertaining to the 2009/10 financial year.

1) Accounting committee
2) Working committee
3) Personnel committee

Strategy and value management

Strategy

Goals

Leading market position

The most important strategic goal of EVN, in its capacity as an independent, listed energy and environmental services provider coordinating business operations from its headquarters in Lower Austria, is to achieve a strong market position in selected Central and Eastern European markets, and to maintain this leadership on a long-term basis.

Accordingly, the EVN Group aims to offer
- its customers high value services at competitive prices,
- its employees attractive working conditions and fair compensation, and
- its shareholders a sustained increase in value of the capital employed.

Business environment poses numerous challenges

In the energy sector, EVN has been confronted with a series of challenges in recent years:

- **International competition and consolidation process in the energy sector**
  Following the liberalisation of Europe's electricity and gas markets, domestic and international competition has significantly increased. The response to this trend has been an increase in the number of mergers on the part of utility companies. The question of the appropriate size of the business (critical mass) has emerged as an increasingly crucial issue.

- **Growing demand for energy in the face of limited power generating capacity**
  The increased intensity of energy use has led to an increase in the growth of electricity consumption to a rate of 2.0%–2.5% p.a. However, in the first few years after market liberalisation, European electricity companies curtailed their investments in power plants. As a result, the gap between supply and demand widened considerably. This phenomenon also applies to power grids, in particular international high-voltage networks.

- **Procurement costs**
  The rise in primary energy prices has led to a significant increase in cost pressure. In particular, oil and gas prices have climbed considerably in recent years, but even the price of coal has risen, though somewhat more moderately. This downward pressure on margins has been accompanied by enormous price increases for the required CO_2 emission certificates since the beginning of 2005. Accordingly, electricity prices have also steadily climbed.

- **Implementation of the Kyoto targets and other environmental protection measures**
  The energy sector has generally been subject to even stricter environmental protection guidelines in order to fulfil the targets negotiated in Kyoto, which foresee a reduction of total EU CO_2 emissions to an average level 8% below that in the year 1990 (surpassed by Austria, which offered a 13% reduction). Apart from the resulting higher cost burden, these regulations provide an added incentive to expand the use of renewable energy sources, which naturally entails considerable investments.

- **Limited growth opportunities in the company's traditional core business areas**
  Despite the ongoing increase in demand, the growth potential of EVN in the domestic energy market of Lower Austria is relatively limited. This particularly applies to the electricity market, whereas the expansion of the gas and heating networks or the upgrading and enlargement of gas and heating facilities enables the company to achieve a certain organic growth in sales volumes. However, the potential to increase margins is limited in the light of tough competition and strict government regulation.

Regional priorities and strategic core business areas

Based on this evaluation of the overall business environment, the strategy of the EVN Group, classified in accordance with its main business segments Energy and Environmental Services, is based on the following priorities:

Energy

Environmental Services

Strengthening the company's profile as an energy and environmental services provider

The approach taken by EVN, which presents the company as a single provider offering both energy-related and environmental services, has proven to be successful. For this reason, EVN aims to implement this concept in its other markets, primarily Bulgaria and Macedonia, at the present time. Starting with its existing business operations focusing on supplying electricity, EVN will not only expand its own power generating capacities, but more extensively diversify into the fields of gas, heating, water, wastewater treatment and waste incineration on a medium-term basis. Simultaneously, the EVN Group will also continually expand and upgrade its activities in the Lower Austrian energy sector, particularly in the gas and heating segments, as well as in the supply of water and wastewater treatment.

International expansion in European growth regions

In the light of the limited opportunities to expand the energy supply business in Lower Austria, EVN is ensuring its ongoing growth by penetrating markets which are dynamically growing at above-average rates. EVN will maintain its focus on Central and Eastern Europe and South-East Europe. Due to their comparatively low gross domestic products, these countries possess an enormous catch-up potential. Through its acquisition of majority shareholdings in Bulgaria and Macedonia, the EVN Group has established an outstanding foothold, positioning itself as one of the major players in the region's energy sector. In addition to the energy industry, the fields of water, wastewater treatment and waste incineration all represent an increasingly important international diversification of EVN's product and service portfolio.

Increasing profitability through targeted investments in the energy sector

Selected strategic investments in companies such as Verbundgesellschaft, Rohöl-Aufsuchungs AG, or EconGas have led to a significant improvement in EVN's financial results. Furthermore, this approach enables EVN to considerably reduce its operational risks.

Boosting EVN's flexibility and autonomy in energy production

In order to achieve an optimal balance of power electricity sales volumes and power generation, the EVN Group is focusing its medium-term efforts on increasing the share of the required electricity produced in its own power plants to a level ranging from 40% to 60%. In addition to optimising the capacity and efficiency of existing power generating facilities, as well as further reducing the level of emissions, EVN plans to acquire or newly construct thermal or hydroelectric power plants within and outside of the regions covered by its services. The company has also increased its capacity to produce wind generated power. As a result, the EVN Group will continue to rely heavily on the environment-compatible utilisation of renewable energy sources, whose share of Austrian-based electricity production by the EVN Group is expected to climb to some 33% by 2013.

Cushioning the seasonal nature of the energy business by further expanding the new business areas of water, wastewater treatment and waste incineration

EVN's business activities in the fields of water, wastewater treatment and waste incineration have more than compensated for the seasonal nature of the energy industry, and the trend towards declining margins. EVN intends to continue this strategy and intensify its efforts to expand in these fields.

Strengthening the company's competitive position by means of strategic alliances

Against the backdrop of the market liberalisation for electricity and gas, EVN already concluded close partnerships with other Austrian utility companies at an early stage, in order to ensure the critical mass required to compete on an international level. Wholesale trading and large customer service, both in the electricity and gas segments, were merged and integrated into newly formed joint companies. These strategic alliances comprise a solid basis for expanding the level of cooperation with the participating partners, for example by jointly participating in international projects. EVN partly cooperates with other providers in the wastewater treatment segment. One prominent example is the construction and operation of a central municipal wastewater purification facility for the city of Zagreb, which is being implemented through ZOV, a joint venture between EVN and RWE. To expand its own power generating capacity, EVN has concluded a cooperation agreement with a German utility company (STEAG).

Short and medium-term perspectives

EVN will focus on the following priorities in the implementation of its business strategies during the upcoming financial years:

- **Integration of the subsidiaries in Bulgaria and Macedonia**
  EVN aims to restructure the new subsidiaries according to the successful model being practiced in Lower Austria, and make them as profitable as possible.

  The integration process in Macedonia is in its infancy. In contrast, major milestones have already been set in Bulgaria. For details on the measures that have been implemented or which are in planning, refer to the chapter "New core region: South East Europe" starting on page 27.

- **Further expansion in South East Europe**
  Starting with its investments in Bulgaria and Macedonia, EVN is striving to further consolidate its position in the region through acquisitions, strategic alliances or own investments. Accordingly, it will take part in the ongoing privatisation processes as well as continue its efforts to obtain energy supply and distribution licences.

- **Implementation of the energy and infrastructure project for the Lower Austrian Central Region**
  This far-reaching project, whose starting point is the power plant and waste incineration facility located in Dürnrohr, involves five separate projects, entailing investments totalling up to EUR 180m over the next three years:
  - Construction of a large biomass pyrolysis facility, enabling the production of biogas from straw, wood, energy plants or grains, which can be used in the power generating process,
  - Creating the logistic conditions required to ensure the environment-friendly delivery of biomass and coal by use of water transport on the nearby Danube,
  - Expansion of the district heating network in the Sankt Pölten region through heat extraction from the Dürnrohr power station and construction of a 29 km district heating supply line,
  - Delivery of process steam from the Dürnrohr power station to supply the Agrana bioethanol plant in neighbouring Pischelsdorf, and
  - Enlargement of the waste incineration plant, enabling annual capacity to climb to 500,000 t from the current level of 300,000 t. This represents an increase of thermal output from 120 MW to 210 MW.

- **Expanding power generating capacity abroad**
  In the upcoming years, EVN will particularly focus on completing construction of a new coal-fired power plant with an overall capacity of 790 MW, which EVN and STEAG will jointly build in Duisburg-Walsum, Germany. The total investment volume of the project, in which EVN has a 49% stake, amounts to EUR 820m. The ground-breaking ceremony took place in November 2006. The necessary CO_2 emission certificates have already been allotted. Based on a tender process for financing the project, a consortium consisting of three German banks was selected in October 2006. The project will be financed with an equity share of 25%. For this reason, EVN will have to raise EUR 100m over the next three years. The power plant is expected to commence operations at the beginning of 2010. Payments on the loan will begin in 2010, and extend over a period of 17 years.

  In South East Europe, EVN was identified as the best bidder for a district heating company in the Bulgarian city of Plovdiv in October 2006.

- **Further expansion of the environmental services business**
  The waste incineration business will continue to be a key growth driver in the next financial year in terms of revenue and results in the Environmental Services segment. In particular, the operation of the AVN waste incineration facility in Dürnrohr at full capacity, along with the new waste incineration plant in Moscow, will lead to a significant improvement in revenue and results. At the same time, the company will proactively promote the commercial exploitation of its "waste to energy" know-how, primarily in the new Member States of the EU.

  WTE will further expand its market position in the upcoming year on the basis of its proven role as a competent partner of local government and industrial companies. Apart from Germany and Austria, the company's key target markets are the new Member States of the EU as well as candidates for EU accession. These countries have considerable growth potential, due to the accumulated backlog and the urgent need to catch up in the field of environmental services. EU incentives will also make an important contribution to develop the environmental services business in these markets.

Value-oriented corporate management

Focus: Increasing EVA

The management of the EVN group is oriented to achieving a sustainable increase in shareholder value for the entire EVN Group as well as for the individual business segments. EVN relies on a unified, group-wide controlling system, which ensures an efficient utilisation of the capital employed.

The main indicators used to assess the value development of EVN's business operations are the economic value added (EVA) and the rate of return on the capital employed (ROCE). Accordingly, all investment decisions are evaluated in terms of their impact on the sustainable value of the enterprise. Transparency about value creation in the EVN Group is the basis for the strategic allocation of capital to the business segments.

Calculation of economic value added

WACC after tax: 6.5%

EVA = NOPAT – (Capital Employed x WACC)

- **NOPAT** (Net Operating Profit after Tax) is calculated by taking the Group net profit less the cost of capital.
- The **capital employed** is based on the current and non-current assets less non interest-bearing liabilities.
- The **return on capital employed (ROCE)** is the yield achieved on the invested capital. In order to calculate the ROCE, NOPAT is taken in relation to the average capital employed.
- The **weighted average cost of capital (WACC)** describes the interest claims on the invested capital. It is calculated as the weighted average value of the costs of equity capital and interest-bearing debt. The cost of equity capital is calculated by using the capital market model CAPM (Capital Asset Pricing Model). The cost of interest-bearing debt is based on the average interest rate for long-term government bonds plus a risk premium, which is derived from EVN's credit rating. The tax deductibility of interest on debt is taken into account with the company's corporate tax rate.

The economic value added reflects the operational performance of the EVN Group. A positive economic value added is achieved, when NOPAT is higher than the costs required to finance the invested capital (capital employed), as measured against the WACC.

EVA development[1]



120
100
80
60
40
20
EURm
57.9
82.9
118.8
03/04
04/05
05/06

[1] Excl. financial value contribution

Calculation of the cost of capital for the EVN Group	
Beta factor (ß)	1.0
Market risk premium (MRP)	5.0%
Risk-free interest rate	4.1%
Cost of equity capital	**9.3%**
Cost of interest-bearing debt[1]	4.5%
Corporate tax rate (25%)	1.1%
Cost of interest-bearing debt after tax	**3.4%**
Share of equity capital	50%
Share of interest-bearing debt	50%
Cost of capital after tax	**6.5%**

[1] Average interest rate on long-term government bonds plus credit spread of 0.4%.

The parameters for the calculation of the cost of capital in the table above were rounded off to one decimal place.

Development of the value contribution			
		2005/06	**2004/05**
NOPAT[1]	EURm	298.2	230.5
Average Capital Employed[1]	EURm	2,760.4	2,461.0
OpROCE[1]	%	10.8	9.4
WACC after tax	%	6.5	6.0

[1] Adjusted for impairments and one-off effects. In order to consistently calculate the development of the value contribution, the market value of the Verbund shareholding is not taken into account in capital employed. The value increase in this shareholding is incorporated in the financial value contribution, which includes the share price changes and dividends of the Verbund share.

New core region: South East Europe

Following the acquisition of a majority shareholding in three electricity supply companies in Bulgaria and Macedonia, EVN is now positioned as one of the biggest players operating in South East Europe's electricity industry. The region's above-average economic dynamism underlies its considerable growth potential. EVN's move into the South East European energy market is an important step towards ensuring the Group's ongoing growth well into the future.

Electricity network customers


1,800,000
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
Number
791,000
1,539,000
700,000
Aus-tria
Bul-garia
Mace-donia

Three strong subsidiaries

Bulgaria

Through its acquisition of a 67.0% shareholding in each of the two South East Bulgarian electricity supply companies ERP Plovdiv and ERP Stara Zagora, EVN assumed operational responsibility for these firms in January 2005.

All in all, ERP Plovdiv and ERP Stara Zagora serve around 1.5 million, or approximately 33%, of Bulgaria's electricity customers. The two companies operate a medium- and low-voltage network spanning 58,800 km. The ERP Plovdiv supply area measures some 22,000 km^2, whereas that of ERP Stara Zagora comes to approximately 20,000 km^2. The Stara Zagora region offers considerable potential with regard to Black Sea tourism as well as the trading activities of the port of Burgas. For its part, Plovdiv is the second largest city in Bulgaria, and an important business and trade fair centre.

In the 2005/06 financial year, 97% of the power supplied by ERP Plovidv and ERP Stara Zagora was derived from the national electricity company NEK (Nationalna Elektricheska *Kompania EAD), which is responsible* for the supra-regional transmission of electricity as well as for all electricity import and export transactions. The remaining sales volumes were derived from smaller producers on the basis of electricity purchase obligations (cogeneration/hydropower).

Expansion of business operations in South East Europe

Macedonia

Through the acquisition of a majority stake in ESM AD, Macedonia's national electricity distribution company, EVN has decisively expanded its presence in South East Europe during the period under review. ESM AD, one of the leading regional electricity suppliers, provides energy to the entire Republic of Macedonia. Around two *million people live in the area covered* by ESM AD, which serves approximately 700,000 customers. Annual electricity sales volumes amount to some 4,300 GWh. The company has a good distribution infrastructure, as a large percentage of the population lives in urban areas.

Following the acquisition of ESM AD at the beginning of April 2006, the new subsidiary was incorporated for the first time into the consolidated financial statements of the EVN Group for the 2nd half of the 2005/06 financial year. The process of integrating ESM AD began immediately and is already moving ahead rapidly.

Legal and energy sector environment

Bulgaria

Separation of network and energy operations

In Bulgaria, a new energy law has prescribed an unbundling between network operators and electricity suppliers starting at the beginning of 2007. In the first half of 2006, the subsidiaries acquired by EVN already concluded the required structural and legal preparations. In the future, ERP Stara Zagora will serve exclusively as a utility company, whereas ERP Plovdiv will serve as a network operator. The utility company will be responsible for the sourcing, procurement and distribution of electricity, whereas the network company will operate the network, as well as providing network engineering and network services for the utility. Both companies will be headquartered in Plovdiv.

First utility to implement unbundling in Bulgaria

Following approval of a resolution in the Annual General Meeting authorising these changes, the corresponding applications were submitted to the responsible courts. The change in the legal form of the companies has already been recorded in the commercial register, and is thus legally effective. Accordingly, the subsidiaries of the EVN Group are the first utilities in Bulgaria to implement the legally binding unbundling of their operations.

Electricity market liberalisation and regulation

Bulgaria took the first step towards opening its electricity market back in 1999. At that time, the country chose to implement a single buyer model for procuring electricity and establish an independent regulatory body. At present, a monopoly also exists for all electricity import and export transactions, which must be processed by the national electricity company NEK. All electricity producers are obliged to sell at least 85% of the power generated to NEK, from which the regional electricity supply companies draw their required volumes at a price stipulated by the regulator. However, since the middle of 2005, all customers requiring more than 20 GWh annually are allowed to purchase electricity directly from the Bulgarian power producers. This minimum level of energy consumption was lowered to 9 GWh in the middle of 2006. As of January 1, 2007, in accordance with existing legal regulations, the electricity market in Bulgaria will be completely liberalised for all household and business customers.

Electricity sales volumes 2005/06



8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
GWh
6,426
7,229
4,329[1]
1,987[2]
Austria
Bulgaria
Macedonia

[1] Total sales volumes in the 2005 calendar year
[2] April–September 2006

Generally speaking, the prices of electricity and the network tariffs are determined by an independent regulatory body in Bulgaria. The principle is to compensate for the actual costs which are incurred, as well as to ensure an adequate return on equity. On the basis of applications submitted by the utility companies, new electricity tariffs were defined by the regulator, effective October 1, 2005. The prices for household customers remained the same, whereas the prices for business customers using low-voltage and medium-voltage lines were raised slightly. Effective October 1, 2006, the regulator prescribed a tariff increase for customers with an annual consumption of up to 75 kWh. In addition, two components – energy prices and network tariffs – have to be detailed separately in the electricity bills.

At present, the procurement and sales prices for electricity are still around half the European average. The regulator has prescribed volume-dependent prices for using the high-voltage and medium-voltage networks. However, Bulgaria has not yet developed a tariff structure which corresponds to West European standards.

Apart from the price adjustments, the EVN Group has also been working together with the regulator and other Bulgarian electricity distribution companies to design a modern tariff structure which meets the challenge posed by a liberalised market.

Macedonia

AD Elektrostopanstvo na Makedonija ("ESM AD"), the former state-owned electricity company of Macedonia, was divided into four independent companies in 2005, in line with the traditional concept of the value added chain. Two power generating companies were spun off, AD Eleketrani na Makedonija (ELEM), the country's largest energy producer, and AD TEC Negotino, a thermal power plant. AD MEPSO was designated to be the operator of Macedonia's high-voltage network, and is also in charge of electricity imports and exports. Responsibility for operating the electricity network as well as relations with end customers was put in the hands of ESM AD, which was acquired by EVN in April 2006. EVN received 70.1% of the shares in ESM AD at the time of acquisition and has a claim to acquire a further 19.9% stake in ESM AD, due to the fact that the European Bank for Reconstruction and Development ("EBRD") did not exercise its purchase option. Thus, EVN will own 90% of the shares in this company.

Single buyer model with national energy pool

Similar to the situation in Bulgaria, the Macedonian electricity market is organised according to the single buyer model. In this regard, MEPSO, the operator of the country's power grid, also serves as the operator of a national energy pool. ESM AD is required to procure most of the electricity it needs from this pool, 80% of which is derived from the state-owned power generating company ELEM, the remaining 20% being imported electricity. Only 2% of ESM AD's total energy needs are directly purchased from independent producers, whereas the remaining 98% of its annual requirements actually comprise 75% of the entire energy pool. The other 25% of the energy pool is sold directly by MEPSO to those customers whose annual consumption exceeds 20 GWh.

Government price regulation

At present, the sales price of electricity produced by power generating companies in Macedonia as well as the prices for supplying energy to large customers and end customers are regulated by the government. The cost evaluation process takes into consideration the operating expenses (partly reduced) or procurement costs, including a capital market-based return on equity. On the basis of the expected sales volumes, an average price is calculated ex ante, which is valid during the following year and which is, in turn, converted to a regulated tariff system. An incentive to increase efficiency is also included in the calculation model, which entails ex post rewards for achieving a reduction in technical losses. However, this system does not incorporate a separation of energy fees and network tariffs.

As Macedonia has undertaken to liberalise its electricity and gas industry in line with EU guidelines, all non-household customers will be permitted to freely choose their electricity providers starting January 1, 2008. However, further efforts will be needed to create a more developed free market system. The creation of market-oriented tariffs and an investment-friendly business environment as the basis for improving the reliability and quality of the energy supply are extremely important to the further development of the country.

In Macedonia, the difference between local and West European electricity prices is even more pronounced than in Bulgaria. Electricity prices in Macedonia are slightly less than half the price levels prevailing in Western Europe.

Energy Community

The development of the energy market in South East Europe is being extensively impacted by the Energy Community. It serves as a platform to extend the EU internal energy market to the South East European region. The corresponding treaty was signed in Athens on October 25, 2005 as one of the first multilateral agreements for South East Europe. In addition to the Member States of the European Union, the Energy Community also encompasses nine other countries in the region, including Bulgaria and Macedonia. The headquarters of the new institution will be located in Vienna.

The treaty aims to ensure a unified and stable regulatory framework for supplying energy throughout Europe, which, in turn, is designed to increase the attractiveness of the South East European region for investments in the energy sector, enhance the security of supply, improve the environmental situation and contribute to exploiting economies of scale.

Accordingly, the Energy Community has been established to provide support for implementing the "acquis communautaire" of the EU, creating a unified mechanism for cross-border energy deliveries, and setting up an energy market without internal barriers.

Favourable economic conditions

The favourable business environment in Bulgaria as well as in Macedonia serves as the basis for a swift integration of the companies which were acquired by the EVN Group in the last two years.

Economic growth above West European level

In Bulgaria, the economy expanded very dynamically in the forefront of the country's EU membership. Following an impressive GDP growth rate of 5.5% in the year 2005 as well as in the first half of 2006, economic growth is expected to be in the range of 5.0%–5.5% over the next few years. In particular, the industrial sector developed in a particularly dynamic manner, with forecasts predicting a 7%–8% growth in industrial production. This strong period of growth is being driven by large-scale investments. Due to the economic upturn, energy demand is expected to expand by about 4% annually.

Macedonia's economy continues to be in the midst of a far-reaching transformation. Supported by structural changes in the industrial sector, GDP growth is anticipated to reach a level of 3.5%–4.0% in the years 2006 and 2007. In the upcoming years, energy consumption is forecast to rise by about 4%–5% annually.

Far-reaching integration in the EVN Group

Integration makes rapid progress

With the completion of important phases, the integration of the subsidiaries acquired in Bulgaria has made considerable progress. In Macedonia, corresponding processes were initiated immediately after the acquisition of ESM AD in April 2006. EVN is pursuing the following goals:

Long-term targets

- **Development of a business model similar to the successful approach applied in the domestic market of Lower Austria**
  In South East Europe, the product portfolio will be gradually enlarged to encompass not only electricity production and distribution, but also the fields of gas, heating, water and waste incineration.

- **Strengthening of flexibility and autonomy in electricity production**
  On a long-term basis, EVN is striving to ensure a coverage ratio of electricity generated from its own power plants in the range of 40%–60%. Accordingly, the power generating capacity and thus the coverage ratio of EVN's subsidiaries in the new South East European markets will be boosted by constructing, acquiring and upgrading power plants.

- **Applying EVN's Lower Austrian standards to all subsidiaries**
  This project encompasses the application of unified, group-wide energy supply and service standards, as well as the development of an appropriate technical, economic and social framework.

Medium-term targets

- **Strengthening the competitiveness of the companies**
  This primarily entails preparing the Bulgarian companies for the upcoming market liberalisation. EVN has already created the underlying technical and organisational conditions required to enable the unbundling of energy supply and network operations. The legal unbundling in accordance with corporate law took place in October 2006. Furthermore, Energy Trading AD, a joint venture set up by ERP Plovidv and ERP Stara Zagora, already succeeded in boosting its competitiveness by obtaining a trading license. As a result, it is allowed to supply electricity to so-called "authorised" customers (with an annual consumption of more than 9 GWh) on the free market, thus enabling it to expand its business parallel to the phased opening of Bulgaria's energy sector.

- **Utilising potential synergies by simplifying management structures**
  In Bulgaria, this restructuring step was already concluded in 2005 by means of a reduction in the number of management levels from four to two. The joint management of both companies will lead to a 20% savings in administrative costs. In Macedonia, implementation of management audits for the second and third management levels was initiated immediately after the acquisition.

- **Reduction of power grid losses**
  The package of measures designed to reduce extremely high power grid losses and minimise electricity thefts encompasses the exchange or relocation of electricity meters as well as investments designed to maintain and enlarge the network. The medium-term goal of EVN is to reduce network losses in Bulgaria and Macedonia to an average level of about 10%, comparable to the situation in the rest of Europe.

- **Setting up of customer centres in line with the Lower Austrian model**
  The successful customer relations approach used in Lower Austria will be implemented in Bulgaria by the end of 2006. The new customer centres will be responsible for new customer installations, customer relations, maintenance and customer service for the specific region in which they are located. The first four pilot projects involving customer centres, which were carried out in the past financial year, proved to be highly successful. By the end of the year, a total of 39 customer service centres will be established throughout the country.

- **Socially compatible reduction in employee numbers**
  In order to strengthen the productivity of its new Sout East European subsidiaries, EVN is in the process of carrying out a socially compatible reduction in employee numbers, a drive which has already been initiated within the framework of the "Perspectives 2007" programme in Bulgaria. Through the process of natural employee fluctuation, and by employees taking advantage of a voluntary social assistance programme, the total number of employees in Bulgaria will be reduced by about 1,000 up until the end of the year 2007.

- **Extensive training and professional development measures**
  The integration of the newly-acquired subsidiaries in Bulgaria and Macedonia represents an important challenge to the human resources management of the EVN Group. In the 2005/06 financial year, the "ERP Academy" was founded in Bulgaria, which among others, offers language courses in English and German. The professional development programme also encompasses instruction in safety and security precautions, designed particularly for personnel working with electrical equipment, as well as management seminars and character training. EVN plans to set up a training academy similar to the one in Bulgaria also in Macedonia during the 2006/07 financial year.

Building up local power generating capacity

Best bidder for district heating company

In October 2006, EVN was identified as the best bidder for a district heating company in the Bulgarian city of Plovdiv. Subject to the condition that sales negotiations with the privatisation authorities proceed positively, EVN anticipates that the transaction will be closed at the turn of the year 2006/07. The company has a total heat generating capacity of 1,259 MW of thermal energy, and 85 MW of electrical energy, and is serving 62,000 household, commercial and industrial customers. If the deal is successful, EVN plans to further raise generating capacity.

EVN share and investor relations

The EVN share

Positive international environment with bear market in May

Double digit growth in Europe continues

During the period under review, from October 2005 to September 2006, the international stock markets continued their positive development. Despite a period of strongly falling prices in May 2006, European share indices in particular posted upward growth rates. The European EuroStoxx 50 share index showed a rise of 13.7% in the 2005/06 financial year, compared to the 22.2% growth level which was registered in the previous year. Europe's most important share index, the German DAX, gained 19.0% in value. In the same period, the Dow Jones index showed a rise of 10.5%, moving toward an all-time high despite the restrictive interest rate policies pursued by the U.S. Federal Reserve. In the near future, no further interest rate hikes are expected.

ATX: +11.9%

ATX achieves remarkable gains once again

The ATX index of the Vienna Stock Exchange lost considerable momentum during the period under review, following a very gratifying development in the previous financial year. Similar to all other stock markets in the region, the Vienna Stock Exchange, which is internationally considered to be a part of the Central and Eastern European region, was disproportionately impacted by the downward adjustment in share prices in May 2006. Nevertheless, the ATX index still managed to achieve impressive growth once again, posting a rise of 11.9% in the 2005/06 financial year. However, the ATX index was outperformed by the other European indices, which registered 12.9% growth on average. In contrast, the performance of the Dow Jones Euro Stoxx Utilities sector index, which is relevant to EVN, clearly surpassed the performance of most other indices, registering growth of 30.4%.

EVN: +11.4%

EVN share slightly lower than ATX

Following a highly favourable development in the 2004/05 financial year, in which it had gained 80.7% in value, the EVN share lost considerable momentum during the period under review, similar to the share price developments of other shares listed on the ATX index. At the end of the 2005/06 financial year, the EVN share still posted a rise of 11.4%, registering slightly lower growth than the overall ATX index. At the closing date of trading on September 29, 2006, the EVN share was traded at EUR 83.58, corresponding to a market capitalisation of EUR 3.4bn.

Market capitalisation


4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
EURm
1,653
1,361
1,697
3,066
3,417
01/02
02/03
03/04
04/05
05/06

Extensive investor interest

The positive share price development of the EVN share was supported by the company's favourable interim results, as well as the increase in the results outlook and share price expectations by investment analysts during the first half of the 2005/06 financial year. During the period under review, Erste Bank, Société Générale, Helaba Trust and Raiffeisen Centrobank all announced buy recommendations on EVN stock. The main argument for recommending the EVN share was the good strategic positioning of the EVN Group, based on its ongoing expansion through the acquisition of ESM AD in Macedonia shortly after the successful entry into the Bulgarian market, and the impressive growth achieved in the field of environmental services. The ongoing positive development of EVN Group investments as well as the further high increase in value of the Verbund share also provided a positive impetus to investing in EVN shares.

All-time high of EUR 99.00

On May 10, 2006, following the announcement of the merger plans between OMV and Verbund, which have been abandoned in the meantime, the EVN share achieved an all-time high, closing at EUR 99.00 at the end of trading.

EVN share price and ATX – relative development



Base: October 1, 2005
140
130
120
110
100
90
%
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
2006
EVN closing price
ATX
Dow Jones Euro Stoxx Utilities

Turnover in EVN shares also increased once again during the 2005/06 financial year. On average, some 21,900 EVN shares (counted once) were traded on the Vienna Stock Exchange daily, compared to the previous year's level of 19,300 EVN shares traded per day. Total turnover in EVN shares amounted to EUR 437m (counted once) in the 2005/06 financial year. This represents a 61.6% increase compared to last year's turnover of EUR 270.5m. Turnover in EVN shares amounted to 0.77% of total Vienna Stock Exchange trading volume during the period under review. At the end of September 2006, the ATX weighting of the EVN share was 1.47%. OTC trading in EVN shares reached a volume of EUR 186m (counted once; previous year: EUR 204m).

Shareholder structure


<14%
13.3%
6.0%
51%
29.7%
>35%
51%
2005/06
2004/05
NÖ Landes-Beteiligungsholding
EnBW
Raiffeisenlandesbank Oberösterreich
Free float

Shareholder structure

In July 2006, Raiffeisenlandesbank Oberösterreich AG announced that its holding of EVN AG voting rights had fallen to below 5%. At the same time, Energie Baden-Württemberg AG ("EnBW") made public a purchase of EVN AG shares on July 13, 2006, exceeding the 30% voting right threshold. Furthermore, EnBW also stated that it had access to further EVN AG voting rights, which due to a formal contract, it can, or must, purchase by means of a unilateral declaration of intent.

At the end of the 2005/06 financial year, EnBW announced that it had exercised this declaration of intent, and had crossed the 35% voting right threshold.

On the basis of federal and provincial constitutional law requirements, the province of Lower Austria continues to be the majority shareholder of EVN AG, with a stake of 51%. Lower Austria's shareholding is formally held via its investment holding, NÖ Landes-Beteiligungsholding GmbH. The remaining shares are in free float. As a result, EVN boasts a stable shareholder structure.

End of share buy-back period

On January 19, 2005, the 76th Annual General Meeting passed a resolution formally giving authorisation to EVN's Executive Board to buy back EVN's own shares amounting to 10% of the company's equity capital. The authorised period for the buy-back was 18 months, which has now expired. The Executive Board did not make use of its share buy-back authorisation during this time.

Participating in the company's success

Stable dividend policy

EVN's dividend policy is directed towards sustainable, continuous development. Apart from taking long-term growth prospects and future investment and financing requirements into consideration, it endeavours, above all, to provide an appropriate return for company shareholders. Accordingly, EVN seeks a continuous rise in the dividend payout ratio. EVN defined a basic dividend of EUR 1.00 plus a bonus dividend of EUR 0.15 for the 2004/05 financial year. Following the regular dividend increases carried out in previous years, the Executive Board proposes to the Annual General Meeting that the dividend for the 2005/06 financial year be further raised by 21.7% to EUR 1.40 (EUR 1.20 plus a EUR 0.20 bonus dividend) taking into account the one-off effects, particularly in EVN's Group investments. This corresponds to a payout ratio of 25.8%.

Total shareholder return


2005/06
11.4
1.7
2004/05
80.7
1.5
2003/04
14.6
2.3
2002/03
-17.7
2.1
2001/02
4.5
1.6
−20
%
20
40
60
80
100
Share price development
Dividend yield

The total shareholder return since going public in 1989 amounts to an impressive 13.01% p.a.

Stable ratings

Revision of international credit ratings

EVN's credit ratings were revised during the 2005/06 financial year. This can be primarily attributed to the changes in EVN's corporate profile as a result of its acquisition of three energy suppliers in South East Europe. Accordingly, Standard & Poor's made a slight downward adjustment of its credit rating for EVN in March 2006, from A+ to A, but confirmed the stable outlook. The reason for this revision of the credit rating was the second acquisition made by EVN in South East Europe within a two year period, in this case referring to the electricity distribution company ESM AD in Macedonia. In July 2006, Moody's also changed its long-term credit rating for EVN from Aa3 to A1, but as well maintained its stable outlook for the company. Moody's also attributed this step to EVN's increased presence in the region of East and South East Europe. Despite these downward revisions, EVN continues to boast a very good credit rating in comparison with other European utility companies.

The EVN share

Index weighting

	September 29, 2006
ATX (Austrian Traded Index)	1.47%
ATX Prime	1.25%
WBI (Vienna Stock Exchange Index)	2.73%

Performance

		2005/06	2004/05	2003/04
Share price at the end of September	EUR	83.58	75.00	41.50
Highest price	EUR	99.00	78.50	47.34
Lowest price	EUR	65.20	40.90	36.10
Value of shares traded[1]	EURm	874	541	167
Average daily turnover[1]	Shares	21,900	19,301	7,927
Share of total turnover[1]	%	0.77	0.87	0.54
Market capitalisation at the end of September	EURm	3,417	3,066	1,697

[1] Vienna Stock Exchange

Value added

		2005/06	2004/05	2003/04
Earnings/share	EUR	5.43	3.53	3.08
Dividends/share	EUR	1.40[1]	1.15	0.95
Cash flow/share[2]	EUR	9.78	6.53	6.36
Book value/share	EUR	67.41	55.90	38.33
Price/earnings	x	15.4	21.2	13.5
Price/cash flow[2]	x	8.5	11.5	6.5
Price/book value	x	1.2	1.3	1.1
Dividend yield	%	1.7[1]	1.5	2.3

[1] Proposal to the AGM: EUR 1.20 plus a bonus of EUR 0.20
[2] The figures from the previous year were adjusted due to changes in the reporting structure of the cash flow statement.

Basic information

Share capital, denomination	EUR 99,069,392.62 40,881,455 zero par value shares
ISIN security code number	AT0000741053
Tickers	EVNV.VI (Reuters); EVN AV (Bloomberg); AT; EVN (Dow Jones); EVNVY (ADR)
Stock exchange listing	Vienna
ADR programme; depositary	Sponsored level one ADR program (5 ADR = 1 share); Bank of New York
Ratings	A1, stable (Moody's) A, stable (Standard & Poor's)

Investor relations

Providing simultaneous information

The goal of EVN's investor relations activities is to maintain an active dialogue with investors and analysts on a regular basis. Providing comprehensive, up-to-date information as well as gaining the confidence of these target groups constitutes the basis for achieving a fair valuation of the EVN share. The basic principles underlying EVN's investor relations activities are simultaneous, open and comprehensive communications with all market participants, a high degree of transparency and pro-active reporting.

In the 2005/06 financial year, EVN's management continued to provide information about the company's business development and strategy within the framework of press conferences and road shows. The investor relations team once again participated in a series of investment conferences.

Investor conferences 2005/06			
Investor conference	November 2005	**Frankfurt**	Deutsche Bank
Investor conference	November 2005	**New York**	Vienna Stock Exchange, *Erste Bank*
Edison conference	November 2005	**Hollywood, Florida**	Edison Electric Institute
Annual results 2005/06 roadshow	December 2005	**Frankfurt**	IXIS Securities
Investor conference	January 2006	**Kitz-buhel (A)**	CA IB
Utilities conference	January 2006	**Paris**	Société Générale
Investor conference	February 2006	**London**	Vienna Stock Exchange, Erste Bank
Edison Conference	February 2006	**London**	Edison Electric Institute
Result Q1 2005/06 roadshow	February 2006	**Zurich, Milan**	Raiffeisen Centrobank
Result H1 2005/06 roadshow	May 2006	**London**	CA IB
Investor conference	September 2006	**Bad Aussee (A)**	Capital Bank
Investor conference	September 2006	**London**	Vienna Stock Exchange, CA IB
Investor conference	September 2006	**Edinburgh**	Vienna Stock Exchange, Raiffeisen Centrobank
Investor conference	September 2006	**Stegers-bach (A)**	Erste Bank

In the fall of 2006, EVN once again hosted an event for private investors, in which retail investors were provided with detailed information about the latest developments at the EVN Group. On September 23, 2006, investors were invited to Dürnrohr, enabling them to get a closer look at the waste incineration plant. The facility, which is operated by EVN's fully owned subsidiary AVN, is Austria's largest waste incineration plant. Its capacity is currently 300,000 t annually, with an expansion of capacity to 500,000 t p.a. in the planning stage. A total of some 850 private shareholders took part in the event.

Regular coverage from prominent investment houses

The proactive information policies of EVN's investor relations team were reflected in the broad-based coverage of the company by investment analysts. A series of international banks and investment houses once again published analyses about EVN in the period under review: CA IB (Harald Weghofer), Erste Bank (Christoph Schultes), Raiffeisen Centrobank (Teresa Schinwald), Société Générale (John Honoré), Helaba Trust (Mario Kristl) and CDC IXIS Securities (Philippe Ourpatian).

International recognition for the EVN Annual Report 2004/05

In July 2006, EVN's 2004/05 Annual Report was granted a high level of international recognition. Within the framework of the international "LACP's Annual Report Competition, The 2005 Vision Awards" in San Diego, EVN was ranked 2nd worldwide in the utilities category (with revenues of more than USD 1bn). In addition to the overall impression, the award took account of various aspects such as the annual report's cover, level of creativity and clarity. EVN was given 95% of the total possible points. In the global ranking, EVN was rated 72nd among 1,957 participating companies from 16 countries. Overall, EVN was rated 4th among all the Austrian companies whose annual reports were evaluated.

Ranking in Europe's Top 500

The enormous increase within the EVN Group in terms of the number of its employees has also attracted international attention during the period under review. Europe's top 500, together with KPMG and Microsoft, carry out an annual ranking which focuses on companies with extraordinary employee growth during the previous three-year period. In the last study, EVN was not only rated as the top Austrian firm for the 2004/05 financial year, but was ranked 6th on an overall basis among all the companies considered in 28 European countries.

We would like to extend a cordial invitation to you to visit our investor homepage. You will find all relevant information, such as current reports, press releases, share price development, financial calendar and much more at **www.investor.evn.at.** In addition, we offer numerous services tailor-made to fulfil the specific needs of investors. Detailed information on the sustainability-oriented initiatives of EVN can be accessed at **www.responsibility.evn.at**.

Financial calendar 2006/07[1]	
78th AGM	January 18, 2007
Ex-dividend day	January 23, 2007
Dividend payment	January 29, 2007
Results Q1 2006/07	February 27, 2007
Results H1 2006/07	May 31, 2007
Results Q1–3 2006/07	August 28, 2007
Annual results 2006/07	December 13, 2007

[1] Preliminary

Sustainable responsibility

CSR management and reporting

Responsibility for people and the environment

Long before "sustainability" or "corporate social responsibility" were used as concrete terms, or became comprehensive concepts, EVN had already oriented its activities towards the idea of a durable, long-lasting approach to business management. The reason for this approach is linked to EVN's specific role in the area of essential public services, and the related high level of responsibility to people and the environment.

Establishing CSR management structures

Starting with Lower Austria, the concept of a sustainably-oriented corporate management is to be more firmly anchored in the entire Group, which has expanded so much in recent years. For this purpose, a new CSR (Corporate Social Responsibility) management unit reporting directly to the Executive Board was established in October 2005, within the framework of the Group's new organisational structure. Its goal is to develop a unified CSR strategy for the entire EVN Group. In this connection, EVN also joined the UN Global Compact in September 2005. This reflects the trend for companies, which are increasingly operating on a global basis, to orient their decisions and policies to international agreements.

One particularly important aspect of sustainability, especially in the case of an energy supplier, is a responsible use of natural resources. Prior to the concept of environmental protection becoming established, EVN had already initiated programmes aimed at achieving an equilibrium between economic and ecological interests. Among other aspects, these efforts incorporate the highest possible use of environment-friendly hydroelectric and wind power, the generation of electricity and heat from biomass, and the application of the most advanced environmental and generation technologies. Virtually all of EVN's thermal power stations are now officially certified, with the result that the company today possesses an environmental management system which will be further developed into an integrated management system.

Confirmation through acceptance into sustainability indices

International recognition

The endeavours of EVN in line with sustainability-oriented corporate management have received recognition several times in the past in the form of the company's acceptance into related, specialised indices. These enable sustainability-oriented investors to make targeted investments in companies which fulfil globally recognised standards in regards to environmental and stakeholder responsibility. In September 2006, EVN's membership in the FTSE4Good Index was once again confirmed. The company also continues to be represented in the Ethibel Sustainability Index (ESI). In October 2005, EVN was also included – and meanwhile confirmed – as a member in VÖNIX, the newly-created Austrian sustainability index, incorporating listed Austrian companies which are leaders in terms of their social and ecological performance.

Recognition for these initiatives is also reflected by EVN's successful ratings in international sustainability rankings. EVN was rated first among 70 companies in the Austrian CSR ranking, "Companies with Responsibility", which was carried out for the first time in 2005. The 100 largest Austrian companies were evaluated in the newly-implemented CSR ranking of September 2006. EVN placed third, another top-notch result which clearly confirms the success of the company's approach. EVN is therefore recommended by leading financial services companies as a worthy investment from an ecological and social point of view.

Comprehensive reporting

EVN has been providing regular information concerning its initiatives since 1990, in the form of its annual Environmental Report, which from 2002 onwards has been published in an extended version as a Sustainability Report. EVN was thus one of the first Austrian companies to report upon the sustainability of its activities, incorporating the level of transparency demanded by international standards.

Survey of stakeholder groups

EVN has broken new ground in structuring and developing the contents of the EVN Sustainability Report 2005/06. In order to more effectively respond to the interests and information requirements of its readers, EVN carried out a survey of the company's various stakeholder groups. EVN approached its employees, customers, suppliers and shareholders, as well as representatives of interest groups, the media and the general public, focusing on the expectations of these key target groups in regards to the activities and communication work of EVN in the field of sustainability.

The use of renewable or alternative energy sources was one of the main areas of interest for almost all the people who took part in the survey. The stakeholders also expressed their desire to know more about EVN's future perspectives in the fields of ecological and social responsibility. For this reason, the EVN Sustainability Report 2005/06 deals with these issues in depth.

If you have not received a copy of the EVN Sustainability Report 2005/06, you can order it at any time on the Internet at **www.investor.evn.at,** or in Austria by using the free service hot line number **0 800 800 200.** Parallel to this report, EVN also provides comprehensive information online about its initiatives in the interests of a sustainability-oriented corporate management at **www.responsibility.evn.at.** While the EVN Sustainability Report highlights the concrete measures taken during the past financial year, the homepage primarily serves to document general principles and the longer-term development of EVN in the area of CSR.

Corporate Social Responsibility (CSR) management structure[1]

CSR management (complete Executive Board)
Determines EVN Group CSR strategy and programme

CSR advisory team
Strategic orientation and co-ordination of all CSR activities

Temporary working groups
Support of the CSR advisory team
Preparation of suggestions for new activities and supervision of the implementation of previously agreed measures

Group services | Generation | Networks | Energy supply | South East Europe | Environmental Services

[1] CSR management will promote the structured, Group-wide implementation of EVN's sustainability strategy.

Human resources

Fourfold increase since 2004

EVN employed a workforce of 9,973 employees on average during the 2005/06 financial year. This was 49.9%, or 3,319 people more than in the preceding year, primarily due to the acquisition of the Macedonian electricity distribution company ESM AD. Accordingly, the enormous growth of the EVN Group is reflected in the increased number of employees. In the previous financial year, EVN's workforce had already expanded by 155.1%, mainly as a result of the acquisition of the two Bulgarian electricity supply companies. The total number of employees working for EVN has thus increased almost fourfold during the last two financial years.

EVN employs a workforce of 2,306 in Austria (previous year: 2,364), 1,631 of whom work in the Energy segment (previous year: 1,697).

Personnel expenses show a disproportionalely low increase

While on average the EVN Group workforce grew by 49.9% in the 2005/06 financial year, as mentioned above, personnel expenses only rose by 13.5%. This disproportionately small increase can be traced to the low wage levels prevailing in Bulgaria and Macedonia. In the period under review, personnel expenses accounted for around 12.7% of sales. By comparison, at the beginning of the 1990s, this figure had stood at about 27% at EVN.

Average number of employees[1]	2005/06	2004/05	2003/04
EVN AG and EVN Netz GmbH[2]	1,842	1,906	1,944
Bulgaria	3,803	4,049	–
Macedonia	3,550	–	–
Other business areas	778	699	664
EVN Group total	**9,973**	**6,654**	**2,608**
Thereof apprentices	78	71	61

1) Full-time basis
2) Due to the unbundling of the electricity and gas network operations, breakdown in EVN AG (463) and EVN Netz GmbH (1,379)

More details concerning EVN's activities in the interests of its employees are contained in the EVN Sustainability Report 2005/06, which is published in conjunction with this Annual Report. Additional information on this topic is also available at **www.responsibility.evn.at.**

Legal framework

Implementation of the Kyoto targets – trading with CO_2 emission certificates
Within the framework of the Austrian National Allocation Plan I. (2005–2007), the EVN Group was allotted CO_2 certificates for annual emissions amounting to 1.45m t of CO_2. However, this volume is one third below the average level of CO_2 emissions for the years 2003 and 2004. For this reason, EVN was required to purchase additional CO_2 emission certificates on the open market. This not only diminishes EVN's flexibility in its use of primary energy sources, but forces the company to bear the burden of considerable additional costs. The enormous increase in the prices for CO_2 emission certificates has aggravated the situation even more (see page 48).

Due to the experience gained with the initial national allocation plans, the European Commission has published guidelines for second generation allocation plans. In comparison to the first period, the EU is striving to reduce the overall volume of CO_2 emission certificates by 6%.

Development of NAP II.

The Austrian National Allocation Plan II., which will be valid from 2008–2012, was finalised in the summer of 2006 following extensive discussions held with the affected industrial sectors, and submitted to the European Commission for its approval. The decision of the EU Commission is expected in the next months.

The future plan will be based on a forecast for CO_2 emissions in Austria, predicting a total level of 38.33m t annually. It envisions Austria saving 5.53m t of CO_2 emissions, which would amount to the country's stipulated contribution to environmental protection. This amount is significantly higher than in the first four years, which had foreseen an annual reduction in CO_2 levels of 1.8m t per year. Accordingly, the new system prescribes a total allotment of free certificates for CO_2 emissions amounting to 32.8m t per annum. This time around, the change involves the actual method of allotting certificates, which will partly take place within the framework of an auction. Each year, 32.4m t of CO_2 emission certificates will be allocated free of charge, whereas the remaining 400,000 t will be made available to utility and industrial companies at an auction. Austria's energy sector will be allotted 8.2m t annually at no charge, combined with an auction to purchase an additional 100,000 t.

The Austrian Constitutional Court has annulled § 13 Section 4 of the Austrian Emissions Certificate Act, and thus rescinded the legal basis for the allocation of certificates, effective December 31, 2007. Accordingly, it is important to clarify the relevant legal framework in Austria pertaining to the National Allocation Plan II. and the allocation of certificates. However, a change in the contents of the National Allocation Plan is not expected.

Market liberalisation – legal unbundling

Within the framework of the liberalisation process in Europe's electricity and gas markets, EU legislators have prescribed an unbundling of the network business of utility companies from their other business operations. Accordingly, all electricity companies serving more than 100,000 customers were required to spin-off their electricity distribution networks by January 1, 2006. In the natural gas sector, all gas suppliers with more than 50,000 customers are also subject to a similar regulation, which took effect on June 28, 2006. In this regard, companies are permitted to jointly operate electricity and gas distribution networks.

Unbundling according to the fully-functional model

In order to fulfil EU regulations, EVN set up a new company, EVN Netz GmbH, effective October 1, 2005. EVN has transferred all facilities, aspects and activities of EVN's entire electricity and gas network business to EVN Netz GmbH, including operational management, technical services and maintenance. This change also entails the transfer of 1,400 employees involved in network operations to the new network company. As a result, EVN has fulfilled the legally binding unbundling of production, trading, sales and distribution activities as well as network services to the highest possible degree. EVN selected to implement the fully-functional model, which not only transfers the operations of the networks but also ownership of the pertaining assets to the new network company.

Network tariffs – new incentive model ensures greater stability

Effective January 1, 2006, the Austrian regulator prescribed a reduction in electricity network tariffs amounting to an average of around 2.5%. This tariff adjustment is no longer based on individual cost evaluation procedures carried out by the regulator. Instead, a new, multi-year incentive regulatory system was introduced, which took effect at the beginning of 2006. The core component of this new approach is a national benchmarking for Austria's electricity network operators, of which EVN ranks among the most efficient.

The new system generally foresees compensation for inflation, adjusted to deduct a general rise in productivity, as well as including an individual deduction for growth in efficiency, the latter depending on the performance of the company. As far as EVN's network tariffs are concerned, a stable development is to be expected, due to the fact that EVN is positioned as an Austrian benchmark based on the perceived efficiency of its electricity network. The defined regulatory parameters will remain unchanged for the duration of the current regulatory period, until 2009, ensuring a state of legal stability and continuity in the near future.

The Austrian regulatory authority required EVN to cut its gas network tariffs by an average of 8%, effective November 2005. A further reduction in tariffs is planned for January 2007, and another tariff revision is to be expected later in 2007. In contrast to the electricity network, these price reductions were still based on an individual cost evaluation procedure. Extensive work was done on developing a new gas network tariff system during the period under review. A tariff approach modelled on the new electricity network tariff system is currently under discussion.

Legal framework in South East Europe

Separation of network and energy operations

In Bulgaria, a new energy law has prescribed an unbundling between network operators and electricity suppliers starting at the beginning of 2007. In the first half of 2006, the subsidiaries acquired by EVN already concluded the required structural and legal preparations. In the future, ERP Stara Zagora will serve exclusively as a utility company, whereas ERP Plovdiv will serve as a network operator. The utility company will be responsible for the sourcing, procurement and distribution of electricity, whereas the network company will operate the network, as well as providing network engineering and network services for the utility. Both companies will be headquartered in Plovdiv.

Government price regulation

Generally speaking, the prices of electricity and the network tariffs are determined by an independent regulatory body in Bulgaria. The principle is to compensate for the actual costs which are incurred, as well as to ensure an adequate return on equity. On the basis of applications submitted by the utility companies, new electricity tariffs were defined by the regulator, effective October 1, 2005. The prices for household customers remained the same, whereas the prices for business customers using low-voltage and medium-voltage lines were raised slightly. Effective October 1, 2006, the regulator prescribed a tariff increase for customers with an annual consumption of up to 75 kWh. In addition, two components – energy prices and network tariffs – have to be detailed separately in the electricity bills.

In Macedonia the sales price of electricity produced by power generating companies as well as the prices for supplying energy to large customers and end customers are also regulated by the government at present. The cost evaluation process takes into consideration the operating expenses (partly reduced) or procurement costs, including a capital market-based return on equity. On the basis of the expected sales volumes, an average price is calculated ex ante, which is valid during the following year and which is, in turn, converted to a regulated tariff system. An incentive to increase efficiency is also included in the calculation model, which entails ex post rewards for achieving a reduction in technical losses. However, this system does not incorporate a separation of energy fees and network tariffs.

Overall business environment

Sizeable global economic growth

2006/07: Dynamic international development

In 2006, the global economy continues to expand at a high rate. Economic growth in the OECD markets is expected to accelerate to around 3%, up from the 2.7% achieved last year. Forecasts for the US economy remain unchanged, predicting a growth rate of about 3.2%. On the basis of their strong economic performance, China and the Asian markets continue their role as the growth drivers of world trade and global economic expansion. However, due to price pressure on private consumption in the USA, world economic growth is expected to slow down somewhat to 2.2% in 2007.

In the first half of 2006, the euro zone was characterised by a significant economic upturn, driven by stronger investment activity. The latest forecasts anticipate GDP growth of 2.5% in the euro zone for the year 2006. The economy of the EU-25 has demonstrated the same momentum as the euro zone, although a slight weakening of economic growth is expected at the turn of the year 2006/07. This can be primarily attributed to the overall slowdown in global economic growth, as well as increasing interest rates. Against this backdrop, an economic growth rate of 2% is expected in the year 2007. This presupposes that the economic downturn in the USA or Germany does not turn out to be even more pronounced than current forecasts, and that there will not be any further appreciation in value of the euro vis-à-vis the US dollar. Up until now, the high oil prices have not had a major impact on the world economy. However, a higher and longer-lasting increase in the oil price could potentially dampen global economic growth.

Strong economic performance in Austria

Austria: Economic upturn and solid growth

The Austrian economy has profited from the favourable global economic environment which has prevailed since the middle of 2005. As a result, it expanded by a rate of 3.1% in the first half of 2006. Private consumption attained a level of 2%, higher than in recent years but behind GDP growth. Capital investments were more dynamic, and are forecast to expand by around 5% in 2006. Exports continue to be the main growth driver of Austria's economy, and are expected to increase by a total of 10% in 2006.

In the lights of these positive developments, both Austrian economic institutes, the Austrian Institute of Economic Research (WIFO) and the Institute for Advanced Studies (IHS), revised their original forecasts for the year upwards by half a percentage point during the third quarter of 2006, and now anticipate economic growth in Austria to reach a level slightly above 3%. Despite high energy prices and economic growth surpassing analyst expectations, the inflation rate has remained at a moderate level of about 1.5%. The labour market has developed favourably, with the level of employment expected to grow by 1.6%, the biggest increase in job numbers since the beginning of the 1990s.

It is anticipated that Austrian economic growth will be a bit more sluggish in 2007, due to the specific condition of the German economy, and a weakening of the impetus provided by bullish foreign trade. In particular, Austrian exports will only grow by approximately 7% in 2007. Due to this slight slowdown, a GDP growth rate of 2.3%–2.5% is expected for 2007. The number of employed people will continue to rise, climbing by 1.1%.

In 2006 and 2007, Austrian economic growth will thus continue to be above the average growth level attained in the euro zone.

South East Europe as growth driver

Austria benefits from the ongoing integration of South East Europe
Austria will considerably profit from the enlargement of the EU to Bulgaria and Romania, due to its close economic ties to many countries in this region. Apart from the large market share grabbed by Austrian financial institutions in both countries, some of the largest single investments ever made by Austrian companies took place in Bulgaria or Romania. EU membership will likely boost Austrian economic activity in the region.

Bulgaria's economy continued to expand dynamically prior to the country's accession to the EU. This was impressively demonstrated by GDP growth of 5.6% in the first half of 2006. Growth was primarily driven by considerable investments and a gratifying recovery in the tourism sector. GDP growth is anticipated to remain at a high level in 2006 and 2007, reaching 5.0%–5.5% in both years.

Macedonia's economy continues to be in the midst of a far-reaching transformation. Supported by structural changes in the industrial sector, GDP growth is anticipated to reach a level of 3.5%–4.0% in the years 2006 and 2007.

Energy sector environment

The business environment in the energy sector has a considerable influence on the business development of the EVN Group. During the 2005/06 financial year, EVN was particularly impacted by the following factors:

- Despite a slight depreciation in the US dollar vis-à-vis the euro, the considerable rise in the price of crude oil led to a further significant increase in primary energy costs.
- Wholesale electricity prices also maintained their upward trend.
- The prices for CO_2 emission certificates have increased significantly since the previous year.
- Temperatures were below last year's level.

Temperatures in the Lower Austrian region supplied by EVN were 6.7% lower in the 2005/06 financial year than in the comparative period of the previous year. This change tended to have a positive effect on EVN's sales volumes.

Oil, gas and electricity prices continue to climb

The price of North Sea crude oil (Brent), the variety of the highest relevance to Europe, rose by about one-quarter to USD 65.4 during the 2005/06 financial year. In the meantime, the price for Brent peaked at USD 75. At the same time, the value of the US dollar declined by more than 3% to EUR 1.23, so that the euro price of crude oil was about 25% higher than in the preceding year. Similarly, the natural gas price climbed significantly in the period under review, despite the contractually stipulated time lag related to oil prices.

Primary energy price trends (indexed)

Base: January 2, 2003


220
180
140
100
%
2003
2004
2005
2006
International crude oil prices
Austrian natural gas import prices
International hard coal prices

2006 has seen an ongoing upward tendency in spot market prices on the European Electricity Exchange EEX, which had already risen more than 60% in 2005 compared to 2004. This was primarily due to the increase in primary energy prices, accompanied by a growing shortage of production capacity in the face of rising demand. As a result, average spot market prices for base load electricity during the 2005/06 financial year were about 42% higher than in the preceding year, those for peak load electricity rose by 57%.

In the period April–June 2006, price levels improved somewhat, due to strong thermal and wind-generated power production, as well as a short-term reduction in CO_2 spot market prices. However, in July there was a reversal of the trend. The high summer temperatures, low water levels and thus the ensuing short-term shortage of power generating capacity drove spot prices on the European electricity exchanges to record heights.

The prices for CO_2 emission certificates reached a new record level in the middle of April 2006, surpassing EUR 30/t. Following the publication of statistics reporting the actual levels of CO_2 emissions in most of the EU member states, which were significantly below expectations, these prices considerably declined, and after further fluctuations, reached a level of about EUR 13/t at the end of the financial year. On average, CO_2 prices in the 2005/06 financial year were still about 40% higher than in the comparative period of the previous year.

CO_2 emission certificates – price development


35
30
25
20
15
10
5
EUR/t
2005
2006

Overall business development

Consolidated financial statements according to IFRS

These EVN Group financial statements were prepared in accordance with the principles of the International Financial Reporting Standards (IFRS).

Acquisition of a majority interest in the Macedonian electricity supplier ESM AD

Compared to the previous financial year, the consolidation range was expanded by three fully consolidated companies. The most important change during the period under review was the incorporation of the Macedonian electricity distribution company ESM AD, a majority shareholding of which was acquired by EVN during the period under review. Following the majority takeover of the company – the closing of the transaction took place at the beginning of April 2006 – the new subsidiary has been included in the consolidated financial statements of the EVN Group since the 3rd quarter of the 2005/06 financial year, a total of two quarters. This expansion in the consolidation range has resulted in significant changes in almost all items on the balance sheet and income statement.

The Bulgarian electricity supply companies ERP Plovdiv and ERP Stara Zagora, in which EVN acquired a shareholding of 67% each, have been fully consolidated in the consolidated financial statements of the EVN Group since January 2005, and are thus relevant starting in the 2nd quarter of the 2004/05 financial year. Subsequently, only three quarters of the financial year of the two Bulgarian companies were incorporated in the annual consolidated financial statements of EVN in the previous financial year.

EVN increases its stake in EnergieAllianz

After Energie AG Oberösterreich and Linz AG both terminated their partnership in EnergieAllianz at the end of April 2006, according to contractual stipulations, there was a buy-back by the province of Upper Austria of EVN's 9.33% shareholding in Energie AG Oberösterreich, which it had acquired in 2002. At the same time, EVN acquired an additional 13.5% stake in both EnergieAllianz and e&t, and now has a 45.0% interest in the two companies.

Consequently, including EVN AG as the Group parent company, the consolidation range of the EVN Group currently consists of 43 fully consolidated companies and four proportionally consolidated companies. In addition, a total of 13 companies are included at equity in the consolidated financial statements.

Revenue by region


10.9%
22.6%
66.5%
9.2%
15.4%
75.4%

2005/06
2004/05

- ■ Austria
- □ South East Europe
- □ Central and Eastern Europe

Revenue by segment


1,800
1,600
1,400
1,200
1,000
800
600
400
200
EURm
1,370.2
212.9
26.4
1,761.7
290.1
19.8
2004/05
2005/06

- ■ Energy
- □ Environmental Services
- □ Strategic Investments and Other Business

Significant rise in revenue

During the period under review, total revenue of the EVN Group climbed to EUR 2,071.6m, a rise of 28.7%, or 462.0m, above the previous year's level. In addition to the aforementioned enlargement in the consolidation range, the main reasons for the significant improvement in revenue were the expansion of the project business in the field of environmental services, along with strong growth in EVN's energy business, the latter of which was propelled by broad-based rises in energy prices as well as the continuing high level of electricity generation. The Energy segment accounts for 85.0% of Group revenue, Environmental Services for 14.0%, and the Strategic Investments and other Business segment accounts for 1.0%. The geographical distribution of revenues reflects the expansion of the EVN Group. External revenue in Central and Eastern Europe along with South East Europe accounted for EUR 694.2m, or 33.5%, of total Group revenue (previous year: 24.6%).

During the period under review, the external revenue of the Energy segment rose by 28.6%, or EUR 391.4m, to EUR 1,761.7m compared to the preceding year. EVN's subsidiaries in South East Europe accounted for EUR 467.6m of this amount.

In the 2005/06 financial year, revenue of the Environmental Services segment rose by 36.2%, or EUR 77.2m. This can be mainly attributed to the numerous international projects implemented by EVN, in particular the construction of a drinking water facility and a waste incineration plant for the city of Moscow.

Ongoing high energy prices

In the period under review, the high market prices for primary energy and electricity purchases continued to place a considerable burden on EVN results. In total, the item "Electricity purchases and primary energy expenses" rose by 38.9%, or EUR 291.8m, to EUR 1,042.1m. This is primarily attributable to the integration of the two Bulgarian subsidiaries and ESM AD. In addition, the sharp increases in the market prices for gas and electricity as well as the EUR 15.6m in expenditure required to acquire additional CO_2 emission certificates (previous year: EUR 12.5m) combined to have a negative impact.

The cost of materials and services climbed by 21.0%, or EUR 54.9m, to EUR 316.1m, which was mainly due to the expansion of the project business in the field of environmental services.

Increase in workforce numbers due to acquisition of ESM AD

The average number of employees in the EVN Group climbed by 49.9% compared to the previous year. This can be primarily attributed to the acquisition of EVN's new Macedonian subsidiary. On average, a total of 9,973 people were working for the EVN Group during the period under review, an increase of 3,319 employees compared to the preceding year.

Despite the significant rise in workforce numbers and the restructuring expenditure arising in connection with the implementation of a voluntary social benefits programme, EVN's personnel expenses increased at a disproportionately low rate, rising by only 13.5%, or EUR 31.3m, to EUR 263.6m. This development can be primarily explained by the lower wage levels prevailing in South East Europe.

Higher depreciation and amortisation

During the period under review, depreciation and amortisation in the EVN Group rose by 4.3%, to EUR 213.0m (previous year: EUR 204.2m). This encompasses scheduled depreciation amounting to EUR 178.7m (previous year: EUR 157.8m), which increased primarily due to the expansion in the consolidation range and ongoing EVN investment activity.

Impairments and appreciation as adjustment to price levels

Moreover, impairment losses as a result of impairment tests amounted to EUR 78.9m during the 2005/06 financial year. This primarily related to the gas distribution networks, for which impairments were required as a result of the reduction in network access tariffs imposed by the regulator. On the other hand, a reversal of impairment losses amounting to EUR 40.2m was carried out in connection with the coal-fired power plant in Dürnrohr, the gas-fired power stations in Theiss and Korneuburg, and with regard to purchasing rights at the hydroelectric stations along the Danube due to increased sales prices. Furthermore, revaluation totalling EUR 4.4m was carried out for EVN's heat generation facilities during the period under review. In total, the impairment losses and the reversal of impairment losses led to an exceptional position of EUR –34.4m during the 2005/06 financial year, which was EUR 12.0m below the previous year's level of EUR –46.4m.

EBITDA and EBIT clearly up on previous year's level

In spite of the unfavourable energy purchasing price trends, and declining network revenues, EBITDA rose by 18.6% to EUR 397.4m during the 2005/06 financial year.

EBIT: +40.7%

Despite downward value adjustments, which were carried out during the period under review, the results from operating activities (EBIT) of the EVN Group improved considerably compared to the preceding year, rising by 40.7%, or EUR 53.4m, to EUR 184.4m. This was mainly due to the high level of electricity production, the positive contributions of the two Bulgarian electricity supply companies, as well as the positive development of the water and waste incineration business areas. The EBIT margin was at 8.9%, up from the level of 8.1% achieved in the previous year. This represents a slight improvement, although the high market prices for energy purchases and the lower profitability of the Bulgarian and Macedonian subsidiaries in comparison to Western European standards had a negative impact on the operating margin of the EVN Group.

Results from operating activities (EBIT)


200
175
150
125
100
75
50
25
EURm
127.9
102.5
114.6
131.0
184.4
01/02
02/03
03/04
04/05
05/06

EBIT by segment


150
120
90
60
30
EURm
92.8
40.8
-2.6
141.6
45.9
-3.2
2004/05
2005/06
Energy
Environmental Services
Strategic Investments and Other Business

The Energy segment accounted for EUR 141.6m, or 76,8%, of the results from operating activities and the Environmental Services segment contributed EUR 45.9m, or 24.9%. The Strategic Investments and Other Business segment posted results from operating activities of EUR –3.2m, or –1.7%. However, due to the strong income from investments, the high profitability of this segment is shown in the financial results.

Accordingly, the improvement in the results from operating activities of the EVN Group was driven by the Energy and Environmental Services segments which climbed by 52.7% and 12.5% respectively. The increase in the Energy segment is primarily due to the strong results contribution of the Generation business unit, which amounted to EUR 85.6m, and the EBIT improvement in the South East Europe business unit by 19.3%, or EUR 2.8m. The significant EBIT rise in the Generation and South East Europe business units thus more than compensated for the less favourable results achieved by the Networks and Energy Supply business units in comparison to the preceding year. Due to a series of successful international projects, the EBIT of the Environmental Services segment also increased.

Income from investments: +EUR 75.6m

Financial results more than doubled

There was a significant improvement of the financial results of the EVN Group during the 2005/06 financial year. It reached a volume of EUR 120.5m, EUR 65.3m above the level posted during the preceding year. This was primarily the result of the higher income from investments in the consolidated financial statements, which more than doubled in the period under review. This substantial improvement is partly based on one-off effects. In this regard, the income from investments in associates also close to doubled, rising by EUR 58.8m to EUR 115.1m. In addition to an increase of the contribution of Rohöl-Aufsuchungs-AG and a considerable increase in the results posted by EconGas, this rise was to a large extent due to one-off effects arising from the first-time consolidation of BEWAG and BEGAS with their proportional results according to IFRS as at September 30, 2006. In addition to the higher dividends distributed by Verbundgesellschaft, the main reason for the improved income from other investments was a further one-off effect derived from the sale of EVN's shareholding in Energie AG Oberösterreich.

Due to higher interest paid, the item "Interest and other financial results" declined by EUR 10.3m to EUR –27.3m. This item had been impacted during the preceding year by the positive results achieved from the disposal of securities in the balance sheet and non-current assets and current assets.

Profit before income tax: +63.7%

Considerable improvement in the profit before income tax

The profit before income tax of the EVN Group rose by 63.7%, to EUR 304.9m during the period under review. This increase was primarily due to the increase in the tax-free income from EVN Group investments. For this reason, income tax expense was up by only 30.7% to EUR 38.1m. On balance, the net profit for the period amounted to EUR 266.8m, a rise of 69.9%, or EUR 109.7m, compared to the preceding year.

Group net profit: +53.7%

Minority interest basically referred to shares in fully consolidated companies (primarily minority interest in RAG Beteiligungs AG, Burgenland Holding AG, ESM AD and the two Bulgarian electricity supply companies) and rose by EUR 32.2m to EUR 44.9m. After taking account of minority interest, the Group net profit amounted to EUR 221.9m, an increase of 53.7% in comparison to the Group net profit of EUR 144.4m posted in the preceding year. Accordingly, earnings per share also climbed from EUR 3.53 to EUR 5.43 in the period under review.

Key indicators

The Group net profit achieved during the 2005/06 financial year corresponds to a return on equity (ROE) of 10.6%, which is 2.4 percentage points higher than the previous year's level of 8.2%. However, it must be mentioned that the upward adjustment in value of EVN's shareholding in Verbundgesellschaft resulting from the higher share price led to a considerable increase in equity. The return on capital employed (ROCE) was also much higher at 7.9%, compared to 6.2% in the preceding year. Adjusted for the one-off effects contained in the financial results and the market valuation of the shareholding in Verbundgesellschaft, the return on capital employed ("OpROCE") increased from 9.4% to 10.8% in the period under review. The weighted average cost of capital after tax (WACC) of EVN, adjusted for specific corporate and country risks, was 6.5% (previous year: 6.0%).

Key indicators

		2005/06	2004/05
ROE	%	10.6	8.2
ROCE	%	7.9	6.2
OpROCE	%	10.8	9.4
EVA®	EURm	118.8	82.9

Income statement

	2005/06	2004/05	Change	
	EURm	EURm	EURm	%
Energy revenue	1,761.7	1,370.2	391.4	28.6
Environmental Services revenue	290.1	212.9	77.2	36.2
Strategic Investments and Other Business revenue	19.8	26.4	–6.6	–24.8
Total revenue	**2,071.6**	**1,609.5**	**462.0**	**28.7**
Change in work in progress and own work capitalised	13.6	7.7	5.9	76.3
Other operating income	40.7	41.5	–0.8	–1.8
Electricity purchases and primary energy expenses	–1,042.1	–750.3	–291.8	–38.9
Other materials and services	–316.1	–261.3	–54.9	–21.0
Personnel expenses	–263.6	–232.3	–31.3	–13.5
Other operating expenses	–106.6	–79.7	–26.9	–33.8
EBITDA	**397.4**	**335.2**	**62.2**	**18.6**
Depreciation and amortisation	–213.0	–204.2	–8.9	–4.3
Results from operating activities (EBIT)	**184.4**	**131.0**	**53.4**	**40.7**
Financial results	**120.5**	**55.2**	**65.3**	–
Profit before income tax	**304.9**	**186.2**	**118.7**	**63.7**
Income tax expense	–38.1	–29.2	–9.0	–30.7
Net profit for the period	**266.8**	**157.0**	**109.7**	**69.9**
Thereof				
Minority interest	44.9	12.7	–32.2	–
Group net profit	**221.9**	**144.4**	**77.5**	**53.7**
	EUR	EUR	EUR	%
Earnings per share	**5.43**	**3.53**	**1.90**	**53.7**

Balance sheet structure


100
90
80
70
60
50
40
30
20
10
%
14.1
9.3
18.2
9.5
85.9
42.5
81.8
43.4
48.2
47.1
30.9.2005
30.9.2006
Current assets
Non-current assets
Current liabilities
Non-current liabilities
Equity

Balance sheet

	30.9.2006	30.9.2005	Change	
	EURm	EURm	EURm	%
Assets				
Non-current assets				
Intangible assets and property, plant and equipment	2,359.3	2,060.0	299.3	14.5
Investments in associates and other investments	1,903.4	1,659.3	244.1	14.7
Other non-current assets	519.1	352.8	166.3	47.1
	4,781.8	**4,072.1**	**709.8**	**17.4**
Current assets	**1,063.9**	**667.5**	**396.4**	**59.4**
Total assets	**5,845.8**	**4,739.6**	**1,106.2**	**23.3**
Equity and liabilities				
Equity				
Equity attributable to EVN shareholders	2,523.3	2,094.2	429.1	20.5
Minority interest	232.7	191.2	41.5	21.7
	2,756.0	**2,285.4**	**470.5**	**20.6**
Non-current liabilities				
Non-current loans and borrowings	1,397.2	1,035.6	361.6	34.9
Deferred tax liabilities and non-current provisions	813.9	682.7	131.3	19.2
Deferred income from network subsidies and other non-current liabilities	325.9	294.5	31.5	10.7
	2,537.0	**2,012.7**	**524.3**	**26.1**
Current liabilities	**552.8**	**441.5**	**111.3**	**25.2**
Total equity and liabilities	**5,845.8**	**4,739.6**	**1,106.2**	**23.3**

Significant increase in the balance sheet total

Balance sheet total climbs 23.3% to over EUR 5.8bn

The balance sheet total of the EVN Group rose to EUR 5,845.8m during the 2005/06 financial year, an increase of 23.3%, or EUR 1,106.2m, compared to the last balance sheet date (September 30, 2005). This increase was primarily the consequence of the acquisition of ESM AD together with the strong increase in value of EVN's shareholding in Verbundgesellschaft.

Non-current assets: +17.4%

Non-current assets increased by 17.4%, or EUR 709.8m, to EUR 4,781.8m during the period under review. The item "Intangible assets and property, plant and equipment", which rose by 14.5%, to EUR 2,359.3m, due to the acquisition of ESM AD in Macedonia as well as ongoing investments, accounted for EUR 299.3m of the growth in non-current assets. In spite of the sale of EVN Group's shareholding in Energie AG Oberösterreich, Group investments increased by 14.7%, or EUR 244.1m, to EUR 1,903.4m. This was chiefly the consequence of the further increase in value – once again driven by the higher share price – of EVN's investment in Verbundgesellschaft, which amounted to EUR 344.8m. This led to a result-neutral write-up of the valuation of this investment. As a result of EVN's ongoing project business, other non-current assets also rose considerably, climbing by 47.1%, or EUR 166.3m, to EUR 519.1m, due to a rise in receivables from long-term lease transactions.

Current assets increased significantly during the period under review, rising by 59.4%, or EUR 396.4m, to EUR 1,063.9m. This improvement was mainly due to the growth in the item "Current receivables". The main reason for this development was the acquisition of ESM AD and the outstanding payment derived from the sale of Energie AG Oberösterreich, which will be due in January 2007, in accordance with the stipulations of the contractual agreement.

Equity +20.6%

Taking account of the distribution of the dividends of EVN AG for the 2004/05 financial year as well as dividends paid to minority shareholders of fully consolidated companies, the positive Group net profit for the 2005/06 business year, combined with the profit-neutral upward adjustment in value of EVN's investment in Verbundgesellschaft, led to an increase in equity by 20.6% to EUR 2,756.0m. Accordingly, the equity ratio amounted to 47.1% as at September 30, 2006. Net debt totalled EUR 930m, corresponding to a gearing of 33.7%, which continues to be well under the energy sector average.

EVN Group's drawing on a line of credit to refinance the acquisition of a majority shareholding in the two Bulgarian subsidiaries during the 2004/05 financial year, as well as the increase in the deferred tax liabilities in connection with the result-neutral increase in value of EVN's investment in Verbundgesellschaft, were primarily responsible for the increase in non-current liabilities by 26.1%, or EUR 524.3m, to EUR 2,537.0m.

Current liabilities as at September 30, 2006 stood at EUR 552.8m, which was 25.2%, or EUR 111.3m, above the comparable figure in the preceding year. Above all, the initial consolidation of ESM AD was responsible for the increase in this item.

Cash flow

Gross cash flow +41.2%

The EVN Group's gross cash flow climbed by 41.2%, or EUR 126.9m, to EUR 435.0m during the 2005/06 financial year. This increase was primarily attributable to the significant increase in the profit before income tax and the rise in non-current provisions.

Net cash flow from operating activities: +49.7%

After taking account of the changes in working capital, which rose mainly as the consequence of the increase in inventories and a decline in other liabilities, net cash flow from operating activities climbed to EUR 399.7m, an increase of 49.7%, or EUR 132.7m, above the previous year's level.

As a consequence of the acquisition of ESM AD, the increase in ongoing investments, as well as investments in short-term securities, the net cash flow from investing activities totalled EUR –719.9m.

In spite of higher dividends distributed for the 2004/05 financial year, the net cash flow from financing activities amounted to EUR 314.6m as a consequence of long-term corporate borrowing.

All in all, EVN posted a slight decline in the net change in cash and cash equivalents for the 2005/06 financial year, amounting to EUR –5.6m. This led to a decrease in cash and cash equivalents to EUR 76.8m. In addition, a total of EUR 282.7m (previous year: EUR 177.2m) were invested in short-term securities as at September 30, 2006, which, in accordance with IFRS, were not allocated to cash equivalents. Therefore, the liquidity situation of EVN continues to remain very stable. Net debt coverage rose from 44.5% to 49.1%, whereas the interest cover climbed from 6.1 to 8.1.

Cash flow statement

	2005/06	2004/05[1]	Change	
	EURm	EURm	EURm	%
Profit before income tax	**304.9**	**186.2**	**118.7**	**63.7**
Non-cash items	130.1	121.9	8.2	6.7
Gross cash flow	**435.0**	**308.1**	**126.9**	**41.2**
Changes in current balance sheet items	–14.7	–25.6	10.9	42.5
Income tax paid	–20.6	–15.5	–5.1	–32.7
Net cash flow from operating activities	**399.7**	**267.1**	**132.7**	**49.7**
Changes in intangible assets and property, plant and equipment	–210.9	–114.7	–96.2	–83.9
Acquisition of subsidiaries, net of cash acquired	–227.9	–284.3	56.4	19.8
Changes in non-current financial and other assets	–180.4	–80.2	–100.2	–
Changes in current financial assets[2]	–100.7	255.2	–355.9	–
Net cash flow from investing activities	**–719.9**	**–223.9**	**–496.0**	**–**
Net cash flow from financing activities	**314.6**	**–25.5**	**340.1**	**–**
Net change in cash and cash equivalents	**–5.6**	**17.6**	**–23.2**	–
Cash and cash equivalents at the beginning of the period	**82.4**	**64.8**	**17.6**	**27.2**
Cash and cash equivalents at the end of the period	**76.8**	**82.4**	**–5.6**	**–6.8**

[1] Figures from the previous year were adjusted due to changes made in the reporting structure.
[2] The change in securities, which are used for the investment of surplus liquidity, but do not meet the IFRS criteria for reporting as cash equivalents, is reported in this item.

Investments in intangible assets and property, plant and equipment

Investments clearly up on last year

The investments of the EVN Group in intangible assets and property, plant and equipment posted an increase in the 2005/06 financial year, climbing about 30.6%, or EUR 58.9m, to EUR 251.4m. This can be primarily attributed to higher investments in the Generation and Networks business units.

Of the aforementioned investment volume, EUR 239.7m (previous year: EUR 184.5m) were invested in the Energy segment, EUR 9.6m (previous year: EUR 6.2m) in the Environmental Services segment, and EUR 2.2m (previous year: EUR 1.9m) in the Strategic Investments and Other Business segment.

Investments


3.8%
0.9%
12.1%
27.4%
14.7%
41.1%
3.2%
1.0%
8.5%
12.9%
15.7%
58.7%

2005/06
2004/05

- Generation
- Networks
- Energy Supply South East Europe
- Environmental Services
- Strategic Investments and Other Business

Outlook

Within the framework of a favourable international and domestic business environment, EVN anticipates a dynamic development for the entire EVN Group in the 2006/07 financial year. The first full-year consolidation of the new Macedonian subsidiary ESM AD will serve as the most important driver of revenue growth in the Energy segment. EVN's own power generating capacity will also propel growth. Continuing strong international demand for electricity and ongoing higher energy prices are expected to have a positive impact, resulting in a corresponding improvement of revenue and results in the Energy segment during the 2006/07 financial year.

The downward pressure on margins in the Energy Supply business unit is expected to continue due to the upward price trend for primary energy sources and the costs for CO_2 emission certificates. Perspectives for the Networks business unit are also less optimistic as a result of the planned reduction in gas network tariffs.

The companies which comprise the Environmental Services segment – namely evn wasser, WTE Group and AVN Group – have achieved a strong positioning in their markets thanks to their successful business operations, and can take advantage of considerable growth potential in the future. On this basis, it can be anticipated that EVN will further expand its market position in Central and Eastern Europe in the water and wastewater business areas, as well as in the field of waste incineration during the 2006/07 financial year. It is expected that EVN will achieve a continuing improvement in its results, on the basis of the proactive cultivation of these new markets, the ongoing expansion of project development work, as well as an improvement in the results expectations of existing BOOT projects (Build-Own-Operate-Transfer).

All in all, these factors underlie EVN's assumption that it will achieve a further increase in total revenue and an improvement in the results from operating activities during the 2006/07 financial year. However, due to the non-reoccurrence of the positive one-off effects in EVN's Group investments, the financial results will be below the level reached during the 2005/06 financial year. As a consequence, it is anticipated that the Group net profit will also decline somewhat in 2006/07.

Nevertheless, by consistently pursuing its strategy of expanding its business activities in Austria and abroad along the entire value-added chain, the EVN Group has provided the basis for a positive business development in the financial years to come.

Risk management

As an international energy and environmental services provider, EVN is subject to various business, operational, financial and event risks, last but not least as a consequence of its successful growth. Managing these risks is ensured by means of different levels of risk management structures operating within EVN. As a result, EVN Group is in a position to actively take advantage of risks – which also involve opportunities for the future.

Risk policies

Adequate risk management

EVN's risk policies are designed to enable the company to take advantage of opportunities on the marketplace, if the potential benefits are higher than the risks. In addition, existing risks are counterbalanced through appropriate safeguards, if deemed economically useful and technically feasible. EVN's risk policies also involve countering the ongoing changes in the risk profile by means of a suitable risk management response.

Risk management organisation

Multi-level risk management organisation

EVN's risk management is implemented by a multi-level organisational structure. Operational risk management is in the hands of each business unit which is exposed to the particular risk. EVN's operational risk management is guided by risk management policies which are shaped by a commitment to transparency and risk awareness, and which are regulated in binding guidelines.

In the interest of ensuring a long-term increase in corporate value, EVN implements a multi-level, integrated planning and management system, which provides the basis for measuring and controlling the economic success of the company within the framework of an ongoing process. This enables the company to quickly identify risks and take suitable countermeasures in response.

Together with the risk management committees in the operative business units, the operative and strategic risk control staff units provide support to the Executive Board in making decisions regarding EVN Group risk policies. Through regular reporting, the Supervisory Board is integrated in this process.

Risk profile

International impact

As an international Group, EVN's overall risk is increasingly influenced by the country risks associated with its South East European subsidiaries and investments. The risk profile of the EVN Group changed considerably in the 2005/06 financial year, through its acquisition of a majority shareholding in the Macedonian electricity distribution company ESM AD, as well as the planned accession of Bulgaria to the European Union in 2007.

All in all, the expansion of the project business in the field of environmental services, the considerable activities in the field of alternative energies and the diversification of the company's business portfolio have had a positive impact on the overall risk profile of the EVN Group.

Measures
In order to effectively meet the challenges posed by the changing risk profile, EVN has implemented a series of measures in accordance with its risk management policies. For example, in the project business, the consistent insistence on liabilities without recourse against EVN (non-recourse liabilities) serves to actively manage and limit risks. On an international level, the participation of EVN in projects involving operational risks has provided the Group with insights which it now applies to the field of environmental services risk controlling. An additional measure is concluding credit risk insurance policies from public authorities or international financial institutions in regards to political and economic risks.

In the past financial year, a project was initiated to implement a value-oriented management system for EVN. Against the backdrop of the new organisational structure, it has a considerable significance for EVN's strategic risk controlling (also see page 25 f.). Last but not least, corresponding personnel measures have also been initiated to meet the growing demands placed on the company's operational risk controlling.

Risk categories
The main risks which the EVN Group is subject to in its business operations, including its project business, are counteracted by a series of specific hedging measures:

Greater attention paid to investment risks

- **Investment risks**
  In the light of its ongoing growth, which is also the result of the acquisitions of shareholdings on the Austrian market and in other countries, EVN is required to pay increasing attention to risks associated with Group investments. For this reason, the risk management processes of the Group attach particular importance to monitoring EVN's shareholdings. EVN has developed its own risk control staff unit, whose work is oriented to the risk structures of the Group, and which is responsible for risk controlling of the Group subsidiaries.

  In addition to activities designed to increase revenues, for example by acquiring shareholdings, EVN also strives to improve its competitive position by an ongoing enlargement of the product and service portfolio in its core business areas. The continuing use, upgrading and expansion of its own power generating capacity, last but not least in the field of alternative energies, is designed to further strengthen the autonomy of EVN. This will enable the EVN Group to minimize the competitive risks arising from a liberalisation of the energy markets.

Minimising operational risks

- **Operational risks**
  EVN operates the most technically advanced facilities in the fields of energy and environmental services, whose long-term reliability is the pre-requisite for keeping them in service. As a consequence, operational risks must be minimised to the greatest possible extent. In this regard, the company counteracts such operational and contingency risks with strict maintenance and quality controls, combined with constant monitoring, maintenance and repair work. EVN limits the potential effects of any damage by extensive insurance coverage. Personnel risks are counteracted by maintaining close contacts to research and educational facilities, and by carrying out broad-based training programmes for company employees.

EVN counterbalances the planning and performance risks associated with its facilities with an ongoing expansion of its project risk management activities. In this regard, risk analysis is a particularly essential tool, together with the importance attached to risk controlling.

The positive cooperation with public authorities, associations and interest groups on a regional, national and international level serves as the basis for preventing legal risks from arising.

EVN limits system risks by consistently and regularly adapting its operations to the latest technological developments, and by ensuring unified standards in the Group. Security management corresponds to the continually growing demands on the availability, confidentiality and integrity of all systems.

Ongoing monitoring of relevant markets

- **Financial management risks**
  A separate risk control system to hedge financial and energy industry-related risks has been established at EVN, which takes targeted measures designed to counteract market and credit risks in the company with the assistance of the most advanced risk management systems. This risk control system is also responsible for monitoring credit rating risks in these areas.

  EVN has set up a centralised treasury management system to counteract foreign currency, interest, price and liquidity risks. Detailed Group directives and limits enable the employment of derivative financial instruments, which are primarily designed to minimize financial risks. Such transactions are only carried out in cooperation with banks enjoying a top credit rating, as a means of minimising risks in connection to business partners.

- **Event risks**
  For EVN, event risks primarily represent natural risks. In most cases, they can be attributed to an act of nature beyond the company's control. The risks are transferred to insurance companies, insofar as this is possible and economically feasible.

General risks

At present, EVN does not foresee any risks whose impact could potentially endanger the existence of the company. The functional capacity and the procedures of the risk management system are scrutinised by the internal auditing department as well as the Group auditors.

Human resources

The integration of the Group, which has significantly grown through acquisitions, was once again the most important priority of EVN's human resources management in the period under review.

In this connection, following the appointment of professional development managers for the EVN Group, a further education and training drive has been initiated, which is designed to improve the personal competencies and service-oriented skills of employees.

At a total of EUR 2.1m, expenditure on further training (seminar fees, trainers, e-learning) during the 2005/06 financial year was almost twice the figure for the comparable period in 2004/05. The main reason was the training drive initiated during the period under review, which concentrated on developing executive skills and junior level management know-how.

EVN implements a broad range of initiatives in the interest of ensuring employee safety and health, as well as promoting employee motivation, from company health care and safety precautions to flexible working time, comprehensive internal information, idea management, corporate pension plans and even to subsidised leisure facilities.

Environment

One particularly important aspect of sustainability, especially in the case of an energy supplier, is a responsible use of natural resources. Prior to the concept of environmental protection becoming established, EVN had already initiated programmes aimed at achieving an equilibrium between economic and ecological interests. Among other aspects, these efforts incorporate the highest possible use of environment-friendly hydroelectric and wind power, the generation of electricity and heat from biomass, and the application of the most advanced environmental and generation technologies. Virtually all of EVN's thermal power stations are now officially certified, with the result that the company today possesses an environmental management system which will be further developed into an integrated management system.

Research and development

Active participation in various projects

Investments in research and development are essential to ensure the sustainable success of a company. Knowing that successful R&D initiatives contribute to increasing shareholder value, EVN has been proactively participating in a variety of research and development projects for many years. The traditional priority has been the energy sector, in which EVN has positioned itself as a competent and committed partner, both domestically and on an international level. EVN's recent focus has been on developing specific, innovative solutions and strategies as a basis for actively impacting the political decision-making process on issues pertaining to sustainable development.

During the period under review, EVN spent a total of around EUR 0.6m on R&D projects.

Recent R&D programmes which EVN has supported or initiated include:

- **FENCO ("Fossil Energy Coalition")** is an ERA-Net project supported by the European Commission. It aims at the promotion of an integrated and European-wide R&D initiative for technologies to generate energy from fossil fuels at zero emission power plants, or with the lowest possible level of emissions. 16 partners from 12 countries, including the **Austrian Fenco Initiative (AFI),** initiated by EVN, are working on a project to increase the acceptance of hard coal, which continues to be one of the most important global energy sources. AFI develops, administers and finances a research fund for energy programmes in the field of an environment-compatible application of fossil fuels.

- The **ADMONI** project, which is also being promoted by the European Commission, focuses on achieving an improvement in monitoring and control capabilities as a basis for increasing the operational efficiency of boiler plants. EVN's partners in this research drive include the research company VTT and electricity producer Fortum, both from Finland, Delft University of Holland and Cranfield University in England, the Greek research centre CERTH and the Spanish energy research institute Circe.

- **Initiative "Lower Austria's Energy Future 2020 – Sustainable Energy Industry"**
  EVN is an active member of this initiative, which is designed to serve as a network to promote the use of renewable energy sources.

- **Master plan for environmental technologies**
  This platform, coordinated by the province of Lower Austria and the Austrian Federal Ministry of the Environment, aims to ensure Austria's leading position in the field of environmental technologies on a long-term basis. The master plan is a goal-oriented programme designed to bundle the efforts of all interested partners from the business community, industry and research institutions as well as political decision makers.

- In the light of the Earth's limited quantities of fossil fuels, increasing importance is being attached to the **development of alternative electricity generating technologies,** in order to reliably cover future energy requirements. In this regard, EVN has been consistently expanding its reliance on production facilities which make use of renewable energy sources. However, the technologies which are currently available are not yet capable of fulfilling all our electricity needs, or even the increased demand. Extensive research and development work is still required, until alternatives can be found to replace traditional energy sources. EVN is involved in a series of projects in this field.

Business segments

Overview of business segments

- **Energy**
  - Generation business unit
  - Networks business unit
  - Energy Supply business unit
  - South East Europe business unit
- **Environmental Services**
  - Water
  - Wastewater
  - Waste incinceration
- **Strategic Investments and Other Business**
  - Strategic and other investments

Annual Report reflects new segment reporting for the first time

The Annual Report 2005/06 represents the first time in which EVN is reporting the results for an entire financial year in accordance with the changes in the company's organisational structure, which took effect on October 1, 2005. The new segment reporting is designed to convey a sufficient level of information about the course of business in the different business areas. Accordingly, the structure of this report focuses on EVN's three business segments: Energy, Environmental Services and Strategic Investments and Other Business. Within the Energy segment, EVN operations have been subdivided into individual business units, which are oriented to the particular activities within the value-added chain.

Energy segment

The Energy segment consists of the following business units: Generation, Networks, Energy Procurement and Supply (henceforth referred to as "Energy Supply"), as well as South East Europe, which will be described in greater detail below.

Key figures Energy segment

	2005/06	2004/05	Change	
	EURm	EURm	EURm	%
External revenue	1,761.7	1,370.2	391.4	28.6
Intra-Group revenue	11.3	3.5	7.8	–
Operating expenses	–1,439.8	–1,098.0	–341.8	–31.1
EBITDA	333.2	275.8	57.4	20.8
Depreciation and amortisation	–191.5	–183.0	–8.5	–4.7
Results from operating activities (EBIT)	141.6	92.8	48.9	52.7
EBIT margin (%)	8.0	6.8	–	–
Financial results	–12.0	–1.5	–10.5	–
Profit before income tax	129.7	91.2	38.5	42.2

Electricity network customers


23.1%
26.1%
33.8%
66.2%
50.8%
2005/06
2004/05
Austria
Bulgaria
Macedonia

Key energy business indicators

	2005/06	2004/05	Change	
			Nominal	%
Electricity generation (GWh)	4,556	4,484	72	1.6
Thereof thermal power	3,517	3,498	19	–0.5
Thereof renewable energy	1,039	986	53	5.4
Distribution volumes				
Electricity (GWh)	16,495	12,076	4,418	36.6
Thereof Austria	7,279	6,932	348	5.0
Thereof Bulgaria	7,229	5,145	2,084	40.5
Thereof Macedonia	1,987	–	1,987	–
Gas (m m³)[1]	1,874	1,818	56	3.1
Supply volumes to end customers				
Electricity (GWh)	15,641	11,342	4,299	37.9
Thereof Austria	6,426	6,197	228	3.7
Thereof Bulgaria	7,229	5,145	2,084	40.5
Thereof Macedonia	1,987	–	1,987	–
Gas (m m³)[2]	748	707	42	5.9
Heating (GWh)	1,067	1,033	34	3.3

[1] Incl. network sales to EVN power stations.
[2] Incl. gas wholesales amounting to 66m m³ (previous year: 71m m³).

Electricity generation and sales volumes


17,500
15,000
12,500
10,000
7,500
5,000
2,500
GWh
3,795
6,284
3,439
6,126
4,240
6,164
4,484
11,342
5,145
6,197
4,556
15,641
9,215
6,426
2001/02
2002/03
2003/04
2004/05
2005/06
Electricity generation
Sales to end customers
Thereof Austria
Thereof South East Europe

Energy revenue: +28.6%

The external revenue of the Energy segment rose to EUR 1,761.7m, an increase of 28.6%, or EUR 391.4m, in comparison to the previous year. This increase can be primarily attributed to the first full-year consolidation of the two Bulgarian subsidiaries, the initial consolidation of the Macedonian electricity supply company ESM AD for two quarters of the financial year, as well as an increase in sales volumes and prices in the Generation, Networks and Energy Supply business units in Austria.

EBITDA: +20.8%

EBITDA in the Energy segment rose by EUR 57.4m, or 20.8%, to EUR 333.2m. However, the adjustments in sales prices, increased production and higher electricity sales volumes could not fully compensate for the lower productivity of EVN's South East European subsidiaries at the present time, the significantly higher primary energy prices, higher prices to obtain additional CO_2 certificates, as well as the negative effects of network tariff reductions. For this reason, the 20.8% improvement in EBITDA was lower than the overall increase in revenue.

Impairment tests implemented during the period under review led to write-offs amounting to EUR 78.6m (previous year: EUR 57.1m) and a reversal of impairment losses totalling EUR 44.6m (previous year: EUR 10.7m). All in all, this resulted in an exceptional value adjustment amounting to EUR –34.0m, compared to EUR –46.4m in the preceding year. (More details are provided in the sections on the individual business units.)

EBIT in the Energy segment climbed by 52.7%, or EUR 48.9m, to EUR 141.6m. This development was driven by the Generation business unit, whereas the Networks and Energy Supply business units posted significant decreases. The South East Europe business unit also accounted for positive contributions.

Developments in the individual business units of the Energy segment are described below.

Generation business unit

EVN power plants – generating capacity


116 MW
185 MW
183 MW
44 MW
1,353 MW
1,392 MW

2005/06
2004/05

■ Thermal power[1]
□ Hydropower
□ Wind power

[1] Incl. cogeneration and combined cycle heat and power plants.

The Generation business unit encompasses the electricity production of the EVN Group derived from thermal production capacities, hydroelectric power, wind and biomass.

In the generation area, the EVN Group has total generating capacity in its own power stations and from purchasing rights from hydroelectric plants of about 1,693 MW. Apart from three thermal power stations in Dürnrohr (coal/gas, total capacity of 350 MW plus 30 MW from waste incineration), Theiss (gas/oil, 800 MW) and Korneuburg (gas, 160 MW), the EVN Group operates five storage power stations and 62 small-scale hydroelectric plants as well as seven wind farms through its eco-electricity subsidiary evn naturkraft. In the period under review, EVN continually expanded its wind-generated power capacities. In addition, EVN also sources its own electricity from the Danube power stations of Melk, Greifenstein and Freudenau, on the basis of purchasing rights.

Generation business unit	2005/06	2004/05	Change	
	EURm	EURm	EURm	%
Revenue	260.9	194.3	66.6	34.3
Results from operating activities (EBIT)	85.6	–37.2	122.8	–
Profit before income tax	79.6	–38.2	117.9	–
Investments	68.9	24.8	44.0	–

Increased electricity generation

The electricity market on the European continent continues to be characterised by a high-price phase. This can be mainly attributed to the enormous increases in primary energy prices, above all for crude oil and natural gas. At the same time, the market prices reflect the increasing shortage of production capacity in the face of growing demand.

Electricity wholesale price development – peak/base


90
80
70
60
50
40
30
EUR/MWh
2002
2003
2004
2005
2006
Peak
Base

In the light of high prices for electricity, EVN once again made intensive use of its own thermal power plants in the 2005/06 financial year. As a consequence, during the period under review, at 3,517 GWh, EVN's own power generation was at about the record level of the previous year.

Whereas EVN considerably boosted its production by around 17% in the first two quarters, electricity output was substantially below last year's level during the second half of the 2005/06 financial year. This decline in electricity production was due to scheduled maintenance and repairs on all three thermal power stations in the 3rd quarter.

Coverage ratio: 29.1%

All in all, 29.1% (previous year: 39.5%) of the total volume of electricity provided to end customers by the EVN Group or on the basis of cooperative agreements during the period under review was generated in EVN's own power plants. As a result, the coverage ratio from the company's own electricity production was 10.4 percentage points below the previous year's level. If one does not take into account the two Bulgarian electricity supply companies and the Macedonian subsidiary, which do not possess their own power generating capacity, this figure amounts to 70.9% (previous year: 72.4%).

Significant improvement in results

The high generation levels of electricity in EVN's own power plants combined with the higher market prices for electricity were primarily responsible for the significant increase in revenue for the Generation business unit, which climbed by 34.3%, or EUR 66.6m, to EUR 260.9m.

This increase, together with a reversal of impairment losses amounting to EUR 40.2m as a result of an impairment test due to higher market prices, mainly in connection with EVN's thermal power plants and electricity purchasing rights (previous year: total of appreciation and write-offs amounting to EUR –42.0m), clearly compensated for the negative effects of higher primary energy prices as well as the expenditure required to purchase additional CO_2 emission certificates. The purchasing of additional CO_2 certificates negatively impacted results to the amount of EUR 15.6m (previous year: EUR 12.5m).

Investments

Opening of three new wind parks

EVN's investments in the Generation business unit, amounting to EUR 85m (of which EUR 67.5m in the 2005/06 financial year), focused primarily on expanding its capacity of wind-generated power. Three new wind parks with a total of 38 turbines and a combined power generating capacity of 72 MW commenced operations in the 2005/06 financial year.

Construction of a coal-fired power plant in Duisburg-Walsum, Germany

During the period under review, EVN made considerable progress in carrying out the preparatory work required in connection with the planned construction of a new coal-fired power plant with an overall capacity of 790 MW, which EVN and STEAG will jointly build in Duisburg-Walsum, Germany. The total investment volume of the project, in which EVN has a 49% stake, amounts to EUR 820m. The ground-breaking ceremony took place on November 20, 2006. The new power plant is expected to commence operations in 2010. The Walsum project is included in the consolidated financial statements of the EVN Group at equity.

Outlook

EVN anticipates a further rise in Generation revenue and results from operating activities for the 2006/07 financial year. In part, this is due to the increased electricity generating capacity resulting from the new wind parks which have been supplying wind-generated power to the electricity network of EVN since the end of the 2005/06 financial year, as well as the expected ongoing strong use of EVN's thermal power stations. In addition, EVN's positive expectations are based on energy industry forecasts, which foresee ongoing increases in electricity prices in the years to come. Total EVN investments in power stations will significantly climb in the upcoming financial year. The focus will be on the construction of the coal-fired power plant in Duisburg-Walsum and a biomass-fired plant located near the Dürnrohr power station.

Networks business unit

The Networks business unit primarily encompasses the operation of electricity and gas distribution networks in Austria, as well as EVN's cable TV and telecommunications businesses. Thus, the Networks business unit mainly consists of the companies EVN Netz GmbH and Kabelsignal AG.

EVN fulfils unbundling guidelines

With backdated effect to October 1, 2005, the electricity and gas distribution networks were transferred from EVN AG to a separate network subsidiary, EVN Netz GmbH. Thus, EVN fulfilled the legally stipulated unbundling of its network operations, implemented within the framework of the ongoing liberalisation process in Europe's electricity and gas markets.

Network services for electricity and gas

EVN possesses a modern network in Lower Austria for the transmission and distribution of electricity, with a total length of around 1,370 km of high-voltage and 47,300 km of medium- and low-voltage lines. The EVN gas transport and distribution pipeline network in Lower Austria has an overall length exceeding 10,510 km. High-pressure pipelines make up around 1,940 km of this network, whereas medium- and low-pressure pipelines comprise approximately 8,570 km.

On this infrastructure basis, EVN provides all its customers with network services. This business area is regulated, both in regards to electricity network as well as to gas network services. At the beginning of 2006, a new multi-year incentive regulatory system was introduced for electricity network tariffs. A similar model applying to gas network tariffs is currently being developed.

Networks business unit				
	2005/06	2004/05	Change	
	EURm	EURm	EURm	%
Revenue	467.1	425.5	41.6	9.8
Results from operating activities (EBIT)	12.5	78.1	–65.6	–84.0
Profit before income tax	4.9	79.8	–74.9	–93.8
Investments	103.4	113.1	–9.8	–8.6

Business development in the electricity and gas networks

Increased distribution volumes

Due to the increase in electricity distribution volumes in EVN's networks in Austria, electricity network sales volumes rose by 5.0% during the period under review, or 348 GWh, to 7,279 GWh. Due to lower temperatures, gas network sales volumes also climbed, rising by 3.1%, or 56m m^3, to 1,874m m^3.

Network revenues decline due to tariff reductions

Following a reduction in network tariffs for EVN's electricity networks by an average of 7.0% as at April 1, 2005, the Austrian network regulatory authority once again lowered network tariffs by an average of 2.5%, effective January 1, 2006. Gas network tariffs in the EVN networks were also reduced by 8.0%, effective November 1, 2005.

Despite the increase in distribution volumes, the upward development in sales volumes could not compensate for the negative effects of these reductions in network tariffs. For this reason, network revenues declined by 2.9%, or a total of EUR 10.9m, to EUR 367.9m during the period under review.

Cable TV and telecom

Kabelsignal AG, a fully owned EVN subsidiary, is the largest cable TV supplier in Lower Austria. The company uses 72 local area networks to provide cable TV services to a total of 68,000 customers, and broadband Internet services to more than 30,000 customers. Furthermore, Kabelsignal offers voice communication products via the Internet (voice-over-IP).

Network tariff cuts negatively impact results

Revenue: +9.8%
EBIT: –84.0%

Overall, higher cable TV and telecommunication revenues, combined with the invoicing of intragroup services performed by EVN Netz GmbH, led to a total increase in revenue for the Networks business unit by EUR 41.6m, to EUR 467.1m. The losses incurred as a result of the reductions in network tariffs prescribed by the regulator could thus be compensated. However, due to exceptional impairments in connection with impairment tests of the gas network of EUR 75.9m, the results from operating activities (EBIT) of the Networks business unit decreased by EUR 78.1m, to EUR 12.5m. These impairments were necessary in connection with the expected decline in the profitability of the networks resulting from regulatory measures (network tariff cuts). In the previous year, impairments of EUR 4.4m had become necessary with regard to data transmission networks.

Investments

EVN invested a total of EUR 103.4m in its network infrastructure during the 2005/06 financial year. Investments focused on further enlarging and improving the existing electricity and gas distribution networks in Lower Austria. The main priority is to link up new wind generating power facilities (wind parks) and the highly populated areas surrounding the Austrian capital city of Vienna.

Outlook

The newly-launched incentive regulatory system for electricity network tariffs should ensure a state of legal stability and a certain level of continuity for EVN, at least until the year 2009. The core element of the new system is a national benchmarking for Austrian network operators, of which EVN ranks among the most efficient. Gas distribution network providers and the Austrian regulatory authority are currently working on a similar system for gas network tariffs. Over the next few years, EVN will increase its investments designed to further enlarge and improve the existing electricity and gas distribution networks. All in all, a stable but somewhat weaker business development is expected.

Energy Supply business unit

The Energy Supply business unit encompasses both the sourcing of electricity and gas, the trading and the sale of electricity and gas within the framework of EnergieAllianz, and the sale of heat by EVN AG itself. EnergieAllianz, which bundles sourcing, distribution and sales in joint companies, was established by EVN in cooperation with other regional Austrian energy suppliers, particularly with regard to the liberalisation of the national electricity market.

Bundled supply channel through EnergieAllianz

All electricity trading, i.e. the marketing of EVN's own electricity production, as well as the sourcing of the electricity volumes required for the supply of customers, is carried out today by e&t, the joint trading unit of the EnergieAllianz partner companies. Following the purchase of a further 13.5% stake in the 2005/06 financial year, EVN now has a 45.0% holding in this company. The sale and distribution of electricity to large customers is implemented by EnergieAllianz Austria GmbH, whereas EVN Energievertrieb GmbH & Co KG ("EVN KG") is responsible for supplying electricity to households and commercial customers within the framework of EnergieAllianz. The number of customers of EVN KG has risen slightly, from the previous year's level of 777,000 to about 781,000 at present.

Since January 1, 2003, all EVN Group gas sourcing and trading is carried out via EconGas, the joint subsidiary of the EnergieAllianz partners, Linz AG, Oberösterreichische Ferngas AG and OMV. EconGas, in which EVN has a 15.7% holding, serves as a joint natural gas wholesaling company, and also maintains the gas reserves required in Austria for security of supply. All sales to large customers with annual consumption exceeding 500,000 m^3 were also transferred to EconGas. About 273,000 household and commercial customers are supplied with gas by EVN KG, within the framework of the EnergieAllianz.

EVN sells heat to private and business customers. The production of this heat, which is also encompassed in this business unit, is carried out in district heating, local heating and cogeneration plants. Heat generation is largely based on the primary energy source of natural gas, as well as the bleeding of waste heat from the EVN Group's thermal power stations. Since 1993, EVN has also placed an increasing focus on heat production using biomass, and is currently Austria's largest supplier of heat from this source. At present, EVN supplies some 35,000 heat customers, a slight increase from the previous year's level of around 33,000.

Energy Supply business unit				
	2005/06	2004/05	Change	
	EURm	EURm	EURm	%
Revenue	628.5	583.1	45.4	7.8
Results from operating activities (EBIT)	26.3	37.4	–11.1	–29.8
Profit before income tax	35.7	45.0	–9.3	–20.6
Investments	37.0	30.2	6.8	22.6

Sales volumes consistently above last year's levels

Electricity sales volumes: +3.7%

In the 2005/06 financial year, electricity sales volumes of EVN KG to end customers in Austria rose by 228 GWh, or 3.7%, to 6,426 GWh.

Gas sales volumes: +5.9%

During the period under review, gas volumes sold by EVN KG amounted to 748m m^3, an increase of 5.9%, or 42m m^3, compared to the level of the previous year. The lower temperatures, which were 6.7% on average below the level of the 2004/05 financial year, tended to have a positive effect compared to the comparatively mild temperatures prevailing during the same period last year.

Gas sales volumes


2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
m m³
1,895
596
1,299
1,072
166
905
716
55
661
707
71
636
748
66
683
01/02¹⁾ 02/03¹⁾ 03/04 04/05 05/06
Wholesale
Sales to end customers

[1] Incl. gas trading and sales to large customers, which were transferred to EconGas as of January 2003.

Heating sales volumes: +3.3%

EVN's heating sales volumes also climbed in the period under review, rising by 3.3%, or 34 GWh, to 1,067 GWh. This was primarily due to the low temperatures, particularly during the first two quarters of the 2005/06 financial year, as well as the ongoing expansion of EVN's customer base.

Heating sales volumes


1,200
1,000
800
600
400
200
GWh
786
877
967
1,033
1,067
01/02
02/03
03/04
04/05
05/06

Enormous rise in energy prices

Market-oriented adjustment of sales prices

In the 2005/06 financial year, energy prices on the international primary energy and electricity markets reached new record levels. The enormous climb in EVN's production and procurement costs could only be partly compensated by a slight decline in prices for CO_2 emission certificates since April 2006. On average, electricity purchasing prices were 22% higher during the 2005/06 financial year, and gas purchasing prices even rose by close to 40%. As a result, the company had no other choice but to make upward adjustments in sales prices.

As EVN's sales and distribution subsidiary within the framework of the EnergieAllianz, EVN KG therefore passed on the significantly higher energy costs for electricity and gas to its household and business customers. In this regard, gas prices were hiked at the beginning of October 2005, while electricity prices were raised in April 2006. As a consequence, average gas prices for EVN's end customers in the 2005/06 financial year were 29% above last year's level, whereas average electricity prices were 16% higher.

In EVN's heating business, sales prices for all products are index-based. In almost all cases, heating prices are linked to index values based on publicly collected data (e.g. by the Austrian Central Statistical Office). Depending on the particular product group, this controlled price system led to varying upward adjustments in sales prices, ranging from 11% to 40%. Above and beyond that, no extraordinary price adjustments were carried out in the 2005/06 financial year as a result of rising primary energy costs.

Revenue: +7.8%
EBIT: –29.8%

The increased sales volumes, as well as the upward price adjustments carried out for electricity and natural gas, led to a rise in revenue by the Energy Supply business unit of 7.8%, or EUR 45.4m, to EUR 628.5m. However, despite the price adjustments in electricity and gas sales prices, there was a significant decline in EBIT, decreasing by 29.8%, or EUR 11.1m, to EUR 26.3m during the period under review.

EconGas

EVN has a 15.7% stake in EconGas, the joint subsidiary of the EnergieAllianz partners, Linz AG, Oberösterreichische Ferngas AG and OMV, which operates in the field of gas trading and large customer sales. EconGas serves large end consumers, power stations and local communities with an annual gas consumption exceeding 500,000 m^3.

Market leader for gas trading and large customers

The third operative business year of EconGas, in which the company doubled its profit from EUR 36.9m to EUR 72.8m, ended on March 31, 2006. The volumes sold rose by 16.0% to 7.8bn m³. The company's foreign business also doubled. Sales to customers outside of Austria accounted for two-thirds of its revenue growth in the 2005/06 financial year. Higher sales volumes and increased prices led to a corresponding rise in revenue by 60.8%, to EUR 1.8bn. As a result, EconGas is the undisputed market leader in Austria. Customers outside of Austria already account for 15% of the total sales of EconGas. The company's target markets are all countries, which border on Austria, with the exception of Switzerland. The region has a total market volume of 120bn m³. EconGas is included in the EVN consolidated financial statements at equity.

Investments

In the 2005/06 financial year, EVN invested a total of EUR 37.0m in the Energy Supply business unit. In large part, the investments focused on the completion of construction work for the two combined cycle heat and power plants in Baden and Mödling.

Outlook

In the light of the ongoing unfavourable business environment prevailing in the energy sector, it can be anticipated that EVN KG will once again carry out further market-oriented upward price adjustments for electricity and natural gas by the end of the 2006 calendar year, similar to the steps that will be taken by the majority of Austria's energy suppliers.

An increase in the wood fuel index as of the beginning of 2007 will also lead to an increase in sales prices for biomass heating. However, these upward price adjustments will partially first take effect from the middle of the year, due to the various escalation clauses in existing contracts.

Improvement in results expected

Due to the price adjustments and higher sales volumes, EVN anticipates an improvement in results in the Energy Supply business unit for the 2006/07 financial year.

South East Europe business unit

Effective as from the beginning of April 2006, the South East Europe business unit encompasses the activities of EVN Group's new Macedonian subsidiary ESM AD, in addition to the two Bulgarian regional energy suppliers ERP Plovdiv and ERP Stara Zagora.

All in all, ERP Plovdiv and ERP Stara Zagora serve around 1.5 million, or approximately 33%, of Bulgaria's electricity customers. ESM AD provides energy to the entire Republic of Macedonia and serves approximately 700,000 customers.

More information about the companies and their integration in the EVN Group is provided in the section "New core region: South East Europe" starting on page 27.

South East Europe business unit	2005/06	2004/05	Change	
	EURm	EURm	EURm	%
Revenue	467.6	247.3	220.4	89.1
Results from operating activities (EBIT)	17.3	14.5	2.8	19.3
Profit before income tax	9.3	4.6	4.7	–
Investments	30.5	16.4	14.1	86.3

Revenue: **+89.1%**
EBIT: **+19.3%**

Positive revenue and results trend

The two Bulgarian electricity supply companies ERP Plovdiv and ERP Stara Zagora, which were first included in the consolidated financial statements of the EVN Group starting in the 2nd quarter 2004/05 and were therefore included with a full financial year for the first time in 2005/06, achieved revenue amounting to EUR 373.7m.

In the first half year of its integration into the consolidated financial statements of the EVN Group, the Macedonian subsidiary ESM AD already contributed EUR 93.9m in revenue. However, due to high network losses from its power grid and necessary receivable write-offs the company has not yet achieved a positive EBIT.

Despite necessary restructuring measures and the ongoing amortisation of the customer base in Bulgaria existing at the time of the initial consolidation, the contribution of the South East Europe business unit to the results from operating activities (EBIT) increased by 19.3%, or EUR 2.8m, to EUR 17.3m.

Investments

The focus of the investment programme in Bulgaria was to upgrade electricity meters and network technologies and thus to further reduce electricity losses from the power grid. Immediately after the acquisition of ESM AD in Macedonia, a similar broad-based investment programme was also developed. In total, investments in the South East Europe business unit amounted to EUR 30.5m.

Outlook

Rapid progress in integrating the new subsidiaries

With the completion of important phases, the integration of the subsidiaries acquired in Bulgaria has made considerable progress. In Macedonia, corresponding processes were initiated immediately after the acquisition of ESM AD was made in April 2006.

Further development driven by EU membership

Driven by Bulgaria's upcoming membership in the European Union as of January 2007, EVN anticipates a continuation of the country's dynamic economic development, with GDP growth expected to remain robust between 5% and 6% annually. Due to the expansion of the power grid operated by the two Bulgarian subsidiaries, revenue in the Energy segment is expected to climb.

With regard to its Macedonian subsidiary ESM AD, EVN committed itself to carrying out investments of about EUR 32m annually for a three-year period. The focus will be on expanding, upgrading and maintaining the electricity distribution network. Driven by economic growth, EVN also expects energy consumption in Macedonia to increase, but at a lower level than in Bulgaria.

Environmental Services segment

Water, wastewater, waste

The Environmental Services segment encompasses the water, wastewater treatment and waste incineration activities of the EVN Group. On the one hand, the water business is comprised of the regional supply of drinking water in Lower Austria (evn wasser). On the other hand, it consists of the international project business in the fields of drinking water and wastewater treatment in Central and Eastern Europe (WTE Group).

The waste incineration business (AVN Group) encompasses the waste incineration plant in the domestic market of Lower Austria (Dürnrohr), as well as international project business, in regard to the planning, financing, construction and operation of waste incineration facilities.

In the 2004/05 financial year, the WTE and AVN Groups were both incorporated into the EVN Umweltholding GmbH (EVN's holding company for environmental services).

Key figures Environmental Services segment

	2005/06	2004/05	Change	
	EURm	EURm	EURm	%
External revenue	290.1	212.9	77.2	36.2
Intra-Group revenue	9.6	7.3	2.3	31.5
Operating expenses	–233.7	–160.1	–73.6	–45.9
EBITDA	66.0	60.1	5.9	9.8
Depreciation and amortisation	–20.1	–19.2	–0.8	4.2
Results from operating activities (EBIT)	45.9	40.8	5.1	12.5
EBIT margin (%)	15.3	18.5	–	–
Financial results	–11.1	–5.9	–5.1	–86.5
Profit before income tax	34.9	34.9	–	–

evn wasser

Water sales volumes


26
25
24
23
m m³
23.8
25.8
23.7
24.3
25.2
01/02
02/03
03/04
04/05
05/06

EVN successfully penetrated the water business in 2001 with its acquisition of the Lower Austrian company evn wasser, the second largest supplier of drinking water in Austria. At the same time, opportunities were opened up for the exploitation of synergies with EVN's existing activities in the energy sector.

At present, evn wasser supplies drinking water to approximately 480,000 inhabitants in 615 Lower Austrian municipalities, or approximately one-third of the province's population.

Whereas evn wasser operates as a wholesaler indirectly supplying the majority of its customers with drinking water, the company is striving to expand its foothold as a direct supplier of end customers. In recent years, evn wasser has assumed responsibility for operating municipal water supply networks. In the past financial year, evn wasser acquired the water supply network of the municipality of Gerasdorf near Vienna, with 11,000 inhabitants, and the water supply facilities of Grossmugl, a municipality with 1,760 inhabitants. evn wasser now directly supplies about 16,500 end customers with water. The company plans to further expand this business in the future.

evn wasser is also becoming increasingly active in the wastewater segment. A wastewater purification plant is already in use, and two more facilities are currently under construction.

Positive sales volume development

Due to the favourable weather conditions prevailing in the period under review, as well as the ongoing increase in the number of its customers, evn wasser boosted its sales volume by 3.6%, to 25.2m m^3. The increased sales volume corresponded with the long-term trend.

WTE Group

Active in 11 European markets

The WTE Group is a leading service provider in the area of drinking water supply and wastewater treatment. The company plans, builds, finances and operates municipal and industrial water and wastewater installations for cities, municipalities and industrial companies. In addition to Germany, Denmark and Austria, WTE operates in eight high-growth Central and Eastern European markets. WTE has already completed more than 70 wastewater purification plants for around ten million people. Of these plants, 23 are also being managed by WTE. WTE Group is part of the EVN Umweltholding.

BOOT model gains in popularity

WTE projects in which the contractor hands over responsibility for planning, construction, financing and operations to a professional partner are becoming increasingly popular.

Attractive international projects

2005/06 was once again a successful year for the WTE Group. All large-scale projects were proceeding on schedule, and WTE also successfully assumed responsibility for a series of new projects. Apart from Germany and Austria, the target markets of the WTE Group are primarily the new Member States of the EU, and accession candidates to the EU.

Recently WTE achieved the preliminary completion of an important large-scale project, transferring a new drinking water facility to the City of Moscow on schedule. The investment volume of this project, funded by project financing, amounted to EUR 190m. The official start-up of the entire installation took place in November 2006. Drinking water will be supplied to one million inhabitants of the Russian capital city as of the end of 2006.

Start-up in Zagreb

Another major international project carried out by the WTE Group is the expansion of the central municipal wastewater treatment plant in the Croatian capital of Zagreb. An important milestone was reached in the middle of October 2006, with the official start-up of the first biological phase of the facility. Back in 2004, the initial extension phase involving mechanical wastewater purification had already gone into operation. The total investment volume of the project, implemented within the framework of a joint venture with RWE, amounts to more than EUR 265m. The wastewater treatment plant in Zagreb is also a good example of the tried and tested BOOT model of the WTE Group. The joint project company ZOV is not only responsible for planning and turn-key construction, but also for financing and operating the facilities.

Another interesting contract was won by the WTE Group at the beginning of the 2005/06 financial year in the Baltic States. WTE will construct a fully biological extension facility featuring nutrient elimination for the central municipal wastewater treatment plant of Kaunas, Lithuania, and its 370,000 inhabitants. The project involves a total investment volume amounting to EUR 18.3m. The official ground-breaking ceremony took place on October 17, 2006.

WTE was also awarded the contract to construct and operate a central wastewater treatment facility for the Cyprian capital city of Nicosia. The purification plant serves about 100,000 inhabitants. Investment volume for the project totals about EUR 18m. After completing construction, which began in April 2006, WTE will operate the facility for a period of ten years.

Additional project in Moscow

WTE was once again successful in expanding its business in the Russian capital of Moscow. In March 2006, WTE won an international tender for constructing and operating a combined cycle heat and power plant. The project involves total investments of EUR 21.5m. Operating in accordance with the "waste to energy" principle, the power plant will generate electricity from biogas supplied by a water purification facility of the municipal wastewater utility.

WTE continues to expand its market presence in its Eastern European target markets. The focus is on developing projects in Cyprus, the Baltic States and on behalf of large cities in the Russian Federation.

AVN Group

The waste incineration business is emerging as an increasingly valuable component of EVN's service portfolio and additional growth driver to sustain the long-term results of the Group. The starting point for the activities in this area is provided by the close connection between waste incineration and the energy conversion process in thermal power stations. AVN Group is part of the EVN Umweltholding.

EVN is active in this area with its own waste incineration facility possessing an annual capacity of about 300,000 t located adjacent to the Dürnrohr power plant. At the same time, it is also involved in international project business, with the planning, financing, building and operational management of such facilities. At present, a waste incineration plant with an annual capacity of approximately 360,000 t is under construction in Moscow.

International business

Waste incineration in Moscow

The basis for winning the large-scale contract to construct and operate a waste incineration installation for the Russian capital city was the convincing technical solution implemented at the waste incineration facility in Dürnrohr. The waste incineration plant will be the most technologically advanced of the three facilities in Moscow, and will thermally convert approximately one-sixth of Moscow's annual household refuse amounting to 2.1m t. Total investment volume for the project is EUR 191m, provided by means of project financing. Construction of the project proceeded on schedule in 2005/06. Start-up of the facility is expected in the second half of 2007. As of the end of the 2005/06 financial year, about 50% of construction on the plant had been completed.

Within the framework of a BOOT model, WTE will operate the facility until the year 2019, when it will be handed over to the municipal authorities in Moscow. The heat produced in Moscow in the course of the waste incineration process will be converted into electricity and fed into the public district heating network. As a consequence, the entire configuration of the plant will considerably relieve the burden on the environment.

Raising capacity by two-thirds

Expansion of the waste incineration facility in Dürnrohr

Construction of a third waste incineration line at the waste incineration installation in Dürnrohr, foreseen as part of an infrastructure project for the Lower Austrian Central Region, is currently in the planning stage. The project is designed to expand the facility's capacity by about two-thirds, from 300,000 t at present to an annual volume of 500,000 t.

All required materials for the mandatory environmental compatibility assessment were submitted to the relevant authorities for their approval at the end of May 2006. If the official notification granting formal approval to the project is received in the early part of 2007, as expected, construction could potentially begin in the summer of 2007. In this case, the new waste incineration line would commence operations in the year 2010.

Incidentally, the waste incineration plant in Dürnrohr, which has been fully operational since the beginning of 2004, continues to develop to EVN's utmost satisfaction. The waste incineration facility in Dürnrohr is making a positive contribution to revenue and results of the EVN Group, due to the fact that it is running uninterruptedly, practically at full capacity.

Revenue: +36.2%
EBIT: +12.5%

Positive revenue and results development in the segment

Due to the positive development in the international project business, revenue in the Environmental Services segment rose by 36.2%, or EUR 77.2m, during the period under review, to EUR 290.1m. In spite of the high proportion of construction work completed by EVN in connection with the large projects in Moscow, and higher depreciation and amortisation on the *capitalised profit contributions* of the orders on hand, the results from operating activities climbed significantly by 12.5%, or EUR 5.1m, to EUR 45.9m.

Investments

EVN invested a total of EUR 9.6m in its Environmental Services segment in the 2005/06 financial year. Keeping in mind EVN's goal of expanding its drinking water and wastewater treatment business activities, investments were primarily made in connection with the takeover of the water supply network in Gerasdorf near Vienna, as well as the construction of a sewage network and wastewater purification facility for the Lower Austrian municipalities of Grossmugl und Niederhollabrunn.

The international project business in the field of Environmental Services is primarily covered in the items, "Non-current receivables from lease transactions" and "Customer orders not yet invoiced". As a result, the incorporation of these companies in the consolidated financial statements of the EVN Group does not result in any major additions to non-current assets.

Target group: new EU Member States

Outlook

The waste incineration business will continue to be an *important growth driver* in the next financial year in terms of revenue and results in the Environmental Services segment. In particular, the operation of the AVN waste incineration facility in Dürnrohr at full capacity, along with the completion of the new waste incineration plant in Moscow, will lead to a significant improvement in revenue and results. At the same time, the company will proactively promote the commercial exploitation of its "waste to energy" expertise, primarily in the new Member States of the EU.

Due to its proven role as a competent partner of local government and industrial companies, WTE will further expand its market position in the upcoming year. The target markets of the company are primarily the new Member States of the EU and candidates for EU accession. Due to the accumulated backlog and the urgent need to catch up in the field of environmental services, these countries boast a considerable growth potential. EU incentives will also make an important contribution to the environmental services business in these markets.

The focal point of investments in the Environmental Services segment will be the planned *expansion of capacity* at the waste incineration plant in Dürnrohr.

Strategic Investments and Other Business segment

Strategic investments

On the one hand, the Strategic Investments and Other Business segment encompasses the strategic investments of EVN in Verbundgesellschaft, Burgenland Holding AG and RAG Beteiligungs AG as well as other investments which are not considered the core business of the EVN Group, and which are thus not directly allocated to one of the strategic business units.

Moreover, until the 2nd quarter of the 2005/06 financial year, this segment also included EVN's share of Energie AG Oberösterreich which has since been divested. The companies reported as Other Business investments primarily operate in the fields of facility management and consulting & engineering, encompassed in the Utilitas Group.

Importance of the financial results

Like in the other business segments, different categories of companies and activities are included in the Strategic Investments and Other Business segment. This is reflected in the different ways in which the activities of these firms are reported in the consolidated financial statements of the EVN Group. The business operations of fully consolidated companies are disclosed in terms of revenue and results from operating activities, whereas associates and other investments are only reported in the financial results.

Key figures Strategic Investments and Other Business segment

	2005/06	2004/05	Change	
	EURm	EURm	EURm	%
External revenue	19.8	26.4	–6.6	–24.8
Intra-Group revenue	48.5	10.3	38.2	–
Operating expenses	–69.5	–36.7	–32.8	89.4
EBITDA	–1.1	0.1	–1.2	–
Depreciation and amortisation	–2.1	–2.7	0.6	21.8
Results from operating activities (EBIT)	–3.2	–2.6	–0.6	22.0
EBIT margin (%)	–4.7	–7.1	–	–
Financial results	151.0	62.7	88.3	–
Profit before income tax	147.9	60.1	87.8	–

Segment result

Due to the good performance of EVN's strategic investments, the segment result developed very favourably. All in all the strategic investments of the EVN Group more than doubled their contribution to the profit before income tax in the 2005/06 financial year to about EUR 147.9m. However, this amount includes non-recurring one-off effects from EVN's sale of its shareholding in Energie AG Oberösterreich as well as the conversion of the financial reporting at BEWAG and BEGAS to IFRS.

Verbundgesellschaft

EVN has a stake of 12.5% in the listed company Verbundgesellschaft, the largest Austrian producer of hydroelectric power, and the operator of the country's supra-regional, high-voltage network. The ongoing positive business development of the company not only resulted in a 66.7% increase in the dividends paid for the 2005 financial year, but was also reflected in the performance of the Verbund share. While the dividends paid to EVN, amounting to EUR 19.3m, are reported in the financial results, the stake in Verbundgesellschaft is valued using the mark-to-market method. The change in value is reported under EVN equity. Subsequently, the value of the corresponding EVN investment once again increased considerably during the period under review.

RAG – Rohöl-Aufsuchungs-AG

Via its holding in RAG Beteiligungs AG, EVN has an indirect 37.5% share in Rohöl-Aufsuchungs-AG (RAG), Austria's second largest oil and gas producer, and number two in the field of gas storage. At its Austrian facilities, RAG produces an annual volume of more than 800m m^3 of natural gas, which is approximately 40% of Austria's domestic production of natural gas. This corresponds to around 10% of the country's total natural gas consumption. In addition, around 100,000 t (733,000 bbl) of crude oil are extracted, comprising about 10% of total Austrian production. RAG is also the oldest existing Austrian company in the field of oil exploration and production.

Another important business area for RAG is the storage of natural gas. The company now has a storage capacity of about 700m m^3. A massive expansion of capacity is currently taking place, against the backdrop of the market liberalisation in the gas sector. The Haidach deposit site in Upper Austria, ideally suited in geological terms, will be adapted for use as a natural gas storage facility within the framework of an agreement between RAG and WINGAS of Germany, a joint venture of the BASF subsidiary Wintershall and Gazprom, as well as the Russian company Gasexport. This storage area, the second largest in Central Europe, will be able to hold up to 2.4bn m^3 of natural gas. By linking the facility to the German-Austrian-Czech gas hub in Burghausen, the new gas repository will play an important role in covering Europe's increasing demand for natural gas. Total investment volume for the project amounts to EUR 250m. The new storage facility is expected to go into service in 2007.

RAG succeeded in continuing its satisfactory development during 2005. The company is included in EVN's consolidated financial statements at equity and contributed EUR 43.4m to the profit before income tax in the period under review.

Burgenland Holding AG – BEWAG and BEGAS

On the balance sheet date, EVN had a 69.6% holding in Burgenland Holding AG, listed on the Vienna Stock Exchange, which in turn owns 49.0% of the shares in Burgendländische Elektrizitätswirtschafts-AG (BEWAG) and BEGAS – Burgenländische Erdgasversorgungs-AG. Both companies are strategic partners of EVN within the EnergieAllianz. Burgenland Holding is fully consolidated in the EVN Group financial statements.

BEWAG supplies approximately 145,000 customers in Burgenland with electricity, and in the meantime has emerged as the largest Austrian producer of wind-generated power, operating ten wind parks with a total capacity of 241 MW. BEWAG electricity sales volumes in the 2005/06 financial year amounted to 1,294.5 GWh. In the same period, BEGAS supplied about 197.3m m^3 of natural gas to approximately 44,500 customers. BEWAG and BEGAS are included in the EVN consolidated financial statements at equity.

The contributions to the result of these companies amounted to EUR 49.5m during the period under review. The conversion of their financial reporting to IFRS led to a positive one-off effect totalling EUR 33.0m.

Energie AG Oberösterreich

Energie AG Oberösterreich and Linz AG both terminated their partnership in EnergieAllianz at the end of April 2006. At the same time, there was a buy-back by the province of Upper Austria of EVN's 9.33% shareholding in Energie AG Oberösterreich, which it had acquired in 2002. The purchase price amounts to EUR 178m, and is due for payment in January 2007. From this transaction, EVN achieves a capital gain of EUR 11.8m.

Outlook

EVN continues to expect a positive business development in its strategic Group investments. Nevertheless, due to the divestiture of Energie AG Oberösterreich, and the positive one-off effects at BEWAG and BEGAS in the period under review, the contributions of EVN Group investments in the next financial year will likely be below the high level achieved in 2005/06.

Consolidated financial statements according to IFRS

Balance sheet

	Note[1]	30.9.2006 TEUR	30.9.2005 TEUR
Assets			
Non-current assets			
Intangible assets	26	332,955.7	284,445.8
Property, plant and equipment	27	2,026,371.6	1,775,538.5
Investments in associates	28	424,319.8	361,316.7
Other investments	29	1,479,098.9	1,298,021.9
Deferred tax assets	42	1,296.9	–
Other non-current assets	30	517,806.3	352,774.9
		4,781,849.1	**4,072,097.8**
Current assets			
Inventories	31	70,725.1	64,483.4
Receivables and other current assets	32	618,593.9	341,883.8
Cash and current deposits	33	374,622.4	261,138.7
		1,063,941.5	**667,505.9**
Total assets		**5,845,790.6**	**4,739,603.7**
Equity and Liabilities			
Equity			
Equity attributable to EVN shareholders	34–39	2,523,276.1	2,094,212.2
Minority interest	40	232,676.8	191,194.6
		2,755,952.9	**2,285,406.8**
Non-current liabilities			
Non-current loans and borrowings	41	1,397,169.2	1,035,566.2
Deferred tax liabilities	42	379,699.7	295,202.3
Non-current provisions	43	434,208.3	387,448.4
Deferred income from network subsidies		250,035.2	226,170.9
Other non-current liabilities	44	75,901.6	68,284.8
		2,537,014.0	**2,012,672.6**
Current liabilities			
Current loans and borrowings	45	15,271.5	2,271.8
Taxes payable	46	58,422.2	72,754.7
Trade payables		201,109.8	138,567.3
Current provisions	47	147,260.3	128,335.2
Other current liabilities	48	130,760.0	99,595.4
		552,823.8	**441,524.3**
Total equity and liabilities		**5,845,790.6**	**4,739,603.7**

[1] The following notes to the financial statements form an integral part of this balance sheet.

Income statement

	Note[1]	2005/06 TEUR	2004/05 TEUR
Revenue	49	**2,071,571.5**	**1,609,529.9**
Change in work in progress		–955.5	–4,295.5
Own work capitalised		14,541.3	11,999.5
Other operating income	50	40,739.4	41,503.3
Cost of materials and services	51	–1,358,240.8	–1,011,609.6
Personnel expenses	52	–263,606.3	–232,258.5
Depreciation and amortisation	53	–213,015.8	–204,162.9
Other operating expenses	54	–106,629.0	–79,686.8
Results from operating activities (EBIT)		**184,405.0**	**131,019.4**
Income from investments in associates	28	115,109.2	58,799.2
Income from other investments	55	32,673.9	13,372.3
Interest and other financial results	56	–27,303.5	–16,991.1
Financial results		**120,479.6**	**55,180.4**
Profit before income tax		**304,884.6**	**186,199.9**
Income tax expense	57	–38,120.8	–29,158.0
Net profit for the period		**266,763.8**	**157,041.8**
Thereof			
Minority interest		44,882.3	12,683.9
EVN AG shareholders (Group net profit)[1]		**221,881.5**	**144,357.9**
Earnings per share in EUR[2]	58	5.43	3.53
Dividend per share in EUR		1.40[3]	1.15

[1] The following notes to the financial statements form an integral part of this income statement.
[2] There is no difference between basic and diluted earnings per share.
[3] Proposal to the Annual General Meeting: a dividend of EUR 1.20 plus a bonus of EUR 0.20.

Cash flow statement

	2005/06 TEUR	2004/05[1] TEUR
Profit before income tax	**304,884.6**	**186,199.9**
+ Depreciation and amortisation and impairment losses/ – reversal of impairment losses on non-current assets	213,015.8	204,162.9
– Non-cash share of income from investments in associates	–49,161.0	–39,680.1
– Gains/+ losses from foreign exchange translation	–6,115.3	–4,032.3
+ Other non-cash financial results	–17,576.9	–14,207.7
– Release of deferred income from network subsidies	–23,334.4	–20,268.3
– Gains/+ losses on disposal of non-current assets	210.4	–120.9
+ Increase/– decrease in non-current provisions	13,093.6	–3,911.6
Gross cash flow	**435,016.8**	**308,142.0**
– Increase/+ decrease in current inventories and receivables	–15,000.2	2,872.6
+ Increase/– decrease in current provisions	17,002.4	18,860.4
+ Increase/– decrease in trade payables and other liabilities	–16,715.1	–47,312.8
– Income tax paid	–20,581.8	–15,506.5
Net cash flow from operating activities	**399,722.1**	**267,055.6**
+ Proceeds from the disposal of intangible assets and property, plant and equipment	1,294.7	3,080.9
+ Proceeds from network and investment subsidies	39,136.0	65,082.5
+ Proceeds from the disposal of financial assets and other non-current assets	32,780.4	26,160.7
+ Proceeds from the disposal of current financial investments[2]	114,768.7	328,817.2
– Acquisition of subsidiaries, net of cash acquired	–227,909.9	–284,307.1
– Acquisition of intangible assets and property, plant and equipment	–251,343.8	–182,863.4
– Acquisition of non-current financial and other assets	–213,187.6	–106,331.7
– Acquisition of current financial assets[2]	–215,471.8	–73,582.4
Net cash flow from investing activities	**–719,933.1**	**–223,943.2**
– Dividends paid by EVN AG	–47,013.7	–38,837.4
– Dividends paid to minority shareholders of fully consolidated companies	–26,329.7	–938.4
+ Increase in financial liabilities	418,160.5	60,402.2
– Decrease in financial liabilities	–30,223.5	–46,119.6
Net cash flow from financing activities	**314,593.6**	**–25,493.2**
Net change in cash and cash equivalents	**–5,617.5**	**17,619.2**
Net change in cash and cash equivalents[3]		
Cash and cash equivalents at the beginning of the period	82,414.9	64,795.7
Cash and cash equivalents at the end of the period	76,797.4	82,414.9
Net change in cash and cash equivalents	**–5,617.5**	**17,619.2**

[1] Comparative figures from the preceding year were in part adjusted to reflect the new Group reporting requirements.
[2] Changes in securities are reported under these items in cases where these securities are used for the investment of surplus liquidity, but do not meet IFRS criteria for reporting as cash equivalents.
[3] For additional information, see note ▷59. Cash flow statement.

Changes in equity statement

TEUR	Share capital	Share premium	Retained earnings	Revaluation reserve according to IFRS 3	Valuation reserve according to IAS 39	Currency translation reserve	Minority interest	Total
Balance on 30.9.2004	**99,069.4**	**309,361.9**	**965,284.9**	–	**159,514.0**	**–419.9**	**22,857.9**	**1,555,668.0**
Derecognition of negative goodwill[1]	–	–	10,132.9	–	–	–	–	10,132.9
Balance on 1.10.2004	**99,069.4**	**309,361.9**	**975,417.8**	–	**159,514.0**	**–419.9**	**22,857.9**	**1,565,801.0**
Dividends for 2003/04	–	–	–38,837.4	–	–	–	–938.4	–39,775.8
Net profit for the period 2004/05	–	–	144,357.9	–	–	–	12,683.9	157,041.8
Valuation gains/losses of financial instruments	–	–	–	–	438,155.5	–	–	438,155.5
Currency translation adjustment	–	–	–	–	–	542.5	–	542.5
Business combinations of fully consolidated companies	–	–	–	–	–	–	–385.7	–385.7
Business combinations	–	–	–	–	–	–	68,500.8	68,500.8
Business combinations achieved in stages	–	–	–	7,050.6	–	–	88,476.1	95,526.6
Balance on 30.9.2005	**99,069.4**	**309,361.9**	**1,080,938.3**	**7,050.6**	**597,669.5**	**122.6**	**191,194.6**	**2,285,406.8**
Dividends for 2004/05	–	–	–47,013.7	–	–	–	–26,329.7	–73,343.4
Net profit for the period 2005/06[2]	–	–	221,881.5	–	–	–	44,882.3	266,763.8
Valuation gains/losses of financial instruments	–	–	–	–	247,975.8	–	–	247,975.8
Currency translation adjustment	–	–	–172.0	–	–	139.8	–	–32.2
Business combinations	–	–	–	–	–	–	20,232.9	20,232.9
Proportional share of changes to investments in associates recognised directly in equity	–	–	–	–	6,252.4	–	2,669.8	8,949.1
Balance on 30.9.2006	**99,069.4**	**309,361.9**	**1,255,634.2**	**7,050.6**	**851,897.6**	**262.4**	**232,676.8**	**2,755,952.9**

1) The carrying value of the negative goodwill created before September 30, 2004 was recorded under retained earnings in accordance with IFRS 3.

2) Proposal to the Annual General Meeting: a dividend of EUR 1.20 plus a bonus of EUR 0.20.

Notes

Basis of preparation

▷ 1. General

EVN AG is a leading listed Austrian company, with registered offices at EVN Platz, 2344 Maria Enzersdorf, whose business operations focus on the fields of energy supply and environmental services (also see note ▷60. Segment reporting). In addition to providing services to its domestic market in Lower Austria, EVN AG is also active in supplying energy to customers in South East Europe, having acquired majority shares in two regional electricity supply companies in South East Bulgaria as well as the Macedonian electricity distribution company AD Elektrostopanstvo na Makedonija ("ESM AD"), which was purchased by EVN during the 2005/06 financial year (also see note ▷4. Company acquisitions). The EVN Group is also active in the fields of water, wastewater treatment and waste incineration via wholly owned *subsidiaries* in Austria as well as in ten Central and Eastern European countries.

The consolidated financial statements of the EVN Group are prepared on the balance sheet date of the parent company. The financial year of the parent company encompasses the period starting on 1 October and ending on 30 September. The consolidated financial statements are prepared using uniform accounting policies. If there are any differences between the balance sheet dates of companies included in the consolidated financial statements of the EVN Group or investments in associates included at equity, interim financial statements are prepared which reflect the balance sheet date of the EVN Group.

Items on the balance sheet as well as the income statement are grouped together in order to achieve a more understandable and clearly structured presentation. In the notes, these positions are itemised individually and explained according to the principle of materiality.

For the sake of clarity and comparability, all figures appearing in consolidated financial statements are generally provided in thousands of euros. There may be some slight mathematical differences due to the rounding up or down of individual items or percentages.

The income statement is prepared in accordance with the Austrian method under which "total costs" are shown.

▷ 2. Reporting in accordance with International Financial Reporting Standards (IFRS)

The consolidated financial statements were prepared in accordance with the current guidelines valid as of the balance sheet date as set forth in International Financial Reporting Standards (IFRS) as well as the *interpretations* issued by the International Financial Reporting Interpretations Committee (IFRIC) that are applicable in the European Union (EU).

The initial application of standards or interpretations that are effective as of the 2005/06 financial year did not have any material influence on the period under review or earlier periods.

IFRIC 4, Determining whether an Arrangement contains a lease, was applied previously.

The following standards or interpretations were issued, but do not require mandatory application during the 2005/06 financial year:

2. Standards which are not yet effective	
New standards/IFRIC	**Effective[1]**
IFRS 6 Exploration for and Evaluation of mineral resources	January 1, 2006
IFRS 7 Financial instruments: Disclosures	January 1, 2007
IFRIC 5 Rights to interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds	January 1, 2006
IFRIC 6 Liabilities arising from participating in a Specific Market – Waste Electrical and Electronic Equipment	January 1, 2006
IFRIC 7 Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies	March 1, 2006
IFRIC 8 Scope of IFRS 2	May 1, 2006
IFRIC 9 Reassessment of Embedded Derivatives	June 1, 2006
Revised standards /IFRIC	
IFRS 1 First-time adoption of IFRS (revision applies to the applicability of IFRS 6 – Exploration for and evaluation of mineral resources)	January 1, 2006
IFRS 4 Insurance Contracts (revision applies to financial guarantee contracts)	January 1, 2006
IAS 1 Presentation of Financial Statements (revision applies to additional disclosure requirements on capital)	January 1, 2007
IAS 19 Employee Benefits (revision pertains to recognition of actuarial gains and losses; guidelines on sharing of pension benefits in the case of pension plans from several employers)	January 1, 2006
IAS 21 The Effects of Changes in Foreign Exchange Rates (revision applies to definition of net investments in a foreign operation)	January 1, 2006
IAS 32 Financial Instruments: Presentation (disclosure requirements replaced by IFRS 7; Title of IAS 32 changed to: "Financial instruments: disclosures")	January 1, 2007
IAS 39 Financial Instruments: Recognition and Measurement (revision applies to reporting of financial guarantee contracts; cash flow hedge accounting for forecast intragroup transactions; evaluation of fair value option)	January 1, 2006

[1] The standards are to be applied in the particular financial year that starts at or after the date on which the standards are binding.

EVN does not anticipate any material effect on the reporting of its assets, liabilities, financial position or profit and loss as a result of the initial application of these standards or interpretations in the future. EVN is currently evaluating the effects on the presentation and disclosure of its consolidated financial statements.

Basis of consolidation

▷ 3. Consolidation methods

The consolidation is carried out in accordance with IAS 27 by offsetting the acquisition cost against the revalued net assets of the subsidiary on the date of acquisition.

In this regard, the identifiable assets, liabilities and contingent liabilities are reported at their full fair value, irrespective of the extent of any minority interest. Intangible assets must be presented separately from goodwill, if it can be demonstrated that they are separable from the entity or arise from contractual or other legal rights. In applying this method, restructuring provisions may not be recognised separately within the framework of the purchase price allocation. Any remaining unallocated acquisition costs, which compensate the divesting company for market opportunities or developmental potential that has not been clearly identified, are recorded as goodwill in the local currency of the relevant segment. If the interest in the fair value of the identifiable assets, liabilities and contingent liabilities exceeds *the cost* of the business combination, the gain is recognised immediately in profit or loss after a reassessment of the measurement. In accordance with IFRS 3, *negative goodwill* recognised before 1 October 2004 was derecognised with a corresponding adjustment to retained earnings during the 2004/05 financial year. Any fair value adjustment is treated according to the related assets and liabilities within the follow-up consolidation.

In the case of the acquisition of additional shares in a company in which EVN already holds a controlling interest, the difference between the purchase price and the proportional share of equity is reported as a fair value adjustment. Any remaining difference is reported as goodwill.

The consolidated financial statements of the EVN Group encompass the business activities of those companies in which EVN AG, directly or indirectly, possesses a majority of the voting rights (subsidiaries) or, if it has control, when EVN is the primary beneficiary of any economic value arising from the business operations of these companies, or if EVN AG must bear most of the risks. This is usually the case when the voting rights exceed 50%. The company is consolidated when EVN obtains control and is deconsolidated when control ceases to exist.

The consolidation of joint venture companies (joint management together with one or more companies *outside of the EVN Group*) is carried out on a proportionate basis, according to the same principles as outlined above.

The following overview documents the main positions reported in the balance sheet and income statement of the joint ventures that are consolidated on a proportionate basis:

3. Key balance sheet/income statement positions of jointly controlled entities		
TEUR	**2005/06**	**2004/05**
Balance sheet		
Non-current assets	3,320.8	3,683.2
Current assets	182,904.7	189,400.1
Non-current liabilities	2,389.9	793.4
Current liabilities	116,813.1	101,283.1
Income statement		
Revenue	552,298.8	450,728.0
Operating expenses	–529,506.9	–409,401.3
Depreciation and amortisation	–153.6	–116.3
EBIT	22,638.3	41,210.4
Financial results	1,267.7	1,354.2
Profit before income tax	23,906.0	42,564.5

The same basic principles used for fully consolidated companies also apply to associates consolidated at equity. The financial statements of those companies included in the financial statements of the EVN Group at equity are based on uniform accounting policies.

Subsidiaries, joint venture companies or associated companies are not consolidated if their influence on the assets, liabilities, financial position and profit and loss is considered to be immaterial, either individually or in total. These companies are reported at fair value, which generally corresponds to amortised acquisition cost. In order to assess the materiality of an investment, the balance sheet total, non-current assets, proportional equity and external revenues are considered in relation to Group totals. The companies consolidated on the basis of these criteria account for more than 99% of the respective totals.

The consolidation procedure for profit and loss on intragroup transactions considers the effects on income taxes as well as the recognition of deferred taxes.

Intragroup balances, expenses and income as well as intragroup profits arising in companies that are included using full or proportionate consolidation are eliminated if they are not immaterial.

Impairment losses and reversals thereon to investments in subsidiaries, which are reported in the individual financial statements, are eliminated in preparing the consolidated financial statements.

▷ 4. Changes in the consolidation range

Company acquisitions

During the 2005/06 financial year, EVN acquired a 90% stake in the Macedonian electricity distribution company ESM AD. The purchase price amounted to TEUR 225,000. This transaction led to the transfer of 70.1% of the shares on the date of acquisition, and EVN AG holds a pre-emptive right for a further 19.9% of the shares as the European Bank for Reconstruction and Development (EBRD) decided not to exercise its purchase option. Taking into account the additional expenses arising from the acquisition and any performance guarantees which could be applied to reduce the purchase price, the total purchase price amounted to TEUR 210,483.1. The date on which EVN assumed effective control of the company was April 7, 2006. The EVN Group will also pursue its multi-service utility approach in Macedonia, where a period of dynamic growth is forecasted for the upcoming years. EVN expects the acquisition of ESM AD will create increased opportunities to strengthen and develop its core business activities in the electricity, gas and heating segments and expand its operations to the fields of water, wastewater treatment and waste incineration. Through the ongoing integration process, EVN expects to utilise potential synergies and increase profitability to a Western European level.

In April 2006, EVN acquired a 13.5% stake in EnergieAllianz Austria GmbH, Vienna, for a purchase price totalling TEUR 350.0, and thereby raised its stake in the company to 45.0%.

Since the expert opinion on the valuation of property, plant and equipment has not yet been completed, the preliminary impact of company acquisitions and the related initial consolidations on the Group balance sheet is reported as follows:

4. Impact of company acquisitions

TEUR	2005/06	2004/05
Non-current assets	234,730.0	421,716.2
Current assets	75,958.5	70,165.8
	310,688.5	**491,882.0**
Equity	202,328.8	395,959.7
Non-current liabilities	31,443.6	33,549.6
Current liabilities	76,916.2	62,372.7
	310,688.5	**491,882.0**

Within the framework of the initial consolidation of ESM AD, TEUR 24,614.0 of the purchase price was allocated to the acquired customer base and TEUR 4,981.0 to the brand ESM.

Net profit (before minority interest) earned by the acquired company since the date of its acquisition amounted to minus TEUR 9,509.7.

An assessment was completed in the 1st half of 2005/06 to determine the carrying amount of the acquired assets and debt assumed by the EVN Group, which had been incurred by the Bulgarian electricity supply companies acquired during the preceding year. The preliminary valuation of the goodwill of these companies remains unchanged.

Start-ups

In April 2006, EVN Macedonia DOOEL, Skopje, Macedonia, was founded. It is designed to operate as a management company, which will provide services to ESM AD and enable the company to diversify into new business segments.

In April 2006, WTE Vodice d.o.o., Zagreb, Croatia, was established to implement the operating model "Vodice Wastewater Facility".

Furthermore, the Austrian project company EVN Umwelt Beteiligungs und Service GmbH, Maria Enzersdorf, was founded in September 2006 to construct and finance a combined cycle heat and power plant on the grounds of the Kurjanovo wastewater purification plant in Russia.

Changes in legal form, liquidations, deconsolidation

Based on a resolution passed by the Annual General Meeting on 19 May 2006, the fully consolidated company WTE Wassertechnik Austria GmbH, Maria Enzersdorf, was merged into WTE Wassertechnik GmbH, Essen, in accordance with §§ 2 ff of the Austrian law regulating the transformation of companies. This change has no impact on the current consolidated financial statements.

ARGE Scan4Tech, Maria Enzersdorf, which was previously consolidated at equity, was liquidated as of 31 March 2006.

Energie Raum Mur Wasserkraftwerk Errichtungs- und Betriebs GmbH, Graz, was deconsolidated following the discontinuation of business operations on 30 September 2006.

4. Changes in the consolidation range

	Full consolidation	Proportionate consolidation	Equity method	Total
30.9.2004	**32**	**4**	**15**	**51**
Initial consolidation	12	–	2	14
Merger	–5	–	–	–5
Change in consolidation method	1	–	–1	–
Deconsolidation	–	–	–1	–1
30.9.2005	**40**	**4**	**15**	**59**
Initial consolidation	**4**	–	–	**4**
Merger	**–1**	–	–	**–1**
Deconsolidation	–	–	**–2**	**–2**
30.9.2006	**43**	**4**	**13**	**60**

The sub-group financial statements of EnergieAllianz Austria GmbH are included on a proportionate basis. Following the acquisition of an additional 13.5% stake in EnergieAllianz Austria GmbH during the 2005/06 financial year, EVN now has a 45.0% interest in the financial statements of the sub-group, which is comprised of EnergieAllianz Austria GmbH, Switch Energievertriebsgesellschaft m.b.H. and Naturkraft Energievertriebsgesellschaft mbH.

EVN Energievertrieb GmbH & Co KG, in which EVN owns a 100% stake, is consolidated on a proportionate basis due to a special contractual agreement.

Röhöl-Aufsuchungs-AG, in which the fully consolidated company RAG Beteiligungs AG has a 75.0% interest, is consolidated at equity although the EVN Group holds a majority of the voting rights. This is due to a contractual stipulation, which does not permit EVN to exert a controlling influence on the company.

EconGas GmbH, in which EVN AG has a 15.7% interest, is consolidated at equity due to a special clause in the contractual agreement, which stipulates that EVN can exert a significant level of influence on the company.

A total of 14 affiliated companies (previous year: 13) were not consolidated due to their immaterial influence on the assets, financial position and profitability of the EVN Group.

▷ 5. Foreign currency translation

Assets and liabilities denominated in foreign currencies are translated into the euro based on the average exchange rate on the balance sheet date.

The financial statements of foreign subsidiaries are translated into the euro based on the functional currency method in accordance with IAS 21. For companies that do not report in the euro, assets and liabilities are translated at the mid-market exchange rate on the balance sheet date, while expenses and income are translated at the average exchange rate for the period. Differences arising from foreign currency translation are reported under retained earnings without recognition to profit or loss. When a foreign company is deconsolidated, these currency differences are recognised to profits or loss.

The following key exchange rates were used for foreign currency translation:

5. Foreign currency translation

Currency	2005/06 Exchange rate on the balance sheet date	2005/06 Average exchange rate for the year	2004/05 Exchange rate at the balance sheet date	2004/05 Average exchange rate for the year
Bulgarian Lev	1.95583	1.95583	1.95583	1.95583
Danish Krone	7.45760	7.46020	7.46240	7.44580
Croatian Kuna	7.38950	7.33438	7.43300	7.48454
Macedonian Denar[1]	61.19550	61.19890	–	–
Polish Zloty	3.97130	3.91888	3.91850	4.11632
Russian Ruble	33.94200	34.08500	34.33400	35.90531
Slovenian Tolar	239.59000	239.55846	239.52000	239.66462

1) First applicable since the initial consolidation of ESM AD in the 2005/06 financial year.

Significant accounting policies

The consolidated financial statements of the EVN Group are prepared in accordance with the following principles:

▷ 6. Primary financial instruments
In accordance with IAS 39, financial instruments are defined as contracts, which are simultaneously reported by one company as a financial asset and by the other contract partner as a liability or an equity instrument. Primary financial instruments reported under assets consist of financial assets, receivables and liquid funds. Primary financial instruments reported under equity and liabilities represent liabilities.

A financial asset is reported at fair value through profit and loss if it meets one of the following criteria:

- It is classified as held for trading, and therefore designed to realise a profit from short-term exchange rate fluctuations; the regulations for hedge accounting are not applicable.
- During the initial recognition, it was classified as a financial asset to be recognised at fair value through profit or loss. Exceptions are investments in equity instruments, for which no listed active market prices are available and the attributed market value can not be reliably determined.

Financial assets are stated at fair value when a group of financial assets – in accordance with the documented risk management or an investment strategy – is administered at fair value, and the relevant information is conveyed to persons in key positions.

Securities held for an unspecified period of time are classified as investments available for sale. They are measured at market value, and any changes in value are recorded under the valuation reserve in equity without recognition through profit or loss in accordance with IAS 39.

The fair value of financial instruments is the amount used as a basis in business transactions between expert contractual parties, who are independent of each other. The fair value is frequently identical with the market price. Thus, the fair value is established on the basis of the market information available on the balance sheet date. In view of conflicting influences, the values reported can therefore differ from the values realised at a later date.

▷ 7. Derivative financial instruments
Derivative financial instruments include swaps, options, futures and structured products.

Individual derivative instruments, primarily currency and interest rate swaps, are utilised as a means of hedging and controlling existing economic exchange rate and interest fluctuation risks. In part, they fulfil the pre-requisites for hedge accounting. These items are measured at market value (current value). The current market value of derivatives reflects the estimated amount, which the EVN Group will receive or be required to pay if this transaction is concluded on the balance sheet date. For this reason, the values encompass unrealised gains and losses. The treatment of these changes in value depends on the type of hedge.

The market movements of derivatives, which are allocated as cash flow hedging instruments (primarily interest rate swaps) in accordance with IAS 39 are recorded without recognition through profit or loss (hedging reserve). The ineffectiveness of cash flow hedges is not material. The realisation of a hedge is recognised through profit or loss.

In the case of fair value hedges (primarily currency swaps), the valuation of the underlying transaction is adjusted through profit or loss to reflect the amount which corresponds to the market value of the hedged risk.

⊳ 8. Intangible assets

Acquired intangible assets are recognised at acquisition cost. Internally generated intangible assets are reported at production cost when the pre-requisites defined by IAS 38 for the capitalisation of such assets have been fulfilled.

Development expenditures are capitalised if a newly developed product or process can be clearly separated, is technically feasible and will either be used or marketed. Research expenses are capitalised in the period when the research work is carried out.

In the past financial year, no development expenditures or internally generated assets were capitalised in the EVN Group.

Intangible assets are amortised in accordance with their expected useful life. With the exception of goodwill and intangible assets with indefinite lives, the calculation of amortisation is based on the straight-line method (linear amortisation) over a period of three to eight years for software and three to 40 years for rights.

Order backlog acquired through business combinations is reduced in accordance with performance on the relevant orders.

The capitalised customer relationships (customer base) arising from an acquisition are not amortised if a useful life has yet to be defined for lack of market liberalisation. Scheduled amortisation between five and 15 years is carried out for customer relationships subject to market liberalisation.

The brand ESM, which was capitalised during the period under review, was allocated as an intangible asset with an indefinite life on the basis of an assessment of product life cycles, contractual and legal controls and other relevant factors. For this reason, it will not be amortised.

Impairment losses are recognised in the year in which an event takes place, which leads to this downward value adjustment. If the reasons for impairment cease to exist, a corresponding write-up is recorded; this write-up does not exceed amortised cost.

Goodwill and intangible assets with indefinite lives are subject to an annual review to determine any potential impairment. In case events or a change in circumstances indicate a potential loss in value, impairment tests are carried out more frequently. For further details on the procedures involved in connection with annual impairment tests on goodwill, refer to note ⊳10. Procedures and effects of impairment tests.

▷ 9. Property, plant and equipment

Property, plant and equipment is carried at *acquisition or production* cost, less ordinary straight-line depreciation and any impairment losses. Production cost includes direct costs as well as an appropriate percentage of material and manufacturing overheads. General administrative costs are not capitalised.

If construction on non-current assets continues over an extended period, the interest on debt is capitalised as a part of acquisition or production cost until construction is completed, in accordance with IAS 23.

Assets are depreciated from the time of commissioning. Depreciation is calculated on a straight-line basis over the expected useful life of the equipment or its components. The expected economic and technical life of plant or equipment is taken into consideration in determining the useful life of these items.

9. Expected useful life of property, plant and equipment

	Years
Buildings	10–50
Transmission lines and pipelines	15–50
Machinery	10–33
Meters	7–40
Tools and equipment	3–25

Maintenance and repair work is shown as an expense in the year the costs are incurred, provided that it does not change the nature of the asset involved and no additional future benefit arises. Replacement investments and value-enhancing investments are capitalised.

When property, plant or equipment is retired, the cost of the acquisition and the accumulated depreciation are reported in the financial statements as a disposal. The difference between the net proceeds on the sale and the remaining carrying value are reported as operating income or other operating expenses.

When plant, property or equipment is sold, the carrying value of the asset is written down if required to equal the selling price less any costs to sell; this adjustment takes place once the transaction is approved and the conditions defined in IFRS 5 are met. The resulting carrying value is not depreciated until the date of disposal.

▷ 10. Procedures and effects of impairment tests

Goodwill and other intangible assets with indefinite lives

In accordance with IFRS 3 Business Combinations and IAS 38 Intangible Assets, goodwill and other intangible assets with indefinite lives are not subject to scheduled amortisation, but are subject to an impairment test at least once a year.

The goodwill arising from a business combination must be allocated to the particular cash generating units that generate cash flow and derive a benefit from the synergies arising from the merger. The non-assignable consolidation difference is allocated to the cash generating units Energy Procurement and Supply, Bulgaria, Macedonia, and Environmental Services.

In assessing the economic value within the framework of impairment tests, the higher of the net selling price and the value in use is compared to the previously reported carrying amount.

The calculation of the carrying amount is based on the expected future cash flows, which can be determined on the basis of the data derived from medium-term corporate planning. These monetary inflows and outflows are discounted at the pre-tax weighted average cost of capital (WACC) of 8.7% (previous year: 8.0%), which is adjusted to reflect the specific corporate and country risks.

If the market value exceeds the carrying amount, there is no need to recognise an impairment loss. If the market value is lower than the reported carrying amount, an impairment loss must be recognised for this cash generating unit. In accordance with IFRS 3, goodwill that was written down through an impairment loss may not be revalued, even if the reasons for the impairment have ceased to exist.

Intangible assets with finite lives and property, plant and equipment

Intangible assets with finite lives and property, plant and equipment are subject to impairments if the higher of the net selling price or the value in use is less than the carrying value. If the asset is part of a cash generating unit, the value of the impairment loss is determined on the basis of the recoverable amount of the cash generating unit. The decisive criterion for the qualification of a production unit as a cash generating unit is its technical and commercial ability to generate independent revenues. In the EVN Group, this definition applies to electricity and heating generation plants, electricity and gas distribution systems, data transmission lines and electricity purchasing rights.

The value in use of property, plant and equipment is calculated by discounting the future monetary inflows and outflows that result from the use of an asset. The interest rate for the discount amounted to 8.7% during the period under review (previous year: 8.0%), and was derived from the weighted average cost of capital for the EVN Group. The valuation was based on a forecast that contained expected future revenues, operating and maintenance costs, whereby the respective, use-related condition of the asset was also taken into account.

If the carrying amount of a cash generating unit to which goodwill has been allocated exceeds the recoverable amount, the goodwill must be reduced through impairment losses amounting to the difference between the previously reported carrying value and the recoverable amount. Any further need for an impairment is implemented through a proportional reduction of the carrying amount of the remaining fixed assets. If the reasons for impairment cease to exist, a corresponding write-up is recorded. The increased carrying amount may not exceed the depreciated acquisition or production costs.

▷ 11. Leased and rented assets
In accordance with IAS 17, a leased asset is allocated to the lessee or lessor based on the transfer of all significant risks and rewards incidental to the ownership of the leased asset.

Long-term lease receivables within the framework of the so-called BOOT model ("Build, Own, Operate & Transfer") – in which a facility is built, financed and then operated on behalf of the customer for a pre-defined period of time, after which the plant becomes the property of the customer – are classified as finance leases in accordance with IAS 17 together with IFRIC 4, and capitalised as such in the consolidated financial statements of the EVN Group.

Assets obtained through finance leases are capitalised by the lessee at the present value or the lower cash value of the minimum lease payment, and amortised on a straight-line basis over their expected useful life or the shorter contract period. The obligations resulting from future lease payments are reported as a liability.

Assets obtained through operating leases are considered to be owned by the lessor. The rental charges incurred by the lessee are allocated as equal instalment payments over the duration of the lease and reported as an expense.

▷ 12. Investments in associates
Companies included at equity are initially recognised at cost (acquisition price), and in later periods measured at the proportional share of depreciated net assets. In this case, the carrying value is increased or decreased by the proportional share of net profit, distributed dividends or other changes in equity. An impairment loss is recognised when the recoverable amount is less than the carrying amount.

▷ 13. Other investments
Stakes in affiliated companies which are not consolidated in the EVN financial statements, in associated companies which are not consolidated at equity and other investments are reported as "available for sale". These investments are carried at fair value, if fair value can be reliably determined. Unrealised profits or losses are capitalised under equity without recognition through profit or loss. Impairment losses are recognised to reflect any permanent reductions in value. When financial assets are sold, the unrealised profits or losses that were previously recorded under equity without recognition to profit or loss are recognised to profit or loss.

▷ 14. Other non-current assets
Securities recorded under non-current assets are initially recognised as financial assets to be carried at fair value through profit or loss. They are reported at their market value as of the balance sheet date. Changes in market value are recognised to the income statement as income or expense.

Interest-bearing debt is reported at amortised cost, whereas interest-free and low-interest loans are reported at their cash value.

Long-term lease receivables are derived from EVN's project business, and are reported as finance leases according to IAS 17 in connection with IFRIC 4 (see note ▷11. Leased and rented assets).

▷ 15. Inventories

Inventories represent assets that are retained in normal business operations for sales purposes (finished products and goods), stored for manufacturing purposes (unfinished products and services) or used to manufacture products or perform services (raw materials, auxiliary materials or fuels as well as purchased emission certificates).

The valuation of inventories is based on acquisition or production cost or the lower net realisable value on the balance sheet date. For marketable inventories, these values are derived from the current market price; for other inventories, this figure is based on the planned proceeds less future production costs. Risks arising from the duration of storage or reduced convertibility are reflected in impairment losses. The applicability of primary energy inventories and raw materials, auxiliary materials or fuels is determined in accordance with the moving average price procedure.

The emission certificates allocated free of charge in accordance with the Austrian Emission Certificate Act are capitalised at zero acquisition cost on the basis of IAS 20 and IAS 38, due to the rejection of IFRIC 3 by the European Commission. The cost of materials and services in the income statement only includes expenses arising from an insufficient allotment of emission certificates. Additional emission certificates which are purchased are capitalised at cost, whereas additions to provisions for shortfalls are based on the current market value as of the balance sheet date.

▷ 16. Receivables

Receivables and other assets are generally reported at amortised cost. Exceptions to this procedure are derivative financial instruments, which are reported at market values, and assets and liabilities in foreign currencies, which are carried at the exchange rate in effect on the balance sheet date. Amortised cost is considered to represent a fair estimate of the current value because, in most cases, the remaining time to maturity is less than one year. Non-current receivables are discounted by applying the effective interest method. Corresponding value adjustments allow for all recognisable risks.

Deferred tax assets and deferred tax liabilities are offset, when these relate to the same tax authority and the company has a right to offset these items.

▷ 17. Cash and current deposits

Cash on hand and cash at banks are reported at current rates. Cash in foreign currencies is translated at the exchange rate in effect on the balance sheet date.

Cash and current deposits also includes short-term securities used for the temporary investment of free liquid funds, which are held for trading purposes and thus reported at fair value through profit or loss. The securities are carried at market value, and any changes in market value are recognised immediately through profit or loss.

▷ 18. Income and expenses after tax directly recognised in equity

This item comprises certain changes in equity that are not recognised through profit or loss as well as the related deferred taxes. For example, this position includes the currency translation adjustment, unrealised gains or losses from the market valuation of marketable securities, and the effective part of market value changes from cash flow hedge transactions. This item also encompasses the proportional share of changes to investments in associates recognised directly in equity.

▷ 19. Provisions for pensions and similar obligations

Under the terms of a company agreement, EVN is obliged to pay employees who joined the company prior to December 31, 1989 a supplementary pension on retirement. In principle, the amount of this supplementary pension is performance-related, and is derived from the length of service and the amount of remuneration at the time of retirement. Contributions to EVN-Pensionskasse AG are always made by EVN and, as a rule, also by the employees, whereby the resulting claims are fully credited to pension payments. The obligations of EVN to retired employees as well as to prospective beneficiaries are covered in part by provisions for pensions and through defined contribution payments made by EVN-Pensionskasse AG.

For employees who joined the company after January 1, 1990, the supplementary company pension has been replaced by a contribution-based pension scheme, which is financed by EVN-Pensionskasse AG.

EVN-Pensionskasse AG invests the pension fund assets primarily in different investment funds, in accordance with the provisions of the Austrian Pension Fund Law.

EVN has made pension commitments to certain employees, which entitle these persons to receive company pension payments on retirement if certain conditions are met.

Provisions for similar obligations were created for liabilities arising from the future claims of current employees and current claims of retired personnel and dependents to receive benefits in kind in the form of electricity and gas.

The provisions for pensions and similar obligations are calculated on the basis of an actuarial report using the projected unit credit method. The expected pension payments are distributed according to the number of years of service by employees until retirement. The expected increases in wages, salaries and pensions are incorporated. The provisions for pensions are determined by an actuary on the basis of an actuarial report as of the balance sheet date.

Accumulated actuarial gains and losses that exceed 10% of the higher of the defined benefit obligation (DBO) and the present value of plan assets are recognised through profit or loss over the average remaining working life of the particular employees.

As in the previous year, the biometric bases for calculation were established using the "AVÖ 1999-P – Rechnungsgrundlagen für die Pensionsversicherung – Pagler & Pagler, Angestelltenbestand" Austrian pension tables.

The current service cost and the interest portion of the addition to the provision for pensions are reported as personnel expenses.

▷ 20. Provisions for severance payments

Severance payments are one-off payments, which are compulsory under Austrian labour legislation. Companies are required to make these payments when employees are dismissed or when employees whose terms of employment began before January 1, 2003 have reached the legal retirement age. The amount of such payments is based on the number of years of service and the amount of individual remuneration. The provision for severance payments is created in accordance with actuarial principles. The calculation of the provision is based on the same assumption used for the provision for pensions.

Accumulated actuarial gains and losses that exceed 10% of the higher of the defined benefit obligation (DBO) and the present value of plan assets are recognised through profit or loss over the average remaining working life of the particular employees.

For those employees whose employment status commenced after December 31, 2002, the responsibility for fulfilling this obligation will be assumed by a contribution-based severance payment system. The payments to this external employee fund are reported as expenses.

▷ 21. Provisions for service anniversary bonuses

The obligations for service anniversary bonuses required by collective wage and company agreements were calculated using the same parameters as the provision for severance payments.

▷ 22. Other non-current provisions

Other non-current provisions reflect all other recognisable legal or factual commitments to third parties at the balance sheet date based on events which took place in the past and where the level of the commitments and the precise starting point are still uncertain. The provisions are reported at the actual amount to be paid. Valuation is based on the expected value or the amount which involves the highest probability of a loss.

Non-current provisions are reported at the discounted amount to be paid as of the balance sheet date. An exception to this procedure is formed by the provisions for pensions and similar obligations, which reflect the application of special rules in accordance with IAS 19.

Waste disposal or land restoration requirements to fulfil legal and perceived commitments are reported at the cash value of the expected future costs. Changes in the valuation of the costs or the interest rate are offset against the carrying amount of the underlying assets. If the provision for these costs exceeds the carrying amount of the assets, the difference is recognised through profit or loss.

▷ 23. Liabilities

Liabilities are reported at amortised cost, with the exception of liabilities arising from derivative financial instruments or liabilities arising from hedge accounting. Costs for the procurement of funds are considered part of acquisition cost.

Non-current liabilities are discounted by applying the effective interest method.

Deferred income from network subsidies and other investment grants do not diminish the reported acquisition or production costs of the corresponding assets. They are reported as liabilities on the income statement in accordance with IAS 20. Deferred income from network subsidies constitutes payments made by customers as part of investments in network construction, represents an offset to acquisition cost of these assets and is released on a straight-line basis over their average useful life. Other investment grants are reported as other non-current liabilities, and are released as income in line with the useful life of the related assets. As a rule, the provision of investment grants is linked to operational management in accordance with legal requirements and approval of the responsible authorities.

▷ 24. Revenue

Revenues from EVN's end customer business at the balance sheet date are partly determined with the help of statistical procedures from the customer billing system, and accrued based on the quantities of energy and water supplied during the period under review. Revenues are recognised when EVN is entitled to payment from the customer for billable services.

Revenues from contract work derived from EVN's project business (BOOT model) are reported in proportion to the level of completed work within the framework of the contractual agreement, by using the cost-to-cost method.

Earnings from dividends are reported at the time concurring with the legal entitlement to payment.

▷ 25. Income taxes and deferred taxes

The corporate income tax rate applicable to the parent company EVN AG on the balance sheet date equalled 25%.

The 2005 Tax Reform Act passed by the Austrian parliament enables companies to establish corporate tax groups. The EVN Group took advantage of this measure by setting up three such groups during the 2004/05 financial year.

The taxable profit or loss from the companies belonging to these three groups is assigned to the superior unit (Group member) or the respective corporate tax group, following the calculation of losses incurred by each of the companies in the group. In order to offset the taxable results which were transferred, the group contracts were amended to include a tax charge that is based on the stand-alone method.

The following corporate income tax rates were used to calculate deferred taxes:

25. Corporate income tax rates

Headquarters	%
Austria	25.0
Bulgaria	15.0
Croatia	20.0
Cyprus	10.0
Denmark	28.0
Estonia	23.0
Germany	39.0
Lithuania	15.0
Macedonia	15.0
Poland	19.0
Russia	24.0
Slovenia	25.0

Deferred tax assets and deferred tax liabilities are calculated and reported on all temporary differences (differences between the amounts included in the consolidated financial statements and the financial statements prepared for tax purposes). Deferred taxes are calculated using the liability method at the tax rate to be expected on the balance sheet date when short-term differences are reversed.

Tax loss carryforwards are capitalised as deferred tax assets. Deferred tax assets and deferred tax liabilities are offset, when the company is entitled to offset these amounts and when they relate to the same tax authority. Deferred tax assets are only reported to the extent that it is considered probable that sufficient taxable results or taxable temporary differences will arise.

Notes to the balance sheet

Assets

Non-current assets

The net value is the residual book value, which equals the acquisition cost less accumulated depreciation.

▷ 26. Intangible assets
The additions to goodwill resulting from acquisitions amounted to TEUR 28,398.1 (previous year: TEUR 118,739.3).

The carrying amount of the negative goodwill which arose prior to September 30, 2004 totalled TEUR 10,132.9, and was offset against retained earnings in the 2004/05 financial year in accordance with IFRS 3.

Other intangible assets include electricity procurement rights, transportation rights on natural gas pipelines, and other rights, in particular software licenses. This item also comprises capitalised future profit contributions from the order backlog of the WTE Group as well as the customer base of the Bulgarian and Macedonian electricity supply companies, and the brand name ESM at the date of initial consolidation.

The impairment test for intangible assets led to a reversion of impairment losses of TEUR 5,625.2 (previous year: TEUR 4,487.5) to electricity purchasing rights.

The impairment test procedure is described under the accounting and valuation methods in note ▷10. Procedures and effects of impairment tests. The development of depreciation in the period under review is described in note ▷53. Depreciation and amortisation.

In the 2005/06 financial year, a total of TEUR 573.0 (previous year: TEUR 1,200.0) was invested in research and development. The criteria required by IFRS to capitalise this item were not fulfilled.

26. Development of intangible assets 2004/05

TEUR	Positive goodwill	Negative goodwill	Other intangible assets	Total
Gross value on 30.9.2004	**69,734.4**	**–12,989.0**	**293,576.1**	**350,321.6**
Offset against retained earnings according to IFRS 3	–	12,989.0	–	12,989.0
Offset against accumulated amortisation	–25,571.5	–	–	–25,571.5
Gross value on 1.10.2004	**44,162.9**	**–**	**293,576.1**	**337,739.0**
Currency translation differences	–	–	0.5	0.5
Additions through company acquisitions	–	–	34,899.9	34,899.9
Additions	118,739.3	–	4,793.8	123,533.0
Disposals	–	–	–1,975.4	–1,975.4
Transfers	–127.5	–	475.3	347.8
Gross value on 30.9.2005	**162,774.7**	**–**	**331,770.3**	**494,544.9**
Accumulated depreciation on 30.9.2004	**–25,571.5**	**2,856.1**	**–202,752.8**	**–225,468.3**
Offset against retained earnings according to IFRS 3	–	–2,856.1	–	–2,856.1
Offset against accumulated amortisation	25,571.5	–	–	25,571.5
Accumulated amortisation on 1.10.2004	**–**	**–**	**–202,752.8**	**–202,752.8**
Currency translation differences	–	–	–0.3	–0.3
Scheduled amortisation	–	–	–12,939.3	–12,939.3
Impairment losses	–	–	–61.4	–61.4
Reversal of impairment losses	–	–	4,487.5	4,487.5
Disposals	–	–	1,191.3	1,191.3
Transfers	**–**	**–**	**–24.2**	**–24.2**
Accumulated amortisation on 30.9.2005	**–**	**–**	**–210,099.2**	**–210,099.2**
Net value on 30.9.2004	**44,162.9**	**–10,132.9**	**90,823.3**	**124,853.3**
Net value on 30.9.2005	**162,774.7**	**–**	**121,671.1**	**284,445.8**

26. Development of intangible assets 2005/06			
TEUR	Positive goodwill	Other intangible assets	Total
Gross value on 30.9.2005	**162,774.7**	**331,770.3**	**494,549.9**
Currency translation differences	–	–0.1	–0.1
Additions through company acquisitions	28,398.1	29,595.0	57,993.1
Additions	–	2,065.6	2,065.6
Disposals	–	–2,344.0	–2,344.0
Transfers	–	561.9	561.9
Gross value on 30.9.2006	**191,172.8**	**361,648.7**	**552,821.5**
Accumulated amortisation on 1.10.2005	**–**	**–210,099.2**	**–210,099.2**
Currency translation differences	–	0.1	0.1
Scheduled amortisation	–	–17,600.2	–17,600.2
Reversal of impairment losses	–	5,625.2	5,625.2
Disposals	–	2,210.5	2,210.5
Transfers	–	–2.2	–2.2
Accumulated amortisation on 30.9.2006	**–**	**–219,865.8**	**–219,865.8**
Net value on 30.9.2005	**162,774.7**	**121,671.1**	**284,445.8**
Net value on 30.9.2006	**191,172.8**	**141,782.9**	**332,955.7**

▷ 27. Property, plant and equipment

27. Development of property, plant and equipment 2004/05							
TEUR	Land and buildings	Transmission lines and pipelines	Technical equipment	Meters	Other plant, tools and equipment	Prepayments and equipment under construction	Total
Gross value on 30.9.2004	**472,846.5**	**1,889,599.0**	**1,380,188.0**	**115,043.9**	**180,482.9**	**76,344.1**	**4,114,504.4**
Currency translation differences	4.0	–	–1.2	–	27.5	–	30.3
Additions through company acquisitions	47,816.9	95,043.4	23,569.3	22,442.4	6,907.0	6,367.2	202,146.2
Additions	7,296.2	51,897.4	24,631.2	10,501.0	13,870.5	79,616.0	187,812.3
Disposals	–4,498.2	–5,001.7	–15,768.6	–2,362.4	–19,205.4	–279.8	–47,116.1
Transfers	2,630.3	20,257.0	7,139.8	6,854.0	2,593.1	–37,738.2	1,736.0
Gross value on 30.9.2005	**526,095.7**	**2,051,795.1**	**1,419,758.6**	**152,478.9**	**184,675.5**	**124,309.2**	**4,459,113.0**
Accumulated depreciation on 30.9.2004	**–291,720.1**	**–1,001,127.3**	**–1,009,338.6**	**–70,569.5**	**–147,693.5**	**–1,287.0**	**–2,521,736.1**
Currency translation differences	–4.0	–	1.0	–	–20.1	–	–23.1
Scheduled depreciation	–10,167.6	–74,356.1	–36,843.0	–7,624.9	–15,715.1	–	–144,706.7
Impairment losses	–2,766.8	–3,749.0	–49,496.4	–	–450.3	–605.0	–57,067.4
Reversal of impairment losses	1,096.7	–	5,158.1	–	–	–	6,254.8
Disposals	1,439.8	4,384.0	8,065.0	1,832.8	18,872.7	–	34,594.3
Transfers	67.4	199.9	70.9	–945.9	–282.5	–	–890.2
Accumulated depreciation on 30.9.2005	**–302,054.6**	**–1,074,648.6**	**–1,082,383.0**	**–77,307.5**	**–145,288.8**	**–1,892.0**	**–2,683,574.5**
Net value on 30.9.2004	**181,126.4**	**888,471.7**	**370,849.4**	**44,474.3**	**32,789.4**	**75,057.1**	**1,592,768.2**
Net value on 30.9.2005	**224,041.1**	**977,146.5**	**337,375.6**	**75,171.4**	**39,386.7**	**122,417.2**	**1,775,538.5**

27. Development of property, plant and equipment 2005/06

TEUR	Land and buildings	Transmission lines and pipelines	Technical equipment	Meters	Other plant, tools and equipment	Prepayments and equipment under construction	Total
Gross value on 30.9.2005	**526,095.7**	**2,051,795.1**	**1,419,758.6**	**152,478.9**	**184,675.5**	**124,309.2**	**4,459,113.0**
Currency translation differences	0.1	–	0.7	–	–4.6	0.4	–4.2
Additions through company acquisitions	117,243.5	–	70,557.1	–	4,111.0	12,626.3	204,537.9
Additions	36,997.7	43,680.1	91,415.7	19,940.5	13,087.5	44,260.6	249,382.1
Disposals	–569.9	–3,441.4	–2,879.6	–2,975.7	–17,729.3	–1,012.8	–28,608.7
Transfers	8,401.5	24,294.7	35,966.1	37.3	6,901.6	–75,899.7	–298.4
Gross value on 30.9.2006	**688,168.6**	**2,116,328.5**	**1,614,818.5**	**169,481.0**	**191,041.7**	**104,283.2**	**4,884,121.6**
Accumulated depreciation on 30.9.2005	**–302,054.6**	**–1,074,648.6**	**–1,082,383.0**	**–77,307.5**	**–145,288.8**	**–1,892.0**	**–2,683,574.5**
Currency translation differences	–	–	–0.4	–	2.8	–	2.4
Scheduled depreciation	–13,166.9	–76,197.2	–42,814.2	–10,629.7	–17,884.8	–358.3	–161,051.0
Impairment losses	–1,563.8	–71,136.1	–6,112.1	–80.3	–32.1	–	–78,924.3
Reversal of impairment losses	16,178.6	530.2	22,225.8	–	–	–	38,934.6
Disposals	321.7	3,290.2	2,652.1	2,465.0	17,247.7	862.5	26,749.2
Transfers	114.3	–1.1	641.2	–9.2	–631.4	–	113.7
Accumulated depreciation on 30.9.2006	**–300,170.8**	**–1,218,162.6**	**–1,105,880.5**	**–85,561.7**	**–146,586.7**	**–1,387.8**	**–2,857,750.1**
Net value on 30.9.2005	**224,041.1**	**977,146.5**	**337,375.6**	**75,171.4**	**39,386.7**	**122,417.2**	**1,775,538.5**
Net value on 30.9.2006	**387,997.9**	**898,165.9**	**508,938.0**	**83,919.3**	**44,455.1**	**102,895.4**	**2,026,371.6**

The additions resulted primarily from the expansion of the electricity distribution, heating and wind power networks, the construction of gas transport and distribution pipelines and the exchange of electricity meters as well as investments in facilities for the company's technical infrastructure. Additions to the consolidation range are comprised primarily of the asset value of the two Bulgarian electricity supply companies during the 2004/05 financial year and the asset value of the Macedonian ESM AG in the 2005/06 financial year.

Land and buildings contain land amounting to TEUR 50,934.3 (previous year: TEUR 45,929.7).

As of the balance sheet date, the Group held a mortgage with a maximum value of TEUR 1,827,7 (previous year: TEUR 1,827.7).

The discontinuance of the reasons for impairments to several facilities resulted in the following reversals of impairment losses: TEUR 15,974.5 for the gas-fired power plants in Theiss and Korneuburg (previous year: impairment loss of TEUR 52,055.5); TEUR 18,583.9 for the coal-fired power plant in Dürnrohr (previous year: TEUR 6,254.8); and TEUR 4,376.2 for heating facilities (previous year: TEUR 0.0). An impairment loss of TEUR 75,197.0 (previous year: TEUR 0.0) was recognised to the gas distribution network due to the anticipated reduction in revenues resulting from regulatory measures, and impairment losses of TEUR 3,727.3 (previous year: TEUR 5,011.8) were recognised to other equipment.

The procedures for impairment tests are explained in greater detail in the accounting and valuation methods section, note ▷ 10. Procedures and effects of impairment tests.

Prepayments and equipment under construction includes TEUR 90,817.1 (previous year: TEUR 104,833.4) in acquisition costs relating to equipment under construction on the balance sheet date.

For leased and rented equipment, the present value of the payment obligations for the use of heating networks and heat generation plants is reported on the balance sheet. The carrying amount of these assets totalled TEUR 9,922.8 at the balance sheet date (previous year: TEUR 11,469.7). The related leasing and rental liabilities are recorded under other non-current liabilities, with the exception of short-term lease and rental agreements with a term of up to one year.

▷ 28. Companies included at equity

The companies included in the consolidated financial statements of the EVN Group at equity are listed in note ▷67. EVN Group investments.

Due to the first-time availability of up-to-date information on several associates included at equity, the proportional share of results is reported simultaneously and not with a one-year delay.

In accordance with IFRS guidelines, companies included at equity are initially recognised at their proportional results derived from an interim or annual report with a balance sheet date that is not more than three months before the balance sheet date of the parent company. The results of these companies during the 2005/06 financial year included non-recurring effects of TEUR 33,004.0.

28. Development of companies included at equity

TEUR	Associates
Gross value on 30.9.2005	**300,032.7**
Additions	4,963.2
Disposals	–92.5
Transfers	6,545.5
Gross value on 30.9.2006	**311,448.9**
Accumulated equity changes on 30.9.2005	**61,284.0**
Currency translation differences	23.8
Proportional share of results	115,109.2
Dividends	–65,948.2
Changes in equity not recognised through profit or loss	8,913.3
Disposals	34.2
Transfers	–6,545.5
Accumulated equity changes on 30.9.2006	**112,870.9**
Net value on 30.9.2005	**361,316.7**
Net value on 30.9.2006	**424,319.8**

The following overview presents the main balance sheet and income statement items of the companies included at equity:

28. Key balance sheet/income statement figures of companies included at equity

TEUR	2005/06	2004/05
Equity	**611,272.1**	**471,485.5**
Assets	1,998,039.6	1,623,335.9
Liabilities	1,386,767.5	1,151,850.5
Adjustment to EVN's stake and equity valuation	–186,952.2	–110,168.7
Companies included at equity	**424,319.8**	**361,316.7**
Revenue	2,845,159.4	2,177,875.6
Net profit	**107,958.3**	**102,712.9**
Adjustment to EVN stake and equity valuation[1]	7,150.9	–43,913.7
***Proportional* share of profit/loss from companies included at equity**	**115,109.2**	**58,799.2**

[1] Including non-recurring effects of TEUR 33,004.0 from the initial inclusion at the proportional share of IFRS results from the interim or annual financial statements with a balance sheet date that is not more than three months before the balance sheet date of the parent company.

A proportional loss of TEUR –22.6 was not recognised for the 2005/06 financial year (accumulated: TEUR –109.6) because it exceeded the carrying value of the investment.

There are no publicly recognised market prices for the companies included at equity in the EVN Group.

▷ 29. Other investments

This item includes shares in affiliated and associated companies, which are not consolidated due to immateriality, as well as investments in which EVN owns a stake of less than 20%, if these investments were not included at equity.

Other investments include shares in listed companies with a market value of TEUR 1,469,728.8 (previous year: TEUR 1,124,930.0) on the balance sheet date. Other investments included in this position amount to TEUR 9,370.1 (previous year: TEUR 173,091.8) and represent stakes in non-listed companies; therefore, an estimation of their market value is not possible due to insufficient information on market prices.

The disposal of the interest in the non-listed company Energie AG Oberösterreich, which had a carrying value of TEUR 163,786.4, resulted in profit amounting to TEUR 11,849.4 (excluding the indexing of value up to the date of payment) in the 2005/06 financial year. Group net profit for the period does not include any income from the disposal of financial assets classified as "available for sale".

Reversals of impairment losses of TEUR 344,798.8 (previous year: TEUR 584,077.5) to other investments represent adjustments to reflect increased market value and share prices, which were offset against the valuation reserve after the deduction of deferred taxes in accordance with IAS 39.

No impairment losses were recognised to net profit for the period (previous year: TEUR 1,287.3).

29. Development of other financial assets			
TEUR	**Investments in subsidiaries**	**Other investments**	**Total**
Gross value on 30.9.2005	**9,619.6**	**496,705.2**	**506,324.9**
Additions	24.5	19.9	44.4
Disposals	–	–163,786.4	–163,786.4
Transfers	–36.3	17.5	–18.8
Gross value on 30.9.2006	**9,607.8**	**332,956.2**	**342,564.0**
Accumulated value adjustments on 30.9.2005	**–5,625.6**	**797,322.5**	**791,697.0**
Write-up	39.2	344,798.8	344,837.9
Accumulated value adjustments on 30.9.2006	**–5,586.4**	**1,142,121.3**	**1,136,534.9**
Net value on 30.9.2005	**3,994.0**	**1,294,027.8**	**1,298,021.8**
Net value on 30.9.2006	**4,021.4**	**1,475,077.5**	**1,479,098.9**

▷ 30. Other non-current assets

Securities reported under non-current assets consist of shares in investment funds, and mainly serve to provide coverage for the provisions for severance payments, pensions and similar pension-related obligations at the balance sheet date as required by Austrian tax regulations. (Note: this stipulation contained in the Austrian Income Tax Code was repealed in October 2006 by Austria's Constitutional Court.) The net values correspond with the quoted prices on the balance sheet date. Additions and disposals resulted from the regrouping of assets during the financial year.

Of the loans receivable amounting to TEUR 13,644.6 (previous year: TEUR 12,625.3), a total of TEUR 1,101.4 (previous year: TEUR 1,143.4) have a remaining term to maturity of less than one year.

Additions to non-current assets also include the capitalised interest expense of TEUR 9,932.7 (previous year: TEUR 5,957.5) on debt. The interest rate used for capitalisation is 3.1%–6.1% (previous year: 2.5%–6.1%).

Non-current receivables from leases resulted from the project business within the framework of BOOT models implemented by the WTE and AVN Groups, which were merged into EVN Umweltholding und Betriebs-GmbH (EVN Environmental Holding Group) during the 2005/06 financial year. Receivables from ongoing contracts amount to TEUR 306,596.4 (previous year: TEUR 135,738.7).

The other non-current assets consist primarily of deferred guarantee payments for long-term bank loans and receivables concerning the fair value of the interest and currency swaps.

30. Development of other non-current assets

TEUR	Securities	Loans receivable	Primary energy reserves	Non-current receivables and accrued lease transactions	Other non-current assets	Total
Gross value on 30.9.2005	**85,049.1**	**12,760.1**	**3,754.5**	**244,937.5**	**3,791.2**	**350,292.3**
Currency translation differences	–	–	–	–7.9	–	–7.9
Additions through company acquisitions	702.1	–	–	–	–	702.1
Additions	6,266.8	2,542.3	6,548.6	164,760.1	15,666.1	195,783.9
Disposals	–3,107.7	–1,503.0	–	–25,240.7	–1,574.4	–31,425.7
Gross value on 30.9.2006	**88,910.4**	**13,799.3**	**10,303.1**	**384,449.0**	**17,882.9**	**515,344.7**
Accumulated depreciation on 30.9.2005	**5,260.4**	**–134.7**	**–521.1**	**–**	**–2,122.0**	**2,482.6**
Depreciation	–1.0	–20.0	–	–	–	–21.0
Accumulated depreciation on 30.9.2006	**5,259.4**	**–154.7**	**–521.1**	**–**	**–2,122.0**	**2,461.6**
Net value on 30.9.2005	**90,309.5**	**12,625.3**	**3,233.3**	**244,937.5**	**1,669.2**	**352,774.9**
Net value on 30.9.2006	**94,169.8**	**13,644.6**	**9,782.0**	**384,449.0**	**15,760.9**	**517,806.3**

The conversion of the future minimum lease payments to their cash value is presented as follows.

30. Remaining terms of non-current receivables and accrued lease transactions

TEUR	Remaining term as of 30.9.2006				Remaining term as of 30.9.2005			
	Up to 1 year	Over 1 year	Over 5 years	Total	Up to 1 year	Over 1 year	Over 5 years	Total
Interest components	20,955.7	112,772.3	71,128.7	204,856.7	8,491.4	69,175.2	50,231.6	127,898.2
Principal components	23,049.3	187,293.5	174,106.2	384,449.0	7,576.0	163,081.2	74,280.3	244,937.5
Total	**44,005.0**	**300,065.8**	**245,234.9**	**589,305.7**	**16,067.4**	**232,256.4**	**124,511.9**	**372,835.7**

Current assets

⊳ 31. Inventories

The primary energy inventories consist chiefly of coal supplies. A decrease in these inventories during the reporting period was reflected in a corresponding reduction to this item.

The emission certificates relate exclusively to certificates which have already been purchased, but not yet used, in order to fulfil the requirements stipulated in the Emission Certificate Act. The corresponding obligation to return the certificates is reported under current provisions (see note ⊳47. Current provisions).

Other inventories consist of raw materials, supplies, and consumables and miscellaneous items as well as orders not yet invoiced.

31. Inventories		
TEUR	**2005/06**	**2004/05**
Primary energy reserves	23,290.2	27,912.9
Emission certificates	7,921.4	–
Raw materials, supplies, consumables and other inventories	24,822.9	16,892.5
Customer orders not yet invoiced	14,690.6	19,677.9
Total	**70,725.1**	**64,483.4**

The risk of inventories resulting from comparatively low turnover was reflected in a valuation adjustment of TEUR 1,529.4 (previous year: TEUR 77.2).

Changes in the consolidation range increased inventories by TEUR 10,634.5 (previous year: TEUR 5,742.9).

The inventories are not subject to any limitations on disposal and are not encumbered.

There are no major long-term production contracts that must be consolidated as non-current manufacturing contracts.

▷ 32. Receivables and other current assets

Trade accounts receivable relate mainly to electricity, gas and heating customers. The risk of insolvency is accounted for by a provision of TEUR 20,973.6 (previous year: TEUR 13,178.0).

Receivables from financial instruments relate in particular to the valuation of hedging transactions without recognition to profit or loss and from interest accruals.

Receivables from employees comprise accruals from current wage and salary accounting.

Receivables from associated and affiliated companies are derived primarily from intragroup transactions relating to energy supplies, Group financing and services to non-consolidated subsidiaries.

Other receivables consist mainly of a performance guarantee relating to the acquisition of the Bulgarian and Macedonian electricity supply companies, prepayments made, receivables from insurance, receivables from taxation and the receivable from the sale of Energie AG Oberösterreich, which is due in January 2007 in accordance with the sale agreement.

32. Receivables and other current assets		
TEUR	**2005/06**	**2004/05**
Trade accounts receivable	250,895.6	153,983.6
Receivables from financial instruments	3,265.2	12,899.0
Receivables from employees	5,834.3	5,522.9
Receivables from subsidiaries and associates	86,246.1	67,746.7
Receivables from affiliated companies	7,654.2	11,193.9
Other receivables and assets	264,698.6	90,537.6
Total	**618,593.9**	**341,883.8**

▷ 33. Cash and current deposits

Current securities, consisting largely of shares in funds, fixed-income securities and domestic shares, are used for the temporary investment of free liquid funds.

In addition to a gain of TEUR 2,530.3 (previous year: TEUR 5,021.8) on the sale of securities, a write-up of TEUR 3,541.6 (previous year: TEUR 5,951.2) was recognised in the period under review to reflect an increase in stock prices.

33. Cash and current deposits

TEUR	2005/06	2004/05
Cash on hand	255.7	150.0
Cash at banks	91,679.4	83,795.0
Securities	282,687.3	177,193.8
Total	**374,622.4**	**261,138.7**

The structure of EVN's securities portfolio at the balance sheet date is as follows:

33. Composition of securities

TEUR	2005/06	2004/05
Shares in funds	220,287.8	161,009.2
Fixed income securities	4,112.4	3,697.7
Shares in listed companies	58,287.1	12,486.8
Total	**282,687.3**	**177,193.8**

Liabilities

Equity

▷ 34. Share capital

The share capital of EVN AG remained unchanged during the period under review, and amounts to TEUR 99,069.4. It is comprised of 40,881,455 zero par value bearer shares.

▷ 35. Share premium

The share premium held by EVN at the end of the 2005/06 financial year remained unchanged in comparison to the preceding year. This item consists of appropriated reserves of TEUR 251,094.2 from capital increases in accordance with Austrian stock corporation law as well as non-appropriated capital reserves of TEUR 58,267.7 pursuant to Austrian stock corporation law.

▷ 36. Retained earnings

Retained earnings of TEUR 1,255,634.2 (previous year: TEUR 1,080,938.3) comprise the non-distributed profit from companies included in the consolidation as well as investments included at equity.

The proposed dividend of EUR 1.40 per share (EUR 1.20 plus a bonus of EUR 0.20) is not included under liabilities.

▷ 37. Revaluation reserve according to IFRS 3

The revaluation reserve recorded in accordance with IFRS 3 is derived from business combinations achieved in stages, and results from the acquisition of a further 10.05% interest in RAG Beteiligungs AG as well as the remaining 50% stake in EVN Liegenschaftsverwaltung Gesellschaft mbH during the 2004/05 financial year.

▷ 38. Valuation reserve according to IAS 39

The valuation reserve according to IAS 39 includes non-recognised changes in the market value of securities available for sale and cash flow hedges as well as the proportional share of changes to investments in associates that were recognised directly in equity.

38. Valuation reserve according to IAS 39

TEUR		2005/06			2004/05	
	Before tax	Tax	After tax	Before tax	Tax	After tax
Market valuation of securities	1,141,944.7	–285,486.2	856,458.5	797,146.0	–199,286.5	597,859.5
Cash flow hedges	–14,500.0	3,686.8	–10,813.3	–630.9	440.9	–190.0
***Proportional share of changes to* investments in associates recognised directly in equity**	6,252.4	–	6,252.4	–	–	–
Total	**1,133,697.1**	**–281,799.4**	**851,897.6**	**796,515.1**	**–198,845.6**	**597,669.5**

▷ 39. Currency translation reserve

This item contains translation gains and losses from the consolidation of foreign subsidiaries, which resulted from the use of different exchange rates for the balance sheet and income statement.

▷ 40. Minority interest

This item comprises minority interests in the equity of subsidiaries, which are fully consolidated in the financial statements of the EVN Group:

40. Minority interest

%	2005/06	2004/05
Burgenland Holding AG	30.40	30.42
RAG Beteiligungs AG	49.95	49.95
ERP Plovdiv	33.00	33.00
ERP Stara Zagora	33.00	33.00
Wasserkraftwerke Trieb und Krieglach GmbH	30.00	30.00
ESM AD	10.00	–

EVN directly or indirectly owns a 100% interest in all other fully consolidated companies.

Non-current liabilities

▷ 41. Non-current loans and borrowings

In addition to a JPY bond issued in 1994, this item contains a CHF obligation placed in April 1998, a DEM bond issued in August 1998, a EUR bond issued in December 2001 and a CHF obligation issued in June 2004. All bonds call for payment in arrears. In the past financial year, TEUR 4,000.0 of the EUR bond were repurchased.

The loans consist of borrowings from banks, which are subsidised in part by interest and redemption grants from the Austrian Environment and Water Industry Fund.

These items are valued at amortised cost. Liabilities in foreign currencies were translated at the exchange rate in effect on the balance sheet date or at the hedged rate. In accordance with IAS 39, hedged liabilities were adjusted to reflect the corresponding change in the value of the hedged risk in cases where hedge accounting was applied.

A valuation as of the balance sheet date resulted in income of TEUR 2,641.6 from the foreign exchange-based reduction in the value of the CHF obligations (previous year: income of TEUR 219.9 from devaluation).

Deferred interest expenses are contained in the other current liabilities.

The non-recourse liabilities incurred by project companies against EVN AG amounted to TEUR 362,474.8 as of September 30, 2006 (previous year: TEUR 238,237.2).

The effective interest rate for the 2005/06 financial year, which averaged 4.31% (previous year: 4.42%), represents the average interest on the average carrying amount after interest and currency hedging were taken into account. On the balance sheet date, the interest rate weighted by the carrying amount of the relevant liabilities totalled 3.75% (previous year: 4.38%), which corresponded with a fixed interest period of 1.6 years (previous year: 2.4 years).

Fair value was calculated on the basis of the market information available for the respective bond prices and the exchange rates on the balance sheet date.

41. Non-current financial liabilities

	Nominal interest rate	Term	Nominal amount	Carrying amount 30.9.2006	Carrying amount 30.9.2005	Effective interest rate[1]	Effective interest rate on nominal amount[2]	Fair value 30.9.2006
	%			TEUR	TEUR	%	%	TEUR
JPY bond	5.20	1994–2014	JPY 8bn	43,691.6	50,946.4	9.52	7.62	66,870.2
CHF obligation	3.25	1998–2008	CHF 184m	117,413.0	120,829.8	2.05	1.94	117,425.9
DEM bond	5.00	1998–2008	DEM 224m	115,200.6	115,584.2	4.96	5.00	116,705.4
EUR bond	5.25	2001–2011	EUR 262,9m	262,669.3	280,310.8	4.48	5.01	277,385.6
CHF obligation	2.43	2004–2009	CHF 200m	125,675.9	128,170.9	2.52	2.43	125,873.7
Total bonds	–	–	–	**664,650.4**	**695,842.1**	–	–	**704,260.8**
Non-current bank loans	1.00–7.49	by 2031	–	732,518.89	339,724.1	4.67	4.67	732,518.8
Total				**1,397,169.2**	**1,035,566.2**	**4.31**	–	**1,436,779.6**

1) Interest expenses in relation to average carrying amount, allowing for interest and currency hedges.
2) Interest expenses in relation to nominal amount allowing for interest and currency hedges.

▷ 42. Deferred taxes

42. Deferred taxes

TEUR	2005/06	2004/05
Deferred tax assets		
Employee-related provisions	–28,828.4	–29,259.0
Tax loss carryforwards	–2,646.4	–6,035.7
Financial instruments	–172.1	–1,697.9
Other deferred tax assets	–10,542.0	–473.3
Deferred tax liabilities		
Non-current assets	49,423.7	41,563.0
Untaxed reserves	27,403.4	29,274.1
Financial instruments	312,267.8	224,555.3
Other deferred tax liabilities	31,496.7	37,276.0
Total	**378,402.8**	**295,202.3**
Thereof		
Deferred tax assets	–1,296.9	–
Provisions for deferred taxes	379,699.7	295,202.3

In accordance with IAS 39, deferred tax assets of TEUR 281,799.4 (previous year: TEUR 198,845.6) are recorded in retained earnings without recognition through profit or loss.

▷ 43. Non-current provisions

43. Non-current provisions		
TEUR	2005/06	2004/05
Provision for pensions	225,142.1	229,082.2
Provision for obligations similar to pensions	16,272.0	16,430.3
Provision for severance payments	65,932.8	61,166.0
Provisions for service anniversary bonuses	16,817.2	15,072.5
Other non-current provisions	110,044.2	65,697.4
Total	**434,208.3**	**387,448.4**

The amounts reported for the provision on pensions and for similar obligations as well as severance payments were generally calculated on the basis of the following parameters:

- Interest rate of 4.75% p.a. (previous year: 4.25% p.a.)
- Remuneration increases of 2.75% p.a. (previous year: 2.5% p.a.)
- Pension increases of 2.75% p.a. (previous year: 2.5% p.a.)
- Expected long-term interest rate of 4.75% p.a. (previous year: 4.25% p.a.)

Development of the provisions for pensions and similar obligations		
TEUR	2005/06	2004/05
Present value of pension obligations (DBO) on 1.10.	**254,937.0**	**226,323.9**
+ Service costs	1,918.1	1,560.5
+ Interest paid	10,859.9	11,396.8
– Pension payments	–16,876.5	–16,501.6
+/– Actuarial loss/gain	–3,654.9	32,157.4
Present value of pension obligations (DBO) on 30.9.	**247,183.6**	**254,937.0**
Provisions for pensions and similar obligations on 30.9.	**241,414.1**	**245,512.6**

On the balance sheet date, the provision for pensions showed a deficit of 2.3% compared to the DBO value (previous year: deficit of 3.7%).

Development of the provision for severance payments		
TEUR	**2005/06**	**2004/05**
Present value of severance payment obligations (DBO) on 1.10.	**65,138.3**	**57,511.0**
+ Additions through company acquisitions	2,760.3	1,662.2
+ Service costs	2,982.6	2,569.0
+ Interest paid	2,871.7	3,016.6
– Severance payments	–3,803.6	–5,005.8
+/– Actuarial loss/gain	–772.4	5,385.3
Present value of severance payment obligations (DBO) on 30.9.	**69,177.0**	**65,138.3**
Provision for severance payments on 30.9.	**65,932.8**	**61,166.0**

At the balance sheet date, the provision for severance payments showed a deficit of 4.7% compared to the DBO value (previous year: deficit of 6.1%).

Development of other non-current provisions								
TEUR	**Service anniversary bonuses**	**Coopera-tion agree-ments**	**Environ-mental and waste risks**	**Legal proceed-ings**	**Restruc-turing**	**Non-current financial instru-ments**	**Other non-current provisions**	**Total**
Carrying amount on 1.10.2005	**15,072.5**	**36,500.0**	**19,767.7**	–	–	**5,069.0**	**4,360.6**	**80,769.9**
Additions through company acquisitions	1,662.6	–	–	8,397.6	–	–	–	10,060.2
Interest paid	672.4	2,190.0	1,169.6	–	–	–	–	4,032.0
Use	–1,299.0	–1,190.0	–	–	–	–	–1,621.1	–4,110.1
Additions	708.7	–	7,696.8	3,546.4	3,331.1	20,826.5	–	36,109.5
Carrying amount on 30.9.2006	**16,817.2**	**37,500.0**	**28,634.0**	**11,944.0**	**3,331.1**	**25,895.5**	**2,739.5**	**126,861.5**

As part of the extensive restructuring measures for the Bulgarian companies, a model was approved in December 2005 for the payment of severance compensation to employees who leave the company voluntarily. This model calls for a payment of between 4.5 and 18.5 monthly salaries or wages to participating employees, with the exact payment depending on age and length of service.

▷ 44. Other non-current liabilities

Other non-current liabilities consist chiefly of investment subsidies and lease liabilities related to the long-term utilisation of heating networks and heating plants.

44. Other non-current liabilities		
TEUR	**2005/06**	**2004/05**
Investment grants	37,422.3	33,400.3
Long-term leases	29,213.8	26,421.1
Long-term accruals of financial instruments	5,948.5	6,373.4
Other non-current liabilities	3,317.1	2,090.0
Total	**75,901.6**	**68,284.8**

Term to maturity of other non-current liabilities								
TEUR	Term to maturity as of 30.9.2006				Term to maturity as of 30.9.2005			
	Up to 1 year	Over 1 year	Over 5 years	Total	Up to 1 year	Over 1 year	Over 5 years	Total
Long-term leases	–	8,456.3	20,757.5	29,213.8	–	7,208.8	19,212.3	26,421.1
Other non-current liabilities	–	1,330.8	1,986.2	3,317.1	–	1,633.5	456.5	2,090.0
Total	**–**	**9,787.2**	**22,743.7**	**32,530.9**	**–**	**8,842.3**	**19,668.8**	**28,511.1**

Current liabilities

▷ 45. Current loans and borrowings

Overdrafts are included under cash and cash equivalents on the cash flow statement.

45. Current loans		
TEUR	2005/06	2004/05
EUR cash loans	133.8	741.7
Bank overdrafts and other current loans	15,137.7	1,530.1
Total	**15,271.5**	**2,271.8**

▷ 46. Current tax liabilities

This item includes value added tax, energy tax, payroll-related duties and prepayments on corporate income tax not yet assessed and totalled TEUR 58,422.2 (previous year: TEUR 72,754.7).

▷ 47. Current provisions

The provision for claims by employees comprises special payments not yet due, outstanding leave and liabilities from restructuring. These items relate to an early retirement programme in which employees can participate on a voluntary basis. The provision for legally binding agreements on the balance sheet date equals TEUR 6,540.8 (previous year: TEUR 8,635.4).

For the 2005/06 financial year, an official notification from the government confirmed that a total of 1,444,152 emission certificates were granted to the EVN Group free of charge. A provision was created (see note ▷31. Inventories) for the existing shortfall as of the balance sheet date based on the market value of the emission certificates as of September 30, 2006, and amounted to TEUR 20,294.6 (previous year: TEUR 12,509.8).

47. Current provisions						
TEUR	Personnel entitlements	Impending losses	Emission certificates	Current provisions for asset additions	Deliveries and services not yet invoiced and other provisions	Total
Carrying value on 1.10.2005	**51,444.6**	**18,474.2**	**12,509.8**	**403.6**	**45,503.0**	**128,335.2**
Additions through company acquisitions	1,695.7	–	–	–	227.0	1,922.7
Use	–32,997.6	–17,543.3	–6,063.1	–359.4	–2,444.6	–59,408.1
Reversal	–	–930.9	–	–9.8	–6,617.6	–7,558.3
Addition	34,645.1	7,715.3	13,847.8	1,984.3	25,776.3	83,968.9
Carrying value on 30.9.2006	**54,787.8**	**7,715.3**	**20,294.6**	**2,2018.6**	**62,444.1**	**147,260.3**

▷ 48. Other current liabilities

The liabilities relating to social security contributions comprise liabilities to the tax authorities and severance payment obligations.

The prepayments received were made by customers for electricity, gas and heating supplies, and the installation of customer equipment.

Other current liabilities consist primarily of deferred interest expenses as well as accrued liabilities from the offset of the surcharge on network tariffs.

48. Other current liabilities

TEUR	2005/06	2004/05
Liabilities relating to social security	12,980.5	15,231.2
Liabilities to subsidiaries and associates	29,792.2	11,317.5
Liabilities to affiliated companies	15,509.4	16,432.1
Prepayments received	3,483.6	1,204.4
Other liabilities	68,994.3	55,410.2
Total	**130,760.0**	**99,595.4**

Notes to the income statement

EVN acquired a 67% stake in each of two Bulgarian electricity supply companies, ERP Plovdiv and ERP Stara Zagora, during the 2nd quarter of the 2004/05 financial year and included these two firms in the consolidated financial statements for the first time as of January 2005. Therefore, the consolidated income statement for the previous year includes these companies for only three quarters.

EVN acquired a majority stake in the Macedonian electricity distribution company ESM AD through a transaction that closed at the beginning of April 2006, and included this new subsidiary in the financial statements of the EVN Group as of the 3rd quarter of 2005/06. Accordingly, ESM AD is only included in the consolidated income statement for two quarters of the 2005/06 financial year.

The increase of the consolidation range in South East Europe has led to significant changes in almost all items. For this reason, comparisons with prior year figures may not be very informative.

▷ 49. Revenue

The revenues of the individual business segments developed as follows:

49. Revenue		
TEUR	**2005/06**	**2004/05**
Energy	1,761,662.1	1,370,228.6
Environmental Services	290,061.5	212,893.6
Strategic Investments and Other Business	19,847.8	26,407.7
Total	**2,071,571.5**	**1,609,529.9**

The segment reporting contains an overview of revenues by *business area and region* (see note ▷60. Segment reporting).

Revenues also encompass revenues of TEUR 169,104.0 (previous year: TEUR 95,475.8) from contractual work on international projects.

▷ 50. Other operating income

Other operating income consists primarily of payments for claims and rental income, payments on receivables that were previously written off and insurance compensation.

50. Other operating income		
TEUR	**2005/06**	**2004/05**
Income from the reversal of provisions	492.4	1,217.5
Income from the reversal of deferred income from network subsidies	23,334.4	18,219.4
Income from the disposal of intangible assets and property, plant and equipment	–210.4	120.9
Miscellaneous other operating income	17,123.1	21,945.6
Total	**40,739.4**	**41,503.3**

▷ 51. Cost of materials and services

The cost of electricity purchases and primary energy mainly consists of gas and electricity procurement costs as well as the expense involved in purchasing emission certificates – related to the increased production of electricity.

The insufficient allocation of free emission certificates resulted in corresponding costs of TEUR 15,602.3 for the purchase of additional certificates during the period under review (previous year: TEUR 12,509.8).

The cost of other materials and services relates primarily to the project business of EVN Umweltholding as well as outsourced equipment operation and maintenance services. This item also includes other costs directly related to required services.

51. Cost of materials and services

TEUR	2005/06	2004/05
Electricity purchases and primary energy expenses	1,042,091.3	750,321.5
Other materials and services	316,149.5	*261,288.0*
Total	**1,358,240.8**	**1,011,609.6**

▷ 52. Personnel expenses

Personnel expenses include payments of TEUR 4,400.7 (previous year: TEUR 4,230.7) to EVN-Pensionskasse AG as well as contributions of TEUR 104.8 (previous year: TEUR 65.0) to EVN pension funds.

52. Personnel expenses

TEUR	2005/06	2004/05
Wages and salaries	184,383.4	161,883.7
Severance payments	13,017.5	8,796.6
Pension costs	16,393.6	16,744.3
Compulsory social security contributions and payroll-related taxes	43,625.1	39,484.3
Other employee-related expenses	6,186.6	5,349.5
Total	**263,606.3**	**232,258.5**

52. Employees by business unit

Annual average	2005/06	2004/05
Generation	70	68
Networks	1,449	1,509
Energy Supply	112	120
South East Europe	7,353	4,049
Thereof Bulgaria	3,803	4,049[1]
Thereof Macedonia	3,550[1]	–
Environmental Services	438	396
Other	550	512
Total	**9,973**	**6,654**

[1] The average number of employees for Macedonia in the 2005/06 financial year and for Bulgaria during the 2004/05 financial year is calculated in relation to the entire year for comparative purposes, although the new subsidiaries were not included in EVN's consolidated financial statements for the entire financial year.

▷ 53. Depreciation and amortisation

The impairment test procedure is described under the accounting and valuation methods in note ▷10. Procedures and effects of impairment tests.

53. Depreciation and amortisation by balance sheet item

TEUR	2005/06	2004/05
Amortisation of intangible assets	11,975.0	8,314.3
Depreciation of property, plant and equipment	201,040.8	195,848.6
Total	**213,015.8**	**204,162.9**

53. Depreciation and amortisation

TEUR	2005/06	2004/05
Scheduled depreciation and amortisation	178,651.1	157,776.4
Impairment losses[1)]	78,924.5	57,128.8
Reversal of impairment losses[1)]	–44,559.8	–10,742.3
Total	**213,015.8**	**204,162.9**

[1)] For details see notes ▶26. Intangible assets and ▶27. Property, plant and equipment

▷ 54. Other operating expenses

54. Other operating expenses

TEUR	2005/06	2004/05
Legal and consulting fees, expenses related to risks of legal proceedings	20,409.1	12,144.1
Write-off of receivables	15,505.9	6,265.1
Insurance	9,445.1	7,175.5
Telecommunications and postage	9,122.1	7,409.3
Advertising expenses	8,987.3	9,322.1
Business operations taxes and duties	6,233.9	4,462.1
Rents	5,479.3	3,954.3
Transportation and travelling expenses	4,599.2	3,024.6
Miscellaneous other expenses	26,847.2	25,929.7
Total	**106,629.0**	**79,686.8**

Financial results

▷ 55. Income from other investments

This item is comprised chiefly of TEUR 19,262.5 (previous year: TEUR 11,557.5) in dividends paid by Österreichische Elektrizitätswirtschafts-AG (Verbund) and TEUR 1,563.3 (previous year: TEUR 1,401.4) in dividends distributed by Energie AG Oberösterreich as well as income of TEUR 11,849.4 on the sale of EVN's interest in Energie AG Oberösterreich. According to the agreement, the sale price will be paid in January 2007.

▷ 56. Interest and other financial results

Interest income from non-current financial assets includes interest from investment funds that focus chiefly on fixed-interest securities. Other interest income generally relates to income on securities recorded under current financial assets.

Interest expense on non-current financial liabilities represents regular interest payments on issued bonds and non-current bank loans. Other interest expense includes expenses for current loans as well as leasing costs for biomass equipment, distribution and heating networks.

Exchange rate gains/losses on non-current foreign currency obligations resulted primarily from a valuation adjustment to the CHF obligation, which carries an interest rate of 2.43% (nominal value: CHF 200m).

The results of share price changes and disposals of securities held as non-current assets are based primarily on the valuation of the investment instruments contained in the R138 fund.

The results of changes in share prices and disposals of securities recorded under current assets are related mainly to the sale of investment funds and the valuation of securities in accordance with IAS 39.

56. Interest and other financial results

TEUR	2005/06	2004/05
Interest income on non-current financial assets	2,288.6	893.7
Other interest income	10,357.7	9,491.2
Interest expense for non-current financial liabilities	–52,410.1	–45,373.0
Other interest expense	–4,132.0	–3,674.7
Valuation gains/losses on non-current foreign currency liabilities	2,639.3	159.8
Results of valuation gains/losses and disposals of non-current securities	2,396.7	9,752.4
Results of valuation gains/losses and disposals of current securities	5,669.0	8,897.9
Other financial results	5,887.3	2,861.6
Total	**–27,303.5**	**–16,991.1**

▷ 57. Income tax expense

The effective tax rate for the EVN Group amounted to 12.5% of taxable profit for the 2005/06 financial year (previous year: 15.7%).

57. Taxes on profit		
TEUR	2005/06	2004/05
Income tax expense	46,226.1	32,325.2
+ Additions to/ – reversal of deferred taxes through profit or loss	–8,105.3	–3,167.1
Total	**38,120.8**	**29,158.0**

The difference between the theoretical corporate tax (profit before tax multiplied by the Austrian corporate tax rate of 25%) and the effective corporate tax rate for the 2005/06 financial year, as shown in the income statement, is calculated as follows:

57. Calculation of the effective tax rate		
%	2005/06	2004/05
Income tax rate	25.0	25.0
– Changes in taxation due to § 26c Pt 2 Austrian Corporation Tax Law[1]	–	–1.5[1]
– Different tax rates in other countries	–0.7	0.4
– Tax-free income from investments in other companies	–11.1	–9.0
+ Non-deductible expenses	0.6	0.1
– Tax reductions related to previous periods	–0.3	–1.5
– Other items	–1.0	–0.8
Effective tax rate	**12.5**	**15.7**

[1] Pursuant to § 26c of the Austrian Corporate Tax Law, a corporate tax rate of 34% is applied to the profit before tax of EVN AG for the 2004 calendar year. This results in an average corporate tax rate of 27.25% for the Austrian companies in the 2004/05 financial year.

▷ 58. Earnings per share

Earnings per share are calculated by dividing Group net profit by the average number of ordinary shares outstanding, i.e. 40,881,455 (previous year: 40,881,455).

This figure may generally be diluted due to the existence of so-called potential shares based on share options and convertible bonds. However, EVN has no such potential shares. Subsequently, there is no difference between basic earnings per share and diluted earnings per share.

Group net profit amounted to TEUR 221,881.5 for the 2005/06 financial year (previous year: TEUR 144,357.9). Calculated on this base, earnings per share for the 2005/06 financial year totalled EUR 5.43 (previous year: EUR 3.53).

Other information

▷ 59. Cash flow statement

Income tax payments of TEUR 20,581.8 (previous year: TEUR 15,506.5) are reported separately under cash flow from operating activities. Dividends received, interest income and interest expenses are allocated to current business activities. Cash flow from dividends for the year totalled TEUR 99,073.3 (previous year: TEUR 33,412.7). Interest received amounted to TEUR 12,646.3 (previous year: TEUR 10,279.9), whereas interest paid totalled TEUR 56,542.1 (previous year: TEUR 44,132.7).

The purchase of the Macedonian company ESM AD is included in the cash flow from investing activities. More information is provided in note ▷4. Company acquisitions.

The main non-cash transactions relate to the deferred payment of the price for the sale of EVN's stake in Energie AG Oberösterreich resulting in a capital gain of TEUR 11,849.4.

The dividend payment of TEUR 47,013.7 (previous year: TEUR 38,837.4) to EVN AG shareholders and TEUR 26,329.7 (previous year: TEUR 938.4) to minority shareholders (to RAG Beteiligungs AG and Burgenland Holding AG) are reported under cash flow from financing activities.

The cash and cash equivalents received by EVN within the framework of company acquisitions amounted to TEUR 5,073.3 (previous year: TEUR 5,580.6).

59. Cash and cash equivalents

TEUR	2005/06	2004/05
Cash on hand	255.7	150.0
Cash at banks	91,679.4	83,795.0
Bank overdrafts	–15,137.7	–1,530.1
Total	**76,797.4**	**82,414.9**

The share of cash and cash equivalents held by companies included at proportionate consolidation amounted to TEUR 8,491.6 (previous year: TEUR 6,720.7).

▷ 60. Segment reporting

IAS 14 (Segment reporting) stipulates that specific data from the annual financial statements of a company must be provided separately according to the business areas and geographical segments. The structure follows the internal reporting structure, which provides a reliable assessment of the risks and earnings of the Group. Segment reporting allows for greater transparency in evaluating the profitability and prospects of success relating to the individual business areas of the Group.

The new organisational structure of the EVN Group, which took effect at the beginning of the 2005/06 financial year, has also been reflected in the company's external reporting instruments since the 1st quarter of 2005/06 (e.g. letters to shareholders and annual report). On the one hand, this new segment reporting is a compact description of the relevant management components characterising the EVN Group (management approach). On the other hand, it is also designed to convey a sufficient level of information about the course of business in the different business areas, and thus serves as the basis for a coherent interpretation of developments in the EVN Group. Accordingly, the structure of this report focuses on the three business segments: Energy, Environmental Services and Strategic Investments and Other Business.

The segments encompass the following activities:

Segment activities	
Segment	**Activity**
Energy	Generation, Networks, Energy Procurement and Supply and South East Europe
Environmental Services	Water, wastewater and waste incineration
Strategic Investments and Other Business	Strategic and other investments

The geographical segmentation encompasses the sub-divisions of EVN's business activities in the following regions: Austria, South East Europe, Central and Eastern Europe.

Principles of segment allocation

Items that can be assigned directly are designated to the respective segments. Services provided by one segment for another segment that can be directly charged are allocated by means of intragroup transactions. Any items that cannot be directly assigned or charged are assigned using an objective cost allocation process. Any remaining amounts are distributed in proportion to the assigned items.

Revenues are assigned to the country in which the service was provided in accordance with the country of destination. The project location is the main criterion for assigning revenues in EVN's project business.

Transfer pricing

The transfer prices for energy between the individual segments are based on comparable prices for special contract customers, and thus represent applicable market prices. For the remaining items, pricing is based on costs plus an appropriate mark-up.

Segment reporting by area of business[1]										
EURm	Energy		Environmental Services		Strategic Investments and Other Business		Elimination		Total	
	2005/06	2004/05	2005/06	2004/05	2005/06	2004/05	2005/06	2004/05	2005/06	2004/05
External revenue	**1,761.7**	**1,370.2**	**290.1**	**212.9**	**19.8**	**26.4**	**–**	**–**	**2,071.6**	**1,609.5**
Intragroup revenue (between segments)	11.3	3.5	9.6	7.3	48.5	10.3	–69.5	–21.2	–	–
Operating expenses	–1,439.8	–1,098.0	–233.7	–160.1	–69.5	–36.7	68.8	20.5	–1,674.2	–1,274.3
EBITDA	**333.2**	**275.8**	**66.0**	**60.1**	**–1.1**	**0.1**	**–0.7**	**–0.7**	**397.4**	**335.2**
Depreciation	–191.5	–183.0	–20.1	–19.2	–2.1	–2.7	0.7	0.7	–213.0	–204.2
Thereof impairment losses	–78.6	–57.1	–0.4	–	–	–	–	–	–78.9	–57.1
Thereof reversal of impairment losses	44.6	10.7	–	–	–	–	–	–	44.6	10.7
Results from operating activities (EBIT)	**141.6**	**92.8**	**45.9**	**40.8**	**–3.2**	**–2.6**	**–**	**–**	**184.4**	**131.0**
Income from investments in associates	8.7	5.9	13.4	11.3	93.1	41.6	–	–	115.1	58.8
Carrying value of associates	15.5	11.7	34.4	21.0	374.3	328.6	–	–	424.3	361.3
Goodwill	149.7	121.3	41.5	41.5	–	–	–	–	191.2	162.8
Liabilities	**1,949.4**	**1,448.7**	**761.5**	**586.9**	**1,149.7**	**996.0**	**–770.8**	**–577.4**	**3,089.8**	**2,454.2**
Total assets	**2,847.9**	**2,305.8**	**929.9**	**731.2**	**2,880.6**	**2,304.9**	**–812.5**	**–602.4**	**5,845.8**	**4,739.6**
Investments in intangible assets and property, plant and equipment	**239.7**	**184.5**	**9.6**	**6.2**	**2.2**	**1.9**	**–**	**–**	**251.5**	**192.6**

[1] The new segment reporting deviates from the segment reporting in EVN's 2004/05 Annual Report. As of the 1st quarter of 2005/06, the segmentation was modified to reflect the new Group structure and internal reporting. For comparative purposes, the corresponding pro-forma values for the 2004/05 financial year were calculated accordingly.

Segment reporting by region								
EURm	Austria		South East Europe		Central and Eastern Europe		Total	
	2005/06	2004/05	2005/06	2004/05	2005/06	2004/05	2005/06	2004/05
Revenue	1,377.4	1,213.7	467.6	247.3	226.6	148.5	2,071.6	1,609.5
Results from operating activities (EBIT)	145.9	99.8	17.3	14.5	21.3	16.7	184.4	131.0
Investments in intangible assets and property, plant and equipment	220.2	175.4	30.5	16.4	0.8	0.9	251.5	192.6
Total assets	4,423.0	4,051.7	812.2	277.4	610.6	410.5	5,845.8	4,739.6

⊳ *61. Financial instruments*

The receivables, shares and liabilities classified as primary financial instruments are reported in accordance with IAS 39. The accounting and valuation principles are described under the respective items. Purchases and disposals are recognised on the settlement date.

Non-current investments serve to provide the required coverage for employee-related provisions; these funds are invested with externally managed investment funds.

The credit risk associated with receivables reflects the figures shown in the financial statements, which were reduced by valuation adjustments.

Non-current financial liabilities arising from issued bonds are described in detail in note ⊳41. Non-current loans and borrowings. Current financial liabilities consist of euro cash bills due on a daily basis.

Derivative financial instruments are used primarily to hedge liquidity, exchange rate and interest change risks. The operative goal is to ensure the long-term continuity of financial results. In individual cases, the Group uses opportunities that carry a higher risk but offer a larger profit.

The company incurs foreign exchange risk mainly from the JPY and CHF bonds it has issued. These are also largely hedged with derivative financial instruments (see also note ⊳41. Non-current loans and borrowings). To minimise interest rate risks, EVN works to achieve a mix of fixed and variable interest financial liabilities. The fixed interest period is managed over the short-term through derivative financial instruments.

All financial instruments are integrated in a risk management system as soon as the transactions are completed. This provides a daily overview of all main risk indicators. A separate staff unit was established to monitor risk controlling, and develops risk analyses based on the value-at-risk method.

The nominal values represent the non-offset totals of all items classified as financial derivatives on the balance sheet date. Although these are equivalent to the amounts agreed between the contractual partners, these figures do not provide a measure of the risk incurred by the company through the use of derivatives. Potential risk factors include fluctuations in the market prices and the credit risk of the contractual parties. The nominal and current market values (fair value) of all derivative financial instruments are recognised.

61. Derivative financial instruments

	Nominal value[1]		Market value[2]	
	30.9.2006	**30.9.2005**	**30.9.2006**	**30.9.2005**
Currency swaps				
CHFm (under 5 years)[3]	180.0	180.0	–4.6	–
JPYm (over 5 years)[3]	8,000.0	8,000.0	–16.6	–9.8
USDm (under 1 year)[3]	–	12.5	–	1.2
USDm (over 5 years)[3]	21.3	18.3	0.5	–0.3
Interest rate swaps				
EURm (under 1 year)	–	20.0	–	–0.1
EURm (under 5 years)	70.3	70.3	–	–0.3
EURm (under 1 year)[3]	100.0	–	0.3	–
EURm (over 5 years)[3]	205.0	205.0	–4.2	5.1
Caps				
EURm (over 5 years)	105.0	105.0	0.4	0.5

1) In nominal currency.
2) In TEUR.
3) Used as a hedging instrument in accordance with IAS 39.

▷ 62. Significant events after the balance sheet date

The Bulgarian parliament approved a reduction in the corporate income tax rate from 15% to 10% in October 2006. However, the relevant law has not yet been passed.

Within the framework of the privatisation process for a Bulgarian district heating supplier with four heat generation facilities in Plovdiv and Asenovgrad, EVN was ranked as the best bidder in October 2006 on the basis of its offer of EUR 32.1m. The closing of the transaction is expected before the turn of the year 2006/07.

An important milestone was set in mid-October 2006 for the construction and operation of the central municipal wastewater treatment plant in Zagreb, which is being realised by the ZOV joint venture that was founded by EVN in cooperation with RWE. The official start-up of the first biological phase of the facility took place at this time.

STEAG-EVN Walsum 10 Kraftwerksgesellschaft mbH ("SEK"), Essen, in which EVN holds a stake of 49% through EVN Kraftwerks- und Beteiligungsgesellschaft mbH, Maria Enzersdorf, concluded a contract at the end of October for a consortial loan of EUR 615m for the Walsum 10 power plant project. The lender will hold security through full recourse rights during the construction phase and for at least six calendar months after the start of commercial operations, which means that EVN AG is liable as a partial debtor with a share of 49%.

Moreover, the shareholders of SEK have committed to provide this company with equity of EUR 205m; the share attributable to EVN totals approximately EUR 100m.

The groundbreaking ceremony for the project took place on November 20, 2006.

A drinking water plant constructed in Moscow by WTE commenced operations on November 8, 2006.

▷ 63. Other obligations and risks

EVN has entered into long-term, fixed quantity and price agreements with e&t Energie Handelsgesellschaft m.b.H. as well as EconGas GmbH, in order to ensure its supplies of electricity and primary energy. The company has also concluded long-term agreements for the import of coal from Poland and Russia.

The potential risk of claims not covered by provisions for environment dangers and hazardous waste at discontinued industrial locations, which remain subject to investigation by the authorities, has been estimated at TEUR 10,312.9 (previous year: TEUR 12,466.6).

At the balance sheet date, order obligations for intangible assets and property, plant and equipment totalled TEUR 154,368.3 (previous year: TEUR 133,303.6).

In the course of its participation in a lease-and-lease-back transaction for the Freudenau power station, which is owned by Verbund-Austrian Hydro Power AG (formerly "Donaukraft"), EVN provided a guarantee of up to TEUR 30,240.6 to cover certain delays in payment and losses.

For the transactions conducted by e&t Energie Handelsgesellschaft m.b.H. on behalf of EVN relating to its own trading activities and the optimisation of electricity purchases, letters of comfort totalling TEUR 654,359.1 were distributed to trading partners. These obligations are offset by rights of recourse to the same amount.

In total, EVN has issued guarantees amounting to TEUR 259,883.6. Of this total, TEUR 152,000.0 are related to the construction of a waste incineration facility in Moscow, TEUR 50,000.0 to the building of a drinking water facility in Moscow, and TEUR 57,883.6 to the construction of a central wastewater treatment plant in Zagreb. In addition, the WTE Group distributed letters of comfort totalling TEUR 33,928.8 for these projects on behalf of its subsidiaries (project companies).

Further obligations resulting from guarantees as well as other contractual contingent liabilities amounted to TEUR 9,641.2 (previous year: TEUR 13,422.7). These items are comprised chiefly of outstanding capital contributions and loan commitments to EVN Group subsidiaries as well as assumed liabilities for loans to subsidiaries and associates.

In connection with the acquisition of a majority stake in ESM AD, EVN assumed investment obligations for the next three years. As of the balance sheet date, these investments totalled TEUR 88,436.6.

▷ 64. Forward-looking statements

The preparation of the consolidated financial statements in accordance with IFRS requires estimates and appraisals that have an influence on the assets and liabilities, income and expenses and amounts listed in the notes to the financial statements.

The main applications of economic assumptions and estimates involve determining the useful life of non-current assets, ascertaining discounted cash flows within the framework of impairment tests, creating provisions for legal proceedings, social security contributions for employees and corresponding duties, taxes and environmental protection, the assessment of inventories, price discounts, product liabilities and guarantees. Our estimates are based on practical experience and other assumptions, which may be accurate under certain circumstances.

However, the actual amounts that result at the end of the financial year may deviate from these estimates. The validity of these estimates and appraisals, and their underlying presumptions, is the subject of continuous evaluation.

▷ 65. Information on business transactions with related companies and individuals

Related companies and individuals include the main shareholders, NÖ Landes-Beteiligungsholding GmbH, Sankt Pölten, and EnBW Energie Baden-Württemberg AG, Karlsruhe, the members of the EVN Executive Board and Supervisory Board as well as associated companies.

A group and tax settlement agreement was concluded with NÖ Landes-Beteiligungsholding GmbH during the inclusion of EVN AG into a company group in accordance with § 9 of the Austrian Corporate Tax Law. EVN AG has since included further subsidiaries in this company group based on the agreement. This resulted in a liability of TEUR 19,468.5 to NÖ Landes-Beteiligungsholding GmbH as of the balance sheet date.

Long-term agreements were concluded with e&t Energie Handelsgesellschaft m.b.H. for the sale and sourcing of electricity.

Long-term sourcing contracts were also concluded with EconGas GmbH for natural gas.

A cooperation agreement also exists with Burgenländische Erdgasversorgungs-AG (BEGAS) for gas business related services as well as a long-term utilisation agreement with NÖKOM NÖ Telekom Service Gesellschaft m.b.H. for the provision of optical fibre cables.

The value of services provided to the Group's associates totalled TEUR 242,447.3 (previous year: TEUR 184,698.9); the value of services used by these companies amounted to TEUR 540,563.2 (previous year: TEUR 403,946.9). As of the balance sheet date, trade receivables equalled TEUR 68,367.7 (previous year: TEUR 40,584.7), trade payables totalled TEUR 12,543.3 (previous year: TEUR 2,140.2) and other liabilities amounted to TEUR 14,448.9 (previous year: TEUR 10,871.0). In addition, cash pooling resulted in interest expense of TEUR 360.5 (previous year: TEUR 451.5).

The services rendered to members of the Executive Board and the Supervisory Board consist primarily of salaries, severance payments, and remuneration of the Supervisory Board. Expenses for severance payments and pensions totalled TEUR 481.6 (previous year: TEUR 2,941.8) for the members of the Executive Board and senior management and TEUR 6,672.1 (previous year: TEUR 16,704.8) for other employees.

In the year under review, remuneration paid to the Supervisory Board amounted to TEUR 123.3 (previous year: TEUR 126.3).

The members of the Environmental and Social Responsibility Advisory Committee were paid compensation of TEUR 65.8 in the year under review (previous year: TEUR 65.8).

The transfer prices between the EVN Group and these related companies are calculated on the basis of transactions with third parties.

▷ 66. Other information

EVN was allotted 1.4m emission certificates free of charge, which had a value of TEUR 37,114.7 on the date of allocation (previous year: TEUR 13,964.9).

EVN concluded an agreement on September 12, 2006 through EVN Finance Service B.V., Amsterdam, for a revolving syndicate loan amounting to EUR 600m.

The line of credit is valid for a period of seven years (2006–2013). For the first five years, the interest margin amounts to 15.0 basis points above EURIBOR, increasing to 17.5 basis points over EURIBOR during the last two years

▷ 67. EVN Group investments

A listing of EVN Group investments is included below, structured according to business segments. The figures reported are derived from the last available financial statements of each company, at its respective balance sheet date. For financial statements in a foreign currency, the share capital of the company is converted to euro using the exchange rate in effect on the balance sheet date. Annual results are converted to euro on the basis of the average exchange rate for the financial year.

1. EVN AG investments in the Energy segment ≥ 20 % as at September 30, 2006

Company, registered offices	Share-holder	Interest %	Currency	Share-holders' equity Tsd	Last year's result Tsd	Balance sheet date	Method of con-solida-tion
AD Elektrostopanstvo na Makedonija, Skopje, Macedonia	EVN	90.00	MKD	200,869	–26,956	31.12.2005	F
AUSTRIA FERNGAS Gesellschaft m.b.H. in Liqu., Vienna	EVN	23.75	EUR	2,723	–120	31.12.2005	N
e&t Energie Handelsgesellschaft m.b.H., Vienna	EVN	45.00	EUR	1,769	407	30.09.2006	E
EconGas GmbH, Vienna	EVN	15.70	EUR	107,963	72,801	31.03.2006	E
ENERGIEALLIANZ Austria GmbH ("EAA"), Vienna	EVN	45.00	EUR	3,946	667	30.09.2006	P
Elektrorazpredelenie Plovdiv AD ("ERP Plovdiv"), Plovdiv, Bulgaria	EVN	67.00	BGN	85,026	5,745	31.12.2005	F
Elektrorazpredelenie Stara Zagora AD ("ERP Stara Zagora"), Stara Zagora, Bulgaria	EVN	67.00	BGN	109,490	8,848	31.12.2005	F
EVN Bulgaria EAD ("EVN Bulgaria"), Sofia, Bulgaria	EVN	100.00	BGN	273	17	31.12.2005	F
EVN Development EOOD, Sofia, Bulgaria	EVN Bulgaria	100.00	BGN	3	–	31.12.2005	N
EVN Energievertrieb GmbH & Co KG, Maria Enzersdorf	EVN	100.00	EUR	40,527	13,271	30.09.2006	P
EVN Kraftwerks- und Beteiligungsgesellschaft mbH ("EVN Kraftwerk"), Maria Enzersdorf	EVN	100.00	EUR	5,537	–8	30.09.2006	F
EVN Liegenschaftsverwaltung Gesellschaft m.b.H., Maria Enzersdorf	EVN/Utilitas	100.00	EUR	860	–233	30.09.2006	F
EVN Macedonia DOOEL, Skopje, Macedonia[1]	EVN	100.00	MKD	–	–	–	F
evn naturkraft Erzeugungs- und Verteilungs GmbH ("evn naturkraft"), Maria Enzersdorf[2]	EVN	100.00	EUR	35,674	5,535	30.09.2006	F
EVN Netz GmbH, Maria Enzersdorf	EVN	100.00	EUR	386,134	46,542	30.09.2006	F
Energy Trading AD, Sofia, Bulgaria	ERP Plovdiv/ ERP Stara Zagora	100.00	BGN	25	–	31.12.2005	F
Energie Raum Mur Wasserkraftwerk Errichtungs- und Betriebs GmbH, Graz	WTK	50.00	EUR	291	262	31.12.2005	N
IN-ER Erömü Kft., Nagykanizsa, Hungary	EVN	70.00	HUF	1,938	8	31.12.2005	N
grafotech Beratungs- und Planungsgesellschaft m.b.H., Maria Enzersdorf	Utilitas	100.00	EUR	2,153	1,909	30.09.2006	F
Kabelsignal AG, Maria Enzersdorf	Utilitas	100.00	EUR	19,595	7,235	30.09.2006	F
Kraftwerk Nussdorf Errichtungs- und Betriebs GmbH, Vienna	evn naturkraft	33.33	EUR	41	3	31.12.2005	N
Kraftwerk Nussdorf Errichtungs- und Betriebs GmbH & Co KG, Vienna	evn naturkraft	33.33	EUR	5,733	–121	31.12.2005	E
Naturkraft Energievertriebsgesellschaft m.b.H., Vienna	EAA	100.00	EUR	658	27	30.09.2006	P
NÖKOM NÖ Telekom Service Gesellschaft m.b.H., Maria Enzersdorf	EVN	50.00	EUR	14,598	–1,512	31.12.2005	E
STEAG-EVN Walsum 10 Kraftwerksgesellschaft mbH, Essen, Germany	EVN Kraftwerk	49.00	EUR	–1,531	–3,316	31.12.2005	E
Switch Energievertriebsgesellschaft m.b.H., Salzburg	EAA	100.00	EUR	217	6	30.09.2006	P
Toplak Gesellschaft m.b.H., Breitenfurt	EVN	50.00	EUR	–26	–153	31.10.2005	E
Wasserkraftwerke Trieb und Krieglach GmbH ("WTK"), Maria Enzersdorf	evn naturkraft	70.00	EUR	749	–393	30.09.2006	F

F Fully consolidated company (subsidiary)
P Proportionally consolidated company
E Company included at equity (associated company)
N Not consolidated

1) The company was newly established in the financial year under review.
2) Merger with evn naturkraft GmbH & Co KG

2. EVN AG investments in the Environmental Services segment ≥ 20 % as at September 30, 2006

Company, registered offices	Share-holder	Interest %	Currency	Share-holders' equity Tsd	Last year's result Tsd	Balance sheet date	Method of con-solida-tion
ABeG Abwasserbetriebsgesellschaft mbH, Offenbach am Main, Germany	WTE Essen	49.00	EUR	208	27	30.09.2005	N
AVN Abfallverwertung Niederösterreich Ges.m.b.H., Maria Enzersdorf	EVN Umwelt	100.00	EUR	11,576	9,879	30.09.2006	F
BioBalance Baltic UAB, Kaunas, Lithuania	WTE Denmark	100.00	LTL	60	39	30.09.2006	N
Cista Dolina – SHW Komunalno podjetje d.o.o., Kranjska Gora, Slovenia	WTE Betrieb	100.00	SIT	15	–	30.09.2006	F
DTV Rt., Dunavarsány, Hungary	evn wasser	51.00	HUF	1,337	65	31.12.2005	N
EVN Projektgesellschaft Müllverbrennungsanlage Nr. 3 mbH ("EVN MVA3"), Maria Enzersdorf	EVN Umwelt/ Utilitas	100.00	EUR	37,182	–1,107	30.09.2006	F
EVN Umwelt Beteiligungs und Service GmbH, Maria Enzersdorf[1]	EVN Umwelt	100.00	EUR	–	–	–	F
EVN Umweltholding und Betriebs-GmbH ("EVN Umwelt"), Maria Enzersdorf	EVN	100.00	EUR	100,938	10,835	30.09.2006	F
evn wasser Gesellschaft m.b.H., Maria Enzersdorf	EVN/Utilitas	100.00	EUR	63,325	4,230	30.09.2006	F
OAO "EVN MSZ 3", Moscow, Russia	EVN MVA3	100.00	RUB	93,170	–2,463	31.12.2005	F
OAO "WTE Sud-West", Moscow, Russia	Süd-West	100.00	RUB	116,306	–159	31.12.2005	F
OOO Wassergesellschaft für Engineering und Beratung Moscow, Russia[1]	WTE Essen	90.00	RUB	3	–	31.12.2005	N
Saarberg Hölter Projektgesellschaft Süd Butowo mbH ("Süd Butowo"), Essen, Germany	WTE Essen	100.00	EUR	5,933	467	30.09.2006	F
SHW Hölter Projektgesellschaft Zelenograd mbH ("Zelenograd"), Essen, Germany	WTE Essen	100.00	EUR	12,155	965	30.09.2006	F
SHW Hölter Projektgesellschaft Slowenien mbH, Essen, Germany	WTE Essen	100.00	EUR	23	–4	30.09.2006	F
SHW/RWE Umwelt Aqua Vodogradnja d.o.o., Zagreb, Croatia	WTE Essen	50.00	HRK	–1	–214	31.12.2005	N
SHW Projektgesellschaft Pskov mbH, Essen, Germany	WTE Essen	100.00	EUR	21	–1	30.09.2006	N
Wasserver- und Abwasserentsorgungs-gesellschaft Märkische Schweiz mbh, Buckow, Germany	WTE Essen	49.00	EUR	526	14	31.12.2005	N
Wiental-Sammelkanal Gesellschaft m.b.H., Untertullnerbach	evn wasser	50.00	EUR	890	–2	31.12.2005	N
WTE Denmark A/S (WTE Denmark), Birkerod, Denmark[2]	WTE Essen	100.00	DKK	613	70	30.09.2006	F
WTE Projektna druzba Bled d.o.o., Bled, Slovenia	WTE Essen	100.00	SIT	13	15	30.09.2006	F
WTE Projektna druzba Kranjska Gora d.o.o., Kranjska Gora, Slovenia	WTE Essen	100.00	SIT	14	2	30.09.2006	F
WTE Projektna druzba Lasko d.o.o., Lasko, Slovenia	WTE Essen	100.00	SIT	–21	15	30.09.2006	F
WTE Projektgesellschaft Süd-West Wasser mbH ("Süd-West"), Essen, Germany	WTE Essen	100.00	EUR	47,439	–10	30.09.2006	F
WTE Betriebsgesellschaft mbH ("WTE Betrieb"), Hecklingen, Germany	WTE Essen	100.00	EUR	511	–	30.09.2006	F
WTE Vodice d.o.o., Zagreb, Croatia[1]	WTE Essen	100.00	EUR	–	–	–	F

Company, registered offices	Shareholder	Interest %	Currency	Shareholders' equity Tsd	Last year's result Tsd	Balance sheet date	Method of consolidation
WTE Wassertechnik GmbH ("WTE Essen"), Essen, Germany[3]	EVN Umwelt	100.00	EUR	58,531	2,586	30.09.2006	F
WTE Wassertechnik (Polska) Sp.z.o.o., Warsaw, Poland	WTE Essen	100.00	PLN	351	–31	30.09.2006	F
ZAO "STAER", Moscow, Russia	Süd Butowo	70.00	RUB	99	110	31.12.2005	N
ZAO "STAER-ZWK", Moscow, Russia	Zelenograd	70.00	RUB	262	245	31.12.2005	N
Zagrebacke otpadne vode d.o.o., Zagreb, Croatia	WTE Essen	48.50	HRK	52,211	21,313	31.12.2005	E
Zagrebacke otpadne vode – upravljanje i pogon d.o.o., Zagreb, Croatia	WTE Essen	35.00	HRK	1,381	2,451	31.12.2005	N

F Fully consolidated company (subsidiary)
E Company included at equity (associated company)
N Not consolidated

[1] The company was newly established in the financial year under review.
[2] Previously BioBalance A/S
[3] Merger with WTE Wassertechnik Austria GmbH

3. EVN AG investments in the Strategic Investments and Other Business segment ≥ 20 % as at September 30, 2006

Company, registered offices	Shareholder	Interest %	Currency	Shareholders' equity Tsd	Last year's result Tsd	Balance sheet date	Method of consolidation
ALLPLAN Gesellschaft m.b.H., Vienna	Utilitas	50.00	EUR	621	20	31.12.2005	E
ARGE Coop Telekom, Maria Enzersdorf	grafotech	50.00	EUR	61	–15	31.12.2005	E
Burgenland Holding Aktiengesellschaft ("BHAG"), Eisenstadt	EVN	69.60	EUR	75,451	5,966	30.09.2006	F
Burgenländische Elektrizitätswirtschafts-Aktiengesellschaft (BEWAG), Eisenstadt	BHAG	49.00	EUR	179,196	14,649	30.09.2005	E
BEGAS – Burgenländische Erdgasversorgungs-Aktiengesellschaft, Eisenstadt	BHAG	49.00	EUR	61,798	6,221	30.09.2005	E
Ernst Hora Elektroinstallationen Gesellschaft m.b.H., Vienna	first facility	100.00	EUR	66	13	31.12.2005	N
EVN Business Service GmbH, Maria Enzersdorf	Utilitas	100.00	EUR	680	495	30.09.2006	F
EVN Finanzmanagement und Vermietungs GmbH ("EVN FM"), Maria Enzersdorf	EVN	100.00	EUR	17,700	6,792	30.09.2006	F
EVN Finanzservice GmbH, Maria Enzersdorf	EVN FM	100.00	EUR	16,694	5,582	30.09.2006	F
EVN Finance Service B.V., Amsterdam, Netherlands[1]	EVN FM	100.00	EUR	–	–	–	N
EVN-Pensionskasse Aktiengesellschaft, Maria Enzersdorf	EVN	100.00	EUR	4,172	–137	31.12.2005	N
e&i EDV Dienstleistungsgesellschaft m.b.H., Vienna	EVN	50.00	EUR	2,014	409	30.09.2006	E
first facility GmbH ("first facility"), Vienna	Utilitas	100.00	EUR	789	345	30.09.2006	F
first facility Bulgaria EOOD, Sofia, Bulgaria	first facility	100.00	BGN	–12	–14	31.12.2005	N
first facility d.o.o., Zagreb, Croatia	first facility	100.00	HRK	–14	–17	31.12.2005	N
first facility Ingatlankezelö Kft., Budapest, Hungary	first facility/Ernst Hora	100.00	HUF	–40	–53	31.12.2005	N
first facility Imobile SRL, Bucharest, Romania[1]	first facility/Ernst Hora	100.00	RON	–	–	–	N
Österreichische Elektrizitätswirtschafts-Aktiengesellschaft (Verbund), Vienna	EVN	12.50	EUR	1,087,386	157,474	31.12.2005	N

Company, registered offices	Share-holder	Interest %	Currency	Share-holders' equity Tsd	Last year's result Tsd	Balance sheet date	Method of con-solida-tion
R 138-Fonds, Vienna	EVN AG/evn naturkraft/ EVN Netz/evn wasser/WTE	100.00	EUR	86,813	4,308	30.09.2006	F
RAG Beteiligungs Aktiengesellschaft ("RBG"), Maria Enzersdorf	EVN	50.05	EUR	101,341	50,854	30.06.2006	F
Rohöl-Aufsuchungs-Aktiengesellschaft, Vienna	RBG	75.00	EUR	101,161	66,807	31.12.2005	E
Utilitas Dienstleistungs- und Beteiligungs-Gesellschaft m.b.H., Maria Enzersdorf	EVN	100.00	EUR	33,633	6,620	30.09.2006	F
VCK Betonschutz + Monitoring GmbH, Mainz, Germany[1]	V&C	50.00	EUR	–	–	–	N
V&C Kathodischer Korrosionsschutz Gesellschaft m.b.H. (V&C), Pressbaum	Utilitas	100.00	EUR	430	176	31.03.2006	F
Wiener Stadtwerke Management Beta Beteiligungs GmbH, Vienna	Utilitas	47.37	EUR	916	–3	30.11.2005	N

F Fully consolidated company (subsidiary)
E Company included at equity (associated company)
N Not consolidated

[1] The company was newly established in the financial year under review.

▷ 68. Information on management and staff

The average number of employees during the 2005/06 financial year amounted to 9,973 (previous year: 6,654). On the balance sheet date, the Group employed 9,798 people (previous year: 6,575).

The total remuneration paid to active members of the Executive Board in the 2005/06 financial year amounted to TEUR 1,075.0 (previous year: 987.7); payments to former members of the Executive Board and their dependents totalled TEUR 834.8 (previous year: TEUR 1,231.3). In addition, pension commitments amounting to TEUR 6,152.0 (previous year: TEUR 5,419.5) apply to current members of the Executive Board.

The corporate bodies of EVN AG are:

Executive Board

Burkhard Hofer – Speaker
Peter Layr
Herbert Pöttschacher

Supervisory Board

Rudolf Gruber – Chairman
Stefan Schenker – Vice-Chairman
Traude Dierdorf (until November 21, 2005) – Vice-Chairman
Gerhard Posset – Vice-Chairman (from January 12, 2006)
Walter Aigner
Edgar Führer (until January 12, 2006)
Amir Ghoreishi (from January 12, 2006)
Norbert Griesmayr
Gottfried Holzer
Reinhard Jordan (until January 12, 2006)
Helmut Krünes (until January 12, 2006)
Dieter Lutz (from January 12, 2006)
Franz Madl (until January 12, 2006)

Reinhard Meissl (from January 12, 2006)
Bernhard Müller (from January 12, 2006)
Wolfgang Peterl
Leopold Richentzky (until January 12, 2006)
Martin Schuster (from January 12, 2006)
Michaela Steinacker
Franz Hemm – employee representative
Rudolf Rauch – employee representative
Manfred Weinrichter – employee representative
Otto Mayer – employee representative
Helmut Peter – employee representative
Leopold Rösel (until January 12, 2006) – employee representative
Peter Ruis – employee representative
Franz Ziegelwagner – employee representative

Maria Enzersdorf,
November 22, 2006

EVN AG

The Executive Board

Burkhard Hofer
(Speaker)

Peter Layr

Herbert Pöttschacher

Auditors' report

We have audited the consolidated financial statements of EVN AG, Maria Enzersdorf, for the fiscal year from October 1, 2005, to September 30, 2006. The company's management is responsible for the preparation and the content of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRSs) as adopted by the EU and for the preparation of the management report for the group in accordance with Austrian regulations. Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to state whether the management report for the group is in accordance with the consolidated financial statements.

We conducted our audit in accordance with laws and regulations applicable in Austria and Austrian Standards on Auditing and International Standards on Auditing (ISAs). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement and whether we can state that the management report for the group is in accordance with the consolidated financial statements. In determining the audit procedures we considered our knowledge of the business, the economic and legal environment of the group as well as the expected occurrence of errors. An audit involves procedures to obtain evidence about amounts and other disclosures in the consolidated financial statements on a sample basis. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit did not give rise to any objections. In our opinion, which is based on the results of our audit, the consolidated financial statements are in accordance with legal requirements and present fairly, in all material respects, the financial position of the group as of September 30, 2006, and of the results of its operations and its cash flows for the fiscal year from October 1, 2005, to September 30, 2006, in accordance with International Financial Reporting Standards (IFRSs) as adopted by the EU. The management report for the group is in accordance with the consolidated financial statements.

Vienna,
November 22, 2006

KPMG Austria GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Rainer Hassler m.p.
Maximilian Schreyvogl m.p.

Austrian Chartered Accountants

This report is a translation of the original report in German, which is solely valid. Publication of the consolidated financial statements together with our auditors' opinion may only be made if the financial statements are identical with the audited version attached to this report. § 281 Abs 2 öHGB applies.

Glossary

American Depositary Receipts (ADR) Certificates for non-American shares tradable in the USA.

Basic load/peak load Basic load is the constant energy consumption throughout the entire day. In contrast, peak load represents a high demand for energy in the electricity distribution network for short periods of time.

Beta factor (ß) A measurement for the relative risk of a share in comparison to the overall market.

Biomass Biomass represents the total mass of organic material (living creatures, dead creatures, intermediate catabolic products, and organic residue materials). Certain parts can be used in combined cycle heat and power plants in order to produce electricity and heat.

Book value/share Book value of share capital divided by the number of shares at the balance sheet date.

Capital Employed Equity plus liabilities subject to interest.

CO_2 Chemical designation for carbon dioxide.

CO_2 emission certificate trading Within the framework of the EU-wide emission certificate trading system, the Member States distribute CO_2 emission rights to companies. Those firms whose actual CO_2 emissions exceed the volume of the allocated certificates must purchase additional emission rights.

Cash flow Balance of the flows (inflows and outflows) of cash and cash equivalents. Serves as an indicator for the assessment of the financial strength of a company, as well as its ability to make dividend payments, debt repayments and investment financing from its own funds. The cash flow is divided into cash flow from operating, investing and financing activities.

Cash generating unit (CGU) The smallest, identifiable group of assets to generate independent cash flows, which are largely autonomous from the cash flows of other assets, or asset groups. The cash value of future cash flows can be employed for the valuation of the respective CGU.

Combined cycle heat and power generation/ cogeneration Simultaneous generation of electrical energy and heat in an energy generating facility. The combined production enables the plant to achieve a high level of efficiency, and thus to optimally use the primary energy used.

Consolidation range The consolidation range includes every company incorporated in the consolidated financial statements. The precondition is a dominating influence of the parent company. This is given if the parent company is either directly or indirectly in a position to determine the financial and business policy of the subsidiary. The inclusion of a subsidiary commences with the beginning of the dominating influence by the parent company and ends with its termination.

Corporate Governance Code A code of behavioural guidelines for companies, which define the principles for the management and controlling of a company. They do not represent a compilation of legal statutes, but rather a set of guidelines which companies voluntarily adhere to.

Coverage ratio Ratio of the volume of electricity produced in own power generating facilities and the total electricity sales volumes of a company.

Degree of efficiency The efficiency of a plant comprised by the ratio of input to output (e.g. the quantity of electrical energy generated in ratio to the primary energy employed).

Quota (pro rata) consolidation Quota or pro rata consolidation only includes the assets and debts of the subsidiary in the consolidated financial statements in accordance with the level of the shareholding of the parent company in the particular subsidiary.

Rating Evaluation of issuers and borrowers in relation to their economic strength. Internationally recognised rating agencies include Standard & Poor's and Moody's.

Rating systems

	S&P's	Moody's
"Investment Grade"		
Best quality/very good/good	AAA...AA	Aaa...Aa3
Satisfactory	A+...BB+	Baa1...Baa3
"Non-Investment Grade"		
Inadequate	BB+...B–	Ba1...B3
Poor standing	CCC+...CCC–	Caa1...Caa3
In default	D	–

Renewable energy Energy won from regenerative sources (solar energy, biomass, hydroelectric and wind generating power).

Return on capital employed (ROCE) The return on capital employed (ROCE) determines the return on the capital utilised within a company. For the calculation of this parameter, the net profit for the period and the interest expenses less tax effects are compared with the average booked capital employed. In order to consistently show the development of the value contribution, the operating ROCE (OpROCE) is adjusted for impairments and one-off effects.

Return on equity (ROE) Return on equity is a parameter used for the calculation of the value creation of a company on the basis of equity. For the calculation of this paramater, the net profit for the period is compared with the average booked equity.

Syndicated loan A binding commitment on the part of a banking consortium to provide a line of credit, which a company can draw upon in varying amounts, repayment terms and currencies.

Unbundling Within the framework of the liberalisation process in Europe's electricity and gas markets, utilities are required to carry out an unbundling (separation, spin-off) of their network operations from the rest of the functions carried out by energy supply companies. Various models are to be considered: the fully-functional model (transfer of network property and operation management to a company subsidiary); the leasing model (leasing of the network to a company subsidiary), or operation management model (management of network operations by a company subsidiary). EVN chose to implement the fully functional approach, and has already transferred its electricity and gas distribution networks as well as the pertaining management operations to EVN Netz GmbH.

Vertical integration In the business world, vertical integration is understood as meaning the grouping of companies on different production levels of the value-added chain under a single management. For example, in the energy industry, a single company carries out sourcing/generation, transmission/network operations and sales.

Value-at-Risk (VaR) Process to calculate the potential loss arising from price changes of a specified trading position by assuming a certain level of probability.

Waste incineration

Controlled, large technical incineration of refuse, carried out at temperatures surpassing 1,000°C, leading to the destruction or disposal of toxic substances. At the same time, the energy contained in the refuse is released, and used to produce electricity or for district heating purposes.

Weighted average cost of capital (WACC)

The weighted average cost of capital (WACC) of a company consists of debt and equity capital costs, weighted according to their share in total capital. The actual, average credit interest is used as debt capital costs, while the equity costs correspond with the return on a risk-free investment plus a risk markup, which is individually calculated for every company.

○ I would like to receive detailed information about EVN. Please send me your Letters to Shareholders and future Annual Reports.

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DVR 0024341 – AR05/06

The EVN share – basic information

Share capital, denomination	EUR 99,069,392.62 40,881,455 non-par value shares
ISIN security code number	AT0000741053
Tickers	EVNV.VI (Reuters); EVN AV (Bloomberg); AT; EVN (Dow Jones); EVNVY (ADR)
Stock exchange listing	Vienna
ADR programme; depositary	Sponsored level one ADR program (5 ADR = 1 share); Bank of New York
Ratings	A1, stable (Moody's) A, stable (Standard & Poor's)

Financial calendar 2006/07[1)]

78th AGM	January 18, 2007
Ex-dividend day	January 23, 2007
Dividend payment	January 29, 2007
Results Q1 2006/07	February 27, 2007
Results H1 2006/07	May 31, 2007
Results Q1–3 2006/07	August 28, 2007
Annual results 2006/07	December 13, 2007

1) Preliminary

EVN Online Annual Report 2005/06
www.investor.evn.at/gb/ar2006

Name

Address

Post code City

Country

EVN AG
Investor Relations

EVN Platz
A-2344 Maria Enzersdorf
Austria

Our service to investors includes the postage of all written company information. Should you be interested, please return the adjacent reply card.

In addition, we cordially invite you to visit our investor homepage at **www.investor.evn.at,** where you will find a wealth of information.

EVN AG

Head Office
EVN Platz
A–2344 Maria Enzersdorf
Phone +43 2236 200–0
Fax +43 2236 200–2030

Investor Relations
Klára Székffy
Phone +43 2236 200–12745
Fax +43 2236 200–82745
E-mail investor.relations@evn.at

Information on the Internet
www.evn.at
www.investor.evn.at
www.responsibility.evn.at

◁ EVN Group chart

Printed on chlorine-free bleached paper

Published by

EVN AG
EVN Platz
A-2344 Maria Enzersdorf

We have put together this annual report with the greatest possible diligence, and have checked the data. Nevertheless, rounding off, compositor's or printing errors can not be excluded. In the summing up of rounded amounts and percentages, the application of automatic calculating devices could result in rounding-off differences.

This annual report also contains forward-looking statements, estimates and assumptions which are based on all the information availabe to us at the time when this document was completed. Such statements are typically made in connection with terms such as "expect", "estimate", "plan", "anticipate" etc. We would like to point out that, due to a variety of different factors, the performance and results achieved by the company may differ from the expectations and forward-looking statements contained in this report.

This annual report is also available in German. In case of doubt, the definitive version is the German one.

Editorial deadline: November 23, 2006

The EVN Group

Main EVN Group subsidiaries

- 100 **EVN Netz GmbH** – Operation of electricity and gas networks
- 45 **EnergieAllianz Austria GmbH** – Joint EnergieAllianz partner sales subsidiary
- 100 **EVN Energievertrieb GmbH & Co KG** – Electricity and gas sales to end customers within EnergieAllianz
- 45 **e&t Energie Handelsgesellschaft mbH** – Joint EnergieAllianz partner energy trading and sourcing subsidiary
- 67 **ERP Plovdiv AD** – Regional electricity supply in Bulgaria
- 67 **ERP Stara Zagora AD** – Regional electricity supply in Bulgaria
- 90[1] **ESM AD** – Electricity supply in Macedonia
- 100 **EVN Kraftwerks- und BeteiligungsgmbH**
  - 49 **STEAG-EVN Walsum 10 KraftwerksgmbH** – Construction of a coal-fired power station in Duisburg, Germany
- 15.7 **EconGas GmbH** – Joint EnergieAllianz partner, OÖF and OMV gas trading and large customer sales company
- 100 **evn naturkraft Erzeugungs- und Verteilungs GmbH** – Electricity generation from renewable energy sources
- 50.05 **RAG Beteiligungs AG**
  - 75 **Rohöl-Aufsuchungs-AG** – Oil and gas exploration and production, gas storage
- 12.5 **Österreichische Elektrizitätswirtschafts-Aktiengesellschaft (Verbund)** – Power generation and Austrian high voltage grid
- 69.6 **Burgenland Holding AG**
  - 49 **Burgenländische Elektrizitätswirtschafts-AG (BEWAG)** – Electricity supply
  - 49 **Burgenländische Erdgasversorgungs-AG (BEGAS)** – Gas supply
- 50 **Toplak GmbH** – Mobile electricity supply

- 100 **evn wasser GmbH** – Lower Austrian drinking water supply
- 100 **EVN Umweltholding und Betriebs-GmbH**
  - 100 **WTE Wassertechnik GmbH** – Drinking water supply and waste water services
  - 100 **AVN Abfallverwertung Niederösterreich GmbH** – Waste incineration
  - 99 **EVN Projektgesellschaft MVA3 mbH** – Waste incineration, Moscow (1)
- 100 **Utilitas Dienstleistungs- und Beteiligungs GmbH**
  - 100 **Kabelsignal AG** – Cable TV and Internet services
  - 50 **Allplan GmbH** – Building utility, energy and environmental engineering
  - 100 **first facility GmbH** – Facility management
  - 100 **grafotech Beratungs- und Planungsgesellschaft mbH** – Digital cartography
  - 100 **V&C GmbH** – Cathodic corrosion protection
  - 100 **EVN Business Service GmbH** – General Services
- 50 **NÖKOM NÖ Telekom Service GmbH** – Provincial government telecommunications network
- 100 **EVN Finanzservice GmbH** – Group financing

□ Energy business
□ Environmental services
■ Other infrastructure and supplementary services

[1] ESM AD was acquired by EVN in April 2006. EVN received 70.1% of the shares in ESM AD at the time of acquisition and has a claim to acquire a further 19.9% stake, due to the fact that the EBRD did not exercise its purchase option. Thus, EVN will own 90% of the shares in this company.

As at November 2006
The main operative companies and Group holding companies are shown. Interests in %.

Energie vernünftig nutzen

EVN

Sustainability Report 2005/06



Respecting values

Intensification of EVN's **CSR management** – swift **integration of the new subsidiaries in Bulgaria and Macedonia** – **focus on creating a common corporate culture – significant energy and infrastructure project** for the Lower Austrian central region – **considerable investments in renewable energy** – wind power generating capacity **more than doubled**

EVN seeks to minimise the environmental impact of its activities and strives to make an important contribution to the maintenance of the general ecological balance.

We feel an obligation to the principle of sustainability and adopt a responsible approach to the resources entrusted to us. Our aim is to secure the long-term quality of the environment for future generations. We endeavour to balance ecological, economic and social objectives.

EVN ensures compliance with all statutory requirements through the use of the very latest technology.

In addition, the company is committed to constant improvements in the standard of its environmental performance. Accordingly, plants causing emissions are accredited according to EMAS and ISO 14001 and subjected to annual external audits.

All of EVN's energy generation plants are of state-of-the-art design. In this connection, the environmental upgrading of existing capacity and installation of new plants at established locations are of special importance. At the same time, the company endeavours to husband resources through the highest possible efficiency levels and further the development of innovative, environmental protection technologies.

EVN employs a flexible generation mix comprised of energy from water, heat and renewable sources. Resource conservation constitutes a yardstick for our activities and therefore, the use of renewable fuels is an established feature in our strategies. Through increased efficiency, the utilisation of alternative energy sources and waste treatment, we make a valuable contribution to the climate protection targets of the EU, the Austrian Republic and the federal province of Lower Austria.

In the course of its energy transmission activities, EVN pays close attention to landscape conservation. Local network cabling projects and optimum line routing are two examples of this policy.

The flows of material within our company are carefully monitored and controlled, facilitating waste prevention, recycling and correct disposal, in that order. The company also applies ecological criteria when selecting its material and equipment suppliers, and waste disposal contractors.

Efficient, customer-oriented energy consulting is a matter of key importance to EVN. In addition to economic considerations, this also involves ecological aspects. Energy saving is one of the core principles of EVN consulting.

The comprehensive range of tasks for an ecologically oriented company is so wide, that only well-informed and motivated employees can accomplish it. Therefore, EVN regards staff training and identification with the company's ecological policy as a major priority.

EVN corporate policy statement

The company
We are an energy and infrastructure services group based in the federal province of Lower Austria. We co-operate with both national and international partners and also carry out assignments via affiliated companies.

We intend to fulfil customer expectations and needs through our range of products and services in the energy, water, waste incineration and infrastructure services areas. As a result, we also contribute to the general quality of life.

We compete in the market as a quality supplier.

Our customers
Customer satisfaction is our top priority. Therefore, we deliver high-quality products and prompt service in a customer-friendly manner.

Our business range primarily involves the supply of electricity, natural gas, heat and water, as well as the treatment of wastewater and waste. Apart from these activities, we also provide numerous related services.

Our competence and infrastructure furnish us with opportunities for the expansion of our range of activities into additional, related areas of business and the supply of our services in new markets.

Together with our customers, we realise the basic principle of "Using energy wisely". Consequently, we offer extensive consulting and customised solutions.

Our shareholders
We have an obligation to provide our owners with sustained corporate success.

This not only includes the generation of adequate earnings and the payment of appropriate dividends, but also the focused further development of our business.

We aim for an open and long-term relationship with both our Austrian and international shareholders. To this end, we endeavour to achieve transparency through a comprehensive flow of information.

Our employees
Our claim with regard to the excellent quality of our products and services requires responsible, well informed and highly qualified employees, who are prepared to provide outstanding performance even under demanding circumstances.

High levels of personal initiative, mutual respect and team spirit contribute to sustained corporate success. Employee health care, safety, training and further training represent a company priority.

Our conduct and commitment play a major role in shaping the company's public image.

Our responsibilities
We are answerable to our customers, owners and employees. Therefore, economic prudence and sustainability constitute the business principles governing every aspect of company activity.

We have a responsibility to society. The intelligent use of energy and renewable energy sources, as well as a careful approach to nature, represent the benchmarks for our activities. The highest possible energy efficiency and innovative environmental protection systems are our goal.

We have a responsibility towards the general public. Accordingly, we feel obliged to pursue a policy of transparency, open communications and active corporate governance.

EVN meets its social responsibilities by opposing every form of discrimination in the workplace and day-to-day business.

We contribute to the sciences, arts and culture in a manner appropriate to our company.

Through the implementation of this corporate policy, we fulfil our claim to competence, "Using energy wisely."



"The youth of today is our tomorrow. Therefore, we take our responsibilities for the coming generation very seriously and place a special focus on the training of qualified apprentices. At present, EVN has 86 apprentices in a diversity of areas. They represent both a long-term source of skilled labour for our company and a clear affirmation of our commitment to shared responsibility."

Burkhard Hofer, the Speaker of the EVN Executive Board, in conversation with electrical installation engineering apprentices.


EVN
EVN

We are a leading Austrian energy and environmental services group with headquarters in Lower Austria, the nation's largest federal province. The EVN Group provides its customers with electricity, gas, heating, water, waste incineration and related services by means of a highly advanced infrastructure.

As a growth-oriented company, EVN is also endeavouring to share in the dynamic growth potential of the Central and Eastern European markets. The focus of our interest is primarily South East Europe, which offers diverse opportunities to expand our business operations. Within the framework of the privatisation process for the electricity industry, we have succeeded in establishing a solid foothold in the region. Through our majority shareholding in two Bulgarian electricity supply companies, we now provide power to approximately one-third of all electricity customers in Bulgaria. In Macedonia, we recently acquired the national electricity distribution company. As a consequence of these acquisitions, we have been able to significantly increase the number of our electricity customers in a period of only two years, from around 800,000 to the current level of close to three million.

As a provider of environmental services, we also strive to take advantage of the dynamic growth potential in the entire Central and Eastern European business region. Through fully owned subsidiaries, we are now successfully operating in Austria, as well as in ten CEE markets in the fields of water, wastewater treatment and thermal waste incineration. Our primary focus is to serve as a partner to communities and companies, offering state-of-the-art solutions, which are professionally developed and implemented, in order to meet all water supply, wastewater treatment and waste management challenges.

Our priority is to create sustainable value and achieve long-term value enhancement in the interests of the customers, shareholders and employees, by exploiting the synergies among the different business areas of the EVN Group, both in Austria and other markets.



Respecting values

Two issues represent the focal point of this year's Sustainability Report. In its sustainability-oriented corporate management, EVN is committed to respecting values. Accordingly, EVN not only considers the economic aspects of its operations, but strives to achieve a reasonable balance between the interests of all stakeholders. In addition to enabling economic success and an appropriate increase in shareholder value, Group responsibilities also extend to the careful use of natural resources, the creation of attractive working conditions for employees, and a proactive contribution to the corporate social environment. This approach encompasses an open dialogue, as well as dealing with issues relating to ensuring future energy supplies.

acting responsibly



[illegible] incineration plant, built and operated by the EVN subsidiary

Thinking about



Assuming responsibility today, for the world of tomorrow. This has a dual meaning with regard to EVN's business activities in the environmental field. Through its entry into the drinking water, wastewater treatment and waste incineration markets, EVN has done more than just establish a platform for future Group success. The company's subsidiaries in the environmental segment, evn wasser, WTE and AVN, are also making a considerable contribution towards solving important supply and disposal problems.

TOMORROW



ACCEPTING

Respect and considerateness constitute important EVN values with regard to the environment. This is underlined by extensive measures aimed at conserving natural resources and minimising the environmental impact of company activities. These range from ongoing efforts to achieve the highest possible efficiency in all plants, to the use of the most advanced technologies available for flue gas cleaning.


Respecting VALUES
acting RESPONSIBLY



Inexhaustible supplies of energy, a dream since time immemorial, is finally becoming reality through the use of renewable energy sources. Hydro- and wind power, as well as biomass, a renewable energy source, all play an important role in EVN's primary energy mix. CO_2-free and safe. Around 33% of the electricity supplied by EVN in Lower Austria will derive from these sources in the future. And the trend is upward.

Using natural energy



The evn naturkraft wind farm at Obritzberg/Statzendorf
Respecting VALUES
acting RESPONSIBLY

DIALOGUE

"Talking brings people closer". Therefore, EVN has adopted a proactive, stakeholder communications policy, involving a clear and candid dialogue with shareholders, employees, customers and partners that also extends to the media and NGOs. And not just in Lower Austria, but in other Group markets as well. Indeed, EVN has very successfully implemented numerous projects with partners in recent years.



Members of the evn bulgaria Executive Board in discussion with a customer at the company offices in Plovdiv.

Respecting VALUES
acting RESPONSIBLY

bulgaria among partners


ЛОВДИВ



Electrical installation engineering apprentices during training

The HUMAN


EVN

success factor

Competent and motivated employees represent the main driving force behind EVN's dynamic business development. This is why the company is intensifying its efforts to provide sound training and a broad spectrum of professional development courses. Numerous initiatives such as attractive working conditions, part-time working for parents, a comprehensive health care programme and a diversity of other social benefits promote workforce motivation. The result is a high level of job satisfaction among the personnel and a low fluctuation rate.

Highlights 2005/06

- Intensification of EVN's CSR management activities.
- EVN stakeholder survey provides a reorientation of the content of the Sustainability Report.
- Significant energy and infrastructure project in the central area of Lower Austria, involving investments of EUR 180m in renewable energy.
- Wind power capacity more than doubled.
- Major expansion in heat generation using biomass.
- The biomass-fired Bad Vöslau district heating plant wins the Eco-Management Climate Prize 2006.
- Integration of the new subsidiaries in Bulgaria and Macedonia.
- Focus on a common corporate culture.
- Targeted furtherance of managerial staff and trainee managers.
- EVN placed third in Austria's list of most responsible companies for 2006.
- EVN is placed sixth among Europe's 500 fastest growing companies.
- The 2004/05 EVN Sustainability Report attains sixth place in the Austrian Sustainability Reporting Awards.

Key indicators 2005/06

		2005/06	2004/05	+/– %
Economy				
Sales revenue	EURm	2,071.6	1,609.5	+28.7
Operating result (EBIT)	EURm	184.4	131.0	+40.7
Group net result	EURm	221.9	144.4	+53.7
Ecology				
Electricity production from wind power plants	GWh	111.8	63.5	+76.1
Electricity production from hydropower plants	GWh	775.7	803.0	–3.4
Heat generation using biomass	GWh	252.1	183.2	+37.6
Employees				
Employees	Total	9,973	6,654	+49.9
Expenditure on training and further training	EURm	2.1	1.1	+90.9
Days lost due to industrial accidents	Total	562	401	+40.1



www.responsibility.evn.at

Contents

Scope of the report

The period under review covered by this Sustainability Report relates to the EVN AG 2005/06 financial year (October 1–September 30, 2006). The report includes the scope of consolidation of the EVN Group, which apart from EVN AG as the parent company, consists of 43 fully consolidated enterprises and four companies consolidated at equity (please see the EVN Annual Report 2005/06). If, in individual cases, all these companies are not included, this is stated separately in the report.

The liberalisation of the European electricity and gas markets foresaw an unbundling of the network sector from the other energy supply functions. During the realisation of this goal, in the past financial year, EVN spun off its entire electricity and gas network sector, including personnel, plants, network operations, operational management, technical services and maintenance in the form of EVN Netz GmbH. With the exception of the sub-section, "EVN as the water advocate", the "sustainable energy distribution" section of "The general public and media", relates exclusively to EVN Netz GmbH.

Editorial closing date: November 23, 2006

Respecting values – acting responsibly

Dear Reader,

As a sustainability-oriented supplier of energy and environmental services, the EVN Group is committed to seeing economic, social and ecological factors as an entity. We regard stable and economically successful Group development as a basic prerequisite for the fulfilment of the expectations of our customers and owners, as well as the provision of employment.

The central challenges currently facing EVN consist of a conservationist approach to resources and the reduction in the emissions relating to the supply of energy. The company is already making a major contribution in this connection, both with regard to the efficient use of energy and the increased employment of renewable fuels.

As an important company in our supply areas, we also fulfil our social obligations. With our products and services we secure and enhance the quality of life of our customers. We regard our employees as important know-how carriers, who determine long-term corporate success. At the same time, we are willing to discuss the social questions and problems relating to our environment and develop solutions on the basis of consensus.

We have made good progress with regard to the newly designed Corporate Social Responsibility (CSR) management system introduced at the beginning of the past financial year. In order to intensify our efforts in the CSR area, a separate organisation has been established, which apart from the definition of relevant topics and points of emphasis and the preparation of appropriate measures, has the primary task of strengthening the anchorage of the sustainability concept throughout the Group.

This year, we have adopted a new approach to the structure and the focal points of the content of the Sustainability Report. In order to respond in a more targeted manner to the interests and information requirements of our readers, during the preparation of the report, we completed a survey among interested groups. One of the key themes for virtually all those questioned was the area of renewable and alternative energies. In addition, the stakeholders showed acute interest in EVN's future perspectives in the areas of ecology and social matters. Accordingly, these topics have been allocated special attention in this year's report, which as opposed to its predecessors, is structured according to stakeholder groups.

In order to achieve actuality, we have focused on the most important results achieved by EVN during the past financial year from the sustainability viewpoint. Without doubt these include the increased employment of renewable energy sources, the swift integration of our new subsidiaries in Bulgaria, the successful launch of appropriate measures in Macedonia, where EVN purchased the national power supplier, ESM AD, in April 2006, and intensive efforts aimed at the creation of a common corporate and management culture throughout the Group. Measures, which following the considerable growth of recent years, represent prerequisites for the securing of the sustained success of the Group.

During the past year, we were also able to achieve a number of successes in co-operation with partners. One of the highlights in this connection was undoubtedly the award of the Lower Austrian Eco-Management Climate Prize for the biomass-fired heating plant built jointly with the municipal borough of Bad Vöslau. Numerous interesting projects are currently in the realisation phase in the biomass, drinking water, wastewater and waste incineration sectors and underline the attractiveness of the EVN Group as a partner for local government on both a national and international level. This fact is further evidenced by two



From l. to r. Herbert Pöttschacher, Burkhard Hofer, Peter Layr

major projects in Moscow, consisting of a drinking water treatment plant and a waste incineration facility.

In May 2006, we made public a scheme of far-reaching significance to our domestic market in Lower Austria. This undertaking, which has the Dürnrohr power station and waste incineration plant as its starting point, will involve five individual projects and investment of up to EUR 180m in the coming three years. The scheme will incorporate the building of a large-scale biomass plant, the environment-friendly supply of biomass and coal by water using the nearby Danube, the augmentation of the district heating supply to the Sankt Pölten area through heat bleeding in the Dürnrohr power station, the supply of process steam from the power station to a neighbouring industrial company and the enlargement of the waste incineration plant.

We will achieve numerous positive effects through this package, ranging from an increase in own production and thus our independence, to an improvement in energy efficiency and the expanded use of the share of renewable energy sources in our own electricity production to a level of 33% by 2010. Naturally enough, this will result in a considerable reduction in CO_2. At the same time, we will further consolidate our position in our domestic Lower Austrian market and thus underline our responsibility for our core supply area.

We regard the numerous awards presented to EVN during 2006 as confirmation of our endeavours in the sustainability area. Following a no.1 CSR "responsible company" ranking in 2005, in September 2006, we were rated third among Austria's 100 largest companies. Furthermore, in November 2006, the 2004/05 EVN Sustainability Report came in sixth in the Austrian Sustainability Reporting Award (ASRA) of the Chamber of Fiduciaries. The enormous expansion in the EVN Group workforce was also the object of international recognition in the period under review. In the annual rankings of companies with exceptional employment growth in the past three years, which are drawn up by Europe's 500 in conjunction with KPMG and Microsoft, EVN was the best placed Austrian company for the 2004/05 financial year, coming in sixth among enterprises from 28 European countries.

Respecting values – acting responsibly. The motto for this year's Sustainability Report points the way ahead for our future activities. In years to come, EVN will continue to make every effort to achieve a balance among the interests of all the company's stakeholders. Long-term success can only be secured by responsible action, which is therefore sustainable in the best sense of the word.

Burkhard Hofer | Peter Layr | Herbert Pöttschacher

Maria Enzersdorf,
November 2006

Company and strategy

Vision and goals

As an independent, listed supplier of energy and infrastructural services, located in Lower Austria, the EVN Group has the strategic objective of obtaining and then retaining a leading, long-term position in selected CEE markets.

In this connection, Corporate Social Responsibility forms a major aspect of EVN's corporate approach. For EVN this means an active commitment to ongoing improvement and the balanced consideration of the economic, social and ecological development of the entire Group. Accordingly, in September 2005, EVN joined the UN Global Compact. Beginning in Lower Austria, which is EVN's traditional supply area, the company is seeking to anchor the principles of sustainability-oriented management throughout the Group. The final goal is a uniform strategy of sustainability for the entire company.

All in all, the EVN Group sees its responsibilities as comprising the following:

- The supply of its **customers** with top quality performance at competitive prices.
- The provision of its **employees** with attractive working conditions and an appropriate share in company success.
- The furnishing of **shareholders** with sustainable value added on their capital investment.
- A fair approach to **partners** and **suppliers.**
- The maintenance of an active dialogue with the **public,** an open attitude to social discourse and the making of an appropriate contribution within the company's areas of activity.
- In addition, EVN accepts an obligation to minimise the effects of its activities upon the **environment.**

EVN's guiding principles in this connection are:

- Security of supply.
- A responsible approach to resources.
- The creation of modern infrastructure.
- The systematic supply of quality.

The consideration of these principles in all company activities, from the sourcing of raw materials and energy generation, to customer services and investment decisions, forms the foundation for the desired sustainable and successful development of the EVN Group.

Strategy

As early as 2000, EVN began to expand its portfolio, comprised of the supply of electricity, gas and heating to Lower Austria, to include related business areas on both a domestic and international level. In the intervening years, this policy has been systematically pursued through a series of acquisitions, expansionary steps and projects.

Today, the EVN Group is successfully active as a customer-oriented supplier of energy and environmental services in 13 countries. In addition to the integrated supply of electricity, gas and heating, the portfolio now incorporates the supply of water, wastewater treatment, waste incineration and other infrastructural services, all of which represent business areas with dynamic growth perspectives.

Within its strategic framework, the EVN Group has the following focal points:

- Strengthening of the corporate profile as an **energy and environmental services supplier.**
- **International expansion** in growth regions, above all Eastern Europe.
- Increased flexibility and **independence in the electricity and heat generation areas.**
- Further expansion of the new **water, wastewater and waste incineration** business areas.
- Enhanced earnings capacity derived from **targeted financial investments** in the energy and infrastructure sector.
- Consolidation of the competitive position through **alliances.**

Among other aspects, the concrete realisation of these focal points involves:

- Maximum increases in the efficiency of existing generation capacity.
- Expanded use of renewable energy sources.
- The creation of additional power station capacity.
- The optimisation of existing distribution networks.
- The installation of new electricity, gas, heating and water distribution networks, as well as telecommunications networks.
- The completion of drinking water and wastewater treatment plants and waste incineration facilities.
- An extensive range of energy consulting services.
- Comprehensive employee training and further training initiatives.
- The swift integration of the new subsidiaries in Bulgaria and Macedonia.

Corporate Social Responsibility

Corporate Social Responsibility (CSR) describes responsible entrepreneurial behaviour, which goes beyond the actual business activity of a company. CSR is defined as the social responsibility of enterprises to implement sustainability into their dealings, which means corporate management that takes economic, ecological and social factors into balanced account.

Corporate Social Responsibility management and organisation

EVN has long been committed to the objective of sustainable corporate management. Indeed, an advisory body was founded in November 1991, to assist with environmental matters. This subsequently became the Environmental and Social Responsibility Advisory Committee, which advises EVN upon important sustainable management issues in the ecological and social areas and their effects in economic, energy industry and corporate strategy terms, as well as considering national and international developments. The members of the Environmental and Social Responsibility Advisory Committee are listed at the end of the report (please see page 62).

In order to accommodate a greater degree of sustainability in corporate activities, since October 2005, the EVN Group has had its own Corporate Social Responsibility (CSR) management. EVN thus underlines its responsibility to take into account all the relevant framework factors relating to long-term, balanced development.

Corporate Social Responsibility (CSR) organisation

CSR management, which was initiated at the beginning of October 2005, is directly responsible to the Executive Board. It determines CSR strategy and the corresponding programme of measures for the entire Group. A separate CSR team has been appointed to administer the co-ordination of CSR activities within the Group, which include the drawing up of basic principles and measures, their communication and implementation and the preparation of resolutions connected to CSR topics. This team consists of representatives from the Corporate Communications, Human Resources, Investor Relations and Environmental Controlling/Safety Department.

Whenever required, temporary working groups assist this permanent body in specific matters, in order to ensure that all the relevant areas in the Group are involved. The task of the working groups is to prepare proposed measures and then supervise the implementation of the activities agreed.

Corporate Social Responsibility (CSR) management structure

CSR management (complete Executive Board)
Determines EVN Group CSR strategy and programme

CSR advisory team
Strategic orientation and co-ordination of all CSR activities

Temporary working groups
Support of the CSR advisory team
Preparation of suggestions for new activities and supervision of the implementation of previously agreed measures

Group services | Generation | Networks | Energy supply | South East Europe | Environmental Services

CSR management promotes the structured, Group-wide implementation of EVN's sustainability strategy.

Numerous CSR working groups

During the 2005/06 financial year, temporary working groups were established on the basis of the new Group structure in co-ordination with the affected units. The working groups all have differing assignments. For example, one of them is preparing a Code of Conduct and a joint sustainability programme for the entire EVN Group. These endeavours will be accompanied by an intensification of efforts aimed at raising internal and external awareness levels regarding the topic of sustainability. Furthermore, work is to continue on the implementation of both an internal environmental reporting system throughout the Group and environmental risk controlling. The "sustainable sourcing" working group also commenced its activities during the past financial year (for details please see page 35). The subsidiaries in Bulgaria and Macedonia are currently mainly concerned with cultural and personnel integration, as well as linkage with the EVN environmental management system (see page 45 ff.). In order to raise the professionalism of its social sector sponsoring, EVN plans to introduce a company social fund within the scope of CSR activities (see page 27).

Positive progress

All the working groups have already provided interesting, interim results. In particular, positive progress has been made with regard to the targets defined in the preceding year:

- The processes required for the securing of **sustainable sourcing** were initiated in ten product areas (see page 35).
- Following the completion of important phases, the **integration** of both subsidiaries in Bulgaria is already well advanced, while in Macedonia the appropriate processes were started immediately after the takeover of ESM AD (see page 45).
- During the past year a fundamental study was prepared relating to the **analysis of the balance between ecological, economic and social aspects** within EVN and this will now serve as a guideline for the determination of CSR management focal points.
- The **expanded use of renewable energy sources** made constant progress (see page 15 ff.)

Sustainability workshop

In order to lend even greater depth to the sustainability process and involve a larger number of employees, a "sustainability workshop" is planned for January 2007. Employees from every area of the Group are to participate in this two-day event with the aim of enhancing their basic understanding of the concept of a sustainable business approach and increasing their know-how for its implementation.

Moreover, following a general assessment of EVN's CSR activities within their social context, a detailed analysis and discussion of the actual CSR process employed is also planned. Apart from a detailed study of the situation at EVN, examples of implementation at other companies will also be considered.

The results of the workshop, which should it prove successful, will be repeated with other employees, will provide valuable input for the activities of the CSR management and the working groups.

Share of EMAS accredited plants in electricity and heat generation


26.6%
73.4%

Electricity generation


29.5%
70.5%

Heat generation

- Plants accredited according to EMAS
- Plants not accredited according to EMAS

Integrated management system

In order to further develop its existing management system, EVN is currently working on the concept of an integrated management system (IMS). Some ten years of practical experience with an environmental management system based on EMAS and ISO 14001 have shown that it makes sense to implement other existing systems. Concentration into a complete system forms an excellent basis for simplification, the use of synergies and the prevention of overlaps.

Within IMS, the demands relating to quality, economy, environmental protection, work safety, legal matters and security should be combined to form a unified system and all the related measures be planned and implemented in a standardised structure. As opposed to the employment of individual, isolated management systems, the use of synergies and the concentration of resources facilitates leaner and more efficient management.

In an initial step, during the past financial year EVN extended the environmental audit to include the areas of work safety, fire protection and CO_2 in line with the Austrian Emission Certificate Act. As a result, existing synergies in every area could be efficiently utilised for the first time.

As is the case with EMAS and ISO 14001, the nucleus of the IMS is formed by the continuous improvement process. This ensures that key indicators and environmental impact are pinpointed and analysed, strengths and weaknesses are defined and potential scope for improvement is both identified and exploited.

As a growth-oriented company, EVN is endeavouring to participate in the dynamic economic development taking place in the CEE states and therefore, during recent years has markedly expanded its activities in the region. Starting from the platform provided by energy supply in Austria, not only has access to the Bulgarian and Macedonian energy markets been achieved, but via its subsidiaries WTE and AVN, EVN is also enjoying success in a total of ten countries with numerous projects in the fields of water supply, wastewater treatment and waste incineration. Today, some 70% of Group customers and around 77% of the workforce are already to be found outside Austria. Moreover, approximately 34% of consolidated sales revenue derives from these new markets. This spread of business activities means a sustainable consolidation of the corporate base and thus long-term company success.

Due to differing legal, economic and social requirements, in the course of the implementation of its internationalisation strategy EVN is confronted by a diversity of new challenges. In addition to the establishment of a common corporate and management culture, topics of central importance include the securing of uniformly high supply and service standards and the improved earnings capacity of the newly acquired companies. The commitment of EVN to sustainability as a benchmark for business activities also applies to the countries of South East Europe.

Differing cultures, languages and alphabets underline the significance of the development of a common corporate culture on the basis of uniform Group principles. Accordingly, at present, training, internships and expert exchanges, etc. are being employed in the creation of a culture of responsibility and management, which will serve as a shared bond that transcends business areas and national frontiers. The general benchmark employed for this purpose, which has already been implemented in Lower Austria, is the claim to be "Always at your service". This applies to both customers and all other stakeholders in the company.

The current long-term goal is the transfer of the standards prevailing in the domestic Lower Austrian market to all Group companies. In view of the major need for investment, sustainability from sourcing to disposal is a vital task during the reorientation of the companies affected. Accordingly, in Bulgaria and Macedonia, EVN is presently working on reductions in network losses to a level that complies with European standards. The related package of measures incorporates the exchange and relocation of meters, as well as investments in maintenance and network expansion aimed at loss minimisation. EVN's medium-term aim is to cut the technical network losses in Bulgaria and Macedonia to the average European level of around 10%. Both customers and the environment will profit from these efforts.

The "Perspective 2007" programme launched by EVN in Bulgaria is intended to enhance the standard of customer services and the competitiveness of the Bulgarian subsidiaries. Among the concrete measures involved are the establishment of 39 customer centres throughout the entire supply area, the creation of standardised and clear company structures and the preparation of the company for imminent market liberalisation. A contribution to improved customer service is to be provided by uniform complaint management, joint service standards and the setting up of a call centre. A training and further training offensive has also been launched with the aim of further strengthening the competence and service orientation of the workforce. Another important goal of "Perspective 2007" is a socially acceptable reduction in the size of the workforce, in order to secure EVN's long-term future in Bulgaria (please see page 45 ff.).



"The active involvement of stakeholders is a major factor in sustainable corporate development. EVN has taken an initial step in sustainability reporting with the stakeholder survey and has thus created a platform for an ongoing stakeholder dialogue."

Monika Cerny, consultant, Austrian Institute for Sustainable Development

Stakeholders and issues

In the interests of the most detailed and informative reporting possible concerning sustainability for all stakeholders, during the run-up to the preparation of this Sustainability Report, EVN commissioned a comprehensive survey among the various stakeholder groups.

Stakeholders
Individuals or groups are designated as stakeholders when they validate their interest in a company. Apart from the owners, stakeholders include employees, customers, suppliers, the capital markets, states, environmental organisations and the general public.

In order to facilitate an analysis of the multifaceted aspects of corporate sustainability, within the scope of the preparation of the Sustainability Report, the Austrian Institute for Sustainable Development (ÖIN) determined the interests, questions and concerns of the individual stakeholders. To this end, persons were selected from the following stakeholder groups and then questioned by experts from the ÖIN:

- EVN Group employees
- Customers
- Suppliers
- Financial institutions
- Owners/shareholders
- Lobbies
- The general public/media
- Authorities

The survey commenced with the posing of general questions concerning EVN and sustainability. Only then were impressions, expectations and the potential for sustainable development at EVN and with regard to the Sustainability Report established.

The following diagram clearly shows the topics of greatest relevance to the stakeholders:

Topics of greatest relevance as revealed by the EVN stakeholder survey


86%
Renewable energy, alternative energy, sustainability
29%
Future perspectives and energy forms, hazard-free future
29%
Social responsibility, employee protection, health improvement
29%
Integration, foreign company requirements
21%
Advice on energy savings, energy efficiency
14%
Tariff structures, lower energy prices

Source: EVN stakeholder survey, July 2006

For virtually all those questioned, the area of renewable and alternative energies represented a core concern. Apart from this topic, stakeholder interest focused mainly on EVN's future perspectives in the areas of ecology and social matters.

This report is based on the conclusions of the survey. The content largely conforms with the interests of the individual stakeholders. Against this background, as opposed to its predecessors, this report is structured according to the individual stakeholder groups. It is EVN's intention to thus better address the needs of its stakeholders with regard to information.

Allocation of emission certificates for the period 2008–2010

Austria and thus EVN, are currently in the CO_2 certificate allocation phase for the second trading period, which extends from 2008–2012. As opposed to the initial period, this time the allocation is taking place in accordance with a benchmark approach. In line with this model, highly efficient plants are to be rewarded with an increased allocation. Therefore, for EVN, the systematic maximisation of efficiency and emission minimisation in its existing power heating plants is an absolute priority.

Measures for CO_2 reduction

EVN is currently involved in the implementation of a series of measures aimed at a marked reduction in CO_2 emissions. For example, work has just started at the Dürnrohr power station on the completion of an upstream plant, which will reduce coal consumption by 20% through the use of biomass. In addition, the increased employment of waste heat from the power stations for heating purposes in surrounding industrial companies and households represents a further contribution to an improvement in the degree of fuel utilisation. The new biomass-fired combined cycle heat and power plants in Mödling and Baden have replaced gas-fired boilers and thus contribute to a reduction in CO_2 emissions.

CO_2 emission certificates from JI/CDM projects

As part of its purchasing strategy for the CO_2 emission certificates required for operation, EVN is also supporting various measures in other countries by means of JI (Joint Implementation) and CDM projects (Clean Development Mechanism). This is because EVN can obtain emission credits for its own plants through the implementation of climate protection projects in other states. EVN also anticipates potential for reductions in CO_2 emissions from future electricity and heat generation projects planned by its subsidiaries in Bulgaria and Macedonia. The involvement in JI and CDM projects for wind farms and hydropower plants, e.g. in India, Egypt, China and Bolivia has already been initiated through the appropriate climate protection funds.

EVN proposes an Austrian climate protection fund

During the preparations for the second national allocation plan, EVN was actively involved in moves aimed at achieving Austria's climate protection target. The company proposed the creation of a climate protection fund, which would provide financial support for the implementation of concrete CO_2 reduction measures in domestic companies. Up to now, the fund has not come into being due to legal issues relating to emission trading. However, EVN's suggestion is to be pursued further.

Fine dust

Particles with a diameter of less than 10 µm are classified as fine dust (PM10). Particles of this size are able to pass through the larynx and penetrate deep into the lungs. A recent evaluation by the World Health Organisation (WHO) has shown that an increase in fine dust impact can cause respiratory and heart circulation system problems. This may result in a significant fall in life expectancy.

Reduction in fine dust emissions

Austria is also confronted by the problem of fine dust, which is affecting the whole of Europe. In the period from 1990–2004, annual fine dust emissions increased by 1% to 46,700 t and in the conurbations in particular, under special weather conditions during the winter months, some regional limits are regularly exceeded.

According to calculations from the Federal Environment Office based on data from 2004, apart from industry with a share of 35%, road traffic is one of the main sources of fine dust with around 20%. A further 22% derive from domestic fires and the pollutant transports from neighbouring countries also play a significant role. Only some 3% of total fine dust emissions relate to energy supply.

Nonetheless, EVN sees a special focus on fine dust as being part of its responsibilities. Therefore, EVN production capacity is constantly maintained at the state-of-the-art and in particular, is fitted with highly effective dedusting filters. Cyclone, electric or textile filters are employed depending on plant size and type and the fuel involved. As a result, the prescribed limits can be maintained and even clearly undercut.

A further contribution by EVN to an improvement in atmospheric conditions is provided by the ongoing expansion of its line-borne energy supply capacity, which above all, involves district heating and natural gas. The related reduction in the numbers of household fires not only prevents considerable emissions of fine dust, but also the creation of nitrous oxides and other atmospheric pollutants.

EVN objectives regarding the sustained securing of the energy supply

- Security of supply in general and in crises situations
- Increased use of domestic resources
- Climate protection through CO_2 reductions
- Greater energy efficiency
- Independence in the electricity and heat supply areas
- Creation of modern infrastructure

Future energy supply – renewable energies

Sharp increases in demand, restricted production capacity, climate change and rising oil and gas prices represent just some of the reasons why in particular, EVN is faced by major challenges in the energy sector. Thus, in order to be able to offer a sustainable and secure supply of energy in the long-term, EVN is increasingly seeking independence in the generation area and the greatest possible use of renewable energies. Company concepts and plans in this area play a central role in EVN's ongoing dialogues with NGOs, customers and the general public and are therefore subsequently shown in overview.

Sustainable supply due to high own generation levels and a flexible generation mix

Both the flexibility and autonomy of electricity and heat generation must be raised in order to guarantee a sustainable energy supply. Therefore, EVN has the long-term objective of covering 40%–60% of Group electricity sourcing requirements from own production. The own production share in the new Bulgarian and Macedonian markets is also to be raised by the construction, purchase and modernisation of power generation capacity. In this connection, a responsible approach to the environment and the greatest possible conservation of resources are just as important to EVN as an increase in energy efficiency.

EVN electricity generation 2005/06 by primary energy source


0.6%
2.8%
17.5%
2.5%
3.0%
39.9%
33.7%
Hydropower[1]
Wind power
Other renewable energies
Coal
Gas
Heating oil
Other (waste incineration)

[1] Incl. electricity generation in Macedonia

With regard to electricity generation, EVN has long relied on regionally available resources in a flexible generation mix composed of alternative energy, hydropower and thermal power plants. The intensified use of renewable energy sources is playing an increasingly important role in this connection. In Austria, the intention is to raise the share of power derived from renewable fuels in EVN's electricity output to around 33% by 2010. A highly promising approach to the issue of increased efficiency is provided by the targeted use of waste heat in the industrial and municipal sectors, which ensures improved fuel utilisation levels. During the 2005/06 financial year, EVN generated a total of 4,556 GWh of electricity.

EVN power generation capacity[1]

	MW
Thermal power[2]	1,382
Hydropower	185
Wind power	116
Biomass	10
Total	**1,693**

[1] As at September 30, 2006
[2] Incl. cogeneration and combined cycle heat and power plants.

Development of more efficient, minimum emission coal-fired power stations

Unlimited supplies of fossil fuels will not be available to coming generations and therefore alternative power generation methods must be sought. However, the technologies already available, such as hydro-, wind and solar power, cannot offer a secure and comprehensive energy supply. Therefore, in order to bridge the period until alternative technologies achieve full technical maturity, and to cover the steady rise in electricity demand, it is necessary to continue to build conventional power generation plants. One of the possibilities in this regard is provided by coal-fired power stations, as this raw material is still available worldwide in sufficient quantities. In order to minimise the unavoidable emissions from such power stations, EVN is playing an active role in R&D related to the creation of more efficient technologies for coal-fired power stations, which will slash pollutant emissions. The primary goal is to achieve a reduction in emissions through a further increase in technically feasible efficiency levels.

Together with the German company STEAG, EVN is now about to build such a power station in Duisburg-Walsum, Germany. With an output of 790 MW and net efficiency level of over 46%, this will be the most modern and, above all, the most efficient hard coal fired power station in the country. This is underlined by the fact that on average, other coal-fired power stations in the EU25 only achieve efficiency levels of 34%. In addition, the new power station is to be fitted with a highly effective flue gas cleaning installation, consisting of state-of-the-art desulphurisation, catalytic converters for the removal of nitrogen oxides and electro-filters for dedusting.

Biomass as a renewable energy source

For many years, EVN has pursued the targeted expansion of its district heating supply capacity and currently operates heating networks with a length of 322 km. This not only provides customers with a range of advantages, but also creates a tangible reduction in environmental impact. For apart from the replacement of a large number of individual firing systems (domestic fires) and a corresponding cut in emissions, above all the supply of district heating facilitates the widespread use of renewable energy sources such as biomass and biogas.



The new Duisburg-Walsum power station will be a model example of modern, low-emission energy generation.

For this reason, in the heat generation area EVN primarily employs biomass, which is an organic and therefore CO_2-neutral source of energy. Biomass is also being increasingly utilised for electricity generation. The company currently operates over 40 biomass-fired heating plants and with annual consumption of around 900,000 piled cubic metres is Austria's largest producer of heat from biomass. 60% of the municipal district heating supplied by EVN already derives from biomass, 35% from natural gas and the remainder from oil, liquid gas and coal.

EVN largely relies on professional solutions created in teamwork with partners from the local agricultural or wood processing industries. In this manner, valuable forestry chippings and sawmill by-products are put to intelligent use and considerable volumes of CO_2 emissions are avoided.

EVN heat generation


1,250
1,125
1,000
875
750
625
500
375
250
125
0
00/01
01/02
02/03
03/04
04/05
05/06
15
101
255
478
17
108
252
534
2
25
129
239
587
3
26
158
284
595
5
26
183
259
632
5
26
252
252
651
Steam from waste incineration
Heating oil
Biomass
Cogeneration/power station bleeding
Natural gas
Heat generation in GWh/y


EVN
EVN

During the 2005/06 financial year, EVN opened new biomass-fired, district heating power plants in Baden and Mödling.

Eco-electricity and district heating for the towns of Mödling and Baden
Since June 2006, EVN has been using two new biomass-fired, district heating power plants, which employ wood chippings as a fuel, to generate electricity and district heating for 20,000 households in both Mödling and Baden. The two plants have biomass-fired boilers with heat output of 26.5 MW and can also generate 5 MW of electricity each. The use of organic biomass facilitates considerable CO_2 savings in Mödling and Baden, the investment for the plants having totalled EUR 40m.

Installation of a large-scale, biomass-fired plant
EVN is continually initiating new projects in the area of biomass utilisation. One of these involves the planned erection of a large-scale, biomass-fired plant at the Dürnrohr power station as part of a comprehensive infrastructure project (please see page 23). The intention is to utilise the plant for the generation of high-quality biogas using straw, energy plants and grain. The plant will require around 190,000 t of biomass annually, which will be partially supplied in an environment-friendly manner using Danube shipping. The biogas obtained from pyrolysis is to be employed in the neighbouring Dürnrohr power station for the generation of eco-electricity. Work commenced on the first stage of the plant in October 2006, which in its final version should dispose over thermal output of 120 MW. From mid-2011, the intention is to supply some 100,000 households with eco-electricity.

CO_2 emission savings due to the use of biomass[1]


80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
10,241
16,625
29,723
31,253
33,034
39,989
49,373
57,249[2]
78,319[2]
97/98
98/99
99/00
00/01
01/02
02/03
03/04
04/05
05/06

CO_2 savings in t/y

[1] In comparison with the theoretical use of extra light heating oil in households.
[2] Since the 2004/05 financial year, including local biomass-fired heating.

Eco-heat for Ternitz and Neunkirchen

EVN is to start work on the realisation of a further, significant biomass project at the beginning of 2007. The Climate Alliance municipalities of Ternitz and Neunkirchen are to receive eco-heat from what will be one of Austria's largest, municipal district heating plants, which is to be fired using wood chippings. Supplies to Ternitz are planned to go online in autumn 2007 and to Neunkirchen in autumn 2008. 60,000 piled cubic metres of chippings from the region are to be employed to supply a total of 4,000 households with eco-heating and thus prevent approximately 12,000 t of CO_2 emissions annually. The district heating network will have a length of 16 km and the investment involved amount to EUR 13m.



Considerable volumes of CO_2 emissions can be prevented through the use of organic fuels such as straw and wood.

Biogas from biogenous waste and "renewables"

EVN also intends to make greater use of biogas as an alternative fuel. Once suitably treated, biogas can be employed in the same manner as natural gas, but offers additional advantages such as CO_2-neutrality and the fact that due to a diversity of domestic sources, there is no reliance on imports.

During the past financial year in particular, EVN has stepped up its activities relating to the further development of the possibilities for the utilisation of biogas. At present, it is acting as one of the main partners in the "Biogas treatment and network integration" project, which is running in Bruck/Leitha. Together with other companies and institutions, which include the Vienna University of Technology, Wien Energie and OMV, work is continuing on the conversion of biogas into bio-methane for subsequent feeding into the public gas network. For this purpose, an extra treatment module is to be added to the existing biogas plant in Bruck/Leitha (partner of the local "Energie Park"), in order to guarantee gas in the quality needed for the network. From 2007, this treatment plant will convert around 180 m^3/h of biogas into approximately 100 m^3/h bio-methane, which corresponds with the heating energy requirement of around 400 family homes.

Biogas

Biogas is obtained from the oxygen-free fermentation of organic materials. So-called renewables can be used for this purpose, e.g. silo maize, biogenous waste (kitchen and food residues), or municipal waste from bio-bins. The resulting biogas is currently used in the cogeneration of power and heat. In future, it will be cleaned and upgraded in a treatment plant and then utilised as a fuel, for heating purposes or in electricity generation. This opens up a wide range of (additional) applications for biomass.

Natural gas as an alternative vehicle fuel

It is a proven fact that the utilisation of natural gas as a fuel provides a significant reduction in the pollutant emissions derived from road traffic. EVN has been involved with this topic for many years and employs environment-friendly, gas-powered vehicles in its own transport pool. At present, the company has 17 natural gas fuelled vehicles, which have amassed a total of more than 1.1m low-emission kilometres. EVN has also built some natural gas filling stations, which are open to both its own vehicles and those of external users. Furthermore, in order to increase the use of natural gas vehicles, EVN now plans to open additional natural gas filling stations in Lower Austrian urban areas such as the region around Sankt Pölten, Krems or Wiener Neustadt.


Mit einem
Info: 0800

Burkhard Hofer, Speaker of the EVN Executive Board, and Josef Plank, a member of the Lower Austrian provincial government, fill up a natural gas fuelled car.



In Austria, evn naturkraft plays a pioneering role in the use of renewable energy.

evn naturkraft – water and wind as alternative energy sources

Within the EVN Group, evn naturkraft, a fully owned EVN subsidiary, is responsible for sustainable electricity generation from hydro- and wind power. With total generation capacity of 222 MW, the company is already able to supply some 150,000 households with environment-friendly electricity. evn naturkraft operates 67 hydropower plants, of which 59 are located in Lower Austria and eight in Styria. These plants are capable of meeting the electricity needs of around 70,000 households. Moreover, in order to increase its generating capacity, evn naturkraft continually undertakes new construction and modernisation projects. In line with the objectives of Austrian eco-electricity legislation, existing small-scale hydropower plants are refurbished and historic water utilisation locations are thus provided with a new and meaningful purpose.

Wind power is the second source of evn naturkraft electricity generation. From an environmental perspective this offers enormous advantages, being practically pollutant-free and conserving the limited reserves of raw materials. Wind is a renewable resource and is therefore available on a lasting basis. However, a slight disadvantage is inherent in the fact that plant generation depends on wind strength and therefore output fluctuates. As a consequence, wind power can only ever be part of an overall energy mix.

As from June 2006, evn naturkraft has operated seven wind farms, which can generate a total of about 240 GWh of eco-electricity annually. Indeed, since the beginning of 2006, evn naturkraft has been able to more than double its wind power generation capacity, raising it by 72 MW to 116 MW. This corresponds with the needs of approximately 76,000 Lower Austrian households. All in all, some EUR 85m has been invested in the new wind power plants and evn naturkraft has become one of Austria's largest wind power producers.

CO_2 emission savings due to the use of hydro- and wind power[1)]


800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
520,257
654,138
624,692
7,541
591,985
9,792
656,098
31,122
627,804
52,785
607,692
52,991
669,780
93,278
647,052
97/98
98/99
99/00
00/01
01/02
02/03
03/04
04/05
05/06

1) In comparison to power generation in a hard coal fired power station. The data shown includes the own production of EVN AG and evn naturkraft, as well as EVN's sourcing rights relating to Danube power stations.

Wind power
Hydropower
CO_2 savings in t/y

evn naturkraft production development


450
400
350
300
250
200
150
100
50
0
9 0
89 0
11 1
116 4
37 3
139 9
63 3
160 9
63 5
185.9
111.8
304 6
00/01
01/02
02/03
03/04
04/05
05/06¹⁾

1) Since the 2005/06 financial year, including the power plants on the River Kamp (123.8 GWh transmissions).

Electricity generation using
Wind power
Hydropower
Production in GWh/y

European Water Directive

In 2000, the European Water Directive was issued in order to create a framework for Community measures in the water policy sector. This directive provides the legal structure for water policy within the EU and also has the purpose of guiding water policy towards more sustainable and environmentally compatible water utilisation.

For evn naturkraft, the inclusion of ecological measures in the planning of new hydropower plants is a matter of course and equally, ecological improvements are also undertaken during the refurbishing of existing capacity. Accordingly, evn naturkraft always seeks a dialogue with lobby groups, e.g. the representatives of authorities and scientists, in order that problems and concerns are discussed openly and that reasonable, general ecological measures can be agreed on a joint basis.

However, the Water Directive has also created a negative spin-off in the shape of production losses from existing capacity. According to a study by the Lower Austrian government from 2004, in Lower Austria's hydropower plants, these losses can be estimated as amounting to approximately 16.5%. evn naturkraft has calculated that its average generation losses total up to 20%, as 83% of its production derives from power plants on artificial waterways. Therefore, the company seeks to raise performance by means of technical improvements and thus compensate for the losses.

The Dorfmühle, Jubiläumswerk and Schwellöd hydropower plants on the River Ybbs have already been subjected to updates. Moreover, during the past financial year:

- The Erlauf power plant was equipped with an innovative residual water turbine, which is able to utilise the residual water demanded by the EU Water Directive for electricity generation.
- The Kollmitzgraben power plant received a fish ladder and work started on a general update.
- A modern fish ladder was installed at the Salzahammer power plant.

At present, a project for the update of the Schütt power plant is in the planning phase. Once this has been completed all the evn naturkraft power plants on the River Ybbs will meet the requirements of the Water Directive.



EVN makes an important contribution to sustainable water use through the refurbishing of hydropower plants.

Comprehensive energy and infrastructure project planned for Lower Austria
In May 2006, EVN made public a project of far-reaching significance to its domestic market in Lower Austria. The scheme, which has the power station and waste incineration plant in Dürnrohr as its starting-point, incorporates five individual projects, in which EVN intends to invest a total of some EUR 180m in the coming three years:

- The **completion of a large-scale, biomass-fired plant,** which will generate biogas for use in the power station process using straw, wood, energy plants and grain.
- The creation of the prerequisites for the **environment-friendly supply** of biomass and coal by ship using the adjacent Danube waterway.
- The expansion of the **district heating supply for the Sankt Pölten area** through heat bleeding at the Dürnrohr power station and the building of a 29 km supply line.
- The **supply of process steam** from the power station to the Agrana company's bio-ethanol plant in the neighbouring borough of Pischelsdorf.
- The **enlargement of waste incineration capacity** from its current level of around 300,000 t/y to approximately 500,000 t/y. This will correspond to an increase in heat output from the current level of 120 MW to 210 MW.

EVN will achieve a number of positive effects through the realisation of this project, as the increase in its generating capacity and hence the share of supply provided by in-company generation will not only improve the security of supply and resilience to crises, but also strengthen its independence in the electricity and heat generation sectors. The improvement in energy efficiency thus achieved will play a tangible role in this connection. At the same time, the share of renewable fuels in overall energy capacity will be raised considerably, which along with greater equilibrium in the primary energy mix and an increased use of domestic resources, will provide a considerable reduction in CO_2 emissions. The replacement of coal consumption of around 125,000 t/y will prevent some 370,000 t of CO_2 emissions.

The creation of the modern infrastructure required for these purposes will also further strengthen EVN's position in its domestic market in Lower Austria and simultaneously underlines its sense of responsibility for its traditional supply area.



The power station and the waste incineration plant in Dürnrohr form the starting-point of a comprehensive energy and infrastructure project.

Sustainable energy distribution

One of the most imposing challenges facing EVN is the securing of a sustainable energy supply, which as a look at other countries confirms, is not necessarily a matter of course. Accordingly, EVN not only attaches major significance to the ongoing, further optimisation of its power generation, but also to the safe and reliable distribution of line-bound energy sources (electricity, natural gas and district heating). The company makes regular investments in its networks, in order to maintain them at the state-of-the-art, optimise their transmission capacity and thus minimise failures and network losses.

Responsible network planning and installation

Out of a sense of awareness that line construction is always linked to an impact on the natural habitat, from the planning phase onwards, EVN undertakes every effort to minimise the negative effects, although logically enough, without ignoring the demands made by security of supply. This means that in spite of all the efforts made, a degree of impact cannot always be avoided.

During routing selection, care is taken that, wherever possible, zones worthy of conservation are not crossed and that ecological criteria are thus fulfilled. In particular, EVN takes the interests of property owners along the line route into special consideration and relies on open dialogue in order to integrate justified concerns into the planning process from the outset. Sufficient laying depth also ensures that agricultural use remains possible and in addition, for preference, lines are laid along existing corridors, whereby future settlement patterns are taken into account. The line installation process itself also accommodates sensitive periods of the year relating to agriculture, fauna and flora.

Whenever possible, all the work on line networks, whether this involves new construction work or repairs, is completed in a disruption-free manner. In general, projects are divided into short sections in order to ensure rapid completion and minimise the disruptions caused by dust and noise, vibrations due to drilling and digging, and traffic hold-ups. Furthermore, EVN seeks to co-ordinate its activities with other companies completing excavation work, as well as with organisations responsible for road maintenance and repair. Following the completion of the construction work, the pipeline routes are extensively recultivated, in order to ensure that the landscape remains intact to the greatest possible extent.

Example: environmental compatibility assessment (ECA) for the 380 kV Etzersdorf–Theiss line

One example of the accommodation of the factors of sustainability and the early clarification of the effects upon the environment, people, flora and fauna, is provided by EVN's "Etzersdorf–Theiss 380 kV line" project. Following the confirmation by experts of the necessity for the 16.7 km line, an ECA process was immediately initiated. Several line routes were


M6-Lbi-6:
Planting in the existing green belt (screening)
M6-Lbi-5:
Planting along the settlement periphery (screening)
M6-Lbi-4:
Mast base planting (integration into the landscape)
M6-Lbi-3:
Mast base planting (integration into the landscape)
Getzersdorf
Reutbühel
Auf der Tanne
Tannenleiten
Kuhgraben
Marienmühle
Spiegelberg
Einöd
ob der Traisen

As the adjacent illustration from the catalogue of measures for the planned 380 kV line demonstrates, the river bank vegetation along the route is to be traversed at the narrowest point available in order to minimise the impact on this significant, ecological habitat. The line route was determined in a manner that largely keeps it out of the view of the local population by topographic means or tree planting. However, where the planned route nonetheless is in proximity to settlements, the effects on the neighbours are to be reduced by means of planting aimed at providing natural screening. Mast base planting is also planned at various points in order to improve the visual integration of the masts into the landscape.

considered until a configuration was established that accommodated the various sustainability concerns.

The basis for route selection was provided by an extensive area analysis, which in addition to technical criteria, also incorporated the needs of settlement and landscape protection, and was targeted on the greatest possible conservation of natural resources (habitats, ground water, landscape). EVN will commence work on the 380 kV line and the related peripherals in 2007 and completion is currently scheduled for 2008. The construction will be subject to ecological controls, which will ensure that all the nature conservation stipulations are met.

The environmental compatibility declaration, which is part of the EIA process, serves the comprehensive documentation of environmental impact and the measures taken to prevent or ameliorate it:

- Presentation of several project alternatives and the reasons for the selection of the submitted project version.
- Detailed analysis of the anticipated environmental impact
- The preparation of measures suitable for the avoidance or reduction of the main negative effects of the project upon the environment.

Experts describe the collisions of birds with objects as "bird strikes". Birds are frequently unable to recognise obstacles created by humans and therefore contacts are inevitable. Electricity lines and windmill rotors constitute a potential hazard for both birds, especially birds of prey, and bats. In order to keep such collisions to a minimum, EVN largely waves the right to build wind farms in areas with large bird populations.

Active conservation of species and landscapes

Precisely during the construction of overland lines and wind power plants, EVN attaches major value to the protection of the landscape. Electricity from wind power is regarded as environment-friendly, but wind farms can also have negative effects. EVN is conscious of this fact and therefore adopts the appropriate measures.

Fundamentally, the planning of wind farms takes place in accordance with the zoning plan, in order to prevent a proliferation of individual projects and the related disruption of the landscape. Moreover, during project planning, the positioning of the windmills is subjected to thorough examination, as an inadequate distance from housing and an unfavourable relationship to the sun can create irritating shadows. Apart from shadows, the noise problem also plays an important role in the location selection process. In addition to adherence to the given limits, an appropriate distance to housing must be maintained. EVN adheres to the prescribed limits through the deliberate provision of generous spaces.

In general, when completing wind farms, EVN works closely with the nature conservation authorities and the affected local authorities.



The bee-eater is a medium-sized bird for which EVN installed a "wall" during the construction of the Kettlasbrunn wind farm as a special conservation measure. The "wall" consists of a steep embankment, which should serve as a breeding ground for this rare species.





Left. Collisions with power lines represent the most frequent cause of the death of great bustards in Austria. In this situation, EVN is helping by putting lines underground or marking them using bird warning flags.
Right. evn wasser administers 90 wells in its supply area. In addition to the appropriate limitations and bans on use and cultivation, sufficiently dimensioned protective zones are an essential prerequisite for the guaranteed and sustainable protection of the ground water.

Great bustard protection project

In February 2006, EVN launched a special species protection project for the great bustard in teamwork with the Austrian Great Bustard Protection Society. The hazards to this bird, which has become virtually extinct, relating to collisions with overhead line cables, are to be reduced with the aim of facilitating a recovery in the great bustard population in Austria.

In the coming years, EVN is to install a total of some 29 km of medium-voltage lines in the western "Weinviertel" and will thus create large areas that are free of overhead cables. In addition, around 22 km of 110 kV lines are to be marked with bird warning flags, which will greatly increase the visibility of the power lines.

The implementation of these measures, which should be completed by the end of 2008, has already commenced. EVN alone will invest EUR 2.4m in this project, the remainder of the total costs of EUR 5.8m is to be financed by the EU.

EVN as the "water advocate"

Since 2001, EVN has also been active in the drinking water supply area via its fully owned subsidiary, evn wasser. A central objective in this regard is the long-term securing of the supply in Lower Austria in both a quantitative and qualitative regard. High levels of economy constitute a major prerequisite for the continued supply of customers at reasonable prices and the sustainable retention of a high quality standard. As a "water advocate", EVN consciously exercises a responsible and environmentally compatible approach to this valuable resource.

Accordingly, all evn wasser services are subject to an ongoing improvement process. This not only covers employee training, but also the technical standard of plant, which is the object of regular investment. At the same time, evn wasser is constantly looking to open up new springs and well areas.

In total, evn wasser administers protected well areas amounting to 303 ha. As the first class quality of the water can only be ensured by means of extensive controls, its chemical and microbiological parameters are subjected to routine testing at 394 points on at least four occasions annually. In the 2005/06 financial year, this provided more than 37,000 detailed values. Moreover, where wells are potentially endangered, additional controls are applied, which give a timely warning of any possible risks. The municipal boroughs supplied by evn wasser are provided with the most important parameters on a quarterly basis and private customers receive annual written notification. Furthermore, the test results are available online at any time.

Acceptance of social responsibility

As a supplier of energy and environmental services, EVN is firmly rooted in its supply regions and through the secure provision of infrastructure plays an important role in regional economic development. Therefore, in its areas of regional activity, EVN also assumes active social responsibility.

This responsibility extends from the charity area, which includes activities such as aid to the victims of the floods in the summer of 2006 and the planned creation of a company social fund, to the education and training of children and young people, a field in which EVN has been working for many years. The involvement in education focuses mainly on teaching for children and the young in the areas of energy safety and the environment, the allocation of scholarships and the support of sport for children and young people.

Art and culture are also an EVN concern. Accordingly, with the help of an advisory committee, the company sponsors international contemporary artists and seeks both an active internal and external discourse leading to an open-minded confrontation with the issues of today and tomorrow.

Establishment of a social fund planned

In order to enhance the professionalism of its sponsoring activities in the social area, the EVN Group is planning to create its own social fund. As in the case of the evn collection, where an artistic committee provides advice, a small circle of selected experts in the social field should serve EVN in a consultative capacity. Naturally, the focus of this commitment will be on the company's supply area. Following the completion of current preparations, the fund is scheduled to commence its activities in the course of the 2006/07 financial year.

Flood victim aid 2006

In April and June 2006, EVN lived up its responsibilities towards its supply areas and customers through the rapid granting of aid to the victims of flooding on the Lower Austrian March and Thaya rivers. Important assistance took the form of the interest- and charge-free extension of outstanding bills and the free restoration of household connections and the installation of meters. All in all, EVN employed a sum of over EUR 150,000 for flood victim assistance in 2006.

Partnership with Lower Austrian schools and kindergartens

The furtherance of children and young people is a traditional focal point of EVN's regional involvement. The company regards this as being an important investment in the future with high value added for society in general.

Even among the very young, EVN deliberately supports the creation of sustainable and environmentally-conscious thinking.



Therefore, over many years, EVN has provided an extensive range of presentations concerning energy for Lower Austrian schools, as well as highly popular teaching materials. Indeed, EVN's teaching aids are valued throughout Europe and in the majority of Lower Austrian schools constitute an indispensable part of general studies and physics teaching relating to energy.

The past school year again saw around 700 presentations about energy and energy supply by the EVN school advisors, who are energy experts with special, pedagogic training. In addition, over 25,000 school students were able to acquaint themselves with the basic principles of the supply of energy and its intelligent employment.

Due to the fact that responsible education cannot begin early enough, EVN is also working intensively on the design of an energy materials box for kindergartens, which is seen as a supplement to its range of teaching aids for schools. This will be made available to all kindergartens in Lower Austria from September 2007 onwards.

Learning for today and tomorrow through a diversity of co-operative projects in the educational field

In the final analysis, learning involves the active consideration of various topics. Therefore, a new co-operation has been launched, which links EVN with the Fachhochschule Krems and has led to the creation of the "Young Uni" project. This is intended to arouse enthusiasm among the ten- to fourteen-year-olds for the fascinating world of science and research.

EVN also continues to finance the Lower Austrian primary school competition, "Learning with a Future", the "Media 06" school newspaper competition and the "RIZ Youth Prize" ideas competition. In addition, EVN also allocates two scholarships for the "MSc programme – renewable energy in Central and Eastern Europe", which is the first university course in Austria to deal with forward-looking energy generation. This course, which is offered jointly by the Vienna University of Technology and the Bruck/Leitha Energy Park, provides students with an extensive knowledge of the efficient use of renewable energy.



EVN supports the "PIPO 2007" project (named after its mascots "Ping" and "Pong"), which has been launched by the private educational initiative "Learning with a Future". The PIPO project encourages children to select, prepare and present a project. Especially innovative Lower Austrian primary schools are then awarded prizes.



"The New World, a type of locus amoenus" in the park of the Monastery of Melk. The longer-term future of this work, which was designed for the Mozart Year 2006 by the conceptual artist, Christian Philipp Müller, will now be secured by the evn collection.

Art & Culture – the evn collection

EVN also lives up to its responsibilities through the targeted support of contemporary artists. Following the 10th birthday of the evn collection during the past financial year, the collection having been founded in 1995, 2005/06 was used primarily for research and the design of further projects. These activities included preparations for two initiatives, both of which demonstrate special forms of sustainability, albeit in completely differing forms:

- Within the framework of the Mozart Year 2006, the Swiss artist **Christian Philipp Müller,** who is resident in New York, was commissioned by „kunst im öffentlichen raum niederösterreich" to design the project, **"The New World, a type of locus amoenus"** as an installation for the Baroque basin in the park of the Monastery of Melk. In May 2006, a second basin containing flowers was added to the original, which continues to supply the historic park with water right up to the present day. The selection of the plants, for which the artist referred to a historical repertoire, accentuated agricultural-cultural considerations. The concepts of the "paradise garden", the "hortus conclusus", and the "locus amoenus", the "delightful place", were both involved. With the help of the evn collection, the existence of the work is to be secured beyond the originally planned period of six months.

- Another artistic approach to the topic of sustainability is shown by a project undertaken by the Vienna-based artist, **Lisl Ponger.** She carried out filmic and photographic research in the EVN supply area in Bulgaria. The resulting images of the country, which is currently in a phase of radical social and economic change, will be captured for the evn collection in the form of a DVD, which will be produced in 2007.

Detailed information concerning the evn collection is available under **www.evn-sammlung.at.**

Customers

In total, EVN serves over three million households, industrial companies, commercial customers, local authorities and other energy supply companies in 13 countries. Apart from the domestic market in Lower Austria, which contains around a million customers, the EVN clientele derives largely from Bulgaria with 1.5 million and Macedonia with 700,000 customers.

The development and maintenance of long-term relationships with existing and potential customers are important EVN objectives. A special EVN concern is the intelligent employment of resources, which not only corresponds with environmentally-conscious energy management, but also provides customer advantages, as the careful use of energy cuts the bills of the customers.

EVN therefore offers a diversity of energy saving services, and customer expectations and needs also receive top priority in other areas. This is because with its energy and infrastructure services, EVN provides people with a high quality of life. Indeed, first class performance at competitive prices is the company goal. In order to achieve this aim, customer satisfaction analyses and employee training courses are undertaken on a regular basis.

Targeted energy saving measures

In the final analysis, energy solutions are only successful if they are both technically and economically optimised and are meaningful from a sustainability and ecological perspective. A reduction in consumption not only safeguards the environment, but also eases the energy bill. In order to enable customers to achieve energy use that provides the greatest possible resource conservation, EVN offers comprehensive, consulting services in the energy saving field and individual problem solutions. Together with its customers EVN thus realises its objective of "using energy wisely". The services on offer include:

Household energy services

- Free, initial energy advice
- Construction and energy engineering consulting
- Heat pumps
- Heat recovery ventilation
- Condensing gas furnace technology
- Solar energy-based water heating systems
- District heating from biomass
- Natural gas
- Ice storage cooling units
- Energy certificate calculations
- Completion of air leakage measurements
- Thermography

Municipal energy services

- Energy contracting
- Lighting service
- Energy concepts

Energy (saving) advice from EVN

EVN regards the conservation of limited resources as an important responsibility to both the environment and its customers. Together with the latter, energy consultations help to find methods at differing levels of using energy in a conscious and cost-saving manner. The multifaceted energy consulting range from EVN has evoked an extremely positive response and apart from several thousand free consultations in the EVN customer centres and at trade fairs, around 1,600 energy certificates are provided annually for both new and renovated properties.



"With our private household and our horticultural company, we are dual EVN customers. In both cases, we feel we are in good hands, as not only are the terms in order, but we can also count on EVN advice. For example, the consultations concerning energy savings in both our home and the company were of special help. And should anything go wrong, the repair service functions with great promptness."

Family Schmidl, Wiener Neustadt

Energy requirement certificates issued



1,500
1,250
1,000
750
500
250
0
215
298
411
701
1,044
1,160
1,576
99/00
00/01
01/02
02/03
03/04
04/05
05/06
Building renovation
Home loans
Construction and energy engineering
Environmental grants
Number of energy requirement certificates

Over the years, the number of energy consultations for domestic customers has steadily increased.

Here, too, the motto, "EVN is always at your service" applies. In addition to the experts, who provide customers with individual advice at EVN's 26 customer centres, the company also provides an extensive on-line consulting range. Among other features, this includes an energy requirement calculator, a wealth of useful energy saving tips and specific household consulting.

By means of the "champion energy saver", any user can simply:

- Obtain an initial estimate of the energy savings potential in his or her household.
- Establish the related renovation requirement.

In the first nine months of 2006, over 11,000 consumers did just that.

Plant contracting within the framework of the EVN local and district heating service
Particularly in the case of large objects requiring sizeable amounts of energy, heat supply sector management is vital from both an economic and ecological standpoint. With its so-called plant contracting, EVN offers an individual solution for the optimisation of the supply of heating to large buildings. This solution links the (environmental) benefits derived from a professionally designed, implemented and operated plant with an attractive financing concept, which in many cases constitutes the primary reason for the feasibility of a project.

The service, which is targeted especially on developers and companies, encompasses the complete responsibility for concrete local or district heating supply plants, from the planning to completion and from installation and financing to operational management. After start-up, the share of the installation costs pre-financed by EVN is invoiced from the customer in the form of a subsequent cost contribution or via the energy price.

Since 1987, EVN has taken some 1,600 plants into its local and district heating service and another 150 are added every year. The range of customers extends from residential building developers and object management organisations, to plants belonging to the Austrian and Lower Austrian governments and leading industrial companies.

Hospitals represent partners with especially strict demands in the heating supply sector. At present, EVN supplies 16 Lower Austrian hospitals of which 13 have been converted to district heating during the past ten years. The heat involved is largely generated in modern biomass-fired district heating plants, forestry chippings from the respective area being used almost exclusively as a fuel.

A focus on customer service and satisfaction
Especially in times of energy market liberalisation, customer service and a sales orientation constitute a major competitive factor in sustainable corporate success. Therefore, EVN offers far more than just a reliable, reasonably priced and environmentally compatible supply of energy and environmental services. In fact, it stands for targeted quality and a systematic services orientation. For, as in many other branches, it is insufficient to merely supply the product (electricity, gas, heat and water) at the designated time and in the agreed form. It is for this reason that customer advantages and the securing of customer wellbeing constitute a central element in EVN Group strategy. In particular, optimum quality should be reflected in the services area. In order to live up to this requirement, EVN has created a diversity of service products and processes for its customers, which also differentiate it from the competition.

Ongoing optimisation through regular image and customer satisfaction surveys
In order to meet the expectations and needs of its customers in the best possible manner, EVN has been carrying out regular image analyses since 1981 and customer satisfaction surveys since 1998. The results are extremely positive and underpin the company's mission statement. In Lower Austria, the company has not only been able to achieve 100% customer awareness, but above all, was adjudged to be "especially sympathetic" by 79% of those questioned. The studies clearly show that in addition to its former role as a producer and supplier, in recent years EVN has attained a clear positioning as a customer-oriented services provider. As a consequence, EVN is seen as a progressive, trustworthy and responsible company.

Numerous factors flow into this customer evaluation, the image of the company and confidence in its services playing a role, alongside the price/performance ratio and sympathy values. However, in detail, customers also evaluate the actual services employed, assessing the quality of supply, accessibility, reaction times and consultative standards. This means that the customers adjudge the company's service range and thus help to pinpoint improvement potential.

Satisfaction with telephone information in the case of faults[1]


5 4 3 2 1
1.49 Total fault repair
1.31 Overall telephone information
1.23 Friendliness on the telephone
1.28 Availability by telelephone
1.29 Competence on the telephone
1.3 Motivation/commitment
2005
1) Average rating according to a school grading system

Source: EVN household customer satisfaction analysis 2005

QUIP, the "Oscar" for excellent customer service

In order to secure high quality customer communications via telephone, postal, e-mail and personal contacts, for a number of years EVN has held an internal quality competition throughout the company under the designation "QUIP" (Quality Improvement Program). On the basis of defined quality criteria, selected test persons assess the handling of customer telephone and written inquiries. Complaints are taken into equal account and in addition, in the course of personal visits, the test persons investigate and evaluate the service performance of EVN customer centre staff and on company stands at energy trade fairs.

Improved service through ongoing employee training

QUIP not only serves as a motivation for individual employees, as in order to bring EVN's performance and services portfolio even more closely into line with customer expectations, the rankings are regularly employed for the drawing up of optimisation measures. Consequently, EVN offers its workforce extensive training concepts, workshops for enhanced customer communications and schooling aimed at improving their professional expert knowledge.

Left. Regular training is intended to raise service quality.
Right. The company management regularly presents the QUIP winners recognition for their customer service performance at festive events.





EVN KG[1] primary energy mix 2004/05


1.3%
2.4%
2.1%
20.9%
41.4%
31.8%

- Hydropower
- Natural gas
- Coal
- Wind- and solar power
- Solid or liquid biomass
- Biogas (0.36%)
  Landfill and wastewater treatment plant off-gas (0.14%)
  AVN waste incineration (1.6%)

1) EVN Energievertrieb GmbH & Co KG, EVN KG for short, is a fully owned EVN subsidiary, which within the framework of the EnergieAllianz, is responsible for the sale of electricity and gas to end consumers.

Trust through transparency with regard to electricity prices and origins

As a quality supplier, EVN finds itself in an open competition in which customer confidence plays an important role. Therefore, for EVN transparency with regard to price structures, as well as candid information concerning the origins of the electricity, constitute a matter of importance. The company thus meets the legal obligation upon all Austrian electricity producers, which has been in place since October 2001, to show the origin of the power supplied on the invoices to end consumers.

Accordingly, customers of EVN Energievertrieb GmbH & Co KG, which within the framework of the EnergieAllianz formed by EVN and other Austrian energy supply companies, is responsible for sales to commercial and domestic customers in Lower Austria, receive information on every invoice concerning the origin of the electricity supplied. This data is examined and confirmed by an independent auditor. In addition, information concerning the price structure for electricity and gas and the composition of the various price components can be obtained from the quarterly magazine, which is issued to all customers.

Electricity sourcing in Bulgaria and Macedonia

Within the framework of a single buyer model, the EVN Group's electricity supply companies in both Bulgaria and Macedonia are obliged to obtain the power that they require from the respective state-owned transmission network operators, which are also responsible for both national sourcing, imports and exports. The companies only have very limited own generation capacity, but nonetheless, it is EVN's long-term aim to create a flexible energy mix on the lines of that used in Lower Austria. Both the prices for purchases from the national suppliers and those relating to sales to end consumers are government regulated.

Natural gas sourcing in Austria 2005


10%
11%
16%
63%

- Russia
- Austria
- Norway
- Germany

In 2005, natural gas sourcing in Austria amounted to 1.6bn m³. Over 80% of the national natural gas requirement is covered by imports, the majority of which derive from Russia. Small amounts of gas are obtained from Norway and Germany.

Source: The Natural Gas and District Heat Association

Gas price structure[1]


27%
51%
22%

Electricity price structure[2]


29%
37%
34%

Gas and electricity prices are determined by three main factors:

- Energy costs
- Networks
- Taxes & charges

1) Assumption: household with annual consumption of 20,000 kWh
2) Assumption: household with annual consumption of 3,500 kWh

Partners and suppliers

In line with its sustainability-oriented management approach, EVN attaches great value to good, long-term relationships to partners, such as authorities, local government, and suppliers. In addition to a fundamental attitude based on partnership, fair business conduct and open dialogue, above all EVN makes every effort to develop joint, innovative energy solutions in order to attain top quality and maximum resource conservation. As a result, EVN also contributes to environmental protection and the preservation of the environment for coming generations.

Supplier relations

As a company, which is under the majority ownership of the province of Lower Austria, EVN is in Austria subject to both the 2006 Austrian federal law on tendering and Lower Austrian tender control legislation. Through total adherence to these legal regulations, EVN guarantees its suppliers observance of the basic freedoms within the EU and the ban on discrimination.

Ecological purchasing criteria

More than ten years ago, EVN started work on the introduction of ecologically oriented purchasing. Ecological criteria were introduced for the purchasing of consumables such as office materials, copy paper, paints and plastic pipes. Related training was also completed in the various company departments affected.

The respective specialist departments carry out an evaluation as to whether a product or a service corresponds with the prescribed qualitative and ecological criteria. As experts, these departments determine which products are to be employed and then tabulate these decisions in the form of detailed documentation and technical descriptions, which contain both quality criteria and environmental, work safety and security aspects. The orders are then undertaken by the Procurement and Purchasing Department, which as a rule operates according to price, selecting the cheapest of the products in question. In future, this procedure will also be introduced in the Bulgarian und Macedonian subsidiaries.

Purchasing in line with CSR

As another progressive measure, during the 2005/06 financial year EVN initiated the introduction of "purchasing in line with CSR". Parallel to the formulation of a general definition of purchasing in line with CSR, work commenced on the preparation of the appropriate purchasing criteria for selected product groups.

For this purpose, an evaluation has been carried out regarding the central purchasing procedures for advertising, work clothing, vehicles, foods, computing equipment, the main components of the gas, heating and electricity networks, as well as construction and heating power plant components.

Within the scope of a kick-off in June 2006, the representatives of the affected specialist units were informed about the importance and objectives of purchasing in line with CSR. In a subsequent step, proposed measures involving changes for the attainment of these objectives are to be developed and precisely defined. Subsequently, the CSR management will take the decision concerning concrete changes.


RATHAUS
"The municipal borough of Bad Vöslau and EVN have enjoyed excellent co-operation
numerous joint projects. I am especia
work has now been honoured with th
for our joint, innovative biomass
Christoph Prinz, mayor of Bad Vöslau

Authorities and local government partners

For EVN, the maximum use of the potential for reductions in CO_2 levels in Lower Austria in the interests of a long-term improvement in air quality, is a major concern. For this reason, the company co-operates closely with Lower Austria's local councils and authorities, in order to develop innovative solutions for the prevention or reduction of CO_2 emissions and to implement these as quickly and efficiently as possible. The most important current example is a project, which involves the transport of waste heat from the Dürnrohr power station to the Sankt Pölten conurbation via a heat pipeline, in order to replace heat generation from fossil fuels to the greatest possible extent.

Projects with the Lower Austrian provincial government

In a long-term co-operation with the province of Lower Austria, EVN determines the ongoing potential for the switch of heat generation plants in governmental objects to CO_2-neutral biomass firing on an ongoing basis. The objectives are:

- The furtherance of efficient energy use
- The increased employment of biomass
- A long-term move away from fossil fuels

The jointly prepared proposals contain both individual and district heating solutions, which following consultation between the experts from EVN and the Lower Austrian government, are jointly implemented. Long-term agreements with biomass suppliers secure a reliable supply of renewables from domestic sources.

This co-operation has proved highly effective, as since the beginning of 2003, 24 projects have already been successfully implemented, providing annual CO_2 emission savings of around 6,200 t. Among the completed "switch-over concepts" are the innovative energy solutions for the hospitals in Tulln, Waidhofen/Ybbs, Waidhofen/Thaya, Zwettl and Hainburg.

Projects with municipalities

EVN also offers the municipalities in Lower Austria numerous, tailor-made services for the implementation of essential infrastructure measures. The extensive EVN range not only includes the so-called "lighting service", which relates to EVN's involvement in the public lighting area, and "contracting", a model for the third party financing of energy savings measures and management, but also multifaceted consulting services regarding the topics of energy efficiency, CO_2 reductions, heating services, etc.

Under the designation, "lighting service", EVN offers a comprehensive package for local authorities, which incorporates the planning, financing, installation, renovation, maintenance and servicing of street lighting and floodlighting systems. One objective is energy management optimisation. As a full service supplier, EVN undertakes the entire energy management within the framework of long term, low cost financing models. In this connection, the company works with local companies ("EVN Power-Partners", see page 40) thus securing value added and employment in the respective regions.

In the meantime, EVN has founded similar partnerships with over 50 Lower Austrian municipal boroughs. For example, during the 2005/06 financial year, EVN installed lighting systems for the sports facilities in Großweikersdorf and Schöngrabern, while the lighting on the main square in the municipal borough of Retz was completed in just two months.

Left. The main square in Retz prior to the installation of new lighting.
Right. The use of UV-reduced, halogen, metal vapour lamps means that the lighting on the main square in Retz creates an effect similar to daylight. This solution was implemented within the scope of the EVN lighting service.









Following the successful assumption of the drinking water supply of the municipal borough of Gerasdorf near Vienna with its population of over 11,000, in 2005/06 evn wasser was also able to obtain the market borough of Großmugl as a new customer for a complete range of water services. evn wasser started with the construction of a sewer network and wastewater treatment plant in Großmugl as early as September 2004. Then, in July 2006, the company was allocated responsibility for the entire drinking water supply. The refurbishing of the local network is intended to extend the life of the supply plants and minimise water losses.

EVN is also closely linked with towns, municipalities and industry in the area of **drinking water supply.** In Lower Austria, these connections are maintained by the Group's subsidiary, evn wasser, while internationally the WTE Group, which is also entirely owned by the EVN Group, provides a platform for the reliable supply of water to numerous municipalities and companies on a resource-protective basis.

As a supraregional water supplier, evn wasser possesses comprehensive know-how and by means of its municipal services offers comprehensive problem solutions in the drinking and wastewater area. Apart from easing the burden on local government budgets through joint project realisation, partner municipalities benefit in both a qualitative and quantitative regard from a 24-hour standby service, rapid repairs and secured water supply.

Major waste incineration and drinking water supply projects in Moscow

EVN seeks efficient teamwork with cities and municipal boroughs not just in Austria, but also in other countries. At present, Group companies can point to two exemplary projects for the Russian capital:

- The **waste incineration plant** currently being built by EVN on the site of an existing facility will deal with 360,000 t of waste annually, which represents around a sixth of the 2.1m tonnes of household garbage generated in Moscow every year. The plant is scheduled to go on line in autumn 2007, as the most modern of the city's three incineration plants. EVN will operate the plant until 2019, when it will become the property of the city of Moscow.

Marked increase in air quality due to the new Moscow waste incineration plant

		Values prior to rebuilding[1]	Expected values after rebuilding	2000/76/EC directive
Fly ash, dust	mg/nm³	360	7	10
Nitrogen oxide	mg/nm³	260	50–100	200
Sulphur dioxide	mg/nm³	180	35	50
Carbon monoxide	mg/nm³	250	35	50
Organic substances	mg/nm³	–	7	10
Hydrogen chloride	mg/nm³	220	7	10
Hydrogen fluoride	mg/nm³	3	0.7	1
Heavy metals				
Cadmium, thallium	mg/nm³	0.2	0.035	0.05
Mercury	mg/nm³	0.1	0.035	0.05
Total vanadium, bismuth, cobalt, manganese, copper, arsenic, nickel, tin, lead, chrome	mg/nm³	5.0	0.35	0.5
Dioxins, furans	mg/nm³	0.11×10^{-6}	0.07×10^{-6}	0.1×10^{-6}

As a result of a sizeable cut in pollutant emissions, the new waste incineration plant will bring a considerable reduction in environmental impact to Moscow. It will thus contribute to a decisive improvement in the quality of the air in the Russian capital. The table above shows a comparison between the emissions from the old incineration plant and the new one, as well as the parameters contained in the EU waste incineration directive.

[1] According to information from the Moscow city authorities.

- At the same time, the WTE Group, which is also a fully owned EVN subsidiary, has completed a **drinking water treatment plant** for Moscow. With a capacity of 250,000 m³/d, the plant numbers among the most ambitious water management schemes in Europe and will supply one million of the Russian capital's inhabitants with drinking water. The entire project volume amounted to EUR 190m. Due to the innovative technology employed, the high treatment quality and exemplary safety and environmental standards, the plant sets new benchmarks and will make a lasting contribution to an improvement in Moscow's drinking water. Plant start-up took place at the beginning of November 2006.

The WTE Group is a leading European supplier of services in the area of drinking water and wastewater treatment. The company plans, builds, finances and operates municipal and industrial water and wastewater installations and has established itself as partner to cities, local government and industry. WTE is currently active in Austria and ten other CEE countries and has already completed over 70 wastewater plants for around ten million people. WTE is also responsible for the management of 23 of these plants, which is otherwise transferred to the customer.

More detailed information concerning avn and WTE services and projects is available under **www.avn.at** and **www.wte.at.**

Lower Austrian Climate Prize for an innovative biomass project

During the 2005/06 financial year, EVN received gratifying recognition in the form of the award of the Eco-Management Climate Prize for its innovative biomass plant in Bad Vöslau. This prize, which was awarded by the Lower Austrian government for the first time during the past year, is targeted on Lower Austrian companies, which develop and implement unusual, innovative ideas, concepts, prototypes or products for the reduction of greenhouse gas emissions.

EVN planned and completed the prize-winning biomass plant in Bad Vöslau together with the municipal borough and the local district heating company. In combination with the additional use of sewage sludge and biogas, the plant secures the partially autonomous energy supply of the town. At the same time, the project makes an active contribution to climate protection though yearly savings of 3,200 t of CO_2.

EVN PowerPartners, a successful commitment to Lower Austrian companies
In the energy management field, EVN relies on local networking and therefore for many years has co-operated closely with Lower Austrian electrical and fitting companies. In the meantime, around 500 commercial companies have become "EVN PowerPartners". In particular they receive professional assistance from EVN regarding the design of their product and service ranges with the objective of offering joint customers top quality energy supplies and services.

During the 2005/06 financial year, EVN extended this successful concept still further. For example the teamwork in the services field was supplemented through an increase in the number of partner companies for gas safety checks. At the same time, various information events and the enlargement of the online platform ensured an improvement in service quality.

The period under review also saw an initial survey among PowerPartner companies concerning customer satisfaction, the results of which proved to be thoroughly positive. The best companies were awarded with the "EVN PowerPartner Service Prize" during the first EVN PowerPartner congress.

EVN started a new promotion with its PowerPartners in July 2006, relating to environment-friendly heat pump technology. In addition to attractive support to end customers, a comprehensive training programme was prepared together with Arsenal Research for the partner companies. The common aim is to guarantee optimum advisory quality in the heat pump sector.

Left. Electrical and fitting companies are awarded the "EVN PowerPartner Service Prize".
Right. The Speaker of the EVN Executive Board, Burkhard Hofer and Lower Austrian government member, Josef Plank, among the winners of the Lower Austrian Climate Prize 2006. EVN received an award for its innovative biomass plant in Bad Vöslau.




ökomanagement
ökomanagement

Employees



EVN attaches great value to good working conditions and a pleasant atmosphere within the company.

As a company oriented towards sustainability, EVN makes every effort to ensure that all its employees have a positive working environment and are able to realise their personal potential. Through a variety of measures, EVN not only fulfils its legally defined obligations as an employer, but also exerts a positive influence on the day-to-day activities of its workforce through a diversity of voluntary benefits. As far as its possibilities allow, EVN seeks to meet the needs of its personnel and also acknowledges a number of basis principles, which define its dealings with employees and the desired corporate culture.

EVN regards its workforce as being experts who in the long-term, determine company success. Therefore, EVN seeks to maintain a highly qualified and motivated team through numerous individual initiatives, which offer employees attractive working conditions, targeted training and further training possibilities, areas of activity with interesting perspectives, social benefits and a comprehensive health service as well as a high level of work safety.

Sustainable human resources strategy

EVN needs and furthers employees, who think and act in an entrepreneurial manner, show commitment and possess excellent levels of motivation and qualifications. This is because responsible, well-informed and highly qualified employees, who are willing to provide outstanding performance contribute to sustained company success. Hence EVN's endeavours to offer its staff attractive conditions and a positive and motivating working environment. The company regards itself as a fair employer that both challenges and supports its personnel. EVN lives up to its extensive responsibilities and places special emphasis on the areas of training and further training, personal development, health and work safety, as well as teamwork with the employees' representatives.

In this connection, it relies on the following basic principles:

- Equal treatment and opportunities
- Information and communications
- Social partnership within the company
- Flexible working hours
- Work-life balance

Details concerning these principles, the health programme and the social benefits provided by EVN can be found under **www.responsibility.evn.at.**

The most important human resources policy measures implemented during the past financial year, which are described in more detail in the course of this report, consisted of a training and further training offensive relating to the integration into the EVN Group of the new subsidiaries in Bulgaria and Macedonia (please see page 45 ff.). This represented part of EVN's response to market liberalisation in the energy sector and the increasing internationalisation of its business activities, which have created a range of additional challenges with regard to professionalism, social competence and corporate culture.

Human resources management: focal points in 2005/06

The ongoing expansion of the EVN Group has led to a new framework for human resources. Therefore, in face of these new tasks, during the 2005/06 financial year, human resources management undertook a number of steps aimed at supporting employees during the fulfilment of their assignments.

With their know-how, commitment and constant willingness to learn, employees with first class qualifications and high levels of motivation constitute a guarantee of sustainable corporate success. For this reason the maintenance and enhancement of high levels of employee competence constitute a focal point of EVN human resources management. Due to the training offensive, at around EUR 2.1m, company expenditure on further training (seminar fees, trainers, e-learning) in the 2005/06 financial year was markedly up on that of the comparable period of 2004/05.

Nomination of training co-ordinators throughout the Group

For some years, EVN customer centres have been using training co-ordinators, who form an interface between employees, their superiors and the Group Human Resources Department with regard to all measures relating to training and further training. The task of these co-ordinators is to establish the qualification needs of the employees in their areas and to discuss with them the training stipulated by superiors, in order to subsequently inform Human Resources of the actual requirements. As this system has proved effective, in autumn 2005 it was extended to cover the Group as a whole.

Thus the co-ordinators regulate all internal and external qualification measures for their respective areas and can also communicate appropriate proposals for other Group areas to the Human Resources Department.



With its apprentice training, EVN also meets its responsibilities as a regional employer.

Apprentice training

For EVN, the training of qualified apprentices into highly skilled workers constitutes a further element in medium- and long-term personnel development. During the 2005/06 financial year, an average of 78 young people underwent training at EVN. Traditionally, this focuses on the industrial sector and above all, the electrical fitter profession. In addition, the attainment of multiple qualifications is also supported in a targeted manner. Accordingly, EVN supports additional training relating to other areas of its product portfolio such as gas and heating fitter apprenticeships. Apart from skills training, personal development seminars in the fields of customer orientation and social competence are also part of the programme.

New managerial culture and systematic management training

In the course of ongoing liberalisation in the CEE states, EVN has entered into a number of partnerships and investments. The development from a regional energy supplier into an internationally active infrastructure group has also brought decisive changes and new demands for the company management. A high degree of social competence is more important than ever in order to both challenge and enhance employee capabilities.

Against this background, a managerial mission statement was drawn up, which secures a standardised understanding of management and behaviour towards employees throughout the entire Group. The managerial mission statement offers managers a valuable orientation tool and thus forms a platform for the development of a successful management culture within EVN.

Act in an entrepreneurial manner

- We must think and act in the market and within the company in a managerial manner that is responsible, result- and customer-oriented.
- We must use the opportunities provided by experience and know-how, as well as innovative further development.
- We share the common goal of securing sustained company success.

Act in a success- and performance-oriented manner

- We seek to implement company strategy with all our abilities.
- We create clear targets for this purpose, which give our subordinates room for manoeuvre.
- We measure staff and management success in terms of the achievement of our goals and prepare further measures on this basis.

Act in an innovative manner

- We build on the experience gathered in traditional core markets.
- We employ this experience for both our national and international business activities.
- We thus obtain innovative strength for further corporate development.

Bring about decisions

- We quickly take major decisions following discussions within the responsible units and then explain these choices.
- We act as a team in line with the principles of openness, mutual respect and loyalty to the company.
- We use established corporate strategy, the available factual information and the practicality of the chosen option, as a basis for every decision.

Select and further subordinates

- We see employee selection, support and development as a managerial responsibility.
- We understand the main criteria in this connection as being competence, personal responsibility and development potential.
- We orientate ourselves towards the demands of the market, sustainable company development and the EVN mission statement.

On the basis of the new managerial mission statement, the spring of 2006 saw the official launch of the new manager training programme. In teamwork with a leading management institute, EVN has developed a special development programme for its managerial staff. The extensive training programme takes two years and should help managers to deal with their assignments. In the 2005/06 and subsequent financial year, managers will complete an average of nine days of training within the framework of the programme.

Potential manager training scheme initiated

Apart from the development of the existing management team, the advancement of trainee managers, experts and project managers constitutes another cornerstone in EVN's training and further training strategy. The development of the management and expert potential within the Group is of special importance with regard to desired strategic growth. Therefore, during the period under review, EVN not only launched managerial training, but also an additional development programme. Within a changing environment, this is intended to prepare selected employees for the assumption of management and expert tasks in the medium-term.

Thus, on the one hand, the programme is aimed at guaranteeing the filling of key posts from internal sources and on the other, showing young employees the opportunities for promotion at any early stage. This will ensure that the reserves of managerial talent within EVN can be used at the appropriate time and in a targeted manner. The core points of the new programme are formed by personal development and the enhancement of social skills.

During the coming two years, over 150 Group employees will be participating in this key personnel training scheme.



Extensive training ensures ongoing competence development.


"In view of the velopments within the EVN Group in recent years, the creation of a
common corpo e culture represents a central challenge the communications area.
The major less from our local activities is that team sp n only be engendered
by candour, transparency and mutual concern. My East ropean language skills
are also of great assistance during bridge-building in untries where the Group
has a new

Integration of the Bulgarian and Macedonian subsidiaries

In January 2005, EVN took over the two South East Bulgarian power supply companies, ERP Plovdiv and ERP Stara Zagora and in April 2006, these purchases were followed by the acquisition of the Macedonian power supply company, ESM AD. As a consequence, workforce numbers rose from around 2,600 to 9,973. Some 3,800 of these employees are in Bulgaria and approximately 3,500 in Macedonia. Through this sizeable growth, EVN has taken a decisive step towards further corporate development. Moreover, the company also recognises its related responsibilities towards people, the environment and society in general.

The enormous workforce growth within the EVN Group was also the object of international recognition during the period under review. In the annual rankings of companies with exceptional employment growth in the past three years, which are drawn up by Europe's 500 in conjunction with KPMG and Microsoft, EVN was the best placed Austrian company for the 2004/05 financial year, coming in sixth among enterprises from 28 European countries.

The integration of the newly purchased subsidiaries in Bulgaria and Macedonia represents a major challenge for EVN human resource management. The improvement of the qualifications of employees in the new subsidiaries constituted a focal point of activities in the past year, although it only represented one of many measures within the framework of the integration process. In 2005/06, human resource management activities extended from the planning of personnel requirements, to the shaping of collective wage agreements and social policy.

- For example, during the past financial year, negotiations with the Bulgarian trades unions concerning a **uniform collective wage agreement** were concluded. The new agreement, which will run until February 2008, represents an important basis for human resources policy.







EVN employees from Krems, Lower Austria, in Bulgaria and Macedonia. In order to become better acquainted with the new EVN markets in South East Europe, in May 2005, the staff of EVN Krems selected Bulgaria for their annual company excursion. Apart from numerous sightseeing tours and trips to the interior of the country, naturally the programme included a visit to the headquarters of ERP Plovdiv. The guests were welcomed by their colleague from Krems, Horst Wagner, who was working in Bulgaria at the time and was able to provide insights into the power supply situation in the country. The next company excursion in June 2006, took the Krems personnel to Macedonia.

- In the course of integration, it became evident that to guarantee competitiveness, a **reduction in workforce numbers** was unavoidable. In order that the related restructuring measures, which are in the interests of the entire EVN Group, are completed in the most socially compatible manner possible, a **social plan** was prepared in a process that ran parallel to the drawing up of the collective wage agreement. This plan has established detailed guidelines for the planned redundancies at both Bulgarian companies. EVN is allocating priority to natural employee fluctuation and attractive redundancy payment models and to this end, during the first quarter of 2006, a social fund was established with the aim of avoiding the termination of employment wherever possible. The objective is to find a socially acceptable solution for all the personnel affected and by the end of 2007, it is anticipated that the total number of employees in Bulgaria will fall by around 1,000 due to natural fluctuation and the social plan. A similar process of responsible workforce reductions has also been considered for Macedonia.

- Another strategic measure within the scope of the integration of the Bulgarian subsidiaries is the optimum distribution of resources through **internal personnel transfers.** For example, from February 2007 EVN plans to group all the central departments in Plovdiv. To this end, a programme for geographical flexibility and mobility has been created. In an initial step, during the 2005/06 financial year, both the structure of the two Bulgarian companies and the organisation of all central units were matched to existing corporate structures.

- In order to generate trust and a sense of security among employees in Bulgaria and Macedonia, EVN pursues an **open information policy.** Accordingly, various measures have been implemented for the improvement of internal information and communications such as the issue of an employee journal for the Bulgarian and Macedonian subsidiaries. In an additional integration step, it is planned to further bilingual experts (German and Bulgarian) in at least every department with an eye to promoting and enhancing internal Group communications.

Improvement in employee qualifications in Bulgaria and Macedonia

Extensive training and further training measures, which are intended to standardise the differing qualification levels of the individual Group companies, play a significant role in the integration of the newly purchased subsidiaries. Here, too, the primary concern is the support of employees in the fulfilment of their assignments.

For example, during the 2005/06 financial year, the "ERP Academy" was founded in Bulgaria, which among other activities, offers language courses in English and German. In addition, the range available includes safety training for working with live voltage, management seminars and personality training.

The integration process has also already been set in motion in Macedonia. In the past financial year, management audits were held for around 500 employees from the second and third management levels. Within the scope of these measures, individual profiles were drawn up for all the participants, which were subsequently employed as a basis for the reorganisation of the company and as an important criterion for the reassignment of managerial posts. The foundation of a training academy similar to that in Bulgaria is also planned in Macedonia during the 2006/07 financial year.

For EVN, investments in improving the qualifications of new employees in Bulgaria and Macedonia represent a major contribution to the transfer of know-how to the region. Moreover, this also means that far-reaching steps have already been taken for the successful development of the local company and its workforce during the initial integration phase.

Lively works council exchanges

During the period under review, the employee representatives within the EVN Group also dealt intensively with the topic of integration. At the beginning of September 2005, members of the EVN works councils travelled to Sofia, in order to become acquainted with their Bulgarian colleagues. This first meeting provided a lively exchange of information concerning the rights and obligations, worries and concerns of the workforces in both countries. The discussions continued in April 2006, when the Bulgarian employee representatives paid a return visit to their colleagues in Austria.

Standardisation of employee protection and safety in Bulgaria

Employee protection and safety represent a major priority throughout the entire EVN Group, as numerous employees are subject to the dangers posed by electrical power, natural gas, hot water and steam. In order to guarantee optimum safety levels, EVN undertakes a range of measures aimed at accident protection and the raising of safety awareness levels. The high safety standards achieved in Austria are now to be extended to include Bulgaria and Macedonia.

Major progress was achieved in Bulgaria during the past year, the most pressing issue having been the raising of Bulgarian safety standards to European level. Accordingly, in an initial step, the entire range of protective working clothing was renewed. This allowed the introduction of improved technology for the protection of the wearers of fire-resistant clothing. In addition, important items of personal protection equipment, such as safety belts and helmets, were brought up to the state-of-the-art.



Safety officers from Austria trained Bulgarian employees in safe working with live voltage.

Moreover, in order to safeguard employees against accidents, the voltage detectors for the 20 kV systems in Bulgaria were exchanged for a device in line with EVN standards. Better tools were also purchased to ensure safe working with electricity with the aim of raising standards. In addition, all electrical fitters were given special training for working with live voltage. Safety officers from Austria held the first of these seminars with the support of the industrial medicine service in Bulgaria. Following the implementation of these new working methods, evn bulgaria is the first Bulgarian energy supply company to complete activities involving live voltage with standard Western European techniques.

In order to raise safety levels, EVN has also undertaken renovation measures in the company buildings in Bulgaria. The checks and purchase of portable fire extinguishers were reorganised in line with the standards employed in Lower Austria. In addition, a concept has been developed that will bring the locking system on the electric plants in Bulgaria up to the Austrian standard.

Owners

EVN recognises its responsibility to offer its shareholders sustained increases in the value of their investment. The company is convinced that the foundation for this value increase is formed by sustainability-oriented and positive operative performance. This not only benefits shareholders, but also provides advantages for all the other stakeholders, consisting of customers, partners, suppliers, employees and the general public. The result is highly successful bridge-building between shareholder- and stakeholder value.

Accordingly, the company relies on the highest standards for all its customer services, in order to maintain a solid position in the face of increasing competition by means of an attractive range and excellent service. High organisational and procedural efficiency levels, ongoing improvements, also in the capital structure, form a cornerstone for the economic success of the Group. Another major factor is represented by systematic investments in environmental protection. The aim of all these measures is the constant improvement of operative development and company stakeholder performance.

Sales revenue by segment



1,800
1,600
1,400
1,200
1,000
800
600
400
200
EURm
1,370.2
212.9
26.4
1,761.7
290.1
19.8
2004/05
2005/06
Energy
Environmental Services
Strategic Investments and Other Business

Earnings/share



5.5
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
EUR
2.39
2.73
3.08
3.53
5.43
01/02
02/03
03/04
04/05
05/06

EVN development in the 2005/06 financial year

The 2005/06 financial year was again characterised by high levels of dynamism. The main highlight was the taking of a majority interest in ESM AD Elektrostopanstvo na Makedonija, the national Macedonian power supply company, in April 2006. As a result, in the period under review, EVN decisively strengthened its presence in South East Europe. All in all, during the past financial year, the share of sales revenue from Central and Eastern Europe rose from 24.6% to approximately 33.5%. EVN's environmental business in the water, wastewater and waste incineration sectors also developed in a highly positive manner.

Sales revenue again up on the preceding year

The solid figures of the past year represent confirmation of the sustained success of EVN Group performance. On the basis of higher revenues in the areas energy and environmental services, as well as the first 12-month consolidation of the Bulgarian companies and the initial consolidation of the newly purchased Macedonian power supply company, ESM AD, consolidated sales increased by 28.7% to EUR 2,071.6m.

Suppliers

During 2005/06, EVN spent EUR 1,358.2m, or 34.3%, more on materials and services than in the preceding year. The main factors in this increase were the initial inclusion of the Macedonian subsidiary and the full-year consolidation of the Bulgarian companies, the sizeable rise in fuel and electricity prices and the growth in externally supplied services in connection with water and waste incineration projects.

Employees

While as a consequence of the takeover of the Macedonian electricity supply company, the average size of the EVN Group headcount rose by 49.9% during the 2005/06 financial year, personnel expenses only increased by 13.5% to EUR 263.6m. This was due mainly to the low wage levels in South East Europe as compared to Austria. During the period under review, EVN personnel expenses accounted for around 12.7% of sales revenue. At the beginning of the 1990s, this figure stood at some 27%.

Marked improvement in results

The operating result (EBIT) for the 2005/06 financial year was 40.7% higher than in the preceding year at EUR 184.4m. This upturn stemmed from the successful counterbalancing of the negative effects of continued increases in primary energy and electricity sourcing prices,


"As a sustainability fund manag ... urally ... I am
primarily interested in whet ... not a company ... ting
with responsibility is also a ... to provid ... reas ...
returns on a sustainable ba ...
and takes place in harmony wit ...
stakeholders. In addition, EVN report ...
sustainability initiatives, which means that one knows
where one is and this lead ... wth of confidence."
Wolfgang Pinner, Chairman, VINIS,
Gesellschaft für nachhaltigen
Vermögensaufbau und Innovation m.b.H.

the costs for the purchase of CO_2 emission certificates and falling network income in Austria by means of the positive contributions of the Bulgarian subsidiaries, the high level of electricity generation and the positive developments in the water and waste incineration business areas.

The EVN financial result for the period under review more than doubled. Consequently, the result before tax of EUR 304.9m was 63.7% above the figure for the preceding year.

Net result

Following income tax and minority interests, the Group net result stood at EUR 221.9m, EUR 77.5m, or 53.7%, above the figure of the preceding year.

Society

EVN's income tax expense for the 2005/06 financial year amounted to EUR 38.1m. In addition to numerous activities within its social environment, this represented a contribution to the company's public assignment in the interests of Austrian society.

Solid balance sheet

EVN activities continue to be based on a very solid balance sheet structure. Not least due to the initial consolidation of the newly purchased Macedonian electricity supply company, the consolidated balance sheet total of the EVN Group increased by 23.3% to EUR 5,845.8m. At the end of September, the equity ratio stood at 47.1% and gearing amounted to 33.7%, which was again well below the average in the energy sector. This clearly illustrates a steady and healthy balance sheet structure as confirmed by the ratings from Standard and Poor's and Moody's, which both point to a stable future.

Operating result (EBIT)


200
175
150
125
100
75
50
25
EURm
127.9
102.5
114.6
131.0
184.4
01/02
02/03
03/04
04/05
05/06

The EVN share – represented in several sustainability indices

Over the years, EVN has systematically positioned its share as an investment in sustainability, thus gaining access to the steadily growing number of investors in this segment. EVN's endeavours in line with a sustainability-oriented company management have resulted in acceptance into various sustainability indices. The latest development saw the induction of the company into the Austrian VÖNIX sustainability index in October 2005. This index unites those listed companies in Austria, which lead the way with regard to their social and ecological performance.

EVN has been part of the FTSE4Good Index since mid-March 2002 and is thus also listed on the FTSE4Good Europe and FTSE4Good Global indices. The FTSE4Good offers sustainability-oriented investors the possibility for targeted investments in companies, which meet globally recognised standards in connection with responsibilities towards the environment and stakeholders. The companies listed in the Index are subjected to regular comprehensive audits. The EVN share is also represented in the Ethibel Sustainability Index Group (ESI), which is formed by the ESI Global and ESI Europe.

FTSE4Good Index Series

ETHIBEL
MEMBER OF THE ETHIBEL SUSTAINABILITY INDEXES

VÖNIX

oekom research

rate

EVN share price – relative development



Base: October 1, 2005
140
130
120
110
100
90
%
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
2006
EVN closing price
ATX
Dow Jones Euro Stoxx Utilities

Shareholder structure



<14%
51%
>35%
NÖ Landes-Beteiligungsholding GmbH
EnBW
Free float

Stable ownership structure

On the basis of constitutional regulations, the majority stockholder in EVN AG with a 51% holding is the province of Lower Austria, which administers its shares via NÖ Landes-Beteiligungsholding GmbH. Over 35% of the shares are held EnBW Energie Baden-Württemberg AG, the remaining shares being in free float.

Attractive dividends

EVN dividend policy is directed towards the achievement of sustained and continuous development. It takes both long-term growth perspectives and EVN's future investment and financing requirements into account, as well as reasonable returns for company shareholders. Therefore, EVN aims at the gradual increase of its dividend.

As EVN has regularly raised its dividends in past years, for the 2005/06 financial year the Executive Board will recommend to the General Shareholders' Meeting a further increase from a dividend payment of EUR 1.15 (including a bonus dividend of EUR 0.15) in the past year to EUR 1.40 (including a bonus dividend of EUR 0.20) per share. This corresponds with a payout ratio of 25.8%.


FÜHRUNG
KRAFTWERK

Within the scope of the EVN retail shareholders' meeting in September 2006, investors had an opportunity to engage in a dialogue with the Executive Board and to visit the waste incineration plant and power station in Dürnrohr.

Further information from the investor relations sector is available under **www.investor.evn.at.**

Dividend/share


1.4
1.2
1.0
0.8
0.6
0.4
0.2
EUR
0.70
0.75
0.95
1.15
1.40
01/02
02/03
03/04
04/05
05/06

Corporate Governance

National and international investors expect corporate management and controls that are responsible, transparent and long-term. In meeting these requirements, EVN adheres to the Austrian Corporate Governance Code, which directs the management and control of the company towards long-term and sustainable value added and creates high levels of transparency for all stakeholders. Both the EVN Executive and Supervisory Boards have thus documented their commitment to adherence to good corporate governance.

The standards of the Austrian Corporate Governance Code are divided into three groups. The first regulation category (Legal Requirements) is obligatory for listed Austrian companies and is also fully adhered to by EVN. Moreover, there are only insignificant deviations in the R-rules segment (Recommendations). However, mainly due to the branch-related special features of the Austrian energy industry, the C-rules (Comply or Explain) of the Austrian Corporate Governance Code cannot be observed in their entirety. A presentation of these deviations, explanations and comprehensive further information on the topic of Corporate Governance is contained in the **Annual Report 2005/06** as well as on EVN's investor relations homepage under **www.investor.evn.at/CorporateGovernance.**

Investments in the future – R&D

Investments in R&D are essential in order to secure long-term company success. Over the years, EVN has actively participated in a diversity of R&D projects, both out of an awareness that successful initiatives in this area not only have a positive influence on the public image of the company, but also raise corporate value in concrete terms.

Traditionally, the topic of energy predominates, an area in which EVN has positioned itself nationally and internationally as a qualified and committed partner. Not least, the company is looking to contribute to the political decision-making process in questions relating to the sustained development of the energy sector through the preparation of concrete, innovative solution strategies. In the period under review, EVN spent a total of around EUR 600,000 on R&D.

The most important recent programmes either supported or initiated by EVN are:

- **FENCO ("Fossil Energy Coalition")** is an ERA-Net project supported by the European Commission. The project involves "The support of an integrated European and national R&D initiative for technologies that allow the use of fossil fuels in plants with minimal or no emissions." 16 partners from twelve countries, including the **Austrian Fenco Initiative (AFI)** launched by EVN, are working on this project for the enhanced acceptance of coal, which remains one of the most important global sources of energy. AFI has established, administers and finances a research fund for energy programmes in the field of environment-friendly fossil fuel utilisation.

- The **ADMONI** project, which is also a European Commission supported project, is concerned with increased steam boiler efficiency through improved monitoring capabilities. In addition to EVN, the Finnish VTT Research Institute and Fortum power supply company, the Universities of Delft in the Netherlands and Cranfield in the UK, the CERTH Research Centre in Greece and the Circe Energy Research Institute in Spain are all working on the project.

- **"Lower Austrian Energy Future 2020 – sustainable energy industry" initiative**
  EVN is a co-founder of this initiative, which is intended to serve as a network for the support of the use of renewable energy sources.

- **Environmental technology master plan**
  This platform, which is co-ordinated by the Lower Austrian government and the Federal Ministry of the Environment, is intended to secure the leading international position of Austrian environmental technology companies in the long-term. The master plan serves to combine the efforts of all the interested partners from the fields of business, industry, research and politics in a targeted manner.

- In view of the fact that the reserves of fossil fuels are limited, the **development of alternative power generation methods** is gaining in importance with regard to the coverage of future energy demand. Accordingly, EVN is focusing on the systematic expansion of its plant capacity in the renewable energy field. However, the technologies already available are unable to meet total current power needs, or even the constant increase in demand. Extensive R&D will be required until conventional fuels can be replaced by viable alternatives and EVN is involved in a number of projects in this area.

Facts & figures

EVN electricity and heating generation plants


Waidhofen/
Thaya
Gmünd
Harbach
Allentsteig
Japons
Horn
Eggenburg
Zwettl
Gföhl
Gedersdorf
Mistelbach
Neusiedl/
Zaya
Kettlasbrunn
Mühldorf
Krems
Theiß
Stockerau
Korneuburg
Gänserndorf-Nord
Gänserndorf-West
Obritzberg/
Statzendorf
Dürnrohr
Tulln
Klosterneuburg
Lassee
Tullnerbach
Sankt Pölten
Neulengbach
Pyhra
Hainburg
Sankt Valentin
Mauer
Ybbs
Mank
Rothenau
Eschenau
Wilhelms-
burg
Mödling
Wiener Neudorf
Göttlesbrunn
Prellen-
kirchen
Tribuswinkel
Bruck/Leitha
Waidhofen/
Ybbs
Sankt Veit/
Gölsen
Baden
Bad
Vöslau
Pottenstein
Mittleres
Schwarzatal
Civ. Nova
Pottendorf
Wiener Neustadt
Neunkirchen
Ternitz
Schwarzau/Steinfeld
Neunkirchen
Wartmannstetten
Schottwien
Thomasberg
Krumbach
Bad Schönau
Biomass plants
(incl. plants under construction)
Run-of-river power plants
(small-scale hydropower plant)
Storage power stations
Wind farms
Thermal power stations
District heating (power) plants

As at September 30, 2006.

Key figures economy

Key financial indicators[1]						
		2005/06	2004/05	2003/04	2002/03	2001/02
Electricity sales volumes to end customers	GWh	15,641	11,342	6,164	6,126	6,284
Gas sales volumes to end customers[2]	m m³	682	636	661	905	1,299
Heating sales volumes to end customers	GWh	1,067	1,033	967	877	786
Sales revenue	EURm	2,071.6	1,609.5	1,207.3	1,082.1	1,113.9
Operating result (EBIT)	EURm	184.4	131.0	114.6	102.5	127.9
Result before tax	EURm	304.9	186.2	135.9	145.4	137.6
Return on equity (ROE)	%	10.6	8.2	8.7	9.3	8.7
Equity ratio	%	47.1	48.2	41.7	38.8	38.0

1) Financial year from October 1 – September 30, key financial indicators according to IFRS.
2) From January 1, 2003 excluding sales to large customers and gas trading, following transfer to EconGas.

Number of visitors in the EVN Group visitor centres



25,000
22,500
20,000
17,500
15,000
12,500
10,000
7,500
5,000
2,500
0
99/00
00/01
01/02
02/03
03/04
04/05
05/06
6,868
2,157
4,711
8,949
4,067
4,882
10,597
4,144
6,453
16,207
1,455[1]
3,592
11,160
21,995
7,500
4,872
9,623
21,760
5,500
4,848
11,412
23,974
5,374
4,200
14,400
1) January–September 2003 (the plant was first finished at the beginning of 2003)
AVN waste incineration plant
Ottenstein power station
Theiss power station
Visitors/y

Key figures ecology

Water consumption[1]						
		2005/06	2004/05	2003/04	2002/03	2001/02
Power stations						
Drinking water	m³	22,962	16,133	16,739	14,790	12,974
Process water	m³	1,399,854	1,395,054	1,419,796	1,267,389	1.228,334
District heating plants						
Drinking water	m³	95,614	57,067	69,269	26,790	28,769
Process water	m³	54,310	55,229	57,134	58,066	54,849
Head office and customer centres						
Drinking water	m³	20,866	20,972	25,463	29,146	26,431
Process water	m³	30,570	23,654	32,354	31,593	31,249

1) The data provided relates to EVN AG and EVN Netz GmbH.

Waste volumes[1]						
		2005/06	2004/05	2003/04	2002/03	2001/02
Hazardous waste	t	322	275	253	192	215
Non-hazardous waste	t	5,004	5,767	5,272	5,888	4,990

[1] The data provided relates to EVN AG and EVN Netz GmbH (excluding building waste and power station by-products).

evn naturkraft eco-electricity production						
		2005/06	2004/05	2003/04	2002/03	2001/02
Hydropower	GWh	304.6[1]	185.9	160.9	139.9	116.4
Wind power	GWh	111.8	63.5	63.3	37.3	11.1

[1] Since the 2005/06 financial year, including the power plants on the River Kamp (123.8 GWh transmissions).

Responsible handling of by-products from flue gas cleaning at thermal power stations


100
90
80
70
60
50
40
30
20
10
0
98.1
1.0
56.9
0[1]
Level of recycling 2001–2005 in %
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
28,272
19,324
5,278
0
31,093
20,729
5,803
0
41,477
26,752
7,743
0
44,608
25,116
8,327
0
38,453
22,759
7,178
664
2001
2002
2003
2004
2005
[1] No desulphurisation residues were produced from 2001–2004. The residues from 2005 are currently being held in a silo for recycling purposes.
Dürnrohr power station: fly ash
Dürnrohr power station: desulph product
Dürnrohr power station: bottom ash
Theiss power station: desulph product
Amounts of ash and desulphurisation product in t/y

Heat generation[1]						
		2005/06	2004/05	2003/04	2002/03	2001/02
Heating oil	GWh	25.9	25.6	25.8	25.5	17.1
Biomass	GWh	252.1	183.2	157.7	128.9	108.0
Co-generation/power station bleeding	GWh	252.1	258.7	284.1	239.2	252.1
Natural gas	GWh	650.5	632.1	595.3	586.8	534.3
Total	GWh	**1,180.6**	**1,099.6**	**1,062.9**	**980.4**	**911.5**

[1] Local and district heating production. The data provided relates to EVN AG.

Specific electricity generation and district heating plant emissions						
		2005/06	2004/05	2003/04	2002/03	2001/02
CO	kg/MWh	0.041	0.038	0.044	0.046	0.039
NO_x	kg/MWh	0.368	0.396	0.392	0.338	0.348
SO_2	kg/MWh	0.093	0.101	0.129	0.123	0.107
Dust	kg/MWh	0.033	0.034	0.047	0.023	0.021
CO_2[1]	t/MWh	0.480	0.482	0.516	0.517	0.508

[1] Due to the CO_2-neutrality of biomass, emissions from biomass firing are rated as zero.

Energy networks					
		Austria	Bulgaria	Macedonia	Total
Electricity					
Medium- and low-voltage	km	47,300	58,800	23,500	129,600
High-voltage	km	1,370	–	160	1,530
Gas					
Medium- and low-pressure	km	8,570	–	–	8,570
High-pressure	km	1,940	–	–	1,940
Heating	km	322	–	–	322

WTE 2005[1)]

		Austria	Germany	Slovenia	Russia	Croatia[2)]	Total
Wastewater treatment plants							
Population equiv.	Number	83,657	329,296	6,355	650,000	1,000,000	2,069,308
Wastewater	m^3	2,998,481	12,736,843	315,945	65,603,507	126,987,860	208,642,636
Sewage sludge	t_{DS}/y	820	4,141	74	3,331	–	8,367

		Austria	Germany	Slovenia	Russia[3)]	Croatia[2)]
Sewage sludge recycling						
Agriculture	%	2	37	–	–	–
Composting	%	24	50	–	–	–
Incineration	%	74	7	–	–	–
Landfill	%	–	–	100	100	–
Recultivation	%	–	6	–	–	–

		Austria	Germany	Slovenia	Russia	Croatia[2)]
Pollutant freight by country						
Inflow						
Tso[4)]	kg/y	588,354	–	–	–	–
CSB[5)]	kg/y	2,103,568	11,052,450	147,856	22,179,860	54,135,947
BSB_5[6)]	kg/y	1,234,686	4,385,491	70,502	9,566,576	20,211,882
N_{total}[7)]	kg/y	202,472	487,311	12,466	1,712,369	1,686,630
P_{total}[8)]	kg/y	26,932	118,161	2,387	433,292	475,107
Outflow						
Tso[4)]	kg/y	13,327	–	–	–	–
CSB[5)]	kg/y	84,277	602,072	8,100	1,360,016	54,135,947
BSB_5[6)]	kg/y	16,039	138,873	1,307	98,491	20,211,882
N_{total}[7)]	kg/y	11,554	9,207	2,900	12,526	1,686,630
P_{total}[8)]	kg/y	1,640	12,472	380	52,993	475,107

		Tso[4)]	CSB[5)]	BSB_5[6)]	N_{total}[7)]	P_{total}[8)]	Average
Cleaning capacity							
Austria	%	98	96	99	94	94	96
Germany	%	–	95	97	98	89	95
Croatia[9)]	%	–	0	0	0	0	0
Russia	%	–	94	99	99	88	95
Slovenia	%	–	95	98	77	84	88

1) All the data provided relates to the 2005 calendar year.
2) Exclusively mechanical cleaning, therefore no residual sludge at present.
3) Disposal is completed by the customer Mosvodo Kanal.
4) Solids
5) Chemical oxygen requirement
6) Biochemical oxygen requirement
7) Total nitrogen
8) Total phosphorus
9) The mechanical cleaning stage was completed in 2004.

evn wasser

		2005/06	2004/05	2003/04	2002/03	2001/02
Drinking water						
Transport and distribution pipelines	km	1,640	1,490	1,450	1,410	1,390
Persons supplied	Number	480,000	470,000	468,000	467,500	462,000
Drinking water volumes sourced	m m^3	25.8	24.8	24.6	27.0	24.6
Pipeline system losses	%	2.5	2.1	3.6	3.7	2.9

		Plants <10,000 p.e.	Plants <100,000 p.e.
Wastewater 2005/06			
Wastewater volume	m^3/y	13,390	907,755
Total sewage sludge volume	t_{DS}/y	2	174
Pollutant freight inflow			
CSB[1]	kg/y	10,859	510,158
BSB_5[2]	kg/y	5,677	296,836
N_{total}[3]	kg/y	–	50,108
P_{total}[4]	kg/y	208	7,353
Pollutant freight outflow			
Wastewater	m^3/y	–	971,995
CSB[1]	kg/y	402	15,844
BSB_5[2]	kg/y	80	6,221
N_{total}[3]	kg/y	–	6,415
P_{total}[4]	kg/y	38	311
Cleaning performance			
CSB[1]	%	96	97
BSB_5[2]	%	99	98
N_{total}[3]	%	–	87
P_{total}[4]	%	82	96

[1] Chemical oxygen requirement
[2] Biochemical oxygen requirement
[3] Total nitrogen
[4] Total phosphorus

AVN 2005/06

Atmospheric emissions		
Dust	g/t waste	1.9
CO	g/t waste	64
CO_2	kg/t waste	918
NO_X	g/t waste	187
SO_2	g/t waste	24
HCl[1]	g/t waste	0.61
C_{total}	g/t waste	3.70
Hg[2]	g/t waste	0.02
Energy balance		
Input		
Waste	t	322,123
Natural gas (ancillary firing)	m^3	749,000
Output		
Waste	t	92,799
thereof hazardous	t	8,338
thereof non-hazardous	t	84,461
Supplies of steam to the Dürnrohr power station	t	940,975

[1] Hydrogen cloride (HCl)
[2] Mercury (Hg)

Key figures employees

Headcount[1]		2005/06	2004/05	2003/04	2002/03	2001/02
EVN AG and EVN Netz GmbH[2]	Total	1,842	1,906	1,944	1,966	1,997
Bulgaria	Total	3,803	4,049	–	–	–
Macedonia	Total	3,551	–	–	–	–
Other business areas	Total	777	699	664	351	202
EVN Group	**Total**	**9,973**	**6,654**	**2,608**	**2,317**	**2,199**
thereof apprentices	Total	78	71	61	54	31

[1] Full-time employees (FTE) basis, yearly average
[2] Due to the unbundling of the electricity and gas network sector, division between EVN AG (463) and EVN Netz GmbH (1,379)

EVN Group employees by country


2.6%
0.6%
23.1%
35.6%
38.1%
Austria
Bulgaria
Macedonia
Germany
Others (RUS, DK, PL, SLO)

EVN Group headcount – key indicators		2005/06
Employees	Total	9,973
thereof women	%	21.9
thereof men	%	78.2
Persons with special needs	Total	221
Apprentices	Total	78
Employees fluctuation[1]	%	<3
Average length of service	Years	17
Average age	Years	44
Sales revenue/employee	EUR	207,721
Sick leave/employee	Days/year	11[2]
Personnel expenses in ratio to sales	%	12.7
Training and further training expenditure	EURm	2.1

[1] Excl. departures due to the Bulgarian social plan
[2] Excl. Macedonia

Educational structure of the Austrian companies within the EVN Group


9.5%
8.4%
18.2%
7.4%
17.8%
38.7%
University graduates
A-level graduates
Vocational school graduates
Employees with a master's certificate
Employees with a completed apprenticeship
Others

Educational structure of the Bulgarian companies within the EVN Group


6.4%
20.4%
14.7%
58.5%
University graduates
A-level graduates
Vocational school graduates and employees with a completed apprenticeship
Others

Further training 2004/05		2005/06	2004/05
Expenditure[1]	EURm	2.1	1.1
Average training budget/employee	EUR	212.8	159.7
Training hours/employee	Hours	6.7	11.2

[1] Seminar fees, trainers, e-learning

Employee numbers (EVN AG, EVN Netz GmbH and EVN Group)


10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
3,301
3,273
3,200
3,057
2,884
2,775
2,695
2,540
27
2,389
38
2,238
86
2,135
163
2,041
202
1,997
345
1,972
664
1,944
4,748
1,906
8,131
1,842
89/90
90/91
91/92
92/93
93/94
94/95
95/96
96/97
97/98
98/99
99/00
00/01
01/02
02/03
03/04
04/05
05/06

1) Due to the unbundling of the electricity and gas network sector, division between EVN AG (463) and EVN Netz GmbH (1,379).

□ EVN Group
■ EVN AG and EVN Netz GmbH
Average number of full-time employees/y

In 2005/06, the EVN Group employed an average workforce of 9,973. The main reason for the increase in this figure, which was 49.9%, or 3,319 employees higher than in the preceding year, was the acquisition of the national power supply company in Macedonia.

Industrial accidents trend and days lost[1]


Industrial accidents
Days lost
120
100
80
60
40
20
0
3,000
2,500
2,000
1,500
1,000
500
0
103
2,165
113
2,293
99
2,196
89
1,985
77
1,689
2,453
94
91
2,169
1,990
74
58
952
1,467
50
51
1,168
1,220
39
964
39
42
766
41
401
41
562
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

1) The data provided relates to EVN AG, EVN Netz GmbH AVN, evn naturkraft, evn wasser and Kabelsignal (excluding road, including minor accidents).

□ Days lost
■ Accidents subject to report: slight, quite serious, serious, fatal

Accidents in ratio to workforce numbers[1]


3.5
3
2.5
2
1.5
1
0.5
0
3.1
3.4
3.1
2.9
2.6
3.6
3.2
2.8
2.2
2.1
2.3
1.9
1.9
2.0
1.3
1.2
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

1) The data provided relates to EVN AG, EVN Netz GmbH, AVN, evn naturkraft, evn wasser and Kabelsignal.

Accidents/ 100 employees

Fire statistics[1]		2005	2004	2003	2002	2001
Fires	Total	12	4	14	15	3
Damage value	TEUR	67	23	493	133	50

1) The data provided relates to EVN AG, EVN Netz GmbH, AVN, evn naturkraft, evn wasser and Kabelsignal.

Environmental programme 2005/06 – successful implementation

The 2004/05 Sustainability Report contained various highlights of the current environmental programme. During the past year, numerous projects were completed on schedule:

- **Reduction in the water losses from the Mödling district heating plant network (especially condensate from the north steam cycle)**

  Measures. Retrofitting of a strongly acid cationic exchanger for the cleaning of the condensate from part of the steam network (north steam cycle), to allow the backflow water in the network and the condensate from the north steam cycle to be utilised as feed water for steam generation.

  Realisation. At present, the backflow water from the north steam cycle cannot be used, as due to its composition, it does not meet the strict requirements that apply to feed water for steam generation. With the help of a cationic exchanger, the condensate is to be cleaned and then used as feed water. The release of the project by EVN AG has been delayed. At present, preparations are in progress and from a current perspective, the work should be completed by the autumn of 2007. The intention is to save around 6,000 m^3 of water and 600 MWh of heating energy/year.

- **Minimisation of starts and faults at the Neunkirchen and Ternitz cogeneration plants**

  Measures. Control technology programming and the installation of thermostats in the control systems of both power plants with the aim of attaining a shut-down of the plants at over 10°C (the optimum temperature to be ascertained during testing).

  Realisation. The measures at the Neunkirchen and Ternitz cogeneration plants were completed on schedule and have already proven effective. The number of starts/hour at Ternitz has been reduced by 85% and in Neunkirchen the goal of minimising starts and faults was also achieved. Moreover, further improvements are expected through the distribution of on/off thermostats.

- **Reduction in dust emissions from the de-ashing systems at the Lassee and Bruck/Leitha biomass-fired district heating plants**

  Measure. Primary air extraction from the ash transport duct.

  Realisation. Following the overhaul of the boiler at the Lassee district heating plant and modifications to the grate in the de-ashing area, no further dust problems have occurred and therefore, there was no necessity for additional conversion work. At Bruck/Leitha, the operating level of the existing biomass-fired district heating plant was somewhat reduced due to the external feeding of waste heat from a biogas plant into the district heating network. Consequently, the installation of primary air extraction from the ash transport duct was no longer required.

- **Optimisation of the firing of the no.2 biomass-fired boiler at the Mank district heating plant**

  Measure. Replacement of the fireclay refractory lining of the domed roof and the central wall in the first flue.

  Realisation. The fireclay refractory lining of the biomass boiler showed cracks and splitting on the domed roof and the central wall in the first flue. In order to optimise plant efficiency, availability and the combustion parameters, the refractory lining on both the domed roof and the middle wall was replaced. The work was concluded at the end of August 2006 and as a result, the use of the reserve boiler can continue to be kept to a minimum.

- **Retrofitting of contact water meters in the cooling water lines at all the biomass-fired plants in the Heating Group East**

  Measure. Installation of contact water meters in the cooling water lines and integration into the fault registration system.

  Realisation. Water losses caused by false starts of the emergency cooler at the Civitas Nova district heating plant have already been stopped through the installation of a contact water meter and integration into the fault registration system. In the course of control technology retrofitting, the appropriate measures are also to be implemented at the Bad Vöslau and Bruck/Leitha district heating plants.

- **Increased availability, improved fuel surveillance and reduced fault and downtimes in Unit A of the Theiss power station**

  Measure. Adaptation of the operating and surveillance system.

  Realisation. The set targets have already been achieved up to a level of 75% through modifications to the Unit A operating and surveillance system. Full realisation is planned by the end of 2007.

- **Reduced emissions, increased availability and reduced fire hazard at the Theiss power station**

  Measures. Replacement of the electrical and control technology systems on the M1 and M4 gas turbines and the substitution of the cabling.

  Realisation. Work started on the replacement of the electrical and control technology systems on the M1 and M4 gas turbines at the Theiss power station in October 2005. During the 2005/06 financial year, 50% of the projected work was completed and the control technology on the M4 gas turbine substituted. The electrical and control systems on the M1 gas turbine are to be replaced in spring 2007.

Highlights of the EVN environmental programme 2006/07

Improvement	Date
Substitution of more than 1,000 MWh of the summer load through the use of waste heat from a biogas plant at the **Mank district heating plant** by means of the installation of superordinated controls for the existing and new biogas plants. This should result in a reduction in both the use of the reserve boiler and the CO_2 emissions from the entire plant.	Autumn 2006 to September 2007
Retention of the efficiency and availability of the **Sankt Veit district heating** plant through the optimisation of the firing of the winter bio-boiler by means of the lining of the domed roof and the boiler back wall with refractories.	Autumn 2006
Conversion of an oil tank at the **Theiss power station** into a district heat store with a capacity of 60 GWh of district heat using waste heat from the flue gas. The heat is intended for the Krems and Gedersdorf district heating networks. Apart from heat storage the aim of this measure is to raise unit efficiency by 0.5 percentage points and to reduce the CO_2 and NO_x emissions from the cogeneration unit by 1%.	2007/08
Simplification of the plant documentation with regard to auditing, maintenance, work planning and budgeting in the **Heating Group East**. This is to be achieved by means of the joint logging and documentation of all aggregate and spare part types and the combination of various, separate repair and audit documents, etc., as well as the introduction of maintenance software.	Autumn 2009
Optimisation of procedural organisation and the combination of all assignment documentation through the introduction of an integrated management system in the **Heating Groups East and West.** The integrated management system will amalgamate all the requirements derived from EMAS and ISO 14001 with the regulations and procedures contained in the existing management system.	Spring 2007

Events of environmental relevance

During the 2005/06 business year, six incidents of environmental relevance occurred (EVN AG, EVN Netz GmbH, evn wasser, AVN). No environmental penalties were incurred by EVN during the 2005/06 financial year.

Date	Place	Type of incident	Cause of incident	Type of environmental impact	Extent of environmental impact	Corrective measures
December 24, 2005	Dürnrohr power station coal store	Coal fire	Self-ignition	Atmospheric	Very limited	Fire put out by plant fire brigade using a C-pipe
March 29, 2006	Dürnrohr power station 4.0 m boiler house	Flames from a switchbox	Hot shaft in a cold gas blower	Atmospheric	Very limited	Fire put out by plant fire brigade using a powder extinguisher
June 10, 2006	Dürnrohr power station machine room	Switchbox fire	Short circuit	Atmospheric	Very limited	Power distributor was electrically isolated and an anti-smoke device was actuated
July 2, 2006	Dürnrohr waste incineration plant	Bunker fire	Waste self-ignition	Atmospheric (limited smoke emission)	Very limited	Fire put out with in-house extinguishing devices
July 6, 2006	Öd Satzing transformer station	Oil leak	Crack in a cooling rib on the underside of the transformer	Soil	Limited	Removal and disposal of 4.5 m^3 of soil
July 11, 2006	Schlatten Aumühle transformer station	Fire and oil leak	Short circuit	Atmospheric/soil	Very limited	Removal and disposal of 1.5 m^3 of soil

Environmental and Social Responsibility Advisory Committee

Theodor **Zeh**
(Chairman from January 12, 2006)
Director of the Lower Austrian Chamber of Commerce, ret.

Siegfried **Ludwig**
(Chairman until January 12, 2006)
Governor of Lower Austria, ret.

Wolfgang **Berger**
Member of the Austrian Administrative Court

Reinhard **Dayer**
National CEO, Naturfreunde Österreich

Wolfgang **Frank** (until January 12, 2006)
Dr. Frank Management Consulting KEG

Rudolf **Friewald**
Mayor of Michelhausen
Member of the Lower Austrian provincial parliament

Helmut **Frisch** (until July 8, 2006)
Head of the Institute of Economics and Business Computing, Vienna University of Technology
Chairman of the National Debt Commitee

Albert **Hackl**
Lecturer, Institute for Process Engineering, Environmental Engineering and Technical Biosciences, Vienna University of Technology

Walter **Hatak** (until January 12, 2006)
Consultant

Ernst **Höger** (until January 12, 2006)
Deputy-Governor of Lower Austria, ret.

Herbert **Kaufmann**
Chairman of the Board, Flughafen Wien AG

Heinz **Kaupa**
Chairman of the Board, VERBUND-Austrian Power Grid AG

Helmut **Kroiss**
Head of the Water Quality, Resource and Waste Management Department, Vienna University of Technology

Hermann **Kühtreiber**
Mayor of Zwentendorf

Günther **Leichtfried**
Mayor of Wieselburg
Member of the Lower Austrian provincial parliament

Franz **Maier** (from January 12, 2006)
CEO, Austrian Environmental Umbrella Association

Georg **Mayer** (from January 12, 2006)
Head of the Economic Policy Department, Lower Austrian Chamber of Labour

Herbert **Peninger** (until December 31, 2005)
Director, Stadtwerke Amstetten, ret.

Ernst **Pucher** (from January 12, 2006)
Institute for Internal Combustion Engines & Car Design, Vienna University of Technology

Ingeborg **Rinke** (from January 12, 2006)
Member of the Lower Austrian provincial parliament

Klaus **Schuster** (from January 12, 2006)
EVN AG Group physician

Matthias **Stadler** (from January 12, 2006)
Mayor of Sankt Pölten

Adolf **Stricker**
Executive Chairman, Lower Austrian Board of Education

Christa **Vladyka** (from January 12, 2006)
Mayor of Bruck/Leitha
Member of the Lower Austrian provincial parliament

Paul **Weiß**
Farmer

Heinz **Zimper**
Dictrict head, District of Wiener Neustadt

Employee representatives

Leopold **Buchner**

Monika **Fraißl**

Leopold **Rösel** (from January 12, 2006)

Statement of the environmental verifiers

Scope and criteria of verification

Lloyd's Register Quality Assurance Limited (LRQA) was commissioned by EVN to verify its Sustainability Report for the period 2005/06 for all activities of the company in the areas of power generation and distribution, heat generation and supply, water purification and supply and waste incineration. From a geographical standpoint the report comprises the main activities of the subsidiaries in Austria, Bulgaria and Macedonia, as well as activities in other European countries controlled from Austria. Verification was undertaken in accordance with ISAE 3000 (International Standard on Assurance Engagement). EVN is responsible for the preparation and release of the Sustainability Report.

LRQA's approach

Our approach to data and information verification comprised:

- The conducting of audits and interviews
- Random checks on the data provided by company head office

Moreover, the knowledge from the audits in accordance with the EMAS Directive and ISO 14001 carried out by LRQA annually in EVN's power plants and heating facilities, and in particular the verification of the corresponding environmental statements, have been taken as a basis for the verification.

Level of Assurance

The level of assurance applied in the EVN Sustainability Report was reasonable. Conclusions given in this verification were based upon the full disclosure by EVN of all relevant data and information.

LRQA's conclusions and findings

Based on LRQA's scope of work, the data and information published was found to be material, correct and complete.

Vienna, November 22, 2006

On behalf of the LRQA
LLoyd's Register EMEA, Vienna, Austria
Environmental Verifier Organisation
Accreditation number: A-V-022

Johann Kitzweger
Lead verifier

Expires: November 2007

Verifiers' report

We were instructed by EVN AG to verify the figures contained in the EVN AG Sustainability Report for the 2005/06 financial year. The Sustainability Report itself is the responsibility of the EVN AG management.

On the basis of the assignment allocated to us, we issue the following attestation:

The financial figures contained in the "Owners" section of this report are taken from the consolidated financial statements of EVN AG as at September 30, 2006, which were prepared in accordance with International Financial Reporting Standards and received our unqualified auditors' opinion. The financial data in the aforementioned section is correctly repeated.

In addition, we would like to point out that for an understanding of the financial figures, the consolidated financial statements of EVN AG for the 2005/06 and 2004/05 financial years should be read together with the consolidated financial statements.

Vienna, November 22, 2006

KPMG

KPMG Austria GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Rainer Hassler m.p.
Austrian chartered accountants

Maximilian Schreyvogl m.p.
Austrian chartered accountants

EVN AG

Head Office
EVN Platz
A-2344 Maria Enzersdorf
Phone +43 2236 200-0
Fax +43 2236 200-2030

Corporate Communications
Renate Lackner-Gass
Phone +43 2236 200-12799
Fax +43 2236 200-82799
E-mail renate.lackner-gass@evn.at

Investor Relations
Klára Székffy
Phone +43 2236 200-12745
Fax +43 2236 200-82745
E-mail investor.relations@evn.at

Human Resources Department
Karl Huber
Phone +43 2236 200-12092
Fax +43 2236 200-84714
E-mail karl.huber@evn.at

Environmental Controlling and Safety
Hans-Georg Rych
Phone +43 2236 200-12526
Fax +43 2236 200-82526
E-mail umweltcontrolling@evn.at

Information on the Internet
www.evn.at
www.investor.evn.at
www.responsibility.evn.at

Printed on chlorine-free bleached paper

END

◀ Verifiers' reports